As filed with the Securities and Exchange Commission on May 9, 2022

Registration No. 333-260337

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KinderCare Learning Companies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	8351	87-1653366
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5005 Meadows Road

Lake Oswego, OR 97035

(503) 872-1300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tom Wyatt

Chief Executive Officer

5005 Meadows Road

Lake Oswego, OR 97035

(503) 872-1300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ian D. Schuman, Esq. Stelios G. Saffos, Esq. R. Charles Cassidy III, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Telephone: (212) 906-1200 Fax: (212) 751-4864	Joshua N. Korff, Esq. Michael Kim, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 Telephone: (212) 446-4800 Fax: (212) 446-4900

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                 , 2022

PROSPECTUS

                 Shares

KinderCare Learning Companies, Inc.

Common Stock

This is an initial public offering of shares of common stock of KinderCare Learning Companies, Inc. We are offering              shares of our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $             and $             per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “KLC.”

The underwriters have an option for a period of 30 days after the date of this prospectus, to purchase from us from time to time, in whole or in part, up to an aggregate of              shares of our common stock.

Following this offering, investment funds affiliated with or advised by affiliates of Partners Group Holding AG will continue to own a controlling interest in our common stock, owning     % of our common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange.

We intend to use the net proceeds from this offering to (i) repay $                 of our outstanding First Lien Notes, repay $                 of the loans outstanding under our Second Lien Facility and then repay $                 of the loans outstanding under our First Lien Term Loan Facility, (ii) redeem $                 of the shares of common stock received by members of management from vested Class B Units of KC Parent, LLC in connection with the Reorganization and (iii) pay fees and expenses in connection with this offering. We intend to use the remainder, if any, of the net proceeds to us from this offering for general corporate purposes. See “Use of Proceeds.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 22 to read about factors you should consider before buying shares of our common stock.

	Price to Public	Underwriting Discounts(1)	Proceeds, before expenses
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the shares of our common stock will be made on or about                 , 2022.

Barclays	Morgan Stanley	Jefferies
(in alphabetical order)
BofA Securities	Goldman Sachs & Co. LLC	Baird

Citigroup	Credit Suisse	Macquarie Capital

Loop Capital Markets	Ramirez & Co., Inc.	R. Seelaus & Co., LLC

Prospectus dated                 , 2022.

KINDERCARE
LEARNING COMPANIES™
Confidence
for Life.

KINDERCARE LEARNING COMPANIES TM Confidence for Life.

i

ABOUT THIS PROSPECTUS

You should rely only on the information included elsewhere in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that included elsewhere in this prospectus or in any free writing prospectus prepared by or on behalf of us that we have referred to you. If anyone provides you with additional, different or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

MARKET AND INDUSTRY DATA

This prospectus includes estimates regarding market and industry data that we prepared based on our management’s knowledge and experience in the markets in which we operate, together with information obtained from various sources, including publicly available information, industry reports and publications, surveys, our clients, suppliers, trade and business organizations and other contacts in the markets in which we operate. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable. In addition, certain of the sources were published before the novel coronavirus (“COVID-19”) pandemic and therefore do not reflect any impact of the COVID-19 pandemic.

In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for the products we distribute. Market share data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market share. In addition, client preferences are subject to change. Accordingly, you are cautioned not to place undue reliance on such market share data.

BASIS OF PRESENTATION

The Company reports on a 52- or 53-week fiscal year comprised of 13- or 14-week quarters, with the fiscal year ending on the Saturday closest to December 31. The fiscal years ended January 1, 2022 and December 28, 2019 are 52-week fiscal years with 13-week fourth quarters. The fiscal year ended January 2, 2021 is a 53-week fiscal year with a 14-week fourth quarter. References in this prospectus to “fiscal 2021” refer to the fiscal year ended January 1, 2022, “fiscal 2020” refer to the fiscal year ended January 2, 2021 and “fiscal 2019” refer to the fiscal year ended December 28, 2019.

As used in this prospectus, unless the context otherwise requires, references to:

•	the “Company,” “KinderCare,” “we,” “us” and “our” mean KinderCare Learning Companies, Inc. and, unless the context otherwise requires, its consolidated subsidiaries;

•	“ARPA” means the American Rescue Plan Act;

•	“CAA” means the Consolidated Appropriations Act;

•	“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act;

•	“Credit Agreements” means, collectively, the First Lien Credit Agreement and the Second Lien Credit Agreement;

•	“Credit Facilities” means, collectively, the First Lien Facilities and the Second Lien Facility;

•	“DGCL” means the Delaware General Corporation Law;

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•

“First Lien Credit Agreement” means that certain credit agreement, dated as of August 13, 2015, governing the First Lien Facilities, by and among KinderCare Learning Companies, Inc. (f/k/a KC Holdco, LLC), as Holdco, KC Sub, LLC and KUEHG Corp. (as successor to KC Mergersub, Inc.), as the Borrower, Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other parties from time to time party thereto;

•	“First Lien Facilities” means collectively, the First Lien Revolving Facility and the First Lien Term Loan;

•	“First Lien Multicurrency Revolving Facility” means the $10.0 million first lien multicurrency revolving credit facility;

•	“First Lien Notes” means $50.0 million initial aggregate principal amount of first lien notes issued by KUEHG Corp. pursuant to the Notes Purchase Agreement;

•	“First Lien Revolving Facility” means the First Lien Multicurrency Revolving Facility and the First Lien US Revolving Facility;

•	“First Lien Term Loan Facility” means the $1,200.0 million first lien term loan facility;

•	“First Lien US Revolving Facility” means the $105.0 million first lien revolving credit facility;

•	“GAAP” means U.S. generally accepted accounting principles;

•

“Governmental Stimulus” means incremental funding arising from governmental acts relating to the COVID-19 pandemic to support the ECE industry, including without limitation, the CARES Act, CAA and ARPA, which funding we expect to continue for the foreseeable future;

•

“Notes Purchase Agreement” means that certain First Lien Note Purchase Agreement, dated as of July 6, 2020, by and among KUEHG Corp., certain members of KC Parent, LLC and Wilmington Trust, National Association, as administrative agent and collateral agent;

•	“Parent” means, prior to the Reorganization, KC Parent, LLC;

•	“PG” means investment funds affiliated with or advised by affiliates of Partners Group Holding AG, which own a controlling interest in us;

•

“Second Lien Credit Agreement” means that certain credit agreement, dated as of August 22, 2017 (as amended by that certain Amendment No. 1 dated as of September 19, 2018), governing the Second Lien Facility, by and among KinderCare Learning Companies, Inc. (f/k/a KC Holdco, LLC), as Holdco, KC Sub, LLC and KUEHG Corp. as the Borrower, Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent and the other parties from time to time party thereto;

•	“Second Lien Facility” means the $210.0 million second lien term loan facility;

•	“Securities Act” means the Securities Act of 1933, as amended;

•	“Services Agreement” means the services agreement, dated August 13, 2015, by and between KinderCare Education LLC and an advisory affiliate of PG, as amended; and

•

“Stockholders Agreement” means the stockholders agreement to be effective following the Reorganization and upon the consummation of this offering, by and among PG, certain other existing stockholders and KinderCare.

MANAGEMENT ESTIMATES

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

CERTAIN TRADEMARKS

This prospectus includes trademarks and service marks owned by us, including Champions, Early Foundations, KinderCare, KinderCare Education and Rainbow. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

NON-GAAP FINANCIAL MEASURES

Certain financial measures presented in this prospectus are not recognized under GAAP. EBIT, EBITDA, Adjusted EBITDA, and Adjusted net income (loss) (collectively referred to as the “non-GAAP financial measures”) are not presentations made in accordance with GAAP, and should not be considered as an alternative to net income or loss, income or loss from operations, or any other performance measure in accordance with GAAP, or as an alternative to cash provided by operating activities as a measure of our liquidity. EBIT is defined as net income (loss) adjusted for net interest expense and income tax expense (benefit). EBITDA is defined as EBIT adjusted for depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for COVID-19 related costs, equity-based compensation, management and advisory fee expenses, acquisition-related costs and other costs because these charges do not relate to the core operations of our business. Adjusted net income (loss) is defined as net income (loss) before income tax adjusted for amortization of intangible assets, COVID-19 related costs, equity-based compensations, management and advisory fee expenses, acquisitions-related costs and other costs.

We present EBIT, EBITDA, Adjusted EBITDA and Adjusted net income (loss) because we consider them to be important supplemental measures of our performance and believe they are useful to securities analysts, investors and other interested parties. Specifically, Adjusted EBITDA and Adjusted net income (loss) allow for an assessment of our operating performance without the effect of charges that do not relate to the core operations of our business. We believe Adjusted EBITDA is helpful to investors in highlighting trends in our core operating performance compared to other measures, which can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments.

We believe the use of Adjusted net income (loss) provides investors with consistency in the evaluation of the Company as it provides a meaningful comparison of past, present and future operating results, as well as a more useful financial comparison to our peers. We believe this supplemental measure can be used to assess the financial performance of our business without regard to certain costs that are not representative of our continuing operations.

EBIT, EBITDA, Adjusted EBITDA and Adjusted net income (loss) have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on indebtedness;

•	they do not reflect income tax expense or the cash requirements for income tax liabilities;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBIT, EBITDA, Adjusted EBITDA and Adjusted net income (loss) do not reflect cash requirements for such replacements;

•	they do not reflect our cash used for capital expenditures or contractual commitments;

•	they do not reflect changes in or cash requirements for working capital; and

•	other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

v

A Letter from Tom Wyatt, our Chief Executive Officer

As a father of two daughters and grandfather to four grandchildren, I know firsthand the joy that comes with raising a family. I also know well the daily juggle that parents with young children face balancing work and personal lives. Childcare was a lifeline then, much like it is today for millions of working parents across the country. When I first joined KinderCare in 2012, I immediately began to spend time in our centers and at our onsite programs. When I saw the incredible interactions that teachers had with children in their care and the smiles on children’s faces, I was reminded of my early days as a parent. I knew right away that working at KinderCare was more than a professional opportunity, it was a personal mission. Today, our shared mission makes every role at our Company a movement we are all proud to be a part of.

Since we opened our first center in 1969, our commitment to delivering the highest quality care possible for families, regardless of who they are or where they live has never changed. Today, with over 2,000 locations nationwide, we are a collection of thousands of big and little stories written every day; a community of approximately 35,000 passionate employees striving to make each child’s potential shine; a human-powered network in 40 states and the District of Columbia working individually and collectively. Through it all, what we do for children and families remains constant. We are caregivers. We are educators. We impart a lifetime love of learning. We are also so much more. We are builders; of confidence in children; of unshakable self-worth; of conviction that our children can carry with them as they take their first steps and every step toward taking on the world.

As access to high-quality early childhood education has become increasingly recognized as an essential building block of our country’s economic future, KinderCare’s leadership matters now more than ever. Over 17.5 million workers, or about 20% of the American workforce, rely on childcare every day. It is also estimated that nearly 2 million women have left the workforce as a result of the COVID-19 pandemic—a key factor is lack of access to childcare.

Success at work and at home builds stronger communities one child at a time. Studies show that quality early education increases the likelihood of children obtaining higher education credentials and increases self-sufficiency and productivity later in life. This benefit to communities is reinforced by childcare’s contribution to broader economic outcomes including workforce attraction, retention and productivity and economic growth overall.

From their earliest weeks, children build critical social, emotional and academic skills that lay the groundwork for the rest of their educational journey. At KinderCare, as children take their first steps and every step into their future, they do so with confidence.

Our Company purpose is grounded in four pillars that promote a great experience for our children, families and staff and drive profitable growth in the business:

Educational Excellence

Every family wants the best care and education for their child. We deliver that through (i) our proprietary curriculum, (ii) our commitment to accreditation – the third-party validation of the high standards in our centers and sites and (iii) through assessments that consistently prove KinderCare children are better prepared for kindergarten than their peers outside our programs.

People & Engagement

Our industry-first, data-driven talent assessment tools help us hire the best teachers and center staff who will thrive in our classrooms. Our annual employee and family engagement surveys build culture

v

and connections, and help identify how to best serve children and families and drive business performance. Our approach has helped us win the Gallup Exceptional Workplace Award six years in a row – one of only four employers globally to do so.

Health & Safety

We hold sacred our responsibility to protect and nurture the children in our care. Our rigorous safety standards across all classrooms are reinforced by ongoing training and measurement tools. We help children build healthy bodies and minds by providing them with nutritious meals, physical activity programs and dedicated mental and emotional wellness resources.

Operations & Growth

We bring our high-quality standards to more families and communities each year. We do this by building new centers and inviting smaller high-quality providers to join the KinderCare family. We work with school administrators and public and private employers to expand access to our programs. As we grow our reach, we reinvest in all our pillars to elevate our impact.

These pillars guide each of our employees every day in classrooms across the country. While our footprint is large, it is the footsteps of each child in our care that inspires us. Our unwavering devotion to their children gives families confidence and peace of mind to pursue their dreams and to integrate work and life. Because strong and vibrant communities depend on access to high-quality childcare for all, we serve the full socioeconomic spectrum of families, including those of modest means. This is not a requirement from regulators, it is a matter of principle to which we have held true for the last 50 years and remains core to our mission today.

I am honored to lead KinderCare into this next phase of our journey and invite you to join me in championing the working families of this country and their children.

Tom Wyatt

Chief Executive Officer

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, especially “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

Our Company

We are the largest private provider of high-quality early childhood education and care services (“ECE”) in the United States by center capacity. We are a mission driven organization, rooted in a commitment to providing all children with the very best start in life. We serve children ranging from six weeks to 12 years of age across our market leading footprint of 1,498 early childhood education centers with capacity of more than 196,000 children and 650 before- and after-school sites located in 40 states and the District of Columbia as of April 2, 2022. We believe families choose us because of our differentiated, inclusive approach and our commitment to delivering every child a high-quality educational experience in a nurturing and engaging environment. We operate all of our centers under the KinderCare platform and utilize a consistent curriculum and operational approach across our network.

We offer a differentiated value proposition to the children, families, schools and employers we serve, driven by our market-leading scale and commitment to quality, access and inclusion. We leverage our extensive network of community-based centers, employer-sponsored programs, and before- and after-school sites, to meet parents where they are, which is an important factor in the context of evolving work styles as a result of the novel coronavirus (“COVID-19”) pandemic. We utilize our proprietary curriculum with the goal of generating superior outcomes for children of all abilities and backgrounds. We use third-party assessment tools that consistently show children in our centers outperform their peers in other programs in readiness for kindergarten. We voluntarily seek accreditation at all of our centers and onsite programs, demonstrating our commitment to best practices for our sector. Our commitment to transparent, third-party validation of the quality and impact of our offerings is a critical factor for parents when selecting a center for their children. Our culture promotes high levels of employee engagement, which leads to better financial performance of our centers. Our expertise helping families access public subsidies for childcare is a core competency and drives greater levels of diversity and access in our centers.

We have built a reputation as a leader in early childhood education and care across our three go-to-market channels: KinderCare Learning Centers, KinderCare Education at Work and Champions.

•

KinderCare Learning Centers (“KCLC”) is the largest private provider of community-based early childhood education centers in the United States by center capacity. As of April 2, 2022, KCLC operates approximately 1,400 KCLC centers. Most KCLC centers are accredited by accrediting bodies such as the National Association for the Education of Young Children (“NAEYC”). The accreditation process evaluates curriculum, evidence of learning, operating practices and health and safety protocols. The majority of the unaccredited centers are newer to our fleet of centers – either as newly built centers or as acquisitions and are currently in various stages of the two-year accreditation process. Families typically become aware of KCLC through our strong brand recognition, public relations campaigns, digital and direct marketing efforts and word of mouth references before enrolling directly in a center. KCLC serves families with children between six weeks and 12 years of age. KCLC represented 76.6% and 79.2% of our fiscal 2021 and fiscal 2020 revenue, respectively.

•	KinderCare Education at Work (“KCE at Work”) is a leading provider of employer-sponsored childcare programs. As of April 2, 2022, KCLC operates approximately 70 onsite employer-sponsored centers.

The KCLC centers and onsite employer-sponsored centers together comprise our early childhood education centers. We work closely with employers to design programs that effectively address the childcare needs of their employees. Our ability to offer both onsite centers, as well as access to our own leading KinderCare center network, provides flexibility and accessibility to a broad range of employees. We currently serve more than 600 employers through onsite programs and tuition discount benefit programs for employees. KCE at Work represented 19.7% and 17.8% of our fiscal 2021 and fiscal 2020 revenue, respectively.

•

Champions is a leading private provider of before- and after-school programs in the United States. Our outsourced model provides an attractive value proposition to schools and districts. We provide staff, teachers and curriculum to deliver high-quality supplemental education and care to families and children onsite at schools we serve, and have 650 sites as of April 2, 2022. Champions represented 3.7% and 3.0% of our fiscal 2021 and fiscal 2020 revenue, respectively.

Our operating strategy is designed to deliver a high-quality experience for every child and family we serve across all of our centers and sites. This self-reinforcing strategy is anchored in four pillars:

•

Educational Excellence. We leverage our proprietary curriculum combined with third-party assessment tools and voluntary accreditation to deliver a high-quality educational experience and provide objective validation of the quality and impact of our programs.

•

People & Engagement. We utilize a proprietary, data-driven approach to attract, hire and develop exceptional talent. We instill a culture that builds emotional connections between our employees and our mission and values, driving high engagement across our organization. Our internal surveys consistently demonstrate that a more engaged workforce leads to better financial performance of our centers.

•

Health & Safety. We consistently adhere to strict procedures across all of our centers to provide a healthy, safe environment for our children and our workforce and to deliver confidence and peace of mind to families. Our procedures address both the physical and mental health of children and are informed by input from the Center for Disease Control and Prevention (the “CDC”) and other third-party experts.

•

Operations & Growth. Our operational excellence enables us to deliver profitable growth and to fund consistent reinvestment into our service offerings. We utilize a robust technology platform and proprietary operating procedures to deliver a high-quality, consistent experience across our centers and sites. Our technology platform closely monitors activity across all centers and sites and allows us to stay connected with families on a daily basis through digital channels. We utilize this proprietary data to continuously refine our operations and adapt to changing market conditions and consumer preferences.

Our History

We have provided children and families with high-quality ECE for over 50 years. Throughout our history, we have empowered parents seeking to enter the workforce with options for excellent early childhood education and care. We have remained committed to providing broad access to our services throughout our history and, over the past decade, have become a leading advocate in our industry, working with legislators to promote greater access to early education for all families.

In 2012, John T. (“Tom”) Wyatt became our CEO to lead our business transformation. Our primary stockholder, PG, acquired control of KinderCare in 2015 to further support this transformation. From 2012 to 2017, Tom and our leadership team implemented and refined our current operating strategy, based on our four pillars described above, to enhance our value to children and families and to drive improved operating performance. During this period, we optimized our center footprint by closing more than 380 centers, drove compound same center revenue growth of 4.5% and increased same center occupancy from 56% to 69%. We also made significant investments in our curriculum, human capital and technology infrastructure to accelerate growth and strengthen our commitment to quality.

Since 2017, we have executed on our multi-faceted growth strategy to extend our center footprint and reinforce our position as the largest private ECE provider in the United States by center capacity. We acquired 175 centers between fiscal 2018 and fiscal 2021 and opened 84 new greenfield centers. During the three months ended April 2, 2022, we also opened one new greenfield center. We established our Growth Delivery, New Center Enrollment and New Center Operations teams, and developed and refined our new center management processes to enable us to quickly and consistently implement our operating procedures and curriculum, while driving growth in inquiries and enrollment. In fiscal 2019, prior to the onset of the COVID-19 pandemic, we grew to $1.9 billion in revenue, had $29 million in net loss and had $180 million in Adjusted EBITDA. From fiscal 2017 to fiscal 2019, we achieved 4.5% compound same center revenue growth. We increased same center occupancy to 72% in early 2020 from 69% in 2017. During this time we also maintained our cost of services excluding depreciation and impairment at approximately 79.2% to 79.4% of revenue.

In fiscal 2020, we had $1.4 billion in revenue, $129 million in net loss and $45 million in Adjusted EBITDA. Our same center revenue decreased by 25% primarily due to a decrease in same center occupancy to 47%. Our cost of services excluding depreciation and impairment increased to 84.3% of revenue in fiscal 2020 due to the impact of fixed operating costs on lower revenues and incurring higher costs from implementing enhanced health and safety protocols in response to COVID-19. In fiscal 2021, we had $1.8 billion in revenue, $88 million in net income and $320 million in Adjusted EBITDA. During the three months ended April 2, 2022, we had $498 million in revenue, $72 million in net income and $141 million in Adjusted EBITDA. Our same center revenue increased by 20% for the three months ended April 2, 2022 compared to the three months ended April 3, 2021, primarily due to an increase in same center occupancy to 67% from 57%. Our cost of services excluding depreciation and impairment improved to 61.4% of revenue during the three months ended April 2, 2022 as compared to 85.2% for the three months ended April 3, 2021 due to the impact of leveraging fixed costs over higher enrollments and reimbursements from Governmental Stimulus.

COVID-19 Impact Update

In March 2020, government-mandated closures of childcare centers, intended to curb the spread of COVID-19, significantly reduced enrollment across our industry. During the final two weeks of the first quarter of 2020, we temporarily closed 1,074 centers and 547 before- and after-school sites. A temporarily closed center or site is a center or site that has suspended operations as of the end of the reporting period, but management intends on recommencing operations at some point in the future. We kept more than 420 centers open to provide childcare to first responders, critical healthcare providers and families working in essential services. We undertook several actions to manage costs and improve liquidity, including curtailing all non-critical business spend, furloughing employees, temporarily reducing the salaries of the executive team and negotiating rent and benefit holidays or deferrals where possible.

During the second half of 2020, we reopened 1,021 centers and approximately 320 before- and after-school sites. As centers reopened, we brought many employees off furlough and reinstated salaries. We implemented enhanced health and safety protocols at all of our centers and sites to safely welcome children back. We proactively communicated with families to articulate our approach to safely reopening our centers and our commitment to supporting them and their children throughout the COVID-19 pandemic.

Since reopening our centers, enrollment has increased significantly. For the three months ended April 2, 2022, our same center occupancy increased to 67%, which represents 93% of our occupancy prior to the COVID-19 pandemic, well above the industry average of 87% of pre-COVID-19 occupancy levels. While many of the children who returned to our centers were previously enrolled in a KinderCare center, we believe other children transferred from centers that had closed during the COVID-19 pandemic. According to Fortune, approximately 16,000 centers closed between December 2019 and March 2021.

The CARES Act, signed into law on March 27, 2020, provided $3.5 billion in stimulus funding for childcare assistance. Bills passed by U.S. Congress subsequent to the CARES Act have approved $49 billion in incremental stimulus funding for ECE providers. During fiscal 2021, we recognized $59.5 million in incremental revenue and $160.8 million for reimbursement of center operating expenses from Governmental Stimulus as compared to $119.2 million in incremental revenue and $60.9 million for reimbursement of center operating expenses from Governmental Stimulus during fiscal 2020. Of the incremental revenue recognized, we estimate that $45.3 million for fiscal 2021 and $111.1 million for fiscal 2020 related to Governmental Stimulus with the remainder related to tuition reimbursement adjustments. During the three months ended April 2, 2022, we recognized $11.3 million in incremental revenue and $89.1 million for reimbursement of center operating expenses from Governmental Stimulus as compared to $17.5 million in incremental revenue and $8.5 million for reimbursement of center operating expenses from Governmental Stimulus during the three months ended April 3, 2021. Of the incremental revenue recognized, we estimate that $7.7 million for the three months ended April 2, 2022 and $14.1 million for the three months ended April 3, 2021 related to Governmental Stimulus with the remainder related to tuition reimbursement adjustments. We believe that we will continue to receive these types of incremental revenue and reimbursement of center operating expenses for the foreseeable future. These funds are being used to stabilize and grow our operations through intentionally investing in initiatives that support the childcare needs of working families.

Our Industry

We compete in the U.S. ECE market. Over 17.5 million workers, or 20% of the American workforce, rely on childcare every day. According to the Bureau of Economic Research, the U.S. market for private expenditures on education-focused care for children zero to five years of age was $15.2 billion in 2019, and served annual enrollments of approximately 2.5 million children according to management estimates, while the total spending in the United States on childcare was approximately $42 billion, according to the Consumer Expenditure Survey in 2018. From 2012 to 2019, according to the Bureau of Economic Research, private expenditures on education-focused care grew from $10.5 billion to $15.2 billion, representing a compound annual growth rate over the period of 4.7%. We estimate that the market for private expenditures on education-focused care is expected to grow at a compound annual growth rate of 6.4% between 2021 and 2026, excluding any impact from Governmental Stimulus.

The ECE market is highly fragmented with more than 109,000 centers in the United States in 2017, according to the Office of Child Care. We estimate that the top three providers, including KinderCare, represented approximately 5% of total capacity as of January 1, 2020. The COVID-19 pandemic caused many providers to experience significant financial challenges and reduced enrollments due to government restrictions and consumer behavior. As a result, according to Fortune, approximately 16,000 centers closed between December 2019 and March 2021, leaving families with fewer options for organized care.

According to management estimates, the employer-sponsored ECE market represented a small but meaningful portion of the overall ECE market with expenditures of approximately $3 billion in 2019. Increasingly, employers recognize the benefits of offering employees access to flexible, high-quality, affordable ECE options on either a full-time or back-up care basis. Evolving work styles are driving a preference for flexible ECE solutions with care options both onsite at corporate offices and in the communities in which employees live.

The market for before- and after-school programs serves children enrolled in pre-K-12 schools. According to the National Center for Education Statistics, there are more than 100,000 schools across the United States. Schools have long recognized the benefits of providing their families with access to before- and after-school care and education programs, though many schools have struggled to effectively manage and deliver such offerings. The lack of before- and after school care onsite creates challenges for children and families who need to travel to and from other providers, such as the YMCA, to access full-day care solutions. Third-party providers, such as Champions, are in the early stages of serving this market opportunity at scale.

We believe the market opportunity for scaled, quality ECE providers will continue to grow due to the following trends and market dynamics:

Broad recognition of the benefit of ECE drives growth in private spend and consistent public subsidy funding. Studies consistently show that organized early childhood education fosters the development of cognitive and social skills, better preparing children for success in school and life and achieving long-term benefits for society, including a 28% increase in likelihood of graduating high school if such child had received high-quality early education according to the Perry Preschool Project. The U.S. government has consistently passed bipartisan public funding to support ECE to catalyze these societal benefits. Federal subsidies for ECE, primarily provided through the Child Care and Development Fund (“CCDF”), authorized under the Child Care and Development Block Grant (“CCDBG”), increased from $4.9 billion in 2008 to $8.2 billion in 2019.

The government funding available through the CCDF has increased since 2011:

Trends in labor force participation continue to support robust demand for high-quality ECE. As of 2019, 68% of children under the age of six were in dual income households, an increase from 65% in 2015 according to National Kids Count. The labor force participation rate of women ages 20 to 44 in the United States increased from 74% in 2009 to 75% in 2019 according to the U.S. Bureau of Labor Statistics, representing an estimated 2.5 million additional women in the workforce. Among millennials, over 80% cite work-life integration, of which access to high-quality childcare is a key component, as the most important factor in job selection according to a Forbes article published in 2020. However, in 2018, more than 80% of parents with children under the age of five reported challenges in finding affordable, quality care according to the Affordable Child Care and Early Learning for All Families report published in 2018 by the Center for American Progress. These trends are expected to drive sustained growth in the ECE market.

Reduced capacity from COVID-19 pandemic-related center closings creates opportunity for high-quality ECE providers. Government restrictions and shifts in consumer behavior caused many operators to experience significant financial challenges and reduced enrollments during the COVID-19 pandemic. As a result, according to Fortune, approximately 16,000 centers closed between December 2019 and March 2021. This reduced capacity has increased demand for scaled providers, such as KinderCare, and has created incremental opportunities for greenfield expansion or acquisitions.

Evolving work styles have increased the need for flexible ECE offerings. We believe providers that offer ECE via a variety of delivery channels are best positioned to meet the demands of parents regardless as to how future work styles evolve. Many employers are actively exploring blended models, balancing the amount of time employees spend working remotely versus in the office. In response to the evolving landscape, the mix of demand for ECE provided in communities, at corporate offices and onsite in schools is expected to evolve. In many cases, parents are expected to take advantage of the services offered through multiple channels to best meet their needs.

Over $50 billion in Governmental Stimulus provides meaningful support for ECE. The U.S. federal government has acknowledged the importance of the ECE market through recently passed federal governmental acts designed to support continued access to ECE for parents. The CARES Act, signed into law on March 27, 2020, provided $3.5 billion in stimulus funding for childcare assistance.

The Consolidated Appropriations Act (“CAA”), passed in December 2020, includes $10 billion in stimulus funding for the CCDBG to supplement state general revenue funds to support the childcare needs of working families and to stabilize childcare providers. The American Rescue Plan Act (“ARPA”), passed in March 2021, includes $15 billion in stimulus funding for the CCDBG and an additional $24 billion for a COVID-19 childcare relief and stabilization fund, which provides states with resources to offer immediate grants to childcare providers. All stimulus funding under the CAA and ARPA must be distributed by December 31, 2024. Additionally, the ARPA provides monthly child tax credit payments for qualifying families. Monthly payments of $300 for each child under the age of six and $250 for each child ages six through 17 began to be distributed on July 15, 2021 and will provide parents incremental funding to support family needs, such as ECE.

Scaled providers are uniquely qualified to navigate complex public subsidy and stimulus funding channels. Each state has unique and disparate processes to administer funds received from the CCDF, making it difficult for many families and providers to access public subsidy and stimulus funding. Scaled providers with the expertise, resources and infrastructure necessary to understand each state’s requirements and support families through the application process are best positioned to capture enrollments supported by public funds. We expect public subsidy funding for ECE to continue to grow, furthering the importance of this capability.

Our Competitive Strengths

We believe the following are our core strengths that differentiate us from our competition:

Market leader with significant scale advantages. We are the largest private provider of ECE in the United States by center capacity with nearly 50% greater center capacity based on our estimates than the next largest operator. Our scale enables us to (i) identify best practices within our network and apply them across all of our centers and onsite programs, (ii) consistently invest in our curriculum, teachers and rigorous health and safety protocols across all our centers and sites, (iii) invest in our technology infrastructure to better manage our operations, (iv) identify opportunities for expansion through greenfield centers and acquisitions, (v) help our families access public subsidy funding by engaging with over 800 government agencies and (vi) serve as a leading, visible advocate for our industry with legislators.

Diverse set of offerings that enable broad access to our services. We believe we are the only ECE provider with the ability to reach families in their communities, at their places of employment and onsite at their children’s schools. Our mix of community-based and onsite centers makes us well-suited to address families’ ECE needs, even as work styles evolve. The flexibility of our KCE at Work offering allows us to provide tailored programs to employers seeking flexible, employer-sponsored care solutions for their employees. Our before- and after-

school programs extend our offerings to older children at their schools, expanding the population of families and children that we are able to effectively serve.

Commitment to educational excellence across our footprint. We have intentionally designed our curriculum for children of all abilities, and we continuously enhance and refine our curriculum to drive better outcomes. As educational quality for young children can be difficult for parents to assess, we utilize objective, third-party assessment tools and accreditation to demonstrate the impact of our programs. We voluntarily seek accreditation at all of our centers and onsite programs. Very few providers embrace accreditation across their entire center network. In addition, our internal studies with third-party assessment tools show that on average, children who begin attending KinderCare centers as infants are six weeks ahead of their peers at two years of age and nine months ahead at five years of age and KinderCare kindergartners test at least two months ahead of expectations for first grade.

Strong workforce engagement which inspires our best talent to do their best work. We utilize a holistic approach to attract, train and develop a talented workforce, at scale, and drive workforce engagement. Our approach fosters stronger connections with families and better center financial performance. Our workforce culture is a fundamental driver of employee engagement as we strive to maintain a culture that is mission driven, inclusive and values the input of each of our employees. Also, we are the only early education company to utilize a predictive, data-driven selection tool in our hiring practices. Our internal research shows that centers with higher employee and family engagement generated, on average, 1.5 and 2.5 times higher revenue growth in our network in 2018 and 2019, respectively. In 2021, 72% of our workforce considered themselves engaged, nearly double the U.S. population average. Through our continued focus on engagement, we have received the Gallup Exceptional Workplace Award every year from 2017 to 2022, making us one of only four companies worldwide to win this award six years in a row.

Technology infrastructure supporting efficient, data-driven decisions across our business. We invest significant resources into our technology infrastructure to support our centers and site operations and our interactions with current and prospective families. We leverage our proprietary OneCMS platform to provide real-time key performance indicator (“KPI”) tracking and reporting across all of our centers. Our OneCMS platform drives consistency, economies of scale and efficient integration of greenfield and acquired centers. We utilize a Salesforce-based client relationship management (“CRM”) system to manage inquiries from new families and effectively enroll and onboard new children and families into our centers and sites. We engage with our families through our robust mobile platform to connect them with their centers and provide daily updates on their child’s activity and developmental progress. All of these systems generate valuable data that we leverage to inform decision-making, improve learning outcomes and increase family engagement and retention.

Expertise helping families access public subsidy funding for childcare. We proactively work with prospective and current families to help them access public subsidy funding. The process for accessing public subsidy funding is complex and burdensome, causing many families to forego applying for available resources. Our dedicated Subsidy Team assists families with understanding the requirements of programs available to them and with completing the administrative steps necessary to access public subsidy funding. Our scale allows us to invest in the expertise, resources and infrastructure needed to effectively navigate these programs across our network of centers. Our frequent interactions and relationships with government institutions position us as a leading advocate for our industry to help build continued growing public funding support for our sector.

High-quality management team demonstrating deep industry experience across education and multi-site consumer industries and track record of profitable growth. Our experienced management team has executed on its strategic initiatives with respect to people, education and financial performance. The combined expertise and experience of our management team covers early childcare, multi-site platforms and education, representing more than 135 years of relevant professional experience. Our Company is managed by a seasoned team of professionals led by Chief Executive Officer Tom Wyatt who, with more than 40 years of experience leading successful childcare and multi-site platforms, has guided our Company to achieve the highest standards of excellence in ECE. Chief Academic Officer Dr. Elanna Yalow is responsible for the development of KinderCare’s educational programs as well as public policy and accreditation initiatives. Paul Thompson, President, and Anthony (“Tony”) Amandi, Chief Financial Officer, have 33 and 22 years of relevant experience, respectively, and provide strong continuity of operational expertise. Since installing Tom as Chief Executive Officer, our management team demonstrated consistent profitable growth, achieving a compound same center revenue growth of 4.5% from 2012 to 2019.

Our Growth Strategies

We intend to extend our position as the largest private ECE provider in the United States by center capacity through our key growth strategies, as follows:

Increase enrollments and occupancy at our existing centers. We employ a multi-pronged strategy to increase enrollments and occupancy. Our commitment to inclusive access and transparent, third-party validation across our offerings allows us to provide a differentiated value proposition to families seeking ECE. We leverage our strong brand recognition, public relations campaigns, digital and direct marketing campaigns and word-of-mouth references to attract families to our centers. As a scaled provider, we are well-positioned to benefit from the combined impacts of growing ECE demand and supply reductions driven by COVID-19 pandemic-related center closures. Given our scale and operational expertise and resources, we possess a unique ability to serve families supported by public subsidy funding and the agility to meet evolving family preferences toward flexible and accredited providers.

Leverage dedicated teams and data-driven research to open new greenfield centers. We consistently open new greenfield centers that generate attractive returns and complement our existing center network. We opened 84 new greenfield centers from fiscal 2018 to fiscal 2021. We maintain a robust pipeline of new center opportunities and employ a disciplined and data driven approach in selecting locations for new greenfield centers. We utilize dedicated, specialized teams to oversee the development and opening of each new center. This approach creates a scalable, repeatable and highly efficient process while ensuring we are creating the best experience for families and center staff. When evaluating our new center occupancy after eight weeks of operation, we have seen improvements in occupancy each year from 2017 to 2019. Class of 2020 center performance was negatively impacted by the COVID-19 pandemic due to temporary closures of centers and delayed opening dates, and as such occupancy rates were approximately at par with class of 2017 centers. Class of 2021 centers performed in line with pre-COVID expectations, approximately 20% improved from 2017 levels when we began our growth journey.

Continue to expand our flexible employer-sponsored program offerings. We provide employers with a diverse, flexible offering to best meet the needs of their workforce, positioning us to grow our employer client base as work styles evolve. We offer onsite employer-sponsored centers as well as access to our own network of approximately 1,400 KCLC centers providing employers with the ability to design flexible programs to meet the shifting needs of their employees. We also offer tuition benefits programs, which allow employers to provide discounted access to our centers. Since 2019, we have grown our number of employer relationships from approximately 400 to more than 600 as of April 2, 2022. These relationships include approximately 70 onsite employer-sponsored centers.

Re-invest revenue from consistent price increases to enhance our value proposition for families. We consistently invest in all aspects of our service offering to deliver high-quality, accessible ECE. We also offer competitive compensation and benefits packages as well as periodic salary increases for our teachers and staff. We implement regular price increases across our centers to support these investments. Over the past three years, our annual tuition price increases ranged from 2-5% across all of our centers. Rate increases vary by age and center. We have found that parents appreciate our investment in delivering a high-quality ECE solution for their children and are supportive of reasonable annual price increases to facilitate such investments. Additionally, while our rates for children of a given age increase each year, these rates generally decrease as children get older. Our pricing methodology indexes rates against our entry level infant tuition rates; toddler rates are set at approximately 97%, two-year old rates are set at approximately 88% and preschool rates are set at approximately 81% of infant tuition rates. As a result, the out-of-pocket costs paid by parents typically decrease as children age, despite our annual rate increases.

Increase the number of sites served and grow enrollments in programs offered by Champions. We actively pursue opportunities to offer Champions before- and after-school programs to additional schools and to grow enrollment in programs offered at existing sites. Champions offers high-quality, education-focused accredited programs conveniently onsite at the schools we serve, while removing the administrative burden for the school to operate these programs. From 2015 to 2019, we grew our revenues from Champions at a compound annual growth rate of more than 13%. We currently have 650 sites, a small percentage of the over 100,000 schools in the United States, providing significant opportunity to continue to grow our footprint.

Opportunistically pursue strategic acquisitions and partnerships. We continue to grow our footprint by acquiring centers through our disciplined acquisition approach. We acquired 175 centers between fiscal 2018 and fiscal 2021. We maintain a robust pipeline of targets, ranging in size from single site to multi-site providers, to support our inorganic growth trajectory. We quickly transition newly acquired centers onto our technology platform, implement our proprietary curriculum and center management processes and rebrand such centers. Given the significant fragmentation in our industry, we expect to continue to pursue acquisitions that meet our criteria and complement our existing network. Additionally, we expect to pursue acquisitions to add new brands that will allow us to target and serve specific populations as well as to potentially grow our presence in attractive international markets.

Environmental, Social and Governance (“ESG”) Considerations

Our mission is to provide high-quality ECE to families of all backgrounds and means. Early childhood education gives children the tools needed to be successful in school and thrive as they enter adulthood. We have purposefully built a scaled ECE platform that enables us to reach more families and children than any other private childcare provider. We strive to make our services easily accessible to families of all socioeconomic backgrounds. We welcome children, families and employees of all abilities and backgrounds. We make investments in how we operate our centers to promote safety as well as the physical and emotional health of our employees and students. We strive to continue our efforts to improve energy efficiency and to promote environmental sustainability across our centers. We conduct assessments and voluntarily seek third-party accreditation across all our centers to provide parents with objective, informed insight on the quality of our offerings. We remain committed to sustainable and impactful business practices through our ESG initiatives, policies, and goals.

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and results of operations. You should carefully consider the risks discussed in the section titled “Risk Factors,” including the following risks, before investing in our common stock:

Risks Related to our Business

•	The COVID-19 pandemic has significantly disrupted our business, financial condition and results of operations and will continue to adversely impact our business.

•

Changes in the demand for childcare and workplace solutions, influenced by a permanent shift in workforce demographics, economic conditions, office environments, unemployment rates, and the failure to anticipate and respond to changing preferences and expectations, may affect our operating results.

•	Our business depends largely on our ability to hire and retain qualified teachers, key management, key employees and maintain strong employee engagement.

•	Adverse publicity could impact demand for our services, as well as the value of our brands and reputation as a provider of choice.

•	Our continued profitability depends on our ability to offset our increased costs through tuition increases.

•	Governmental universal childcare benefit programs and changes in the spending policies or budget priorities for government funding of childcare and education could impact demand for our services.

•	We have identified a material weakness in our internal control over financial reporting.

Risks Related to our Capital Structure, Indebtedness and Capital Requirements

•	We may face risks related to our indebtedness.

•	The terms of our Credit Facilities impose operating and financial restrictions on us that may impair our ability to respond to changing barriers and economic conditions.

•	We may require additional capital to meet our financial obligations and support business growth, and this capital may not be available on acceptable terms or at all.

•

Acquisitions have played a part in our strong growth portfolio, and contribute to our competitive industry profile, but they also present many risks and may disrupt our operations. We also may not realize the financial and strategic goals that were contemplated at the time of the transaction.

•	We are a holding company with no operations of our own, and we depend on our subsidiaries for cash.

Risks Related to Intellectual Property, Information Technology and Data Privacy and Security

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We rely significantly on the use of our IT systems, as well as the technology of our third-party service providers and any significant failure, inadequacy, interruption or data security incident of our IT systems, or those of our third-party service providers, could disrupt our business operations.

•	If we are unable to adequately protect our intellectual property rights, our business, financial condition and results of operations may be materially and adversely affected.

•

Our collection, use, storage, disclosure, transfer and other processing of personal information could give rise to significant costs and liabilities, including as a result of governmental regulation, uncertain or inconsistent interpretation and enforcement of legal requirements or differing views of personal privacy rights, which may have a material adverse effect on our reputation, business, financial condition and results of operations.

•

We are subject to payment-related risks that may result in higher operating costs or the inability to process payments, either of which could harm our brand, reputation, business, financial condition and results of operations.

Risks Related to our Common Stock and this Offering

•	If our stock price fluctuates after this offering, you could lose a significant part of your investment.

•

We are a “controlled company” within the meaning of the rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

•

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

•	Changes in tax laws or to any of the several factors upon which our tax rate is dependent could impact our future tax rates and net income and affect our profitability.

General Risks

•	Our business, financial condition and results of operations may be materially and adversely affected by various litigation and regulatory proceedings.

•	Inadequacy of our insurance coverage could have a material and adverse effect on our business, financial condition and results of operations.

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Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.

•	We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

•	Natural disasters, geo-political events and other highly disruptive events could materially and adversely affect our business, financial condition and results of operations.

•	Discovery of any environmental contamination may affect our operating results.

Our business also faces a number of other challenges and risks discussed throughout this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

The Reorganization and Our Organizational Structure

We operate as a Delaware corporation under the name KinderCare Learning Companies, Inc. Shortly after the effectiveness of the registration statement of which this prospectus forms a part:

•

Pursuant to our existing amended and restated certificate of incorporation, each of our outstanding shares of Class A common stock will automatically convert to                 shares of common stock and each of our outstanding shares of Class B common stock will automatically convert to                 shares of common stock.

•	KC Parent, LLC, our direct parent, will liquidate and distribute our common stock then held by KC Parent, LLC to unitholders of KC Parent, LLC in proportion to their interests in KC Parent, LLC.

•

The holders of the Class A Units of KC Parent, LLC will receive shares of common stock in connection with the Reorganization in proportion to their interests in KC Parent, LLC. The Class B Units of KC Parent, LLC will vest in connection with the Reorganization and the holders of the Class B Units will receive shares of common stock in proportion to their fully vested interests in KC Parent, LLC. The Class B-1 Units will automatically accelerate and vest based on the expected value to be received by the Partners Group Members (as defined in Parent’s limited liability company agreement). Our board of directors has determined that the Class B-2 Units and Class B-3 Units will be deemed to have vested as well. $                 of the shares of common stock that the prior holders of the Class B Units will receive will be redeemed with the proceeds of this offering. See “Use of Proceeds.” The holders of the Class C

Preferred Units of KC Parent, LLC will receive shares of common stock in connection with the Reorganization in proportion to their interests in KC Parent, LLC.

We collectively refer to the foregoing organizational transactions as the “Reorganization.”

The diagram below depicts our organizational structure after giving effect to the Reorganization, including this offering.

Our Corporate Information

KinderCare Learning Companies, Inc. is a Delaware corporation. On January 2, 2022, KC Holdco, LLC, a Delaware limited liability company, converted into a Delaware corporation through a Delaware law statutory conversion and was renamed KinderCare Learning Companies, Inc. Upon consummation of this offering, assuming the sale of              shares in this offering and the redemption of $                 of common stock, PG will own approximately     % of our shares of common stock. See “Principal Stockholders” and “Use of Proceeds.”

Our principal executive office is located at 5005 Meadows Road, Lake Oswego, OR 97035 and our telephone number at that address is 503-872-1300. We maintain a website at www.kindercare.com. We have included our website address in this prospectus as an inactive textual reference only. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

THE OFFERING

Common stock offered by us	shares.

Common stock to be outstanding after this offering	shares (or shares, if the underwriters exercise in full their option to purchase additional shares of common stock) including the impact of the redemption of $ of shares of common stock described in “—Use of Proceeds” below.

Option to purchase additional shares from us	shares.

Use of proceeds	We estimate that the net proceeds to us from our sale of shares in this offering, after deducting underwriting discounts and estimated offering expenses payable by us, will be approximately $ (or $ , if the underwriters exercise in full their option to purchase additional shares of common stock), assuming an initial public offering price of $ per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use the net proceeds from this offering to (i) repay $ of our outstanding First Lien Notes, repay $ of the loans outstanding under our Second Lien Facility and then repay $ of the loans outstanding under our First Lien Term Loan Facility, (ii) redeem $ of the shares of common stock received by members of management from vested Class B Units of KC Parent, LLC in connection with the Reorganization and (iii) pay fees and expenses in connection with this offering. We intend to use the remainder, if any, of the net proceeds to us from this offering for general corporate purposes. See “Use of Proceeds.”

Symbol	“KLC.”

Controlled company	Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange. See “Management—Director Independence and Controlled Company Exception.”

Conflicts of interest	Affiliates of Barclays Capital Inc., Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are lenders under our First Lien Facilities and Credit Suisse Securities (USA) LLC will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings thereunder. Therefore, Barclays Capital Inc., Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering is being conducted in accordance with Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Jefferies LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, including specifically those inherent in Section 11 thereof. Jefferies LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 22 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

The number of shares of common stock to be outstanding after this offering excludes:

•

             shares of common stock reserved for future issuance under our Amended and Restated 2022 Incentive Award Plan (the “A&R 2022 Plan”), which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any shares of common stock that become available pursuant to provisions in the A&R 2022 Plan that automatically increase the share reserve under the A&R 2022 Plan;

•

             shares of common stock reserved for future issuance under our 2022 Employee Stock Purchase Plan (the “ESPP”), which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any shares of common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP;

•

up to                  shares of common stock issuable upon the exercise of options outstanding under our A&R 2022 Plan as of                 , 2022 with a weighted average exercise price of $                 per share (taking into account the automatic conversion of our Class B common stock into shares of our common stock); and

•

             shares of common stock issuable upon the vesting of restricted stock under our A&R 2022 Plan outstanding as of                 , 2022 (taking into account the automatic conversion of our Class B common stock into shares of our common stock).

Unless otherwise indicated, all information contained in this prospectus:

•	assumes an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	assumes the underwriters’ option to purchase additional shares will not be exercised;

•	assumes the Reorganization has been consummated prior to the closing of this offering; and

•	gives effect to our second amended and restated certificate of incorporation and our amended and restated bylaws.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

We present below our summary consolidated statements of operations and of cash flow data for the three months ended April 2, 2022 and April 3, 2021 and for the fiscal years ended January 1, 2022, January 2, 2021 and December 28, 2019, and our consolidated balance sheet data as of April 2, 2022, January 1, 2022 and January 2, 2021. We have derived this information from our unaudited interim condensed consolidated financial statements and audited annual consolidated financial statements included elsewhere in this prospectus. In our opinion, the unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with our audited annual consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such financial statements.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the summary consolidated financial and operating data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Operations Data

	Three Months Ended		Fiscal Years Ended
	April 2, 2022	April 3, 2021	January 1, 2022	January 2, 2021	December 28, 2019
	(dollars in thousands)
Revenue	$497,532	$400,262	$1,807,814	$1,366,556	$1,875,664
Expenses
Cost of services (excluding depreciation and impairment)	305,532	340,981	1,301,617	1,152,063	1,486,430
Depreciation and amortization	19,455	20,020	82,313	87,919	99,255
Selling, general, and administrative expenses	52,828	40,685	204,182	158,409	202,701
Impairment losses	4,128	621	7,302	38,645	22,908

Total operating expenses	381,943	402,307	1,595,414	1,437,036	1,811,294

Income (loss) from operations	115,589	(2,045)	212,400	(70,480)	64,370
Interest expense, net	21,958	23,972	96,564	99,353	102,626
Other expense (income), net	54	(212)	(631)	(1,039)	(1,027)

Income (loss) before income taxes	93,577	(25,805)	116,467	(168,794)	(37,229)
Income tax expense (benefit)	22,024	(6,427)	28,058	(39,298)	(8,088)

Net income (loss)	$71,553	$(19,378)	$88,409	$(129,496)	$(29,141)

Other comprehensive income (loss), net of tax:
Change in net gains (losses) on cash flow hedges	—	1,613	6,742	787	(11,537)

Total comprehensive income (loss)	$71,553	$(17,765)	$95,151	$(128,709)	$(40,678)

Net income (loss) per common share/member’s interest unit
Basic	$0.09	$(0.03)	$0.12	$(0.18)	$(0.04)
Diluted	$0.09	$(0.03)	$0.12	$(0.18)	$(0.04)
Weighted average number of common shares/member’s interest units outstanding
Basic	790,673	750,181	757,614	727,838	706,664
Diluted	790,792	750,181	757,614	727,838	706,664

Pro Forma Presentation

	Three Months Ended April 2, 2022	Fiscal Year Ended January 1, 2022
(dollars in thousands, except per share amounts)
Pro forma net income (loss) per share—basic(1)	$	$
Pro forma net income (loss) per share—diluted(1)
Pro forma weighted average number of shares outstanding—basic(1)
Pro forma weighted average number of shares outstanding—diluted(1)

Consolidated Balance Sheet Data (end of period)

	April 2, 2022	January 1, 2022	January 2, 2021
	(dollars in thousands)
Cash and cash equivalents	$311,162	$177,428	$53,235
Working capital(2)	156,659	62,798	(61,770)
Total assets	3,586,721	3,469,561	3,266,542
Long-term debt, less current portion of long-term debt	1,373,699	1,375,430	1,378,442
Total liabilities	3,258,112	3,213,954	3,130,257
Shareholder’s and member’s equity	328,609	255,607	136,285

Other Financial and Operating Data

	For the Three Months Ended		For the Fiscal Years Ended
	April 2, 2022	April 3, 2021	January 1, 2022	January 2, 2021	December 28, 2019
Early childhood education centers	1,498	1,476	1,500	1,460	1,500
Before- and after-school sites	650	446	641	415	563

Total centers and sites(3)	2,148	1,922	2,141	1,875	2,063

Average weekly ECE full-time enrollments (“FTEs”)(4)	131,309	110,421	121,173	90,526	136,095
ECE same center occupancy(5)	67.2%	57.4%	62.5%	47.0%	70.3%
Adjusted EBITDA(6) (dollars in thousands)	$140,582	$19,776	$320,095	$44,517	$179,749
Adjusted net income (loss)(6) (dollars in thousands)	$74,492	$(16,086)	$109,564	$(96,417)	$1,153

(1)

Basic and diluted pro forma net income (loss) per share, and the basic and diluted weighted-average shares used in computing pro forma net income (loss) per share, give effect to (i) the Reorganization, (ii) the issuance and sale of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of the net proceeds from this offering as described in “Use of Proceeds.”

The table below provides a summary of net income used in the calculation of basic and diluted pro forma net income (loss) per share attributable to common stockholders for the periods presented:

	Three Months Ended April 2, 2022	Fiscal Year Ended January 1, 2022
Net income	$	$
Adjustment to eliminate interest expense for First Lien Notes and Second Lien Facility(a)
Adjustment for prepayment premium on debt (a)
Adjustment for amortization of deferred financing fees(a)
Adjustment for stock-based compensation expense due to acceleration of vesting of all Class B Units(b)
Adjustment for stock-based compensation expense for the 2022 Plan issued in connection with this offering(c)

Pro forma net income (loss)

(a)

These adjustments reflect the elimination of the interest expense related to the First Lien Notes and Second Lien Facility, partial elimination of the interest expense related to the First Lien Term Loan Facility, prepayment premium on debt, and amortization of deferred financing fees.

(b)

In connection with this offering, all unvested and outstanding Class B Units will vest and, as a result, we estimate that we will incur equity compensation expense at the time of this offering as a result of the acceleration of stock-based compensation due to the vesting of the unvested awards.

(c)

Reflects compensation expenses for the stock options and restricted stock units (“RSUs”) to be issued to certain employees under the equity awards granted in connection with this offering. The compensation expense is measured at fair value at the grant date and expense is recognized over the requisite service period. The fair value of the stock options was estimated utilizing a Black Scholes model and the fair value of the RSU was estimated based on the assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.

The table below provides a summary of the weighted-average shares used in computing pro forma net income (loss) per share attributable to common stockholders for the periods presented:

	Three Months Ended April 2, 2022	Fiscal Year Ended January 1, 2022
Weighted average shares outstanding - pro forma(i)
Common stock sold by us in this offering
Contingently Issuable shares(ii)
Weighted-average shares outstanding - pro forma(i) - Basic
Weighted-average shares outstanding - pro forma(iii) - Diluted

(i)	Gives effect to the Reorganization as described in “—The Reorganization and Our Organizational Structure.”

(ii)

These shares represent the equity awards issued to the grantees eligible for retirement on the grant date. Because the grantees are not required to provide future employment to retain these services, these awards vest immediately.

As of April 2, 2022
	Actual	Pro Forma(A)	Pro Forma as Adjusted(B)
Consolidated Balance Sheet Data
Cash and cash equivalents	$	$	$
Working capital(C)
Total assets
Long-term debt, including current portion(D)
Total liabilities
Accumulated deficit
Total member’s/stockholders’ equity(E)

(A)	The pro forma column gives effect to the Reorganization.
(B)

The pro forma as adjusted column gives effect to (i) the pro forma adjustment described in note (A), (ii) the issuance and sale by us of              shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the application of the net proceeds from this offering as described in “Use of Proceeds.” Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of total stockholders’ equity, as well as decrease (increase) the amount of long-term debt and total liabilities, in each case by $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, would increase (decrease) the pro forma as adjusted amount of total stockholders’ equity, as well as decrease (increase) the amount of long-term debt and total liabilities, in each case by $                . The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(C)	We define working capital as current assets less current liabilities, excluding current portions of long-term debt and operating lease liabilities.
(D)	Net of deferred financing costs of $ as of April 2, 2022 and $ pro forma and pro forma as adjusted as of April 2, 2022.
(E)

On January 2, 2022, the Company converted from a Delaware limited liability company to a Delaware corporation and, as a result, the membership interests were reduced to zero to reflect the elimination of all outstanding interests in KC Holdco, LLC and corresponding adjustments were reflected as common stock, additional paid-in capital and total stockholders’ equity, which results in no change to Total stockholders’ equity.

(2)	We define working capital as current assets less current liabilities, excluding current portions of long-term debt and operating lease liabilities.

(3)

We define total centers and sites as the number of centers and sites at the beginning of the period plus openings, acquisitions, and re-openings for the period minus any closures, permanent or temporary, for the period. A temporarily closed center or site, sometimes referred to as a “temporary closure,” is a center or site that has suspended operations as of the end of the reporting period, but management intends on recommencing operations at some point in the future. A permanently closed center is a center that has ceased operations as of the end of the reporting period and management does not intend on reopening the center.

(4)

We define Average weekly ECE FTEs as a measure of the number of full-time children enrolled and charged tuition weekly in our centers. We calculate Average weekly ECE FTEs based on weighted averages, for example, an enrolled full-time child equates to one Average weekly ECE FTE, while a child enrolled for three full days equates to 0.6 Average weekly ECE FTE.

(5)

We define ECE same center occupancy as a measure of the utilization of center license capacity for centers that have been operated by us for at least 12 months (“same centers”) and excludes any closed centers. We calculate ECE same center occupancy as the average weekly ECE same center full-time enrollment divided by the total of the ECE same centers’ licensed capacity during the period.

(6)

Adjusted EBITDA, and Adjusted net income (loss) are non-GAAP financial measures. EBIT is defined as net income (loss) adjusted for net interest expense and income tax expense (benefit). EBITDA is defined as EBIT adjusted for depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for COVID-19 related costs, equity-based compensation, management and advisory fee expenses, acquisition-related costs and other costs because these charges do not relate to the core operations of our business. For further information, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

We present EBIT, EBITDA and Adjusted EBITDA because we consider them to be important supplemental measures of our performance and believe they are useful to securities analysts, investors and other interested parties. Specifically, Adjusted EBITDA and Adjusted net income (loss) allow for an assessment of our operating performance without the effect of charges that do not relate to the core operations of our business. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in our presentation of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

There can be no assurance that we will not modify the presentation of Adjusted EBITDA following this offering, and any such modification may be material. In addition, Adjusted EBITDA may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

We believe Adjusted EBITDA is helpful in highlighting trends in our core operating performance compared to other measures, which can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. We also use Adjusted EBITDA in connection with establishing discretionary annual incentive compensation; to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies; to make budgeting decisions; to compare our performance against that of other peer companies using similar measures; and because our Credit Facilities use measures similar to Adjusted EBITDA to measure our compliance with certain covenants. We believe Adjusted EBITDA is helpful to investors in highlighting trends in our core operating performance compared to other measures, which can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments.

Adjusted EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	Adjusted EBITDA does not reflect our cash expenditure or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in our cash requirements for our working capital needs;

•	Adjusted EBITDA does not reflect the interest expense and the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect cash requirements for replacement of assets that are being depreciated and amortized;

•	Adjusted EBITDA does not reflect non-cash compensation, which is a key element of our overall long-term compensation;

•	Adjusted EBITDA does not reflect the impact of certain cash charges or cash receipts resulting from matters we do not find indicative of our ongoing operations; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do.

The following table shows EBIT, EBITDA and Adjusted EBITDA for the periods presented and the reconciliation to its most comparable GAAP measure, net income (loss), for the periods presented:

	Three Months Ended		Fiscal Years Ended
	April 2, 2022	April 3, 2021	January 1, 2022	January 2, 2021	December 28, 2019
Net income (loss)	$71,553	$(19,378)	$88,409	$(129,496)	$(29,141)
Add back:
Interest expense, net	21,958	23,972	96,564	99,353	102,626
Income tax expense (benefit)	22,024	(6,427)	28,058	(39,298)	(8,088)

EBIT	$115,535	$(1,833)	$213,031	$(69,441)	$65,397

Add back:
Depreciation and amortization	19,455	20,020	82,313	87,919	99,255

EBITDA	$134,990	$18,187	$295,344	$18,478	$164,652

Add back:
COVID-19 related costs(a)	—	—	—	18,809	—
Equity-based compensation(b)	1,449	310	909	1,486	3,616
Management and advisory fee expenses(c)	1,216	1,216	4,865	4,864	4,865
Acquisition related costs(d)	—	63	501	236	4,256
Other costs(e)	2,927	—	18,476	644	2,360

Adjusted EBITDA	$140,582	$19,776	$320,095	$44,517	$179,749

Adjusted net income (loss)

Adjusted net income (loss) is defined as net income (loss) before income tax adjusted for amortization of intangible assets, COVID-19 related costs, equity-based compensation, management and advisory fee expenses, acquisition-related costs and other costs because these charges do not relate to the core operations of our business. We present Adjusted net income (loss) because we consider it to be an important measure used to evaluate our operating performance internally. We believe the use of Adjusted net income (loss) provides investors with consistency in the evaluation of the Company as it provides a meaningful comparison of past, present and future operating results, as well as a more useful financial comparison to our peers. We believe this supplemental measure can be used to assess the financial performance of our business without regard to certain costs that are not representative of our continuing operations.

The following table shows Adjusted net income (loss) for the periods presented and the reconciliation to its most comparable GAAP measure, net income (loss), for the periods presented:

	Three Months Ended		Fiscal Years Ended
	April 2, 2022	April 3, 2021	January 1, 2022	January 2, 2021	December 28, 2019
Net income (loss)	$71,553	$(19,378)	$88,409	$(129,496)	$(29,141)
Income tax expense (benefit)	22,024	(6,427)	28,058	(39,298)	(8,088)

Net income (loss) before income tax:	$93,577	$(25,805)	$116,467	$(168,794)	$(37,229)

Add back:
Amortization of intangible assets	2,167	2,231	8,751	11,932	23,056
COVID-19 related costs(a)	—	—	—	18,809	—
Equity-based compensation(b)	1,449	310	909	1,486	3,616
Management and advisory fee expenses(c)	1,216	1,216	4,865	4,864	4,865
Acquisition related costs(d)	—	63	501	236	4,256
Other costs(e)	2,927	—	18,476	644	2,360

Adjusted income (loss) before income tax	101,336	(21,985)	149,969	(130,823)	923
Adjusted income tax expense (benefit)(f)	26,844	(5,899)	40,405	(34,406)	(230)

Adjusted net income (loss):	$74,492	$(16,086)	$109,564	$(96,417)	$1,153

Explanation of add backs:

(a)

For the fiscal year ended January 2, 2021, COVID-19 related costs represent non-cash impairment costs for long-lived assets as result of disruption of cash flows caused by the COVID-19 pandemic and partial impairment of KCE at Work client list intangible assets due to extended remote work environments as a result of COVID-19 and client attrition.

(b)	Represents non-cash stock-based compensation expense in accordance with Accounting Standards Codification Topic 718, Compensation: Stock Compensation.
(c)

Represents amounts incurred for management and advisory fees with related parties in connection with the Services Agreement, which will be terminated upon completion of this offering. See “Certain Relationships and Related Party Transactions—Services Agreement.”

(d)	Represents costs incurred in connection with completed acquisitions, including transaction, integration and severance related costs.
(e)

Other costs include certain professional fees incurred for both contemplated and completed debt and equity transactions as well as costs incurred in connection with this offering. Additionally, for the three months ended April 2, 2022, other costs include $2.8 million in impairment losses related to exiting our previous corporate headquarters and relocating to a new, smaller footprint, office space as we transitioned to a hybrid working model. These costs represent items management believes are not indicative of ongoing operating performance.

(f)

The non-GAAP tax rate used to calculate Adjusted net income (loss) was approximately 26.5% and 26.8% for the three months ended April 2, 2022 and April 3, 2021, respectively. The non-GAAP tax rate used to calculate Adjusted net income (loss) was approximately 26.9%, 26.3% and (24.9)% for the fiscal years ended January 1, 2022, January 2, 2021 and December 28, 2019, respectively. The non-GAAP tax rates represent the GAAP tax rate for the period as adjusted by the estimated tax impact of the items adjusted from the measure and excluding non-recurring impacts of tax rate changes and valuation allowances.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this prospectus, including our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. Furthermore, the potential impact of the COVID-19 pandemic on our business operations and financial results and on the world economy as a whole may heighten the risks described below.

Risks Related to our Business

The COVID-19 pandemic has significantly disrupted our business, financial condition and results of operations and will continue to adversely impact our business.

The COVID-19 pandemic has significantly disrupted our operations. We expect to continue to be impacted as the situation remains dynamic and subject to rapid and potentially material changes. As of April 2, 2022, we operated 1,498 early childhood education centers with a licensed capacity of more than 196,000 children. We also provide before- and after-school educational services for preschool and school-age children in connection with elementary schools. As of April 2, 2022, we offered these services through 650 sites in 28 states and the District of Columbia. While we are focused on the re-enrollment and re-ramping of our centers and sites and continuing the phased re-opening of our centers and sites that remain temporarily closed, the continued or additional disruptions to our business and potential adverse impacts to our business, financial condition and results of operations resulting from the COVID-19 pandemic include, but are not limited to:

•

significant changes in the conditions of the markets we operate in, including required school and business closures, stay-at-home mandates or new lockdown orders, limiting our ability to provide our services, especially center-based and site-based childcare, and potentially resulting in continued center and site closures or permanent center or site closures;

•

reduced enrollment upon the re-opening of centers and sites and difficulty re-ramping enrollment as families may limit their participation in various public activities and gatherings, including group childcare, or as social distancing protocols and other licensing regulations may reduce group sizes or otherwise affect the overall capacity of children we can serve;

•

inability to hire and maintain an adequate level of staff requiring us to reduce enrollment in order to comply with mandated ratios, inability to retain teachers after long periods of furlough, and the impact to our operations if a significant percentage of our workforce is unable to return to work because of illness, quarantine, worker absenteeism, limitations on travel, or government or social distancing restrictions, or difficulty maintaining or retaining staff, which may have a disproportionate impact on our business compared to other companies that depend less on the in-person provision of services;

•

periodic classroom closures or temporary center or site closures due to potential exposure to COVID-19, which may impact our reputation or impact parent or client confidence resulting in reduced demand or the adoption of alternative childcare options;

•

the length of time before COVID-19 vaccines are available to children or the lack of widespread adoption and acceptance of the vaccines by the general public, including due to side effects from the vaccines or the lack of effectiveness of the vaccines against new variants, all of which may have a disproportionate impact on our business compared to other companies that depend less on the in-person provision of services;

•

reduced or shifting demand for our services due to adverse and uncertain economic and demographic conditions, including as a result of families or clients that have been adversely impacted, and/or increased unemployment, continued school and business closures, new lockdown orders, long-term shift to an at-home workforce, and general effects of a broad-based economic recession;

•

incremental costs associated with mitigating the effects of the COVID-19 pandemic, additional procedures and protocols required to maintain health and safety at our centers and sites, and costs and reputational harm associated with a potential COVID-19 outbreak at our centers and sites, or the failure of compliance with our COVID-19 health and safety protocols;

•	a decrease in revenues due to families or clients requesting refunds or renegotiating contracts for reduced or changing services;

•	the potential deterioration in the collectability of our existing accounts receivable and a decrease in the generation of new revenue due to the potential diminished financial health of our clients;

•	inability to implement our growth strategies due to prolonged business contraction and reduced capital expenditures and cost-saving initiatives;

•

delayed re-opening or permanent closure of centers or sites outside of our control due in large part to the interdependence of our operations with our client partners’ operating decisions and requirements as well as decisions by governmental authorities regarding school and business closures and requirements for re-opening;

•	legal actions or proceedings related to COVID-19;

•	potential asset impairments or write-downs as we review assets impacted as a result of the ongoing COVID-19 pandemic;

•	reduction in our liquidity position limiting our ability to service our indebtedness and our future ability to incur additional indebtedness or financing; and

•	downgrades to our credit rating by ratings agencies which could reduce our ability to access capital markets.

These factors could place limitations on our ability to operate effectively and could have a material adverse effect on our business, financial condition and results of operations. As the situation continues to evolve and more information and guidance becomes available, we may adjust our current plans, policies and procedures to address the rapidly changing variables related to the COVID-19 pandemic. The COVID-19 pandemic could continue to have a negative impact on our results of operations, the size and duration of which we are currently unable to predict and the volatile conditions stemming from the COVID-19 pandemic, as well as reactions to any resurgences of COVID-19, could also precipitate or aggravate the other risk factors that we identify in this section. Additional impacts may arise of which we are currently not aware, the nature and extent of which will depend on future developments which are highly uncertain and cannot be predicted.

Changes in the demand for childcare and workplace solutions, which may be negatively affected by demographic trends and economic conditions, including unemployment rates, may affect our operating results.

Most of our families are dual-income families or working single parents who require ECE, and we are dependent on this demographic segment to maintain and grow center revenues. As a result, changes in demographic trends, including the number of dual-income or working single parent families in the workforce, inflation, personal disposable income and birth rates may impact the demand for our services. In addition, our strategy also depends on employers recognizing the value in providing employees with childcare, workforce education and other workplace solutions as an employee benefit. The number of employers that view such services as cost effective or beneficial to their workforces may not continue to grow at the levels we anticipate or may diminish. Further, a deterioration of general economic conditions, including rising unemployment, may adversely impact the demand for our services due to the tendency of out-of-work parents to diminish or discontinue utilization of our services. Such changes could materially and adversely affect our business and operating results.

Demand may be adversely affected by general economic conditions or changes in workforce demographics and work-place environments as a result of COVID-19. Uncertainty or a deterioration in economic conditions could also lead to reduced demand for our services. In addition, a reduction in the size of an employer’s workforce could negatively impact the demand for our services and result in reduced enrollment or failure of our employer clients to renew their contracts. A deterioration of general economic conditions or changes in workforce demographics may adversely impact the need for our services because out-of-work parents may decrease or discontinue the use of childcare services, or be unwilling to pay tuition for high-quality services. Additionally, we may not be able to increase the price for our services at a rate consistent with increases in our operating costs. If demand for our services were to decrease, it could disrupt our operations and have a material adverse effect on our business and operating results.

A permanent shift in workforce demographics and office environments may result in decreased demand for center-based or site-based childcare and have an adverse effect on our results of operations.

During the ongoing COVID-19 pandemic, a substantial portion of the workforce, including parents of children we serve at our centers and sites, transitioned from working in traditional office environments to working in “virtual” or “home” offices. While we expect that many employees will return to traditional office environments once the likelihood of exposure to COVID-19 is significantly reduced, some employers may continue to encourage their employees to maintain a remote or work from home presence or may permanently move all or a portion of their workforce to work remotely. While working parents continue to need childcare regardless of their work location, there are no assurances that parents who work from home will continue to use our centers or sites, or will not require other part-time childcare arrangements that accommodate different working arrangements. Additionally, we believe that as a result of COVID-19, more women have temporarily stepped back from the workforce and that traditional dual-career households may have temporarily decreased. A shift in workplace demographics where employees work from home on a part- or full-time basis, or a sustained decrease in the number of women or dual-career households in the workforce, may reduce demand for center-based or site-based childcare or specific center or site locations as well as other service offerings. We may be unable to successfully meet changed client and parent demands and needs, which may have a material adverse effect on our business or results of operations.

Our business depends largely on our ability to hire and retain qualified teachers and maintain strong employee engagement.

The provision of childcare services is personnel-intensive. Our business depends on our ability to attract, train, and retain the appropriate mix of qualified employees and on effectively implementing and maintaining strong employee engagement, cultivating an atmosphere of trust, and effectively communicating the value proposition of working for us. The childcare industry traditionally has experienced high turnover rates. In addition, state laws require our teachers and other staff members to meet certain educational and other minimum requirements, and we often require that teachers and staff at our centers and sites have additional qualifications. We are also required by state laws to maintain certain prescribed minimum adult-to-child ratios. If we are unable to hire and retain qualified teachers at a center or site, we could be required to reduce enrollment or be prevented from accepting additional enrollment in order to comply with such mandated ratios. In certain markets, we may experience difficulty in attracting, hiring and retaining qualified teachers due to tight labor pools, health concerns and changes in the work environment which may require us to offer increased salaries, enhanced benefits and institute initiatives to maintain strong employee engagement that could result in increased costs. Difficulties in attracting, hiring and retaining qualified personnel may also affect our ability to meet growth objectives in certain geographies and to take advantage of additional enrollment opportunities at our childcare and early education centers and our sites in these markets, which could negatively impact our business. From time to time we may be subject to employee organizing efforts. If some of our employees attempt to unionize, the terms of any collective bargaining agreement may be significantly different from our current compensation arrangements and working conditions. Additionally, responding to such organization attempts could distract our management from performing their various business and operation functions and result in legal or other professional fees. Labor union representation of a material number of our employees could impact our business, financial condition or results of operations as a result of additional labor costs, payroll and benefit expenses, new rules and practices, or work stoppages.

We depend on key management and key employees to manage our business.

Our success depends on the efforts, abilities and continued services of our executive officers and other key employees. We believe future success will depend upon our ability to continue to attract, motivate and retain highly-skilled managerial, sales and marketing, regional and childcare and early education center and site director personnel. Failure to retain our leadership team and attract and retain other important personnel could lead to disruptions in management and operations, which could affect our business and operating results.

Because our success depends substantially on the value of our brands and reputation as a provider of choice, adverse publicity could impact the demand for our services.

Our reputation and brand are critical to our business. Adverse publicity concerning reported incidents or allegations of inappropriate, illegal or harmful acts to a child at any childcare center or site, or through a third-party provider, whether or not directly relating to or involving us, could result in decreased enrollment at our childcare centers or sites, termination of existing corporate relationships, inability to attract new corporate relationships, or increased insurance costs, all of which could adversely affect our operations. Brand value and our reputation can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in substantial litigation. These incidents may arise from events that are beyond our ability to control, such as instances of abuse or actions taken (or not taken) by one or more center or site managers or teachers relating to the health, safety or welfare of children in our care. In addition, from time to time, clients and others make claims and take legal action against us. Whether or not claims have merit, they may adversely affect our reputation and the demand for our services. Such demand could also diminish significantly if any such incidents or other matters erode general confidence in us or our services, which would likely result in lower revenues and could materially and adversely affect our business and operating results. Any reputational damage could have a material adverse effect on our brand value and our business, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

Our continued profitability depends on our ability to offset our increased costs, such as labor and related costs, through increases in tuition rates.

Hiring and retaining key employees and qualified personnel, including teachers, is critical to our business. Labor costs constitute our largest expense. Because we are primarily a service business, inflationary factors and regulatory changes that contribute to wage and benefits cost increases result in significant increases in the costs of running our business. While inflation has been relatively low in recent years, it began to increase in the second half of 2021. Factors including global supply chain disruptions have resulted in shortages in labor, materials and services. Such shortages have resulted in cost increases, particularly for labor, and could continue to increase. Additionally from time to time, including following the 2020 U.S. presidential election, legislative proposals are made or discussed to increase the federal minimum wage in the United States as well as the minimum wage in a number of states and municipalities. We expect to pay employees at rates above the minimum wage, and increases in the statutory minimum wage rates could result in a corresponding increase in the wages and benefits we pay to our employees. Additionally, legislative proposals are also made or discussed to reform entitlement programs, such as health insurance and paid leave programs. If any of these proposals are successful resulting in an increase in the federal minimum wage, such an increase could result in an increase in the wages and benefits we pay. Additionally, competition for teachers in certain markets, and costs associated with rehiring and retaining previously furloughed employees, and costs of retraining teachers could result in significant increases in the cost of running our business. Our success depends on our ability to continue to pass along these costs to our families and to meet our changing labor needs while controlling costs. In the event that we cannot increase the price for our services to cover these higher wage and benefit costs without reducing family demand for our services, our margins could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations as well as our growth.

Our ability to find affordable real estate and renew existing leases on terms acceptable to us may affect our operating results.

Our ability to effectively obtain real estate leases to open new centers depends on the availability of and our ability to identify cost-effective property that meets our criteria for site convenience, demographics, square footage, lease economics, licensing regulations and other factors. We also must be able to cost effectively negotiate or renew our existing center leases at attractive rental rates. If we cannot renew leases for an appropriate term, it may affect enrollment should parents become concerned with the length of time a center will remain open in a particular location. In addition, in certain markets, we may seek to downsize, consolidate, reposition or close some of our locations, which in some cases requires a modification to an existing center lease. Failure to secure adequate new locations or successfully modify existing leases, or failure to effectively manage rent cost, could have an adverse effect on our business, financial condition and results of operations.

Changes in our relationships with employer sponsors or failure to anticipate and respond to changing client (parents or client employees) preferences and expectations may affect our operating results.

Our contracts with employers for full-service center-based and site-based childcare generally have terms of 10 to 15 years, though some have terms as long as 30 years, with varying terms and renewal and termination options. We have a history of consistent contract renewals, but we may not experience similar renewal rates in the future. Employer sponsors have historically reduced their expenditures for benefits related to family services during economic downturns. The termination or non-renewal of a significant number of contracts or the termination of a multiple-site or multiple-service client relationship could have a material adverse effect on our business, financial condition, results of operations or cash flows. Additionally, our continued success depends on our ability to convert and retain new and existing clients and our ability to develop new consumer-oriented strategies or services to accommodate changing client, learner, or parent expectations and preferences around service delivery. Our future success depends on our ability to continue to meet the evolving needs and expectations of our clients, including enhancing our existing services. Failure to meet these needs may result in client loss and reduced demand and could have a material impact on our financial results.

Our operating results are subject to seasonal fluctuations.

Our revenue and results of operations fluctuate with the seasonal demands for childcare and the other services we provide. Revenue in our childcare centers and sites typically declines during the third quarter due to decreased enrollments over the summer months. We may be unable to adjust our expenses on a short-term basis to minimize the effect of these fluctuations in revenue. Our quarterly results of operations may also fluctuate based upon the number and timing of childcare center and site openings and/or closings, the timing of new client service launches, acquisitions, the performance of new and existing childcare and early education centers and sites, the contractual arrangements under which childcare centers and sites are operated, the change in the mix of such contractual arrangements, competitive factors and general economic conditions. The inability of existing childcare centers or sites to maintain their current enrollment levels and profitability, and the failure of newly opened childcare centers or sites to contribute to profitability could result in additional fluctuations in our future operating results on a quarterly or annual basis.

Governmental universal childcare benefit programs could reduce the demand for our services.

Federal, state or local childcare and early education benefit programs relying primarily on subsidies in the form of tuition assistance or tax credits could provide us with opportunities for expansion in new or existing markets. However, a federal, state or local universal benefit such as preschool, if offered primarily or exclusively through public schools or nonprofit entities, could reduce the demand for services at our existing centers or sites and negatively impact the financial and operational model for our remaining programs. Some states and smaller political subdivisions already offer preschool through programs in which we may or may not participate. If these programs were to significantly expand or our participation is reduced, it could have an adverse effect on our business, financial condition or results of operations. President Biden has proposed publicly funded universal preschool for all three- and four-year-olds in partnerships with the states. The initial legislative drafts of the President’s proposal for a new federally funded preschool program allow private, for-profit entities to be eligible for participation, but do not mandate such participation. It is unclear how the proposed legislation will progress in the current political and fiscal climate, or how the states would implement the programs. Public programs have the ability to either expand or shrink our ability to serve additional children. The amount of public funding, the rates paid for early education programs, our eligibility to be a provider and the terms and conditions of the programs can have either a positive or negative effect on our business, financial condition and results of operations.

Our revenue and profitability may be affected if there are changes in the spending policies or budget priorities for government funding of childcare and education.

A significant portion of our revenue and a portion of reimbursement of center operating expenses are derived from various federal, state and local government programs, including Governmental Stimulus. For example, some of the government programs from which our revenue is derived include programs that provide funding for full or partial subsidies of tuition at our centers, a food program that provides meals for low income families and universal pre-K programs that provide for free pre-kindergarten programs for children ages three and four. When the federal government funds such programs, it directs funds to state and local governments for specified purposes, which purposes may include the programs listed above. When the federal government directs funds to state and local governments, the appropriations processes are often slow and can be unpredictable. Some programs, such as the food program, also require our centers to maintain eligibility in order to receive such funding. Programs such as the food program also provide that losing eligibility for the program in one state could also result in losing eligibility in states across the country. Factors such as budget cuts, curtailments, delays, changes in leadership, shifts in priorities, changes in eligibility or general reductions in funding could reduce or delay the funding for government programs.

Our business may be adversely affected by changes in government programs, resulting from changes in legislation, both at the federal and state levels, changes in the state procurement process, changes in government leadership, emergence of other priorities and changes in the condition of the local, state or U.S. economy. Moreover, future reductions in government funding and the state and local tax bases could create an unfavorable environment, leading to budget shortfalls resulting in a decrease in funding for the relevant government programs. Any decreased funding may harm our recurring and new business materially if our clients are not able to find and obtain alternative sources of funding.

We have identified a material weakness in our internal controls over financial reporting and if our remediation of the material weakness is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

In connection with the preparation of our audited consolidated financial statements for fiscal 2020, we identified a material weakness in our internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. We did not design or maintain an effective control environment as we lacked sufficient oversight of activities related to our internal control over financial reporting due to a lack of an appropriate level of experience and training commensurate with public company requirements.

This material weakness was driven by (i) our technology access related environment and lacking a control process over authentication, provisioning, modification, and segregation of duties in user access to prevent or detect unauthorized access to the affected IT systems, (ii) lacking change management controls to ensure that segregation of duties over changes to the affected IT systems was appropriately maintained to prevent the execution of inappropriate or direct changes, and (iii) lack of governance over IT general controls, including oversight of third-party service organizations. These IT deficiencies, when aggregated, could impact effective segregation of duties as well as the effectiveness of IT-dependent controls that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, our management has determined these deficiencies in the aggregate constitute a material weakness.

None of the control deficiencies described above resulted in a material misstatement to our annual consolidated financial statements. However, the material weakness described above could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute a material weakness.

To address our material weakness, we have added personnel and engaged an external advisor to assist with evaluating and documenting the design and operating effectiveness of our internal controls over financial reporting and assisting with the remediation of deficiencies, including implementing new controls and processes. We intend to continue to take steps to remediate the material weakness described above through hiring additional personnel with public company experience, and further evolving our accounting and business processes related to internal controls over financial reporting. We will not be able to fully remediate this material weakness until these steps have been completed and have been operating effectively for a sufficient period of time.

Furthermore, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weakness in our internal controls over financial reporting or that they will prevent or avoid potential future material weaknesses. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal controls over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our annual or interim financial statements.

Neither our management nor our independent registered public accounting firm has performed an evaluation of our internal controls over financial reporting in accordance with the SEC rules because no such evaluation has been required. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls over financial reporting until the filing of our second Annual Report on Form 10-K following this offering. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal controls over financial reporting is documented, designed or operating. Any failure to implement and maintain effective internal controls over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal controls over financial reporting that we will eventually be required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal controls over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

Risks Related to our Capital Structure, Indebtedness and Capital Requirements

We may face risks related to our indebtedness.

Our indebtedness and lease obligations could adversely affect our ability to raise additional capital to fund our operations, limit our flexibility in operating our business, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under the debt instruments. We had $1.4 billion in debt outstanding as of April 2, 2022. We also had $48.2 million available for borrowing under our Credit Facilities, after giving effect to outstanding letters of credit of $66.8 million. As a result, an increase in interest rates could result in a substantial increase in interest expense. In fiscal 2021, our total interest expense was $96.6 million and for the three months ended April 2, 2022, our total interest expense was $22.0 million.

Our indebtedness and lease obligations could have important consequences to us, including:

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions, investments and general corporate or other purposes;

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors that are less leveraged;

•	increasing our vulnerability to general economic and industry conditions;

•	exposing us to the risk of increased interest rates as the borrowings under our Credit Facilities are at variable rates of interest;

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requiring a portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities; and

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making it more difficult for us to satisfy our obligations with respect to our debt, and any failure to comply with the obligations under our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing our indebtedness.

The occurrence of any one of these events could have an adverse effect on our business, financial condition, results of operations and ability to satisfy our obligations under our indebtedness. In addition, we may incur additional indebtedness in the future, subject to the terms of our Credit Facilities, which could magnify the risks that we currently face.

The terms of our Credit Facilities impose operating and financial restrictions on us that may impair our ability to respond to changing barriers and economic conditions.

The agreements governing our Credit Facilities contain a number of restrictive covenants imposing significant operating and financial restrictions on us, including restrictions that may limit our ability to:

•	pay dividends on, repurchase, or make distributions in respect of our capital stock or make other restricted payments;

•	incur additional indebtedness or issue certain disqualified stock and preferred stock;

•	create liens;

•	make investments, loans and advances;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates;

•	prepay certain junior indebtedness;

•	make certain changes to our lines of business; and

•	designate our subsidiaries as unrestricted subsidiaries.

A breach of any of these covenants could result in an event of default under our Credit Facilities and/or other agreements containing cross-default provisions, which could result in our lenders accelerating our debt by declaring amounts outstanding under our debt instruments, including accrued interest, to be immediately due and payable. If we are unable to pay those amounts, the lenders under our Credit Facilities could proceed against the collateral granted to them to the extent such collateral secures such indebtedness. We may not be able to generate sufficient cash to service our indebtedness or satisfy our obligations upon an event of default, and may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

In addition, our variable rate indebtedness may use LIBOR as a benchmark for establishing the interest rate applicable to the indebtedness. LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. On November 30, 2020, ICE Benchmark Administration (“IBA”), the administrator of LIBOR, announced plans to consult on ceasing publication of U.S. dollar LIBOR on December 31, 2021 for the one-week and two-month U.S. dollar LIBOR tenors, and on June 30, 2023 for all other U.S. dollar LIBOR tenors. The U.S. Federal Reserve concurrently issued a statement advising banks to stop new U.S. dollar issuances by the end of 2021. Such announcements indicate that the continuation of LIBOR on the current basis will not be guaranteed. The Alternative Reference Rates Committee has proposed the Secured Overnight Financing Rate (“SOFR”), as its recommended alternative to LIBOR, and the Federal Reserve Bank of New York began publishing SOFR rates in April 2018. SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. It is unknown whether SOFR or any potential alternative reference rate will attain market acceptance as replacements for LIBOR and, as such, the potential effect on our results from operations is unknown.

We may require additional capital to meet our financial obligations and support business growth, and this capital may not be available on acceptable terms or at all.

Based on our current plans and market conditions, we believe that cash flows generated from our operations and borrowing capacity under our Credit Facilities will be sufficient to satisfy our anticipated cash requirements in the ordinary course of business for the foreseeable future. However, we intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges. Accordingly, we may need to engage in equity or debt financings in addition to our Credit Facilities to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we secure in the future could include restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

The growth of our business may be adversely affected if we do not implement our growth strategies and initiatives successfully or if we are unable to manage our growth or operations effectively.

We have expanded and are continuing to expand our operations, suite of services and client relationships, which has placed, and will continue to place, significant demands on our management and our operational, IT and financial infrastructure. Additionally, our ability to grow in the future will depend upon a number of factors, including the ability to develop and expand new and existing client relationships, to continue to provide and expand the high-quality services we offer, to hire and train qualified personnel, to expand and grow in existing and future markets, to develop and operationalize new service offerings, and to sustain our operations, growth and efficiencies. Achieving and sustaining growth requires the successful execution of our growth strategies, which may require the implementation of enhancements to client-facing, operational and financial systems, expanded sales and marketing capacity, continuous updates to technology and improvements to processes and systems, and additional or new organizational resources. Given these challenges, we may be unable to manage our expanding operations effectively, or to maintain our growth, which could have a material adverse effect on our business or results of operations.

Acquisitions present many risks and may disrupt our operations. We also may not realize the financial and strategic goals that were contemplated at the time of the transaction.

Acquisitions are an integral part of our growth strategy and we have made, and intend to continue to make, acquisitions to add centers or sites, clients or expand into new markets, which may potentially include markets outside of the United States. We may also consider new service offerings and complementary companies, products, or technologies, and from time to time may enter into other strategic transactions, such as investments and joint ventures. Acquisitions involve numerous risks, including potential difficulties in the integration of acquired operations, such as bringing new centers or sites through the re-licensing or accreditation processes, becoming subject to additional regulatory requirements, successfully implementing our curriculum programs, integration of systems and technology, diversion of management’s attention and resources in connection with an acquisition and its integration, loss of key employees or key service contract arrangements of the acquired operations, and failure of acquired operations to effectively and timely adopt our internal control processes and other policies. Additionally, the acquisition of new service offerings or emerging services may present operational and integration challenges, particularly with respect to companies that have significant or complex operations or that provide services where we do not have significant prior experience. With any acquisition, the financial and strategic goals that were contemplated at the time of the transaction may not be realized due to increased costs, undisclosed liabilities not covered by insurance or by the terms of the acquisition, write-offs or impairment charges relating to goodwill and other intangible assets, and other unexpected integration costs. We also may not have success in identifying, executing and integrating acquisitions in the future. The occurrence of any of these risks could have an impact on our business, results of operations, financial condition or cash flows, particularly in the event of a larger acquisition or concurrent acquisitions.

Significant competition in our industry could adversely affect our results of operations.

We compete for enrollment in our early education centers and sites in a highly-fragmented market, including residential-based childcare operated out of the caregiver’s home and other center-based childcare that may include work-site childcare centers, full- and part-time childcare centers and preschools, private and public elementary schools and church-affiliated, government-subsidized and other not-for-profit providers and schools. In addition, alternatives to organized childcare, such as relatives and nannies caring for children, can represent lower cost options to our services. We are often at a price disadvantage with alternative providers, who operate with little or no rental expense, little or no curriculum expense and who may not be compelled to comply with the same health, safety, insurance and operational regulations. We believe that our ability to compete successfully depends on a number of factors, including qualifications of teachers, quality of care, quality of curriculum, center accreditation, site convenience and tuition pricing. Our inability to remain competitive could cause decreased enrollment, reduced tuition revenues and/or increased expenses relative to net revenue, which may have an adverse effect on our business, financial condition and results of operations.

We are a holding company with no operations of our own, and we depend on our subsidiaries for cash.

We are a holding company and do not have any material assets or operations other than ownership of equity interests of our subsidiaries. Our operations are conducted almost entirely through our subsidiaries, and our ability to generate cash to meet our obligations or to pay dividends, if any, is highly dependent on the earnings of, and receipt of funds from, our subsidiaries through dividends or intercompany loans. The ability of our subsidiaries to generate sufficient cash flow from operations to allow us and them to make scheduled payments on our debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of our control.

Risks Related to Intellectual Property, Information Technology and Data Privacy and Security

If we are unable to adequately protect our intellectual property rights, our business, financial condition and results of operations may be materially and adversely affected.

Our success depends in large part on our ability to protect our intellectual property rights, including those rights in our brands and our ability to build and maintain brand loyalty. Our company’s brands (including name, logo, domain name, and trademark rights thereto), and our curriculum (including copyrights therein) are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of trademark, patent, copyright, trade secrets and unfair competition laws, as well as confidentiality and license agreements and other contractual provisions, to establish and protect our intellectual property rights. These laws are subject to change at any time and certain agreements may not be fully enforceable, which could restrict our ability to protect our intellectual property rights, including our brands and curriculum. Such means also may afford only limited protection of our intellectual property rights and we cannot assure you that the steps taken by us to protect our intellectual property rights will be adequate to: (i) prevent or deter infringement, misappropriation or other violation of our trademarks, copyrights or other intellectual property rights by others; (ii) prevent others from independently developing services similar to, or duplicative of, ours; or (iii) permit us to gain or maintain a competitive advantage.

We generally seek or apply for similar statutory protections as and if we deem appropriate, based on then-current facts and circumstances. We cannot guarantee that we will be able to secure additional intellectual property rights as we expand our services and geographic scope and there can be no assurance that any of our existing intellectual property rights will not be challenged, invalidated, circumvented or rendered unenforceable. If we fail to obtain additional intellectual property rights or our existing intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, the coverage of such intellectual property rights afforded our brands and services could be impaired. Such impairment could impede our ability to market our services, negatively affect our competitive position and harm our business and operating results.

The unauthorized use, infringement, misappropriation or other violation of our intellectual property could damage our brand identity and the goodwill we have created for our company, which could cause our sales to decline. We cannot guarantee that the operation of our business does not, and will not in the future, infringe, misappropriate or violate the rights of third parties, and from time to time we may be subject to claims of infringement, misappropriation or other violation of intellectual property rights and related litigation. Litigation may also be necessary to protect or enforce our intellectual property rights, or to defend against third-party claims. Any such litigation, regardless of merit, is inherently uncertain and can be time-consuming and result in substantial costs and diversion of our resources, causing a material and adverse effect on our business, financial condition and results of operations. If we cannot protect our intellectual property rights, our brand identity and the goodwill we created for our company may diminish, causing our sales to decline. If we are found to infringe, misappropriate or violate the rights of a third-party, we may be forced to stop offering, or to rebrand or redesign, certain products or services, to pay damages or royalties, and to enter into licensing agreements, which may not be available on commercially reasonable terms, or at all.

Intellectual property protection in jurisdictions outside of the United States may not be available to the same extent as in the United States and filing, prosecuting and defending our intellectual property in all countries throughout the world may be prohibitively expensive. The lack of adequate legal protections of intellectual property or failure of legal remedies for related actions in jurisdictions outside of the United States could have an adverse effect on our business, financial condition and results of operations, including materially and adversely affecting our identity in the United States and cause our sales to decline.

We rely significantly on the use of information technology, as well as those of our third-party service providers. Any significant failure, inadequacy, interruption or data security incident of our information technology systems, or those of our third-party service providers, could disrupt our business operations, which could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows.

We rely extensively on various information technology systems, including data centers, hardware and software and applications to manage many aspects of our business and the success of our operations depends upon the secure transmission of confidential and personal information over public networks, including the use of cashless payments. In particular, we are heavily dependent upon our mobile application and website platform as a means of growing user engagement and perception of our brand. Our mobile application is hosted by a third-party and supported by another outside development firm. In addition, kindercare.com, our website platform, is hosted on an Infrastructure-as-a-Service solution provided to us by a third-party’s cloud platform. Any compromises, shutdowns, failures or interruption of our mobile application, website hosting platform, payment processing application, or any of our computer and information technology systems, incidents or failures experienced by our third-party service providers including any of our computer and information technology systems managed thereby, could intentionally or inadvertently lead to delays in our business operations or harm our ability to serve our clients and families through these channels, which could adversely affect our business, prospects, results of operations, financial condition and/or cash flows.

Our information technology systems may be subject to damage or interruption from telecommunications problems, data corruption, software errors, fire, flood, global pandemics and natural disasters, power outages, systems disruptions, system conversions, and/or human error. Our existing safety systems, data backup, access protection, user management and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages. In addition, we may have to upgrade our existing information technology systems or choose to incorporate new technology systems from time to time in order for such systems to support the increasing needs of our expanding business. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations.

In addition, as part of our normal business activities, we collect and store certain confidential information, including personal information with respect to clients and employees, as well as information related to intellectual property, and the success of our business depends on the secure transmission of confidential and personal data over public networks, including the use of cashless payments. We may share some of this information with third-party service providers who assist us with certain aspects of our business. Any failure on the part of us or our third-party service providers to maintain the security of this confidential data and personal information, including via the penetration of our network security (or those of our third-party service providers) and the misappropriation of confidential and personal information, could result in business disruption, damage to our reputation, financial obligations to third parties, fines, penalties, regulatory proceedings and private litigation, any or all of which could result in the Company incurring potentially substantial costs. Such events could also result in the deterioration of confidence in the Company by employees and clients and cause other competitive disadvantages.

Security incidents compromising the confidentiality, integrity, and availability of our confidential or personal information and our and our third-party service providers’ information technology systems could result from cyber-attacks, computer malware, viruses, social engineering (including spear phishing and ransomware attacks), credential stuffing, supply chain attacks, efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations, errors or malfeasance of our personnel, and security vulnerabilities in the software or systems on which we and our third-party service providers rely. The techniques used by criminals to obtain unauthorized access to systems or sensitive data change frequently, are constantly evolving and often are not recognized until after being launched against a target, and accordingly, we may be unable to anticipate these techniques or implement adequate preventative measures and there may be a significant delay between the initiation of an attack on our information technology systems and our recognition of the attack. Thus, a disruption, cyberattack or other security breach of our information technology systems or infrastructure, or those of our third-party service providers, may go undetected for an extended period and could result in the theft, transfer, unauthorized access to, disclosure, modification, misuse, loss or destruction of our employee, representative, client, vendor, consumer and/or other third-party data, including sensitive or confidential data, personal information and/or intellectual property. While we have taken measures designed to protect the security of the confidential and personal information under our control, we cannot assure you that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats.

Additionally, new or changing risk profiles related to data security could require that we expend significant additional resources to enhance our information security systems. Several recent, highly publicized data security breaches at other companies have heightened consumer awareness of this issue and may embolden individuals or groups to target our systems or those of third parties with which we do business. In addition, our information systems are a target of cyberattacks, although the incidents that we have experienced to date have not had a material effect. If we suffer a material loss or disclosure of personal or confidential information as a result of a breach of our information technology systems, including those of our third-party service providers, we may suffer reputational, competitive and/or business harm, incur significant costs and be subject to government investigations, litigation, fines and/or damages, which could have a material adverse effect on our business, prospects, results of operations, financial condition and/or cash flows. Moreover, while we maintain cyber insurance that may help provide coverage for these types of incidents, we cannot assure you that our insurance will be adequate to cover costs and liabilities related to these incidents.

Any failure on the part of us or third parties with which we do business to maintain the security of our personal, sensitive, or confidential data, including via the penetration of our network and the misappropriation of confidential and personal information, as well as a failure to promptly remedy any security incidents events should they occur, could compromise our systems, and the information stored in our systems could be accessed, publicly disclosed, lost, stolen, or damaged. Any such circumstance could adversely affect our ability to attract and maintain clients, cause us to suffer negative publicity, and subject us to legal claims and liabilities or regulatory penalties or cause us to suffer competitive disadvantages, and thus have a material and adverse impact on us. Investigations into a data breach, including how it occurred, its consequences and our responses, by state and federal agencies could, among other adverse outcomes, lead to fines, other monetary relief and/or injunctive relief that could materially increase our data security costs, adversely impact how we operate our information systems and collect and use client information, and put us at a competitive disadvantage with other retailers. For example, as discussed below, the California Consumer Privacy Act (the “CCPA”) creates a private right of action for certain data breaches. Further, defending a suit, regardless of its merit, could be costly, divert management attention and harm our reputation. The successful assertion of one or more large claims against us could adversely affect our reputation, business, financial condition, revenues, results of operations or cash flows. Furthermore, payment card networks with payment cards impacted by a data breach may pursue claims against us, either directly or through our acquiring banks. Finally, any material disruption or slowdown of our systems or those of our third-party service providers and business partners, could have a material adverse effect on our business, financial condition, and results of operations.

Our collection, use, storage, disclosure, transfer and other processing of personal information could give rise to significant costs and liabilities, including as a result of governmental regulation, uncertain or inconsistent interpretation and enforcement of legal requirements or differing views of personal privacy rights, which may have a material adverse effect on our reputation, business, financial condition and results of operations.

As part of our normal business activities, we collect, use, store, process, and transmit personal information with respect to our clients and their families and our team members. We share some of this personal information with vendors who assist us with certain aspects of our business. A variety of federal and state laws, regulations industry self-regulatory principles, industry standards or codes of conduct, and regulatory guidance, relating to privacy, data protection, marketing and advertising, and consumer protection apply to the collection, use, retention, protection, disclosure, transfer and other processing of certain types of data. These requirements of such laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, and regulatory guidance may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied in the past, or may not comply in the future, with all such laws, regulations, standards, requirements and obligations. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any federal or state privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, or orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, fines, penalties, proceedings or actions against us by governmental entities, clients, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data.

In addition, various federal and state legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, consumer protection, and advertising, and as the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and changing requirements applicable to our business. For example, the CCPA, which came into effect in 2020, increases privacy rights for California consumers and imposes obligations on companies that process their personal information. Among other things, the CCPA gives California consumers expanded rights related to their personal information, including the right to access and delete their personal information and receive detailed information about how their personal information is used and shared. The CCPA also provides California consumers the right to opt-out of certain sales of personal information and may restrict the use of cookies and similar technologies for advertising purposes. The CCPA prohibits discrimination against individuals who exercise their privacy rights, and provides for civil penalties for violations enforceable by the California Attorney General as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. Many of the CCPA’s requirements as applied to personal information of a business’s personnel and related individuals are subject to a moratorium set to expire on January 1, 2023. The expiration of the moratorium may increase our compliance costs and our exposure to public and regulatory scrutiny, costly litigation, fines and penalties. Additionally, in November 2020, California passed the California Privacy Rights Act (the “CPRA”), which expands the CCPA significantly, including by expanding California consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Many of the CPRA’s provisions will become effective on January 1, 2023. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may increase our operational costs, and/or result in interruptions or delays in the availability of systems.

Moreover, Virginia, Colorado and Utah also recently passed comprehensive privacy laws that take effect in 2023 and will impose obligations similar to or more stringent than those we may face under other data protection laws. Once they become enforceable, we must comply with each if our operations fall within the scope of these newly enacted comprehensive mandates, which may increase our compliance costs and potential liability. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. This legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, could impact strategies and availability of previously useful data, and could result in increased compliance costs and/or changes in business practices and policies.

Our communications with our clients are subject to certain laws and regulations, including the Controlling the Assault of Non-Solicited Pornography and Marketing (“CAN-SPAM”) Act of 2003, the Telephone Consumer Protection Act of 1991 (the “TCPA”), and the Telemarketing Sales Rule and analogous state laws, that could expose us to significant damages awards, fines and other penalties that could materially impact our business. For example, the TCPA imposes various consumer consent requirements and other restrictions in connection with certain telemarketing activity and other communication with consumers by phone, fax or text message. The CAN-SPAM Act and the Telemarketing Sales Rule and analogous state laws also impose various restrictions on marketing conducted use of email, telephone, fax or text message. As laws and regulations, including FTC enforcement, rapidly evolve to govern the use of these communications and marketing platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations could adversely impact our business, financial condition and results of operations or subject us to fines or other penalties.

We are also subject to the Children’s Online Privacy Protection Act, or COPPA, which applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children, and to operators of general audience websites with actual knowledge that they are collecting information from U.S. children under the age of 13. We collect certain personal information about children from their parents or guardians. COPPA is subject to interpretation by courts and other governmental authorities, including the FTC, and the FTC is authorized to promulgate, and has promulgated, revisions to regulations implementing provisions of COPPA, and provides non-binding interpretive guidance regarding COPPA that changes periodically with little or no public notice. Although we strive to ensure that our business and mobile application are compliant with applicable COPPA provisions, these provisions may be modified, interpreted, or applied in new manners that we may be unable to anticipate or prepare for appropriately, and we may incur substantial costs or expenses in attempting to modify our systems, platform, applications, or other technology to address changes in COPPA or interpretations thereof. If we fail to accurately anticipate the application, interpretation or legislative expansion of COPPA we could be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity and we could be in breach of our clients contracts and our clients could lose trust in us, which could harm our reputation and business.

Further, some laws may require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal information or other unauthorized or inadvertent access to or disclosure of such information. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in all 50 U.S. states may require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach may be difficult and costly. We also may be contractually required to notify consumers or other counterparties of a security breach. Regardless of our contractual protections, any actual or perceived security breach or breach of our contractual obligations could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.

In addition to government regulation, privacy advocates and industry groups have proposed, and may propose in the future, self-regulatory standards. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. If we fail to comply with these contractual obligations or standards, we may face substantial liability or fines.

We make public statements about our use and disclosure of personal information through our privacy policies that are posted on our websites. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices.

In addition, the FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Our failure to take any steps perceived by the FTC as appropriate to protect clients’ personal information may result in claims by the FTC that we have engaged in unfair or deceptive acts or practices in violation of Section 5(a) of the FTC Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices for alleged privacy, data protection and data security violations.

Further, we are subject to the Payment Card Industry Data Security Standard (“PCI-DSS”), a security standard applicable to companies that collect, store or transmit certain data regarding credit and debit cards, holders and transactions. We rely on vendors to handle PCI-DSS matters and to ensure PCI-DSS compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI-DSS based on past, present, and future business practices. Our actual or perceived failure to comply with the PCI-DSS can subject us to fines, termination of banking relationships, and increased transaction fees. In addition, there is no guarantee that PCI-DSS compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of payment card data or transaction information.

Each privacy, security, and data protection law and regulation, and any changes or new laws or regulations, could impose significant limitations, require changes to our business, or restrict our use or storage of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct and failure to comply with such laws and regulations could result in significant penalties and damages, each of which could materially and adversely affect our reputation, business, financial condition and results of operations.

Use and storage of paper records increases risk of loss, destruction and could increase human error with respect to documentation.

We continue to rely on the use paper records, which are initially stored onsite at our centers. Paper records are more susceptible to human error both in terms of accurately capturing client information, as well as with respect to misplacing or losing the same. There is no duplicate or backup copy of the paper records and in the event of a flood, fire, theft, or other adverse event, the records, and all relevant client information or information about our clients’ families could be lost or destroyed. Paper records do not allow for a number of the benefits of electronic records systems, including features designed to improve privacy, security, accuracy and accessibility of such records. This may create more risk for us to the extent it could lead to breaches of client privacy.

We are subject to payment-related risks that may result in higher operating costs or the inability to process payments, either of which could harm our brand, reputation, business, financial condition and results of operations.

We accept payments using a variety of methods, including check, credit card, debit card and direct debit from a client’s bank account. For existing and future payment options that we offer to our clients, we may become subject to additional regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in significant costs and reduce the ease of use of our payment options), as well as fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on independent service providers to provide certain payment processing services, including the processing of credit cards, debit cards and electronic checks. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We also are subject to payment card association operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. In particular, we must comply with the PCI-DSS, a set of requirements designed to ensure that all companies that process, store or transmit payment card information maintain a secure environment to protect cardholder data. If we fail to comply with any of these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card-issuing banks’ costs, subject to fines and higher transaction fees, and lose our ability to accept credit and debit card payments from our clients, process electronic funds transfers or facilitate other types of online payments and our brand, reputation, business, financial condition and results of operations could be materially and adversely affected.

Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.

This prospectus includes our internal estimates of the addressable market for our solutions. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. This is especially so at the present time due to the uncertain and rapidly changing projections of the severity, magnitude and duration of the COVID-19 pandemic. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market, market demand and adoption, capacity to address this demand and pricing may also prove to be inaccurate. In particular, our estimates regarding our current and projected market opportunity are difficult to predict. The addressable market we estimate may not materialize for many years, if ever, even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all.

Risks Related to our Common Stock and this Offering

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity. If our stock price fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on the New York Stock Exchange, or otherwise or how active and liquid that market may come to be. If an active trading market does not develop, you may have difficulty selling any of the common stock that you buy.

Negotiations between us and the underwriters will determine the initial public offering price for our common stock, which may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering. The market price of our common stock may be influenced by many factors including:

•	variations in our operating results compared to market expectations or any guidance given by us, or changes in our guidance or guidance practices;

•	changes in the preferences of our clients or families;

•	low total comparable sales growth and gross margins compared to market expectations;

•	the failure of securities analysts to cover us after this offering or changes in financial estimates by the analysts who cover us, our competitors or our industry;

•	economic, legal and regulatory factors unrelated to our performance;

•	changes in consumer spending or the economy;

•	increased competition or stock price performance of our competitors;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments, or changes in business strategy;

•	actual or anticipated variations in our or our competitors’ operating results, and our competitors’ growth rates;

•	future sales of our common stock or the perception that such sales may occur;

•	changes in senior management or key personnel;

•

changes in laws or regulations, or new interpretations or applications of laws and regulations that are applicable to our business; lawsuits, enforcement actions and other claims by third parties or governmental authorities;

•	action by institutional stockholders or other large stockholders;

•	events beyond our control, such as war, terrorist attacks, natural disasters, severe weather and widespread illness or pandemics, including developments relating to the COVID-19 pandemic; and

•	the other factors listed in this “Risk Factors” section.

As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. In addition, our stock price may be volatile. The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. Accordingly, these broad market fluctuations, as well as general economic, political and market conditions, such as recessions or interest rate changes, may significantly reduce the market price of the common stock, regardless of our operating performance. In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were to become involved in securities litigation, it could result in substantial costs and divert resources and our management’s attention from other business concerns, regardless of the outcome of such litigation.

Because PG owns a significant percentage of our common stock, it may control all major corporate decisions and its interests may conflict with your interests as an owner of our common stock and our interests.

We are controlled by PG, which, pro forma for the Reorganization, owns     % of our common stock and will own approximately     % after the consummation of this offering and the redemption of $                 of common stock as described in “Use of Proceeds.” Accordingly, PG currently controls the election of our directors and could exercise a controlling interest over our business, affairs and policies, including the appointment of our management and the entering into of business combinations or dispositions and other corporate transactions. The directors PG elects have the authority to incur additional debt, issue or repurchase stock, declare dividends and make other decisions that could be detrimental to stockholders. In addition, following the Reorganization and in connection with this offering, we will enter into the Stockholders Agreement with PG and certain of our other existing stockholders. Accordingly, following this offering, PG will have specified board representation rights, governance rights and other rights, including PG having the right to nominate designees to our board of directors on a sliding scale based on PG’s ownership of our common stock. See “Management—Composition of the Board of Directors after this Offering.” Even if PG were to own or control less than a majority of our total outstanding shares of common stock, it will be able to influence the outcome of corporate actions so long as it owns a significant portion of our total outstanding shares of common stock.

PG may have interests that are different from yours and may vote in a way with which you disagree and that may be adverse to your interests. In addition, PG’s concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their common stock.

Additionally, PG is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or supply us with goods and services. PG may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Stockholders should consider that the interests of PG may differ from their interests in material respects.

We are a “controlled company” within the meaning of the rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Following the consummation of this offering, PG will continue to control a majority of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” within the meaning of the New York Stock Exchange rules and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•

the requirement that we have a nominating/corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, while we do not intend to utilize the exemptions listed above, we may from time to time utilize one or more of these exemptions. If we do utilize the exemptions, our board of directors and those committees may have more directors who do not meet the New York Stock Exchange’s independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters of this offering that restrict the stockholders’ ability to transfer shares of our common stock for 180 days from the date of this prospectus, subject to certain exceptions. The lock-up agreements limit the number of shares of common stock that may be sold immediately following the public offering. After this offering and the redemption of $             of common stock as described in “Use of Proceeds,” we will have                  outstanding shares of common stock based on the number of shares outstanding. Subject to limitations,                  shares will become eligible for sale upon expiration of the lock-up period, as calculated and described in more detail in the section entitled “Shares Eligible for Future Sale.” In addition, none of the shares issued or issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time. Further, the representatives of the underwriters may, in their sole discretion, release all or some portion of the shares subject to the lock-up agreements at any time and for any reason. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could have a material and adverse effect on the trading price of our common stock.

Moreover, after this offering, holders of     % of our outstanding common stock will have rights pursuant to the Stockholders Agreement, subject to certain conditions such as the 180-day lock-up arrangement described above, to require us to file registration statements for the public sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. Registration of these shares under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material and adverse effect on the trading price of our common stock.

You will incur immediate dilution as a result of this offering.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate dilution of $             per share, representing the difference between the assumed initial public offering price of $             per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus) and our as adjusted net tangible book value (deficit) per share after giving effect to this offering. Additionally, pursuant to our amended and restated bylaws, our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock. See “Dilution.”

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of the option to purchase additional shares from us, to (i) repay $                 of our outstanding First Lien Notes, repay $                 of the loans outstanding under our Second Lien Facility and then repay $                 of the loans outstanding under the First Lien Term Loan Facility, (ii) redeem $                 of the shares of common stock received by members of management from vested Class B Units of KC Parent,

LLC in connection with the Reorganization and (iii) pay fees and expenses in connection with this offering. We intend to use the remainder, if any, of the net proceeds to us from this offering for general corporate purposes.

To the extent the net proceeds from this offering are used for general corporate purposes, our management will have broad discretion in the application of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected results, which could cause our stock price to decline.

We may change our dividend policy at any time.

Following this offering we intend to retain any future earnings and do not anticipate declaring or paying any cash dividends in the foreseeable future. Our dividend policy may change at any time without notice. The declaration and amount of any future dividends is subject to the discretion of our board of directors in determining whether dividends are in the best interest of our stockholders based on our financial performance and other factors and are in compliance with all laws and agreements applicable to the declaration and payment of cash dividends by us. In addition, our ability to pay dividends on our common stock is currently limited by the covenants of our Credit Facilities and may be further restricted by the terms of any future debt or preferred securities. See “Dividend Policy.” Future dividends may also be affected by factors that our board of directors deems relevant, including our potential future capital requirements for investments, legal risks, changes in tax laws or corporate laws and contractual restrictions such as financial or operating covenants in our debt arrangements. As a result, we may not pay dividends at any rate or at all.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our second amended and restated certificate of incorporation, our amended and restated bylaws, the DGCL and the Stockholders Agreement could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions include:

•	establishing a classified board of directors such that not all members of the board are elected at one time;

•

allowing the total number of directors to be determined exclusively (subject to the rights of holders of any series of preferred stock to elect additional directors) by resolution of our board of directors and granting to our board the sole power (subject to the rights of holders of any series of preferred stock or rights granted pursuant to the Stockholders Agreement) to fill any vacancy on the board;

•	providing that directors may only be removed for cause and only by the affirmative vote of at least two-thirds of the confirmed voting power of our stock entitled to vote in the election of directors;

•	authorizing the issuance of “blank check” preferred stock by our board of directors, without further shareholder approval, to thwart a takeover attempt;

•

prohibiting stockholder action by written consent (and, thus, requiring that all stockholder actions be taken at a meeting of our stockholders), if PG ceases to own, in the aggregate, more than 50% of the voting power of our stock entitled to vote generally in the election of directors;

•

eliminating the ability of stockholders to call a special meeting of stockholders, except for PG, so long as PG owns, or in the aggregate, at least 25% of the voting power of our stock entitled to vote generally in the election of directors;

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at annual stockholder meetings; and

•

requiring the approval of the holders of at least two-thirds of the voting power of all outstanding stock entitled to vote thereon, voting together as a single class, to amend or repeal our second amended and restated certificate of incorporation or amended and restated bylaws during the seven-year period following the consummation of this offering if PG ceases to own, in the aggregate, more than 50% of the voting power of our stock entitled to vote generally in the election of directors.

In addition, while we have opted out of Section 203 of the DGCL, our second amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the shareholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction provided for or through us resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who owns 15% or more of our outstanding voting stock and the affiliates and associates of such person. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors. Our second amended and restated certificate of incorporation will provide that PG, its affiliates and any of its direct or indirect designated transferees (other than in certain market transfers) and any group of which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Under certain circumstances, this provision will make it more difficult for a person who qualifies as an “interested stockholder” to effect certain business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors in order to avoid the shareholder approval requirement if our board of directors approves either the business combination or the transaction that results in the shareholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that our stockholders may otherwise deem to be in their best interests. See “Description of Capital Stock” and “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Our second amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware or federal district courts of the United States will be the sole and exclusive forum for certain types of lawsuits, which could limit our stockholders’ abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our second amended and restated certificate of incorporation and amended and restated bylaws will become effective upon the consummation of this offering. Once effective, our second amended and restated certificate of incorporation and amended and restated bylaws will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or the second amended and restated certificate of incorporation or the amended and restated bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). The second amended and restated certificate of incorporation and amended and restated bylaws will also require that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, there is uncertainty as to whether a court would enforce such provision in our second amended and restated certificate of incorporation and amended and restated bylaws. Section 22 of the Securities Act provides that federal and state courts have concurrent jurisdiction over all lawsuits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Therefore, to the extent the exclusive federal forum provision for causes of action arising under the Securities Act restricts the courts in which claims arising under the Securities Act may be brought, there is uncertainty as to whether a court would enforce such a provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.

The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our second amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision contained in our second amended and restated certificate of incorporation and amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and operating results. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Changes in laws and regulations could impact the way we conduct business.

Laws, regulations and licensing, and other requirements impacting education, childcare, and before- and after-school programs at the national, state and local levels frequently change, and the ultimate cost of compliance cannot be precisely estimated. Although these regulations and requirements vary greatly from jurisdiction to jurisdiction, government agencies and accreditation organizations generally review, among other things, the adequacy of buildings and equipment, minimum square footage, ratio of staff to children, educational qualifications and training of staff, record keeping, nutrition requirements, curriculum, employee screening, compliance with health and safety standards, including COVID-19 protocols, data privacy and security requirements, and program quality. Failure of a center, site or program to comply with applicable regulations and requirements could subject it to sanctions, which can include fines, corrective orders, being placed on probation, loss of accreditation or, in more serious cases, suspension or revocation of the license to operate, or ability to participate in federal, state and local subsidy programs, and could require significant expenditures to bring our centers, sites or programs into compliance or result in the closing of the center, site or program. Certain government agencies may publish or publicly report major and/or minor regulatory violations and we may suffer adverse publicity, which could result in loss of enrollment in a center, site, program or market. In addition, there may be unforeseen changes in regulations and licensing requirements, such as changes in the required ratio of child center staff personnel to enrolled children that could have an adverse impact on our operations.

Changes in tax laws or to any of the several factors upon which our tax rate is dependent could impact our future tax rates and net income and affect our profitability.

We are subject to income and other taxes and our future tax rates and operations may be adversely affected by a number of factors, including: changes in tax laws or the interpretation of such tax laws (including changes with retroactive effect) in the various jurisdictions in which we operate; changes in the estimated realization of our deferred tax assets and settlement of our deferred tax liabilities; changes in the jurisdictions in which profits are determined to be earned and taxed; adjustments to estimated taxes upon finalization of various tax returns;

increases in expenses that are not deductible for tax purposes, including impairment of goodwill in connection with acquisitions; changes in available tax credits; and the resolution of issues arising from tax audits with various tax authorities. For example, the Biden administration has proposed changes to federal income tax laws that would, among other things, increase the corporate tax rate, and impose a 15% minimum tax on corporate book income for certain taxpayers. Any such tax changes could materially increase the amount of taxes we would be required to pay, which could adversely affect our business, financial condition and results of operations. Losses for which no tax benefits can be recorded could materially impact our tax rate and its volatility from one quarter to another. Any significant change in our jurisdictional earnings mix or in the tax laws in those jurisdictions could impact our future tax rates and net income in those periods and any increases in income tax rates or changes in income tax laws could have a material adverse impact on our financial results.

Our ability to use net operating losses, tax credits and other tax attributes to offset future taxable income or otherwise reduce future tax liabilities may be or become subject to limitations.

We have significant net operating losses (“NOLs”) and certain other tax attributes for U.S. federal and other income tax purposes. In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation or corporate group that undergoes an “ownership change” is subject to limitations on its ability to utilize its NOLs to offset future taxable income and its ability to use certain tax credits to offset future tax liabilities. This offering, as well as future offerings or other changes in our stock ownership, could result in such an “ownership change.” In addition, under the Tax Cuts and Jobs Act, NOLs generated in taxable years beginning after December 31, 2017, may not be utilized to offset more than 80% of net taxable income for any particular tax period. Our NOLs and tax credits may also be impaired or otherwise limited under state or other tax laws. As a result, we may be required to pay federal, state and other income taxes in future years even if we have unused NOLs, tax credits or other tax attribute carryforwards. There is also a risk that due to regulatory changes or other unforeseen reasons our existing NOLs, tax credits and other tax attributes could expire or otherwise be unavailable to offset future tax liabilities. Furthermore, any NOLs, tax credits and other tax attributes would have value only to the extent we have net taxable income or other tax liabilities in the future against which such NOLs, tax credits or other tax attributes may be applied. For these reasons, we may not be able to realize a benefit from some or all of our existing or future NOLs, tax credits and other tax attributes.

General Risks

Our business, financial condition and results of operations may be materially and adversely affected by various litigation and regulatory proceedings.

We are subject to litigation and regulatory proceedings in the normal course of business and could become subject to additional claims in the future. These proceedings have included, and in the future may include, matters involving personnel and employment issues, workers’ compensation, personal and property injury, disputes relating to acquisitions, governmental investigations and other proceedings and allegations of inappropriate, illegal or harmful acts to children at our childcare centers or sites or through a third-party provider. We are, have also from time to time been, and in the future may be, subject to claims and matters alleging negligence, inadequate supervision, illegal, inappropriate, abusive or neglectful behavior, health and safety, or other grounds for liability arising from injuries or other harm to the people we serve, primarily children. From time to time, federal, state and local legislations also lengthen statutes of limitation, potentially exposing us to potential proceedings for longer periods of time. Some historical and current legal proceedings and future legal proceedings may purport to be brought as class actions on behalf of similarly situated parties including with respect to employment-related matters. We cannot be certain of the ultimate outcomes of any such claims, and resolution of these types of matters against us may result in significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could materially and adversely affect our business, financial condition and results of operations.

Inadequacy of our insurance coverage could have a material and adverse effect on our business, financial condition and results of operations.

We currently maintain insurance policies for workers’ compensation, general liability, automobile liability and other insurance coverage. These policies provide for a variety of coverage and are subject to various limitations, exclusions and deductibles. There can be no assurance that insurance, particularly coverage for abuse as well as other coverages, will continue to be readily available in the form or amounts we have been able to obtain in the past or that our insurance premiums will not materially increase in the future as a consequence of conditions in the insurance business or in the childcare industry. Although we believe we have adequate insurance coverage at this time, claims in excess of, or not included within, our coverage may be asserted. There can be no assurance of the long-term liquidity of our insurance carriers with regard to potential claims that may have significantly long statutes of limitations. We are also self-insured for medical, dental and vision benefits provided to our employees. We also provide our insurance carriers letters of credit under our Credit Facilities to support our self-insurance programs. While we believe we can adequately fund our self-insurance obligations, a significant increase in claims and/or costs could require us to arrange for financing for payment of those claims, which could have an adverse effect on our results of operations and financial condition.

If securities or industry analysts do not publish or cease publishing research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will depend in part on the research and reports that third-party securities analysts publish about us and our industry. One or more analysts could downgrade our common stock or issue other negative commentary about us or our industry. In addition, we may be unable or slow to attract research coverage. Alternatively, if one or more of these analysts cease coverage of us, we could lose visibility in the market. As a result of one or more of these factors, the trading price of our common stock could decline.

Becoming a public company will increase our compliance costs significantly and require the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.

Prior to this offering, we have not been subject to the reporting requirements of the Exchange Act, or the other rules and regulations of the SEC, or any securities exchange relating to public companies. We are working with our legal, independent accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include financial planning and analysis, tax, corporate governance, accounting policies and procedures, internal controls, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, significant changes in these and other areas. However, the expenses that will be required in order to adequately prepare for being a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management and will also require us to successfully hire and integrate a significant number of additional qualified personnel into our existing finance, legal, human resources and operations departments.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act.

We are in the process of evaluating our internal controls systems to allow management to report on, and our independent registered public accounting firm to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and, if required, the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We will be required to comply with Section 404 in full (including an auditor attestation on management’s internal controls report) in our annual report on Form 10-K for the year following our first annual report required to be filed with the SEC (subject to any change in applicable SEC rules). Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and PCAOB rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a material weakness or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting.

In connection with the preparation of our audited consolidated financial statements included elsewhere in this prospectus, we identified a material weakness with our internal controls over financial reporting that resulted from lack of a control processes in user access, lack of change management controls, and lack of governance over general IT controls, including oversight of third-party service organizations. This deficiency did not result in any error or restatement of our financial statements. We have since enhanced the documentation of our risk assessment process and controls to identify and analyze risks of misstatement due to error or fraud, and implemented process and controls over our enhanced compliance communication and investigation policies.

To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing and enhancing our internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal controls can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, if we are required to make restatements of our financial statements, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy, completeness or reliability of our financial reports and the trading price of our common stock may be adversely affected, and we could become subject to sanctions or investigations by the New York Stock Exchange, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to the capital markets.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenues and expenses that are not readily apparent from other sources. If our assumptions change or if actual circumstances differ from our assumptions, our results of operations may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Natural disasters, geo-political events and other highly disruptive events could materially and adversely affect our business, financial condition and results of operations.

The occurrence of one or more natural disasters, such as fires, hurricanes, tornados, tsunamis, floods and earthquakes, geo-political events, such as protests, civil unrest or terrorist or military activities disrupting transportation, communication or utility systems or other highly disruptive events, such as nuclear accidents, public health epidemics or pandemics (such as the ongoing COVID-19 pandemic), unusual weather conditions or cyberattacks, could adversely affect our operations and financial performance. Such events could result in physical damage to or destruction or disruption of one or more of our properties (including our corporate offices and locations) or properties used by third parties in connection with the supply of products or services to us, the lack of an adequate workforce in parts or all of our operations, supply chain disruptions, data, utility and communications disruptions, fewer clients visiting our locations, including due to quarantines or public health crises, the inability of our clients to reach or have transportation to our locations directly affected by such events and the inability to operate our business. In addition, these events could cause a temporary reduction in sales or the ability to run our business or could indirectly result in increases in the costs of our insurance if they result in significant loss of property or other insurable damage. The uncertain nature, magnitude, and duration of hostilities stemming from Russia’s recent military invasion of Ukraine, including the potential effects of sanctions and retaliatory cyber-attacks on the world economy and markets, have contributed to increased market volatility and uncertainty, and such geopolitical risks could have an adverse impact on macroeconomic factors. These factors could also cause consumer confidence and spending to decrease or result in increased volatility in the United States and global financial markets and economies. Any of these developments could have a material and adverse effect on our business, financial condition and results of operations.

Discovery of any environmental contamination may affect our operating results.

Although we have periodically conducted limited environmental investigations and remediation activities at some of our centers or sites, we have not undertaken an in-depth environmental review of each center or site and, accordingly, there may be environmental liabilities of which we are unaware. In addition, no assurances can be given that future laws or regulations will not impose any environmental liability, which could affect our business and operating results.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “vision,” or “should,” or the negative thereof or other variations thereon or comparable terminology. Forward-looking statements include those we make regarding the following matters:

•	the impact of the COVID-19 pandemic on our business, financial condition and results of operations;

•	our ability to address changes in the demand for childcare and workplace solutions;

•	our ability to adjust to shifts in workforce demographics, economic conditions, office environments and unemployment rates;

•	our ability to hire and retain qualified teachers, management, employees, and maintain strong employee engagement;

•	our ability to address adverse publicity;

•	changes in federal childcare and education spending policies and budget priorities;

•	our ability to acquire additional capital;

•	our ability to successfully identify acquisition targets, acquire businesses and integrate acquired operations into our business;

•	our reliance on our subsidiaries;

•	our ability to protect our intellectual property rights;

•	our ability to protect our information technology and that of our third-party service providers;

•	our ability to manage the costs and liabilities of collecting, using, storing, disclosing, transferring and processing personal information;

•	our ability to manage payment-related risks;

•	our expectations regarding the effects of existing and developing laws and regulations, litigation and regulatory proceedings;

•	the fluctuation in our stock price after the offering;

•	our ability to successfully remediate the material weakness in our internal control over financial reporting described elsewhere in this prospectus;

•	the increased expenses associated with being a public company;

•	our ability to maintain adequate insurance coverage; and

•	the occurrence of natural disasters, environmental contamination, or other highly disruptive events.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Furthermore, the potential impact of the COVID-19 pandemic on our business operations and financial results and on the world economy as a whole may heighten the risks and uncertainties that affect our forward-looking statements described above. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included elsewhere in this prospectus are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements included elsewhere in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements included elsewhere in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of shares in this offering will be approximately $                , based on the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses. We intend to use the net proceeds from this offering, including any net proceeds from the underwriters’ exercise of the option to purchase additional shares, to (i) repay $                 of our outstanding First Lien Notes, repay $                 of the loans outstanding under our Second Lien Facility and then repay $                 of the loans outstanding under the First Lien Term Loan Facility, (ii) redeem $                 of the shares of common stock received by members of management from vested Class B Units of KC Parent, LLC in connection with the Reorganization and (iii) pay fees and expenses in connection with this offering. We intend to use the remainder, if any, of the net proceeds to us from this offering for general corporate purposes. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $                , after deducting underwriting discounts and estimated offering expenses.

As of April 2, 2022 we had (i) $                 aggregate principal amount of First Lien Notes outstanding, (ii) $                 of borrowings outstanding under our Second Lien Facility and (iii) $                 of borrowings outstanding under our First Lien Term Loan Facility. The First Lien Notes mature in February 2025, the Second Lien Facility matures in August 2025 and the First Lien Term Loan Facility matures in February 2025. We will repay our outstanding First Lien Notes at a price of 101%, plus accrued and unpaid interest. For additional information about our First Lien Notes, our Second Lien Facility and our First Lien Term Loan Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Facilities” and “Description of Certain Indebtedness.”

We will redeem $                 of common stock received by members of management from vested Class B Units of KC Parent, LLC at the initial public offering price of the shares of common stock offered hereby. We will redeem such shares of common stock pursuant to our second amended and restated certificate of incorporation.

Affiliates of Barclays Capital Inc., Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are lenders under our First Lien Facilities and Credit Suisse Securities (USA) LLC will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings thereunder. Therefore, Barclays Capital Inc., Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering is being conducted in accordance with Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Jefferies LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, including specifically those inherent in Section 11 thereof. Jefferies LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. See “Underwriting (Conflicts of Interest).”

The expected use of net proceeds to us from this offering represents our intentions based upon our current plans and business conditions, and we may find it necessary or advisable to use the net proceeds to us for other purposes. Accordingly, we will have broad discretion in the application and specific allocations of the net proceeds to us from this offering. Pending their use, we intend to invest the net proceeds to us from this offering in a variety of capital preservation investments, including short- and intermediate-term investments, interest-bearing obligations, investment-grade instruments or securities, government securities, certificates of deposit and money market funds.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds by approximately $                , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds by approximately $                , assuming an initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

As a public company we intend to retain any future earnings and do not anticipate declaring or paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends on our common stock is currently limited by the covenants of our Credit Facilities and may be further restricted by the terms of any future debt or preferred securities. Our business is conducted through our subsidiaries. Dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. In addition, the covenants in the agreements governing our existing indebtedness, including the Credit Facilities, significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. See “Description of Certain Indebtedness,” “Risk Factors—Risks Related to our Capital Structure, Indebtedness and Capital Requirements—We are a holding company with no operations of our own, and we depend on our subsidiaries for cash” and “Risk Factors—Risks Related to our Common Stock and this Offering—We may change our dividend policy at any time.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our consolidated capitalization as of April 2, 2022:

•	on an actual basis;

•	on a pro forma after giving effect to the Reorganization; and

•

on a pro forma as adjusted basis, to give effect to: (i) the Reorganization; and (ii) the issuance and sale of                  shares of our common stock in this offering at an assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses and reflects the use of proceeds from this offering, including the redemption of $                 of the shares of common stock that the prior holders of the Class B Units of KC Parent, LLC in connection with the Reorganization.

The information discussed below is illustrative only, and our cash and cash equivalents and capitalization following the consummation of this offering will adjust based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock,” “Description of Certain Indebtedness” and the consolidated financial statements and related notes included elsewhere in this prospectus.

(In thousands, except per share data)	Actual	Pro Forma for the Reorganization(1)(2)	Pro Forma As Adjusted for the Reorganization and the Offering(1)(2)
Cash and cash equivalents	$311,162	$	$

Long-term debt, including current maturities:
First Lien Term Loan Facility	1,133,092
Second Lien Facility	210,000
First Lien Notes	56,328

Total debt	1,399,420
Shareholder’s equity:
Preferred stock; $0.01 par value per share; no shares authorized, issued and outstanding, actual; shares authorized and no shares issued and outstanding pro forma and pro forma as adjusted	—
Common stock; Class A $0.0001 par value per share, 790,672,760 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma, and shares authorized, shares issued and shares outstanding as adjusted	79
Additional paid-in capital	455,603
Accumulated deficit	(127,073)

Total shareholder’s equity	328,609

Total capitalization	$1,728,029	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization by $ , assuming the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.
(2)

As adjusted to reflect the conversion of our outstanding members’ units into shares of our common stock pursuant to the conversion to a Delaware corporation on January 2, 2022 and the Reorganization. See “Prospectus Summary—The Reorganization and Our Organizational Structure” and “Prospectus Summary—Our Corporate Information.”

The number of shares of common stock to be outstanding after this offering excludes:

•

                 shares of common stock reserved for future issuance under the A&R 2022 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any shares of common stock that become available pursuant to provisions in the A&R 2022 Plan that automatically increase the share reserve under the A&R 2022 Plan;

•

                 shares of common stock reserved for future issuance under the ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any shares of common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP;

•

up to                  shares of common stock issuable upon the exercise of options outstanding under our A&R 2022 Plan as of                 , 2022 with a weighted average exercise price of $                 per share (taking into account the automatic conversion of our Class B common stock into shares of our common stock); and

•

                     shares of common stock issuable upon the vesting of restricted stock under our A&R 2022 Plan outstanding as of                 , 2022 (taking into account the automatic conversion of our Class B common stock into shares of our common stock).

DILUTION

If you purchase any of the shares of common stock offered by this prospectus, you will experience dilution to the extent of the difference between the offering price per share that you pay in this offering and our as adjusted net tangible book value (deficit) per share of our common stock immediately after this offering.

Net tangible book value (deficit) is total tangible assets less total liabilities, which is not included within stockholders’ equity. Tangible assets represent total assets excluding goodwill and other intangible assets. Net tangible book value (deficit) per share is determined by dividing our net tangible book value (deficit) by the aggregate number of shares of common stock outstanding.

Our net tangible book value (deficit) as of April 2, 2022, on a pro forma basis for the Reorganization, was $                     or $             per share of common stock. Our pro forma as adjusted net tangible book value (deficit) as of April 2, 2022 was $                    , or $             per share of common stock.

After giving further effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value as of April 2, 2022 would have been $                    , or $             per share. This represents an immediate increase in as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of common stock in this offering. Dilution in pro forma as adjusted net tangible book value (deficit) represents the difference between the price per share paid by investors in this offering and our net tangible book value per share of immediately after the offering.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value (deficit) per share as of April 2, 2022 on a pro forma basis for the Reorganization before this offering	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering
Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing common stock in this offering		$

Each $1.00 increase (decrease) in the assumed initial offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by $                    , or $             per share, and the dilution per common share to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase the pro forma as adjusted net tangible book value per share by $             and decrease the dilution per share to new investors by $            , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and estimated offering expenses payable by us. A decrease of 1.0 million shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would decrease the pro forma as adjusted net tangible book value per share by $             and increase the dilution per share to new investors by $            , assuming no change in the assumed initial public offering price and after deducting underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book deficit per share of our common stock after giving effect to this offering would be $                 per share, and the dilution in net tangible book value per share to investors in this offering would be $                 per share.

The following table summarizes, as of April 2, 2022, on a pro forma as adjusted basis, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us and the average price per share paid by existing stockholders or to be paid by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration				Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders		%		$		%		$

New investors		%				%

Total			%		$		%

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $                     and total consideration paid by all stockholders and average price per share paid by all stockholders by $                     and $                 per share, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $                     and total consideration paid by all stockholders and average price per share paid by all stockholders by $                     and $                 per share, respectively, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and estimated offering expenses.

Except as otherwise indicated, the above discussion and tables assume the underwriters do not exercise their option to purchase additional shares in this offering. If the underwriters fully exercise their option to purchase                  additional shares of our common stock in this offering, the as adjusted net tangible book value per share would be $                 per share and the dilution to new investors in this offering would be $                 per share.

The number of shares of common stock to be outstanding after this offering excludes:

•

                shares of common stock reserved for future issuance under the A&R 2022 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any shares of common stock that become available pursuant to provisions in the A&R 2022 Plan that automatically increase the share reserve under the A&R 2022 Plan;

•

                shares of common stock reserved for future issuance under the ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any shares of common stock that become available pursuant to provisions in the ESPP that automatically increase the share reserve under the ESPP;

•

up to                  shares of common stock issuable upon the exercise of options outstanding under our A&R 2022 Plan as of                 , 2022 with a weighted average exercise price of $                 per share (taking into account the automatic conversion of our Class B common stock into shares of our common stock); and

•

                shares of common stock issuable upon the vesting of restricted stock under our A&R 2022 Plan outstanding as of                 , 2022 (taking into account the automatic conversion of our Class B common stock into shares of our common stock).

To the extent any options are granted and exercised in the future, there may be additional economic dilution to new investors.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated annual financial statements and notes thereto for the fiscal years ended January 1, 2022, January 2, 2021, and December 28, 2019 and unaudited condensed consolidated interim financial statements and notes thereto for the three months ended April 2, 2022 and April 3, 2021. Some of the information included in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Our Company

We are the largest private provider of high-quality ECE in the United States by center capacity. We are a mission driven organization, rooted in a commitment to providing all children with the very best start in life. We serve children ranging from six weeks to 12 years of age across our market leading footprint of 1,498 early childhood education centers with capacity of more than 196,000 children and 650 before- and after-school sites located in 40 states and the District of Columbia as of April 2, 2022. We believe families choose us because of our differentiated, inclusive approach and our commitment to delivering every child a high-quality educational experience in a nurturing and engaging environment. We operate all of our centers under the KinderCare platform and utilize a consistent curriculum and operational approach across our network.

We offer a differentiated value proposition to the children, families, schools, and employers we serve, driven by our market-leading scale and commitment to quality, access, and inclusion. We leverage our extensive network of community-based centers, employer-sponsored programs, and before- and after-school sites, to meet parents where they are, which is an important factor in the context of evolving work styles as a result of the COVID-19 pandemic. We utilize our proprietary curriculum with the goal of generating superior outcomes for children of all abilities and backgrounds. We use third-party assessment tools that consistently show children in our centers outperform their peers in other programs in readiness for kindergarten. We voluntarily seek accreditation at all of our centers and onsite programs, demonstrating our commitment to best practices for our sector. Our commitment to transparent, third-party validation of the quality and impact of our offerings is a critical factor for parents when selecting a center for their children. Our culture promotes high levels of employee engagement, which leads to better financial performance of our centers. Our expertise helping families access public subsidies for childcare is a core competency and drives greater levels of diversity and access in our centers.

Our operating strategy is designed to deliver a high-quality experience for every child and family we serve across all of our centers and sites. This self-reinforcing strategy is anchored in four pillars:

•

Educational Excellence. We leverage our proprietary curriculum combined with third-party assessment tools and voluntary accreditation to deliver a high-quality educational experience and provide objective validation of the quality and impact of our programs.

•

People & Engagement. We utilize a proprietary, data-driven approach to attract, hire, and develop exceptional talent. We instill a culture that builds emotional connections between our employees and our mission and values, driving high engagement across our organization. Our internal surveys consistently demonstrate that a more engaged workforce leads to better financial performance of our centers.

•

Health & Safety. We consistently adhere to strict procedures across all of our centers to provide a healthy, safe environment for our children and our workforce and to deliver confidence and peace of mind to families. Our procedures address both the physical and mental health of children and are informed by input from the CDC and other third-party experts.

•

Operations & Growth. Our operational excellence enables us to deliver profitable growth and to fund consistent reinvestment into our service offerings. We utilize a robust technology platform and proprietary operating procedures to deliver a high-quality, consistent experience across our centers and sites. Our technology platform closely monitors activity across all centers and sites and allows us to stay connected with families on a daily basis through digital channels. We utilize this proprietary data to continuously refine our operations and adapt to changing market conditions and consumer preferences.

COVID-19 Impact Update

In March 2020, government-mandated closures of childcare centers, intended to curb the spread of COVID-19, significantly reduced enrollment across our industry. During the final two weeks of the first quarter of 2020, we temporarily closed 1,074 centers and 547 before- and after-school sites. A temporarily closed center or site is a center or site that has suspended operations as of the end of the reporting period, but management intends on recommencing operations at some point in the future. We kept more than 420 centers open to provide childcare to first responders, critical healthcare providers, and families working in essential services. We undertook several actions to manage costs and improve liquidity, including curtailing all non-critical business spend, furloughing employees, temporarily reducing the salaries of the executive team, and negotiating rent and benefit holidays or deferrals where possible.

During the second half of 2020, we reopened 1,021 centers and approximately 320 before- and after-school sites. As centers reopened, we brought many employees off furlough and reinstated salaries. We implemented enhanced health and safety protocols at all of our centers and sites to safely welcome children back. We proactively communicated with families to articulate our approach to safely reopening our centers and our commitment to supporting them and their children throughout the COVID-19 pandemic.

Since reopening our centers, enrollment has increased significantly. For the three months ended April 2, 2022, our same center occupancy increased to 67%, which represents 93% of our occupancy prior to the COVID-19 pandemic, well above the industry average of 87% of pre-COVID-19 occupancy levels. While many of the children who returned to our centers were previously enrolled in a KinderCare center, we believe other children transferred from centers that had closed during the COVID-19 pandemic. According to Fortune, approximately 16,000 centers closed between December 2019 and March 2021.

The CARES Act, signed into law on March 27, 2020, provided $3.5 billion in stimulus funding for childcare assistance. Bills passed by U.S. Congress subsequent to the CARES Act have approved $49 billion in incremental stimulus funding for ECE providers. During fiscal 2021 we recognized $59.5 million in incremental revenue and $160.8 million for reimbursement of center operating expenses from Governmental Stimulus as compared to $119.2 million in incremental revenue and $60.9 million for reimbursement of center operating expenses from Governmental Stimulus during fiscal 2020. Of the incremental revenue recognized, we estimate that $45.3 million for fiscal 2021 and $111.1 million for fiscal 2020 related to Governmental Stimulus with the remainder related to tuition reimbursement adjustments. During the three months ended April 2, 2022 we recognized $11.3 million in incremental revenue and $89.1 million for reimbursement of center operating expenses from Governmental Stimulus as compared to $17.5 million in incremental revenue and $8.5 million for reimbursement of center operating expenses from Governmental Stimulus during the three months ended April 3, 2021. Of the incremental revenue recognized, we estimate that $7.7 million for the three months ended April 2, 2022 and $14.1 million for the three months ended April 3, 2021 related to Governmental Stimulus with the remainder related to tuition reimbursement adjustments. We believe that we will continue to receive these types of incremental revenue and reimbursement of center operating expenses for the foreseeable future. These funds are being used to stabilize and grow our operations through intentionally investing in initiatives that support the childcare needs of working families.

Factors Affecting Results of Operations

The following factors, among others described herein, have been important to our business and we expect them to impact our results of operations and financial condition in future periods:

•

Grow enrollment at our existing centers. Our future revenue growth is in part dependent on us continuing to expand enrollments at our centers. We invest in developing our brand, which has become widely recognized in the ECE market. We focus on employee engagement by developing a motivated, talented workforce to build a nurturing environment for children and strong relationships with families. Our marketing approach leverages public relations campaigns to build awareness and digital and direct marketing to create and capture demand. Also, we have optimized our website so families can educate themselves about our centers. We help families access public subsidies, where appropriate, to make attendance at our centers more affordable. The differentiation of our offerings combined with the reduced capacity across our sector as a result of the COVID-19 pandemic provides us an opportunity to attract new families and drive enrollment growth at our existing centers. Although we expect these activities will increase our cost of services, we expect it to positively impact our results of operations in the future. As our occupancy grows, we have an opportunity to gain further leverage and improve profitability as we allocate both fixed and variable costs over more enrollments. In the event our occupancy decreases, our ability to leverage fixed costs over lower enrollments is limited and may result in reduced profitability. General economic conditions, shifts in workforce demographics and local market competition are our largest challenges in terms of future enrollment growth.

•

Sustain high-quality offerings through reinvestment of revenue from consistent price increases. We expect to implement yearly price increases to support center re-investment and enhance our operational performance. Tuition increases are standard across the industry, and we view them as a reliable component of our business model. Additionally, while we expect rates to increase each year, the out-of-pocket cost paid by parents with children who continue to enroll in our programs decline on an annual basis as tuition costs decrease as children age-up (e.g. three-year olds have lower tuition costs than two-year olds). Tuition increases have an immediate positive impact to revenue. Our ability to achieve these tuition increases and corresponding margin impact could be negatively impacted by general economic conditions, increased competition in local markets, regional economics where strategically we may choose to focus on maintaining or growing enrollment levels, as well as inflationary pressures on wages and other expenses.

•

Expand footprint through greenfield development and strategic acquisitions. Our long-term revenue growth depends on the expansion of our footprint, either through opening new greenfield centers or acquiring centers. We acquired 175 centers between fiscal 2018 and fiscal 2021 and opened 84 new greenfield centers. During the three months ended April 2, 2022, we opened one new greenfield center. Our expansion strategy is driven by disciplined real estate evaluation capabilities which are used to actively monitor the market as well as to maintain a robust pipeline of potential new center opportunities. We have a rigorous integration approach to transition acquired centers to our fleet. These approaches allow us to deliver a consistent level of quality, as expected by our clients and accreditors, at all of our centers in a short timeframe after acquisition or development. Given the significant fragmentation in our industry, we expect to continue to pursue acquisitions complementary to our existing portfolio. Expansion will require cash investment, but we anticipate a long-term increase in both revenue and profit.

•

Develop and nurture nascent revenue streams and expand service offerings. Supporting service offerings to our KCLC business provides diversification and drives incremental revenue. Our KCE at Work network, which includes approximately 70 onsite employer-sponsored centers and more than 600 employer relationships, is poised for growth as employers are increasingly recognizing the importance of supporting their employees with access to quality ECE programs. Through KCE at Work, we also provide dedicated center space for some employers. In the before- and after-school programs market we are actively pursuing partnerships with schools and districts. From 2015 to 2019, we grew our revenues from Champions at a compound annual growth rate of more than 13%. Revenues from Champions declined in fiscal 2020 due to temporary site closures, however fiscal 2021 saw a 62.4% increase in revenue due to resuming before- and after-school programs at reopened sites. We currently have 650 sites, a small percentage of the over 100,000 schools in the United States according to the National Center for Education Statistics, providing significant opportunity to continue to grow our footprint. Additionally, we expect to pursue acquisitions to either grow our presence internationally or to add additional brands and services that will allow us to target and serve a larger addressable population and in-turn grow our revenue.

Key Performance Metrics

Total centers and sites

We measure and track the number of centers and sites because, as our number of centers and sites grow, it highlights our geographic expansion and potential growth in revenue. We believe this information is useful to investors as an indicator of revenue growth and operational expansion and can be used to measure and track our performance over time. We define number of centers and sites as the number of centers and sites at the beginning of the period plus openings, acquisitions, and reopenings for the period minus any closures, permanent or temporary, for the period. A temporarily closed center, sometimes referred to as a “temporary closure,” is a center that has suspended operations as of the end of the reporting period, but management intends on recommencing operations at some point in the future. A permanently closed center is a center that has ceased operations as of the end of the reporting period and management does not intend on reopening the center. We evaluate local economic indicators, client demographics, and competition to assess the potential for new center and site additions. We also look for opportunities to negotiate favorable terms on new and existing lease agreements whenever possible. In evaluating strategic closures, we closely monitor several factors including enrollment levels, local economic indicators, client demographics, leases with near-term end dates, multiple-year negative performance, as well as competition, and the opportunity to transition families to our nearby centers.

	Three Months Ended		Fiscal Years Ended
	April 2, 2022	April 3, 2021	January 1, 2022	January 2, 2021	December 28, 2019
Early childhood education centers	1,498	1,476	1,500	1,460	1,500
Before- and after-school sites	650	446	641	415	563

Total centers and sites	2,148	1,922	2,141	1,875	2,063

As of April 2, 2022, we had 1,498 early childhood education centers open with a licensed capacity of 196,181 children, an increase of 22 centers from 1,476 early childhood education centers as of April 3, 2021, with a licensed capacity of 194,110 children. During the three months ended April 2, 2022, total centers decreased by two due to four closures partially offset by opening one center and reopening one temporarily closed center. During the three months ended April 3, 2021, total centers increased by 16 due to opening 10 centers, reopening two temporarily closed centers, and acquiring five centers, partially offset by one closure. Total before- and after-school sites increased by 204 during the three months ended April 2, 2022 as compared to the number of before- and after-school sites as of the three months ended April 3, 2021. During the three months ended April 2, 2022, total before- and after-school sites increased by nine due to opening 16 sites, partially offset by seven closures. During the three months ended April 3, 2021, total before- and after-school sites increased by 31 due to opening 20 sites and reopening 22 temporarily closed sites, partially offset by 11 site closures.

As of January 1, 2022, we had 1,500 early childhood education centers open with a licensed capacity of 197,208 children as compared to 1,460 early childhood education centers as of January 2, 2021, with a licensed capacity of 192,044 children. Total centers increased by 40 primarily due to opening 37 centers, reopening five temporarily closed centers, and acquiring 12 centers, partially offset by the permanent closure of 14 centers. Total before- and after-school sites increased by 226 during fiscal 2021 as compared to the number of before-

and after-school sites as of January 2, 2021 primarily due to opening 137 new sites and reopening 143 temporarily closed sites, partially offset by 41 permanent and 13 temporary site closures.

As of January 2, 2021, we had 1,460 early childhood education centers open with a licensed capacity of 192,044 children as compared to 1,500 early childhood education centers as of December 28, 2019, with a licensed capacity of 196,993 children. Total centers decreased by 40 primarily due to temporary closures of 20 centers as a result of the COVID-19 pandemic and permanent closures of 33 centers, partially offset by opening 11 new centers and acquiring two centers. Total before- and after-school sites decreased by 148 during fiscal 2020 as compared to the number of before- and after-school sites as of December 28, 2019 due to temporary closures of approximately 200 sites due to the COVID-19 pandemic partially offset by new sites opened and operating during fiscal 2020.

Average weekly early childhood education center full-time enrollments (“Average weekly ECE FTEs”)

Average weekly ECE FTEs is a measure of the number of full-time children enrolled and charged tuition weekly in our centers. We calculate Average weekly ECE FTEs based on weighted averages; for example, an enrolled full-time child equates to one Average weekly ECE FTE, while a child enrolled for three full days equates to 0.6 Average weekly ECE FTE. This metric is used by management and we believe is useful to investors as it is the key driver of how much revenue is generated and variable costs incurred in our operations.

	Three Months Ended		Fiscal Years Ended
	April 2, 2022	April 3, 2021	January 1, 2022	January 2, 2021	December 28, 2019
Average weekly ECE FTEs	131,309	110,421	121,173	90,526	136,095

Average weekly ECE FTEs increased by 20,888, or 18.9%, for the three months ended April 2, 2022 as compared to the three months ended April 3, 2021 primarily due to increased enrollment at centers that had been impacted by reduced enrollment in the prior year due to the COVID-19 pandemic, as well as new centers.

Average weekly ECE FTEs increased by 30,647, or 33.9%, for fiscal 2021 as compared to fiscal 2020 primarily due to increased enrollment at centers that had been impacted by temporary closures and reduced enrollment in the prior year due to the COVID-19 pandemic.

Average weekly ECE FTEs decreased by 45,569, or 33.5%, for fiscal 2020 as compared to fiscal 2019 primarily due to the temporary closures of centers and the reduction of enrollment at reopened centers due to the COVID-19 pandemic and permanently closed centers.

Early childhood education same center occupancy (“ECE same center occupancy”)

ECE same center occupancy is a measure of the utilization of center license capacity. We define same center to be centers that have been operated by us for at least 12 months (“same centers”), or in other words, centers that are starting their second year of operation. Excluded from same centers are any temporarily or permanently closed centers at the end of the reporting period and any new centers that have not yet met the same center criteria. We determine which centers are included in the same center calculation at the beginning of each reporting period. For fiscal 2019 results, centers we acquired due to the acquisition of Rainbow in fiscal 2018 are excluded from the same center definition. We calculate ECE same center occupancy as the average weekly ECE same center full-time enrollment divided by the total of the ECE same centers’ licensed capacity during the period. Licensed capacity is determined by regulatory and operational parameters. This metric is used by management and we believe is useful to investors as it measures the utilization of our centers’ capacity in generating revenue.

	Three Months Ended		Fiscal Years Ended
	April 2, 2022	April 3, 2021	January 1, 2022	January 2, 2021	December 28, 2019
ECE same center occupancy	67.2%	57.4%	62.5%	47.0%	70.3%

ECE same center occupancy increased by 9.8% for the three months ended April 2, 2022 as compared to the three months ended April 3, 2021 primarily due to increased enrollment at centers that had been impacted by reduced enrollment in the prior year due to the COVID-19 pandemic.

ECE same center occupancy increased by 15.5% for fiscal 2021 as compared to fiscal 2020 primarily due to increased enrollment at centers that had been impacted by temporary closures and reduced enrollment in the prior year due to the COVID-19 pandemic.

ECE same center occupancy decreased by 23.3% for fiscal 2020 as compared to fiscal 2019 primarily due to the temporary closures of centers and the reduction of enrollment at essential centers (those which stayed open during the COVID-19 pandemic) as well as a result of reduced capacity due to the COVID-19 pandemic at essential and reopened centers.

Description of Certain Components of Financial Data

Revenue

Our revenue is derived primarily from tuition charged for providing early childhood education and care services at our centers and sites. Tuition rates are reviewed for potential adjustment once per year and increases often coincide with the fall back-to-school period. We routinely collect tuition payments in advance on either a weekly or monthly basis. The majority of tuition is paid by individual families and may be partially subsidized by amounts received from government subsidy programs or employer sponsors. In addition, we have received revenue from Governmental Stimulus. This subsidy and stimulus revenue was $164.5 million and $160.1 million for the three months ended April 2, 2022 and April 3, 2021, respectively, and was $667.1 million, $602.0 million, and $599.8 million during the fiscal years ended January 1, 2022, January 2, 2021, and December 28, 2019, respectively.

In addition to tuition rates, our Learning Adventures supplemental enrichment programs, annual registration fees, and summer programs are additional sources of revenue. We charge an annual registration fee commencing at the time of enrollment and annually thereafter. Management fees for management services are received from some employer-sponsored centers and are included in revenue. We provide discounts for employees, families with multiple enrollments, referral sources, promotional marketing, and organizations with which we partner, such as our employer-sponsored centers and programs. Revenue is comprised of gross revenue less discounts.

Cost of services (excluding depreciation and impairment)

Our cost of services includes the direct costs related to the operation of our centers and sites and excludes depreciation and impairment. Cost of services consists primarily of personnel costs, rent, food, costs of operating and maintaining facilities, taxes and licenses, marketing, transportation, classroom and office supplies, and insurance. Offsetting certain center operating expenses are reimbursements from federal, state, and local agencies. Personnel costs are the largest component of cost of services. Our time management and scheduling methods enable us to adjust staffing levels for peak and reduced attendance periods, allowing us to manage labor efficiency without adversely impacting the quality of services within our centers. Regulations for state, local, and accreditation agencies require specific teacher-to-student ratios; therefore, our staffing requirements depend on the number of children in attendance, the ages of the children, and the programs in which they are enrolled. Personnel costs include our self-insurance obligation for employee medical coverage that fluctuates based on the cost of medical care, the demographics of our employees, and the extent of participation in the plans. Our large, nationwide base affords us the opportunity to leverage the costs of our system-wide programs and services.

Depreciation and amortization

Our depreciation and amortization includes depreciation relating to centers and sites, field management, and corporate facilities as well as amortization related to finite-lived intangibles, such as client relationships, accreditations, proprietary curricula, trade names and trademarks, covenants not-to-compete, and software.

Selling, general, and administrative expenses

Selling, general, and administrative expenses include costs, primarily personnel related, associated with field management, corporate oversight, and support of our centers and sites.

Impairment losses

Our impairment losses relate to property and equipment, operating right-of-use assets, and finite-lived intangible assets.

Interest expense, net

Interest expense, net includes long-term debt interest, gain or loss on interest rate derivatives, amortization of debt issuance costs, and financing lease interest.

Other income, net

Other income, net includes sub-lease income, miscellaneous insurance proceeds, and contract settlement amounts.

Income tax expense (benefit)

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. If we determine that, on a more likely than not basis, sufficient future taxable income would not be achieved in order to realize the deferred tax assets, we would be required to establish a full valuation allowance or increase any partial valuation allowance, which would require a charge to income tax expense for the period in which the determination was made. The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryforward periods provided for in the tax law for each applicable tax jurisdiction. In assessing the need for a valuation allowance, we consider all available evidence, both positive and negative, and tax planning strategies which could be employed, if necessary, to utilize deferred tax assets.

We record uncertain tax positions on the basis of a two-step process in which we first determine whether it is more likely than not that the tax position will be sustained on the basis of the technical merits of the position, and second, for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the relevant taxing authority. Uncertain tax positions and the related interest and penalties are recognized in other long-term liabilities and income tax expense.

Results of Operations

We operate as a single reportable segment to reflect the way our chief operating decision maker (“CODM”) reviews and assesses the performance of the business. Our accounting policies are described in Note 1 to our audited consolidated annual financial statements included elsewhere in this prospectus. The period-to-period comparisons below of financial results are not necessarily indicative of future results. The following table sets forth our results of operations including as a percentage of revenue for the periods presented (in thousands, except where otherwise noted):

	Three Months Ended				Fiscal Years Ended
	April 2, 2022		April 3, 2021		January 1, 2022		January 2, 2021		December 29, 2018
Revenue	$497,532		$400,262		$1,807,814		$1,366,556		$1,875,664
Operating expenses
Cost of services (excluding depreciation and impairment)	305,532	61.4%	340,981	85.2%	1,301,617	72.0%	1,152,063	84.3%	1,486,430	79.2%
Depreciation and amortization	19,455	3.9%	20,020	5.0%	82,313	4.6%	87,919	6.4%	99,255	5.3%
Selling, general, and administrative expenses	52,828	10.6%	40,685	10.2%	204,182	11.3%	158,409	11.6%	202,701	10.8%
Impairment losses	4,128	0.8%	621	0.2%	7,302	0.4%	38,645	2.8%	22,908	1.2%

Total operating expenses	381,943	76.8%	402,307	100.5%	1,595,414	88.3%	1,437,036	105.2%	1,811,294	96.6%

Income (loss) from operations	115,589	23.2%	(2,045)	(0.5%)	212,400	11.7%	(70,480)	(5.2%)	64,370	3.4%
Interest expense, net	21,958	4.4%	23,972	6.0%	96,564	5.3%	99,353	7.3%	102,626	5.5%
Other expense (income), net	54	0.0%	(212)	(0.1%)	(631)	0.0%	(1,039)	(0.1%)	(1,027)	(0.1%)

Income (loss) before income taxes	93,577	18.8%	(25,805)	(6.4%)	116,467	6.4%	(168,794)	(12.4%)	(37,229)	(2.0%)
Income tax expense (benefit)	22,024	4.4%	(6,427)	(1.6%)	28,058	1.6%	(39,298)	(2.9%)	(8,088)	(0.4%)

Net income (loss)	$71,553	14.4%	$(19,378)	(4.8%)	$88,409	4.9%	$(129,496)	(9.5%)	$(29,141)	(1.6%)

Comparison of the Three Months Ended April 2, 2022 and April 3, 2021

Revenue

	Three Months Ended		Change
	April 2, 2022	April 3, 2021	Amount	%
Early childhood education centers	$472,082	$388,195	$83,887	21.6%
Before- and after-school sites	25,450	12,067	13,383	110.9%

Total revenue	$497,532	$400,262	$97,270	24.3%

Total revenue increased by $97.3 million, or 24.3%, for the three months ended April 2, 2022 compared to the three months ended April 3, 2021 primarily due to increased enrollment at centers and sites.

Revenue from early childhood education centers increased by $83.9 million, or 21.6%, for the three months ended April 2, 2022 compared to the three months ended April 3, 2021 primarily due to a $78.3 million increase from higher ECE same center revenues, of which $62.4 million was from higher ECE same center occupancy and $22.1 million was from higher tuition rates, partially offset by a $6.2 million decrease in revenue from Governmental Stimulus. We define same center revenue to be revenues from centers that have been operated by us for at least 12 months. New and acquired centers contributed an additional $10.7 million in revenue, which was partially offset by a decrease of $3.0 million from closed centers for the three months ended April 2, 2022 compared to the three months ended April 3, 2021. Revenue decreases from closed centers is calculated as the difference between revenues recognized from those centers in the prior reporting period compared to revenue recognized in the current reporting period.

Revenue from before- and after-school sites increased by $13.4 million, or 110.9%, for the three months ended April 2, 2022 compared to the three months ended April 3, 2021 primarily due to resuming programs at reopened schools, increased enrollment at sites that had been impacted by reduced enrollment in the prior year due to the COVID-19 pandemic, and opening new sites.

Cost of services (excluding depreciation and impairment)

	Three Months Ended		Change
	April 2, 2022	April 3, 2021	Amount	%
Cost of services (excluding depreciation and impairment)	$305,532	$340,981	$(35,449)	(10.4)%

Cost of services (excluding depreciation and impairment) decreased by $35.4 million, or 10.4%, for the three months ended April 2, 2022 compared to the three months ended April 3, 2021. The decrease was primarily driven by an $80.6 million increase in reimbursements from Governmental Stimulus recognized due to additional stimulus funding available to support to the ECE industry during the three months ended April 2, 2022. This decrease was partially offset by a $30.5 million and $10.6 million increase in personnel costs and other operating expenses, respectively, as a result of operating more centers and before- and after-school sites, increased enrollment, and wage rate increases. Additionally, rent expense increased by $4.1 million due to new and acquired centers, as well as from contractual rent increases.

Depreciation and amortization

	Three Months Ended		Change
	April 2, 2022	April 3, 2021	Amount	%
Depreciation and amortization	$19,455	$20,020	$(565)	(2.8)%

Depreciation and amortization decreased by $0.6 million, or 2.8%, for the three months ended April 2, 2022 compared to the three months ended April 3, 2021. The decrease was primarily due to lower depreciation expense of $0.5 million as a result of reduced capital expenditures in fiscal years 2021 and 2020 in response to the COVID-19 pandemic.

Selling, general, and administrative expenses

	Three Months Ended		Change
	April 2, 2022	April 3, 2021	Amount	%
Selling, general, and administrative expenses	$52,828	$40,685	$12,143	29.8%

Selling, general, and administrative expenses increased by $12.1 million, or 29.8%, for the three months ended April 2, 2022 compared to the three months ended April 3, 2021. The increase was primarily driven by higher personnel costs of $6.9 million to support operating more centers and before- and after-school sites, as well as salary and wage rate increases and the issuance of equity-based awards under the 2022 Incentive Award Plan. Additionally, professional fees, meeting and travel expenses, and recruiting costs increased by $4.3 million as a result of resumed spending following cost-saving measures implemented in fiscal 2020 and early fiscal 2021 in response to the COVID-19 pandemic.

Impairment losses

	Three Months Ended		Change
	April 2, 2022	April 3, 2021	Amount	%
Impairment losses	$4,128	$621	$3,507	564.7%

Impairment losses increased by $3.5 million, or 564.7%, for the three months ended April 2, 2022 compared to the three months ended April 3, 2021. The increase was primarily driven by higher right-of-use asset impairment losses of $2.7 million due to exiting our previous corporate headquarters and relocating to a new, smaller footprint, office space as we transitioned to a hybrid working model. Additionally, property and equipment impairment increased $0.8 million due to higher asset retirements during the three months ended April 2, 2022.

Interest expense, net

	Three Months Ended		Change
	April 2, 2022	April 3, 2021	Amount	%
Interest expense, net	$21,958	$23,972	$(2,014)	(8.4)%

Interest expense, net decreased by $2.0 million, or 8.4%, for the three months ended April 2, 2022 compared to the three months ended April 3, 2021. The decrease was primarily driven by higher realized losses on cash flow hedges of $2.3 million during the three months ended April 3, 2021. The Company’s cash flow hedges expired in December 2021.

Other expense (income), net

	Three Months Ended		Change
	April 2, 2022	April 3, 2021	Amount	%
Other expense (income), net	$54	$(212)	$266	(125.5)%

Other expense (income), net increased by $0.3 million, or 125.5%, for the three months ended April 2, 2022 compared to the three months ended April 3, 2021 primarily due to a reduction in sublease income.

Income tax expense (benefit)

	Three Months Ended		Change
	April 2, 2022	April 3, 2021	Amount	%
Income tax expense (benefit)	$22,024	$(6,427)	$28,451	(442.7)%

Income tax expense (benefit) increased by $28.5 million for the three months ended April 2, 2022 compared to the three months ended April 3, 2021. The effective tax rate was 23.5% for the three months ended April 2, 2022 compared to 24.9% for the three months ended April 3, 2021. The change in the effective rate was primarily driven by the release of the valuation allowance in the three months ended April 2, 2022 due to the Company’s continued positive financial performance.

Comparison of the Fiscal Years Ended January 1, 2022 and January 2, 2021

Revenue

	Fiscal Years Ended		Change
	January 1, 2022	January 2, 2021	Amount	%
Early childhood education centers	$1,740,491	$1,325,097	$415,394	31.3%
Before- and after-school sites	67,323	41,459	25,864	62.4%

Total revenue	$1,807,814	$1,366,556	$441,258	32.3%

Total revenue increased by $441.3 million, or 32.3%, for fiscal 2021 compared to fiscal 2020 primarily due to increased enrollment at centers and sites that had been impacted by temporary closures and reduced enrollment in the prior year due to the COVID-19 pandemic.

Revenue from early childhood education centers increased by $415.4 million, or 31.3%, for fiscal 2021 as compared to fiscal 2020 primarily due to a $411.8 million increase from higher ECE same center revenues, of which a $367.1 million increase was from higher ECE same center occupancy and a $103.5 million increase was from higher tuition rates, partially offset by a $58.8 million decrease due to lower revenue from Governmental Stimulus. We define same center revenue to be revenues from centers that have been operated by us for at least 12 months. Higher revenue from Governmental Stimulus was recognized as incremental revenue in fiscal 2020 due to governmental stimulus and public subsidy funding received at centers that were temporarily closed or had reduced enrollment during the COVID-19 pandemic. New and acquired centers contributed an additional $24.8 million in revenue which was partially offset by a decrease of $18.2 million from temporarily and permanently closed centers for fiscal 2021 compared to fiscal 2020. A temporarily closed center is a center that has suspended operations as of the end of the reporting period, but management intends on recommencing operations at some point in the future. A permanently closed center is a center that has ceased operations as of the end of the reporting period and management does not intend on reopening the center. Revenue decreases from temporarily and permanently closed centers is calculated as the difference between revenues recognized from those centers in the prior reporting period compared to revenue recognized in the current reporting period.

Revenue from before- and after-school sites increased by $25.9 million, or 62.4%, for fiscal 2021 as compared to fiscal 2020 due to resuming before- and after-school programs at reopened schools and sites offering all-day care and learning programs for schools that transitioned to remote and hybrid (both remote and in-person) learning during the COVID-19 pandemic.

Cost of services (excluding depreciation and impairment)

	Fiscal Years Ended		Change
	January 1, 2022	January 2, 2021	Amount	%
Cost of services (excluding depreciation and impairment)	$1,301,617	$1,152,063	$149,554	13.0%

Cost of services (excluding depreciation and impairment) increased by $149.6 million, or 13.0%, for fiscal 2021 compared to fiscal 2020. Personnel costs and other center operating expenses increased by $179.8 million and $46.7 million, respectively, as a result of operating more centers and before- and after-school sites and increased enrollment. Additionally, rent expense increased by $23.0 million due to new and acquired centers, as well as from contractual rent increases. These increases were partially offset by $99.9 million in higher reimbursements from Governmental Stimulus in fiscal 2021 compared to fiscal 2020 due to additional stimulus funding available to support the ECE industry in fiscal 2021.

Depreciation and amortization

	Fiscal Years Ended		Change
	January 1, 2022	January 2, 2021	Amount	%
Depreciation and amortization	$82,313	$87,919	$(5,606)	(6.4)%

Depreciation and amortization decreased by $5.6 million, or 6.4%, for fiscal 2021 compared to fiscal 2020. The decrease was primarily due to a decrease in depreciation expense of $2.4 million driven by lower capital expenditures and lower amortization of $3.2 million as a result of proprietary curricula and certain customer lists becoming fully amortized during fiscal 2020.

Selling, general, and administrative expenses

	Fiscal Years Ended		Change
	January 1, 2022	January 2, 2021	Amount	%
Selling, general, and administrative expenses	$204,182	$158,409	$45,773	28.9%

Selling, general, and administrative expenses increased by $45.8 million, or 28.9%, for fiscal 2021 compared to fiscal 2020. The increase was primarily due to higher personnel costs of $23.2 million to support operating more centers and before- and after-school sites compared to actions taken in response to the COVID-19 pandemic in fiscal 2020 to reduce personnel costs through salary reductions, furloughing, job sharing, and reductions in the corporate and field workforce. Additionally, professional fees increased by $20.0 million primarily related to the preparation of this offering.

Impairment losses

	Fiscal Years Ended		Change
	January 1, 2022	January 2, 2021	Amount	%
Impairment losses	$7,302	$38,645	$(31,343)	(81.1)%

Impairment losses decreased by $31.3 million, or 81.1%, for fiscal 2021 compared to fiscal 2020. The decrease was primarily driven by lower impairment losses of $17.7 million related to center long-lived assets and a decrease in lease-related right-of-use asset impairments of $9.6 million in fiscal 2021, compared to higher impairment losses recognized in fiscal 2020 due to disruption of cash flows caused by the COVID-19 pandemic. Additionally, impairment losses decreased as a result of partial impairment of KCE at Work client relationships finite-lived intangible assets of $4.1 million in fiscal 2020 due to client attrition and optimization of our client portfolio.

Interest expense, net

	Fiscal Years Ended		Change
	January 1, 2022	January 2, 2021	Amount	%
Interest expense, net	$96,564	$99,353	$(2,789)	(2.8)%

Interest expense, net decreased by $2.8 million, or 2.8%, for fiscal 2021 compared to fiscal 2020. The decrease was primarily driven by a decrease in long-term debt interest of $4.0 million, partially offset by higher realized losses on cash flow hedges of $1.1 million.

Other income, net

	Fiscal Years Ended		Change
	January 1, 2022	January 2, 2021	Amount	%
Other income, net	$(631)	$(1,039)	$408	(39.3)%

Other income, net decreased by 39.3% for fiscal 2021 compared to fiscal 2020 due to a favorable contract settlement in fiscal 2020.

Income tax expense (benefit)

	Fiscal Years Ended		Change
	January 1, 2022	January 2, 2021	Amount	%
Income tax expense (benefit)	$28,058	$(39,298)	$67,356	(171.4)%

Income tax expense (benefit) increased by $67.4 million for fiscal 2021 compared to fiscal 2020. The effective tax rate was 24.1% for fiscal 2021 compared to 23.3% for fiscal 2020. The change in the effective tax rate was primarily due to the relative impact of permanent differences as well as state and local taxes. Additionally, we reduced the valuation allowance by $3.3 million in fiscal 2021 due to utilizing a significant portion of net operating losses against taxable income generated in the current reporting period as compared to a $5.3 million increase in the valuation allowance in fiscal 2020.

Comparison of the Fiscal Years Ended January 2, 2021 and December 28, 2019

Revenue

	Fiscal Years Ended		Change
	January 2, 2021	December 28, 2019	Amount	%
Early childhood education centers	$1,325,097	$1,787,927	$(462,830)	(25.9)%
Before- and after-school sites	41,459	87,737	(46,278)	(52.7)%

Total revenue	$1,366,556	$1,875,664	$(509,108)	(27.1)%

Total revenue decreased by $509.1 million, or 27.1%, for fiscal 2020 compared to fiscal 2019 primarily due to temporary center and site closures and reduced enrollment at reopened centers and sites due to the COVID-19 pandemic.

Revenue from early childhood education centers decreased by $462.8 million, or 25.9%, for fiscal 2020 as compared to fiscal 2019 primarily due to a $426.1 million decrease from lower ECE same center revenues, of which a $528.9 million decrease was from lower ECE same center occupancy for temporary closures and reduction of enrollment at essential and reopened centers, partially offset by a $102.8 million increase primarily due to Governmental Stimulus and tuition rate increases, which were $13.5 million. We define same center revenue to be revenues from centers that have been operated by us for at least 12 months. Revenue decreased by $48.5 million from temporarily and permanently closed centers for fiscal 2020 compared to fiscal 2019 while revenue from new and acquired centers increased by $2.5 million. A temporarily closed center is a center that has suspended operations as of the end of the reporting period, but management intends on recommencing operations at some point in the future. A permanently closed center is a center that has ceased operations as of the end of the reporting period and management does not intend on reopening the center. Revenue decreases from temporarily and permanently closed centers is calculated as the difference between revenues recognized from those centers in the prior reporting period compared to revenue recognized in the current reporting period.

Revenue from before- and after-school sites decreased by $46.3 million, or 52.7%, for fiscal 2020 as compared to fiscal 2019 due to the temporary closure of programs as elementary schools transitioned to remote or hybrid learning during the COVID-19 pandemic. Several sites transitioned to offering all-day care and learning programs during this time and resumed before- and after-school programs once schools reopened.

Cost of services (excluding depreciation and impairment)

	Fiscal Years Ended		Change
	January 2, 2021	December 28, 2019	Amount	%
Cost of services (excluding depreciation and impairment)	$1,152,063	$1,486,430	$(334,367)	(22.5)%

Cost of services (excluding depreciation and impairment) decreased by $334.4 million, or 22.5%, for fiscal 2020 compared to fiscal 2019. The decrease was primarily due to a decrease in personnel costs of $219.7 million from placing teachers and staff at temporarily closed locations on furlough as a result of actions taken in response to the COVID-19 pandemic. Further, center operating expenses decreased due to reimbursements from Governmental Stimulus of $60.9 million and temporary center closures.

Depreciation and amortization

	Fiscal Years Ended		Change
	January 2, 2021	December 28, 2019	Amount	%
Depreciation and amortization	$87,919	$99,255	$(11,336)	(11.4)%

Depreciation and amortization decreased by $11.3 million, or 11.4%, for fiscal 2020 compared to fiscal 2019. The decrease was primarily due to full amortization of accreditations during fiscal 2019 resulting in lower amortization of $7.8 million during fiscal 2020 and proprietary curricula and certain client lists becoming fully amortized during the third quarter of fiscal 2020 resulting in a decrease in amortization of $2.1 million.

Selling, general, and administrative expenses

	Fiscal Years Ended		Change
	January 2, 2021	December 28, 2019	Amount	%
Selling, general, and administrative expenses	$158,409	$202,701	$(44,292)	(21.9)%

Selling, general, and administrative expenses decreased by $44.3 million, or 21.9%, for fiscal 2020 compared to fiscal 2019. The decrease was primarily driven by actions taken in response to the COVID-19 pandemic, which resulted in a decrease in personnel costs of $18.8 million through salary reductions, furloughing, job sharing, and reductions in the corporate and field workforce, as well as a decrease in spending of $13.4 million on professional services, and a decrease of $12.0 million in travel and meeting expenses.

Impairment losses

	Fiscal Years Ended		Change
	January 2, 2021	December 28, 2019	Amount	%
Impairment losses	$38,645	$22,908	$15,737	68.7%

Impairment losses increased by $15.7 million, or 68.7%, for fiscal 2020 compared to fiscal 2019. The increase was primarily driven by a $9.6 million increase in impairment losses related to center long-lived assets due to disruption to cash flows caused by the COVID-19 pandemic and partial impairment of KCE at Work client relationships finite-lived intangible assets of $4.1 million during fiscal 2020 due to client attrition and optimization of our clients portfolio.

Interest expense, net

	Fiscal Years Ended		Change
	January 2, 2021	December 28, 2019	Amount	%
Interest expense, net	$99,353	$102,626	$(3,273)	(3.2)%

Interest expense, net decreased by $3.3 million, or 3.2%, for fiscal 2020 compared to fiscal 2019. Lower interest rates on long-term debt during fiscal 2020 resulted in a decrease of $12.1 million, which was partially offset by realized losses on cash flow hedges of $8.4 million.

Other income, net

	Fiscal Years Ended		Change
	January 2, 2021	December 28, 2019	Amount	%
Other income, net	$(1,039)	$(1,027)	$(12)	1.2%

Other income, net increased by 1.2% for fiscal 2020 compared to fiscal 2019 due to a favorable contract settlement in fiscal 2020.

Income tax benefit

	Fiscal Years Ended		Change
	January 2, 2021	December 28, 2019	Amount	%
Income tax benefit	$(39,298)	$(8,088)	$(31,210)	385.9%

Income tax benefit increased by $31.2 million for fiscal 2020 compared to fiscal 2019. The effective tax rate was 23.3% for fiscal 2020 compared to 21.7% for fiscal 2019. The change in the effective rate was primarily due to an increase in the valuation allowance recorded in fiscal 2020, partially offset by the relative impact of permanent differences and state and local taxes due in both years.

Non-GAAP Financial Measures

To supplement our financial statements, which are prepared and presented in accordance with GAAP, we also provide the below non-GAAP financial measures. EBIT, EBITDA, Adjusted EBITDA, and Adjusted net income (loss) (collectively referred to as the “non-GAAP financial measures”) are not presentations made in accordance with GAAP, and should not be considered as an alternative to net income or loss, income or loss from operations, or any other performance measure in accordance with GAAP, or as an alternative to cash provided by operating activities as a measure of our liquidity. Consequently, our non-GAAP financial measures should be considered together with our financial statements, which are prepared in accordance with GAAP.

We present EBIT, EBITDA, Adjusted EBITDA, and Adjusted net income (loss) because we consider them to be important supplemental measures of our performance and believe they are useful to securities analysts, investors, and other interested parties. Specifically, Adjusted EBITDA and Adjusted net income (loss) allow for an assessment of our operating performance without the effect of charges that do not relate to the core operations of our business.

EBIT, EBITDA, Adjusted EBITDA, and Adjusted net income (loss) have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	they do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on indebtedness;

•	they do not reflect income tax expense or the cash requirements for income tax liabilities;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will have to be replaced in the future, and EBIT, EBITDA, Adjusted EBITDA, and Adjusted net income (loss) do not reflect cash requirements for such replacements;

•	they do not reflect our cash used for capital expenditures or contractual commitments;

•	they do not reflect changes in or cash requirements for working capital; and

•	other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as comparative measures.

EBIT, EBITDA, and Adjusted EBITDA

EBIT is defined as net income (loss) adjusted for net interest expense and income tax expense (benefit). EBITDA is defined as EBIT adjusted for depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for COVID-19 related costs, equity-based compensation, management and advisory fee expenses, acquisition-related costs, and other costs because these charges do not relate to the core operations of our business. We present EBIT, EBITDA, and Adjusted EBITDA because we consider them to be an important supplemental measure of our performance and believe they are useful to securities analysts, investors, and other interested parties. We believe Adjusted EBITDA is helpful to investors in highlighting trends in our core operating performance compared to other measures, which can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate, and capital investments.

The following table shows EBIT, EBITDA, and Adjusted EBITDA for the periods presented, and the reconciliation to its most comparable GAAP measure, net income (loss), for the periods presented:

	Three Months Ended		Fiscal Years Ended
	April 2, 2022	April 3, 2021	January 1, 2022	January 2, 2021	December 28, 2019
Net income (loss)	$71,553	$(19,378)	$88,409	$(129,496)	$(29,141)
Add back:
Interest expense, net	21,958	23,972	96,564	99,353	102,626
Income tax expense (benefit)	22,024	(6,427)	28,058	(39,298)	(8,088)

EBIT	$115,535	$(1,833)	$213,031	$(69,441)	$65,397

Add back:
Depreciation and amortization	19,455	20,020	82,313	87,919	99,255

EBITDA	$134,990	$18,187	$295,344	$18,478	$164,652

Add back:
COVID-19 related costs(1)	—	—	—	18,809	—
Equity-based compensation(2)	1,449	310	909	1,486	3,616
Management and advisory fee expenses(3)	1,216	1,216	4,865	4,864	4,865
Acquisition related costs(4)	—	63	501	236	4,256
Other costs(5)	2,927	—	18,476	644	2,360

Adjusted EBITDA	$140,582	$19,776	$320,095	$44,517	$179,749

Adjusted net income (loss)

Adjusted net income (loss) is defined as net income (loss) before income tax adjusted for amortization of intangible assets, COVID-19 related costs, equity-based compensation, management and advisory fee expenses, acquisition-related costs, and other costs because these charges do not relate to the core operations of our business. We present Adjusted net income (loss) because we consider it to be an important measure used to evaluate our operating performance internally. We believe the use of Adjusted net income (loss) provides investors with consistency in the evaluation of the Company as it provides a meaningful comparison of past, present, and future operating results, as well as a more useful financial comparison to our peers. We believe this supplemental measure can be used to assess the financial performance of our business without regard to certain costs that are not representative of our continuing operations.

The following table shows Adjusted net income (loss) for the periods presented and the reconciliation to its most comparable GAAP measure, net income (loss), for the periods presented:

	Three Months Ended		Fiscal Years Ended
	April 2, 2022	April 3, 2021	January 1, 2022	January 2, 2021	December 28, 2019
Net income (loss)	$71,553	$(19,378)	$88,409	$(129,496)	$(29,141)
Income tax expense (benefit)	22,024	(6,427)	28,058	(39,298)	(8,088)

Net income (loss) before income tax:	$93,577	$(25,805)	$116,467	$(168,794)	$(37,229)

Add back:
Amortization of intangible assets	2,167	2,231	8,751	11,932	23,056
COVID-19 related costs(1)	—	—	—	18,809	—
Equity-based compensation(2)	1,449	310	909	1,486	3,616
Management and advisory fee expenses(3)	1,216	1,216	4,865	4,864	4,865
Acquisition related costs(4)	—	63	501	236	4,256
Other costs(5)	2,927	—	18,476	644	2,360

Adjusted income (loss) before income tax	101,336	(21,985)	149,969	(130,823)	923
Adjusted income tax expense (benefit)(6)	26,844	(5,899)	40,405	(34,406)	(230)

Adjusted net income (loss)	$74,492	$(16,086)	$109,564	$(96,417)	$1,153

Explanation of add backs:

(1)

For the fiscal year ended January 2, 2021, COVID-19 related costs represent non-cash impairment costs for long-lived assets as result of disruption of cash flows caused by the COVID-19 pandemic and partial impairment of KCE at Work client relationships intangible assets due to extended remote work environments as a result of COVID-19 and client attrition.

(2)	Represents non-cash equity-based compensation expense in accordance with Accounting Standards Codification Topic 718, Compensation: Stock Compensation.
(3)

Represents amounts incurred for management and advisory fees with related parties in connection with the Services Agreement, which will be terminated upon completion of this offering. See “Certain Relationships and Related Party Transactions—Services Agreement.”

(4)	Represents costs incurred in connection with completed acquisitions, including transaction, integration, and severance related costs.
(5)

Other costs include certain professional fees incurred for both contemplated and completed debt and equity transactions, as well as costs incurred in connection with this offering. Additionally, for the three months ended April 2, 2022, other costs include $2.8 million in impairment losses related to exiting our previous corporate headquarters and relocating to a new, smaller footprint, office space as we transitioned to a hybrid working model. These costs represent items management believes are not indicative of ongoing operating performance.

(6)

The non-GAAP tax rate used to calculate adjusted net income (loss) was approximately 26.5% and 26.8% for the three months ended April 2, 2022 and April 3, 2021, respectively. The non-GAAP tax rate used to calculate adjusted net income (loss) was approximately 26.9%, 26.3%, and (24.9)% for the fiscal years ended January 1, 2022, January 2, 2021, and December 28, 2019, respectively. The non-GAAP tax rates represent the GAAP tax rate for the period as adjusted by the estimated tax impact of the items adjusted from the measure and excluding non-recurring impacts of tax rate changes and valuation allowances.

Unaudited Quarterly Results of Operations Data

The following table sets forth our unaudited quarterly condensed consolidated statements of operations data for each of the quarters indicated. The information for each quarter has been prepared on a basis consistent with our audited consolidated annual financial statements included in this prospectus, and reflects, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the financial information presented. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data (in thousands, except where otherwise noted) should be read in conjunction with our audited consolidated annual financial statements and unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

	April 2, 2022	January 1, 2022	October 2, 2021	July 3, 2021	April 3, 2021	January 2, 2021	September 26, 2020	June 27, 2020
Revenue	$497,532	$475,515	$475,121	$456,916	$400,262	$381,441	$327,020	$212,031
Operating expenses
Cost of services (excluding depreciation and impairment)	305,532	302,074	334,011	324,551	340,981	309,005	275,347	203,081
Depreciation and amortization	19,455	21,080	21,149	20,064	20,020	21,415	20,630	23,488
Selling, general, and administrative expenses	52,828	66,263	50,858	46,376	40,685	42,057	37,961	32,325
Impairment losses	4,128	1,915	3,686	1,080	621	19,741	2,153	7,963

Total operating expenses	381,943	391,332	409,704	392,071	402,307	392,218	336,091	266,857

Income (loss) from operations	115,589	84,183	65,417	64,845	(2,045)	(10,777)	(9,071)	(54,826)
Interest expense, net	21,958	24,328	24,220	24,044	23,972	26,131	24,164	24,427
Other expense (income), net	54	(84)	(116)	(219)	(212)	224	(792)	(254)

Income (loss) before income taxes	93,577	59,939	41,313	41,020	(25,805)	(37,132)	(32,443)	(78,999)
Income tax expense (benefit)	22,024	13,012	11,035	10,438	(6,427)	(4,779)	(10,083)	(19,993)

Net income (loss)	$71,553	$46,927	$30,278	$30,582	$(19,378)	$(32,353)	$(22,360)	$(59,006)

Liquidity and Capital Resources

Our principal uses of cash are payment of our operating expenses, such as personnel salaries and benefits, debt service, rents paid to landlords, and capital expenditures. Our primary sources of cash are cash provided by operations, current cash balances, and borrowings available under the First Lien Revolving Facility.

In October 2021, Parent contributed the remaining cash of $23.3 million from the July 2020 issuance of $50.0 million Class C Preferred Units. Refer to Note 21, Related Party Transactions, in our audited consolidated annual financial statements included elsewhere in this prospectus for further information regarding the additional equity contribution.

We expect to continue to meet our liquidity requirements for at least the next 12 months under current operating conditions with cash generated from operations, cash on hand, and to the extent necessary and available, through borrowings under the Credit Agreements. If the need arises for additional expenditures, we may seek additional funding. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under “Risk Factors.” We will also incur significant expenses as a public company that we have not incurred as a private company, including costs associated with public company reporting requirements of the Exchange Act, as well as the corporate governance standards of the Sarbanes-Oxley Act and the New York Stock Exchange. In the future, we may attempt to raise additional capital through the sale of equity securities or debt financing arrangements. Any future indebtedness we incur may result in terms that could be unfavorable to equity investors. We cannot provide assurance that we will be able to raise additional capital in the future on favorable terms, or at all. Any inability to raise capital could adversely affect our ability to achieve our business objectives.

Debt Facilities

Our $1,525.0 million Credit Facilities consist of a $1,200.0 million First Lien Term Loan Facility, a $115.0 million First Lien Revolving Facility, and a $210.0 million Second Lien Facility.

The effective interest rate was 4.76% on the First Lien Term Loan Facility, 9.26% on the Second Lien Facility, 6.25% on the outstanding borrowings under the First Lien Revolving Facility, 3.75% on outstanding letters of credit, and 0.50% on the unused portion of the First Lien Revolving Facility as of April 2, 2022.

The weighted average interest rate for the First Lien was 4.75% for both the three months ended April 2, 2022 and April 3, 2021. The weighted average interest rate for the Second Lien was 9.25% for both the three months ended April 2, 2022 and April 3, 2021. The weighted average interest rate for the First Lien Revolving Facility was 6.05% and 6.00% for the three months ended April 2, 2022 and April 3, 2021, respectively.

There were no outstanding borrowings under the First Lien Revolving Facility and outstanding letters of credit totaled $66.8 million as of both April 2, 2022 and January 1, 2022.

All obligations under the Credit Agreements are secured by substantially all of our assets. The Credit Agreements contain various financial and nonfinancial loan covenants and provisions.

Under the First Lien Credit Agreement, the financial loan covenant is a quarterly maximum first lien net leverage ratio, to be tested only if, on the last day of each fiscal quarter, the amount of revolving loans and letters of credit outstanding under the First Lien Revolving Facility (excluding undrawn letters of credit not to exceed $40.0 million) exceeds 30% of total revolving commitments on such date. As this threshold was not met as of April 2, 2022 the quarterly maximum first lien net leverage ratio financial covenant was not in effect. Additionally, an amendment to the First Lien Credit Agreement, entered into in June 2020, temporarily requires that we do not permit liquidity, defined as cash and cash equivalents plus the unused portion of the First Lien Revolving Facility, to be less than $30.0 million as of the last day of each month. The minimum liquidity financial covenant was in effect through the fiscal quarter ended April 2, 2022. Nonfinancial loan covenants restrict our ability to, among other things, incur additional debt; make fundamental changes to the business; make certain restricted payments, investments, acquisitions, and dispositions; or engage in certain transactions with affiliates.

The Notes Purchase Agreement consists of $50.0 million aggregate principal amount of the First Lien Notes which were issued to certain members of Parent in July 2020.

The effective interest rate was 9.50% on the First Lien Notes as of April 2, 2022. The weighted average interest rate for the First Lien Notes was 9.50% for both the three months ended April 2, 2022 and April 3, 2021. Accrued interest on the First Lien Notes is classified with long-term debt when we have the ability and intent to elect the paid-in-kind option for interest payments. We elected to capitalize the First Lien Notes interest of $5.1 million during fiscal 2021. We did not elect the paid-in-kind option for interest payments during the three months ended April 2, 2022, and do not intend to elect the option for future interest payments, and as such, accrued interest is included in related party payables.

All obligations under the Notes Purchase Agreement are secured by substantially all the assets of the Company and its subsidiaries. The obligations rank equally in right of payment with the First Lien Credit Agreement. The Notes Purchase Agreement contains various nonfinancial loan covenants and provisions. Nonfinancial loan covenants restrict the Company’s ability to, among other things, incur additional debt; make fundamental changes to the business; make certain restricted payments, investments, acquisitions, and dispositions; or engage in certain transactions with affiliates.

The First Lien Revolving Facility matures in August 2023, the First Lien Term Loan Facility and First Lien Notes mature in February 2025, and the Second Lien Facility matures in August 2025.

Refer to the unaudited condensed consolidated interim financial statements included elsewhere in this prospectus for further information regarding our debt facilities.

As of April 2, 2022, we were in compliance with all covenants of the Credit Agreements.

We do not engage in off-balance sheet financing arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Cash flows

The following table summarizes our cash flows (in thousands) for the periods presented:

	Three Months Ended		Fiscal Years Ended
	April 2, 2022	April 3, 2021	January 1, 2022	January 2, 2021	December 28, 2019
Cash provided by operating activities	$159,359	$8,342	$183,295	$13,592	$117,333
Cash used in investing activities	(17,328)	(19,061)	(80,153)	(48,482)	(94,486)
Cash (used in) provided by financing activities	(8,117)	(3,377)	20,871	47,769	(8,672)

Net change in cash, cash equivalents, and restricted cash	133,914	(14,096)	124,013	12,879	14,175
Cash, cash equivalents, and restricted cash at beginning of period	181,248	57,235	57,235	44,356	30,181

Cash, cash equivalents, and restricted cash at end of period	$315,162	$43,139	$181,248	$57,235	$44,356

Net cash provided by operating activities

Cash provided by operating activities increased by $151.0 million for the three months ended April 2, 2022 compared to the three months ended April 3, 2021. Net income, adjusted for non-cash items, increased by $119.1 million due to higher enrollment and operating more centers and sites. Additionally, we recognized higher Governmental Stimulus cost reimbursements during the three months ended April 2, 2022. The net changes in operating assets and liabilities resulted in a $31.9 million increase in cash provided by operating activities primarily due to higher Governmental Stimulus received but not yet recognized combined with a decrease in accounts receivable due to the timing of receiving monthly tuition payments. This increase was partially offset by higher bonus payments during the three months ended April 2, 2022 related to achieving certain bonus performance metrics in fiscal 2021.

Cash provided by operating activities increased by $169.7 million for fiscal 2021 compared to fiscal 2020. Net income, adjusted for non-cash items, increased by $242.4 million due to reopening of centers and sites due to the recovery from the COVID-19 pandemic. The net changes in operating assets and liabilities resulted in a $72.7 million decrease in cash provided by operating activities primarily due to changes in leases as a result of making rent payments in the current period and deferring rent payments as part of cash conservation activities in response to the COVID-19 pandemic in the comparative period. Additionally, cash provided by operating activities decreased due to increased reimbursement receivables from Governmental Stimulus awards in fiscal 2021, as well as payments toward payroll taxes deferred under the CARES Act. This decrease was partially offset by changes in accounts payable and accrued liabilities due to increases in accrued compensation in fiscal 2021 related to meeting certain bonus performance metrics and changes in accrued interest due to an additional payment for interest on long-term debt in fiscal 2020.

Cash provided by operating activities decreased by $103.7 million for fiscal 2020 compared to fiscal 2019. Net loss, adjusted for non-cash items, increased by $121.1 million due to temporary center and site closures as a response to the COVID-19 pandemic. A temporarily closed center or site is a center or site that has suspended operations as of the end of the reporting period, but management intends on recommencing operations at some point in the future. The net changes in operating assets and liabilities resulted in a $17.4 million increase in cash provided by operating activities as a result of deferred rent payments, reimbursements received from Governmental Stimulus, and extended payment terms with vendors, partially offset by an additional payment for interest on long-term debt.

Net cash used in investing activities

Cash used in investing activities decreased by $1.7 million for the three months ended April 2, 2022 compared to the three months ended April 3, 2021. The decrease was primarily due to an $8.5 million decrease in payments for acquisitions, partially offset by a $6.8 million increase in capital expenditures.

Cash used in investing activities increased by $31.7 million for fiscal 2021 compared to fiscal 2020. The increase was primarily due to a $18.7 million increase in capital expenditures and a $12.4 million increase in payments for acquisitions in fiscal 2021.

Cash used in investing activities decreased by $46.0 million for fiscal 2020 compared to fiscal 2019. The decrease was primarily due to a $46.2 million reduction in capital expenditures in response to the COVID-19 pandemic in fiscal 2020.

Net cash (used in) provided by financing activities

Cash used in financing activities increased $4.7 million for the three months ended April 2, 2022 compared three months ended April 3, 2021. The increase was due to $4.7 million in repayments of promissory notes during the three months ended April 2, 2022.

Cash provided by financing activities decreased by $26.9 million for fiscal 2021 compared to fiscal 2020. The change was due to issuance of long-term debt, net of issuance costs, of $49.0 million, partially offset by $10.0 million of net repayments under the First Lien Revolving Facility in fiscal 2020 and issuance of a promissory notes payable of $11.0 million in fiscal 2021.

Cash provided by financing activities increased by $56.4 million for fiscal 2020 compared to fiscal 2019. The increase was primarily due to issuance of long-term debt, net of issuance costs of $49.0 million and contributions from Parent of $25.0 million. This change was partially offset by an increase in net repayments under the First Lien Revolving Facility and an additional principal payment of long-term debt in fiscal 2020.

Cash requirements

We early adopted the amendments enacted by the SEC to modernize, simplify, and enhance certain financial disclosure requirements in Regulation S-K. Specifically, the requirement for tabular disclosure of contractual obligations has been eliminated. See Note 10 and Note 13 of the audited consolidated annual financial statements included elsewhere in this prospectus for additional detail related to our contractual obligations.

As of April 2, 2022, we have cash requirements for leases, long-term debt payments and other liabilities. For lease related information, see Note 4 of the unaudited condensed consolidated interim financial statements included elsewhere in this prospectus. Long-term debt obligations of $1.6 billion are expected to be paid out as follows: $70.7 million for the remainder of 2022, $162.2 million in 1-3 years, and $1.4 billion in 4 years.

As of January 1, 2022, we have the following obligations:

•	Long-term debt obligations of $1.7 billion are expected to be paid out as follows: $94.1 million in 2022, $162.1 million in 1-3 years, and $1.4 billion in 4 years.

•	Self-insurance obligations of $47.0 million are expected to be paid out as claims are settled and cash outflows cannot be estimated reliably.

•	Deferred compensation plan of $22.6 million is expected to be paid out based on the individual plan participant and cash outflows cannot be estimated reliably.

•	Deferred employer payroll tax of $13.1 million is expected to be paid out in 2022.

•	Promissory notes of $11.0 million are expected to be paid out in 2022.

•	Other liabilities of $3.3 million is comprised of various payables expected to be paid out based on the contractual terms.

•

Service arrangements which include certain information technology, labor software, and maintenance services of $8.0 million are expected to be paid out as follows: $7.6 million in 2022 and $0.4 million in 2023.

Certain agreements may have cancellation penalties for which, if we were to cancel, we would be required to pay approximately up to $3.3 million. Such cancellation penalties cannot be estimated as we cannot predict the occurrence of future agreement cancellations.

There have not been significant changes to these contractual obligations as of April 2, 2022.

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of our financial statements in conformity with GAAP requires us to make estimates and judgments that affect our financial statements and accompanying notes. Amounts recorded in our financial statements are, in some cases, estimates based on our management’s judgment and input from actuaries and other third parties and are developed from information available at the time. We evaluate the appropriateness of these estimates on an ongoing basis. Actual outcomes may vary from the estimates, and changes, if any, are reflected in current period earnings.

The accounting policies that we believe are critical in the preparation of our financial statements are described below. For a description of our other significant accounting policies, see Note 1 both in our audited consolidated annual financial statements and in our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

Revenue Recognition

Our revenue is derived primarily from tuition charged for providing early childhood education and care services. Based on past practices and client specific circumstances, we grant price concessions to clients that impact the total transaction price. These price concessions represent variable consideration. We estimate variable consideration using the expected value method, which includes our historical experience with similar clients and the current macroeconomic conditions. We constrain the estimate of variable consideration to ensure that it is probable that significant reversal in the amount of cumulative revenue recognized will not occur in a future period when the uncertainty related to the variable consideration is subsequently resolved.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the cost over the fair value of the identifiable net assets of businesses acquired. Indefinite-lived intangible assets consist of various trade names.

We test goodwill and indefinite-lived intangible assets for impairment on an annual basis in the fourth quarter or more frequently if impairment indicators exist. We may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit or an indefinite-lived intangible asset is less than its carrying amount. If, after assessing the totality of events and circumstances, we determine that it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is greater than its carrying amount, the quantitative impairment test is unnecessary.

If the quantitative impairment test is required, goodwill is tested for impairment by determining if reporting unit carrying values exceed their fair values. Fair value is estimated using an income approach model based on the present value of expected future cash flows utilizing a risk adjusted discount rate. The discount rate represents the weighted average cost of capital, which is reflective of a market participant’s view of fair value given current market conditions, expected rate of return, capital structure, debt costs, and peer company comparisons. The discount rate is believed to adequately reflect the overall inherent risk and uncertainty involved in the operations and industry. The cash flows that extend beyond the final year of the discounted cash flow model are estimated using a terminal value technique, whereby the estimated operating cash flows minus capital expenditures are adjusted for changes in working capital in the final year of the model and discounted by the risk-adjusted discount rate to establish the terminal value. The present value of the terminal value is included in the fair value estimate. If the carrying amount of the reporting unit exceeds fair value, an impairment charge will be recognized in an amount equal to that excess.

If a quantitative fair value measurement calculation is required for indefinite-lived intangible assets, we utilize the relief-from-royalty method for indefinite-lived trade names. The relief-from-royalty method assumes trade names have value to the extent their owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires us to estimate the future revenue for the related brands, the appropriate royalty rate, and the weighted average cost of capital.

The determination of fair value requires management to apply significant judgment in formulating estimates and assumptions. These estimates and assumptions primarily include forecasts of future cash flows based on management’s best estimate of future sales and operating costs, capital expenditures, working capital, discount rates, growth rates, and general market conditions. As a result of the inherent uncertainty associated with formulating these estimates, actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets consist of lease right-of-use assets, property and equipment, and finite-lived intangible assets. Finite-lived intangible assets consist of trade names, client relationships, accreditations, proprietary curricula, internally developed software, and covenants not-to-compete. We review and evaluate the carrying value and remaining useful lives of long-lived assets whenever events or changes in circumstances require impairment testing and/or a revision to the remaining useful life. If this review indicates a potential impairment, we would assess the recoverability of the asset by determining if the carrying value of the asset exceeds the sum of future undiscounted cash flows that could be generated by the asset. Such cash flows consider factors such as expected future operating income and historical trends, as well as the effects of potential management changes or increased marketing support. Impairment of property and equipment may not be appropriate under certain circumstances, such as a new or maturing center, recent or anticipated center management turnover, or an unusual, nonrecurring expense impacting the cash flow projection. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the asset over its estimated fair value based on estimated future discounted cash flows including disposition sales proceeds, if applicable. We typically estimate fair value of the asset group using discounted cash flows which are based on unobservable inputs including future cash flow projections and discount rate assumptions. In addition, the discounted cash flows model for right-of-use assets incorporates market-based inputs including as-is market rents.

Self-Insurance Obligations

We are self-insured for certain levels of workers’ compensation, employee medical, general liability, auto, property, and other insurance coverage. Insurance claim liabilities represent our estimate of retained risks. We purchase coverage at varying levels to limit our potential future losses, including stop-loss coverage for certain exposures. The nature of these liabilities may not fully manifest for several years. We retain a substantial portion of the risk related to certain workers’ compensation, general liability, and medical claims. Liabilities associated with these losses include estimates of both filed claims and incurred but not yet reported (“IBNR”) claims.

On a quarterly basis, we review our reserves for claims and adjust as appropriate. As part of this evaluation, we periodically review the status of existing and new claim reserves as established by internal and third-party claims administrators. The claims administrators establish the case reserves based upon known factors related to the type and severity of the claims, demographic factors, legislative matters, and case law, as appropriate. We compare actual trends to expected trends and monitor claim developments. The specific estimated case reserves are periodically provided to an actuary, who assists us in projecting an actuarial estimate of the overall ultimate losses for our self-insured programs, which includes the case reserves plus an actuarial estimate of reserves required for additional developments, such as IBNR claims. We utilize the results of our quarterly reviews and periodic actuarial studies to estimate the insurance reserves for future periods and to adjust reserves, if appropriate, for prior years. Our insurance reserves are recorded on an undiscounted basis.

While we believe that the amounts accrued for these obligations are sufficient, any significant increase in the number of claims and/or costs associated with claims made under these programs could have a material effect on our financial position and results of operations.

Equity-Based Compensation

We account for profit interest units (“PIUs”), stock options, and restricted stock units (“RSUs”) (collectively, “equity-based compensation awards”) granted to employees, officers, managers, directors, and other providers of services by measuring the grant date fair value of the equity-based compensation awards and recognizing the resulting expense, net of estimated forfeitures, on a straight-line basis over the requisite service period during which the grantees are required to perform service in exchange for the equity-based compensation awards, which varies based on award-type. The requisite service period is reduced for the awards that provide for continued vesting upon retirement if any of the grantees are retirement eligible at the date of grant or will become retirement eligible during the vesting period. Equity-based compensation expense is only recognized for PIUs subject to performance conditions if it is probable that the performance condition will be achieved. The estimated number of awards that will ultimately vest requires judgment, and to the extent actual results, or updated estimates, differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period actual results are realized or estimates are revised.

We estimate the fair value of PIUs on the grant dates using the Monte Carlo option-pricing model. Additionally, we estimate the fair value of stock options on the grant dates using the Black-Scholes model. The determination of the fair value of PIUs and stock options using these option-pricing models is affected by a number of complex and subjective assumptions. These assumptions include, but are not limited to, the fair value of the common unit or common stock at the date of grant, the expected term of the awards, the expected stock price volatility over the term of the awards, risk-free interest rate, and dividend yield.

Fair value: As there is no public market for our common stock, the fair value of our common stock was determined by our Board based on valuations prepared by a third-party valuation firm.

Expected term: We calculate the expected term using the “simplified” method, which is the simple average of the vesting period and the contractual term. The simplified method is applied as we have insufficient historical data to provide a reasonable basis for an estimate of the expected term.

Expected volatility: As we have been privately held since inception, there is no specific historical or implied volatility information available. Accordingly, we estimate the expected volatility on the historical stock volatility of a group of similar companies that are publicly traded over a period equivalent to the expected term of the equity-based awards.

Risk free interest rate: The risk-free interest rate is based on the U.S. constant maturity rates with remaining terms similar to the expected term of the PIUs and stock options.

Expected dividend yield: We do not expect to declare a dividend to shareholders in the foreseeable future.

To measure the grant-date fair value of both equity-classified RSUs and cash-settled, liability-classified RSUs, we use the estimated common stock price as determined by our Board based on valuations prepared by a third-party valuation firm. Vested time-vested RSUs are settled 50% in cash and 50% in common stock. As liability-classified RSUs are settled in cash, we record the corresponding liability, which is remeasured each reporting period at fair value.

Leases

We recognize lease liabilities and right-of-use assets on the consolidated balance sheet based on the present value of the lease payments for the lease term. Our leases generally do not provide an implicit interest rate. Therefore, the present values of these lease payments are calculated using our incremental borrowing rates, which are estimated using key inputs such as credit ratings, base rates, and spreads. The incremental borrowing rate is the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The rates are established based on our First Lien Term Loan Facility as this is the most senior collateralized debt. Variable lease payments may be based on an index or rate, such as consumer price indices, and include rent escalations or market adjustment provisions. Unless considered in-substance fixed lease payments, variable lease payments are expensed when incurred. Our lease agreements do not contain any material residual value guarantees.

The lease term for all of our leases includes the non-cancelable period of the lease. We do not include periods covered by lease options to renew or terminate the lease in the determination of the lease term until it is reasonably certain that the option will be exercised. This evaluation is based on management’s assessment of various relevant factors including economic, contractual, asset-based, entity-specific, and market-based factors, among others.

We have leases that contain lease and non-lease components. The non-lease components typically consist of common area maintenance. For all classes of leased assets, we have elected the practical expedient to account for the lease and non-lease components as a single lease component. For these leases, the lease payments used to measure the lease liability include all the fixed and in-substance fixed consideration in the contract.

For leases with a term of one year or less (“short-term leases”), we have elected to not recognize the arrangements on the balance sheet and the lease payments are recognized in the consolidated statement of income on a straight-line basis over the lease term. Variable lease payments associated with these leases are recognized and presented in the same manner as for all other leases.

We modify leases as necessary for a variety of reasons, including to extend or shorten the contractual lease term, or expand or reduce the leased space or underlying asset. In response to the broad effects of COVID-19, we re-negotiated certain lease terms with lessors and received rent concessions to mitigate the impact on our financial position and operations. These re-negotiations resulted in a material change to the terms of the leases, and as a result, the rent concessions did not qualify for the FASB COVID-19 relief. Therefore, these changes were accounted for as lease modifications.

Income Taxes

We account for income taxes in accordance with the authoritative guidance, which requires income tax effects for changes in tax laws to be recognized in the period in which the law is enacted.

Deferred tax assets and liabilities are recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. The guidance also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that a portion of the deferred tax asset will not be realized. We have determined that a valuation allowance is no longer necessary as of April 2, 2022 as we anticipate that our future taxable income will be sufficient to recover the remainder of our deferred tax assets. However, should there be a change in our ability to recover our deferred tax assets, we could be required to record a valuation allowance against such deferred tax assets. This would result in additional recorded tax expense or a reduced tax benefit in the period in which we determine that the recovery is not more likely than not.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. In accordance with the authoritative guidance on accounting for uncertainty in income taxes, we recognize liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained in audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activities. Any change in these factors could result in the recognition of a tax benefit or an additional charge to the tax provision.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our results of operations or financial condition due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates.

Interest Rate Risk

As of April 2, 2022, we had $1.4 billion of total debt, net of debt issuance costs. The majority of our debt is floating-rate debt. Based on the borrowings outstanding under our Credit Facilities during the three months ended April 2, 2022 we estimate that had the average interest rate on our borrowings increased by 100 basis points during this time period, our interest expense would have increased by approximately $0.8 million.

We are exposed to interest rate risk and may use derivatives to manage variable interest rates on our Credit Facilities. We do not hold or issue derivatives for trading or speculative purposes. We may enter into interest rate swap agreements that are designated as cash flow hedges for accounting purposes to effectively convert a portion of our floating-rate debt to a fixed-rate basis. In February 2019, we entered into a pay-fixed-receive-float forward starting interest rate swap and an interest rate cap that commenced in April 2019 in order to hedge interest rate risk on a portion of the variable rate debt of our Credit Facilities. The interest rate swap agreements expired in December 2021.

Internal Controls Over Financial Reporting

In the course of preparing the audited consolidated annual financial statements for fiscal 2020, our management determined that we have a material weakness in our internal controls over financial reporting. This material weakness was driven by lacking a control process in user access, change management controls to ensure the segregation of duties, and governance over IT general controls. These IT deficiencies, when aggregated, could impact effective segregation of duties as well as the effectiveness of IT-dependent controls that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. There is also a risk of users having access to privileges beyond those necessary to perform their duties that could affect business process controls, which are dependent on IT systems, or electronic data and financial reports generated from those IT systems. We did not design or maintain an effective control environment as we lacked sufficient oversight of activities related to our internal control over financial reporting due to a lack of an appropriate level of experience and training commensurate with public company requirements.

In order to remediate this material weakness, we have taken and plan to take the following actions:

•	continuing to hire personnel with public company experience as our company continues to grow;

•	providing additional training for our personnel on internal controls over financial reporting;

•	implementing additional controls and processes, including those that operate at a sufficient level of precision or that evidence performance;

•	adopting processes and controls to better identify and manage segregation of duties; and

•	engaging an external advisor to assist with evaluating and documenting the design and operating effectiveness of internal controls and assisting with the remediation of deficiencies, as necessary.

We and Deloitte & Touche LLP, our independent registered public accounting firm, were not required to, and did not, perform an evaluation of our internal controls over financial reporting as of January 1, 2022 or any prior period in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal controls over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering. See “Risk Factors—Risks Related to our Business—We have identified a material weakness in our internal controls over financial reporting and if our remediation of the material weakness is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.”

BUSINESS

Our Company

We are the largest private provider of high-quality ECE in the United States by center capacity. We are a mission driven organization, rooted in a commitment to providing all children with the very best start in life. We serve children ranging from six weeks to 12 years of age across our market leading footprint of 1,498 early childhood education centers with capacity of more than 196,000 children and 650 before- and after-school sites located in 40 states and the District of Columbia as of April 2, 2022. We believe families choose us because of our differentiated, inclusive approach and our commitment to delivering every child a high-quality educational experience in a nurturing and engaging environment. We operate all of our centers under the KinderCare platform and utilize a consistent curriculum and operational approach across our network.

We offer a differentiated value proposition to the children, families, schools and employers we serve, driven by our market-leading scale and commitment to quality, access and inclusion. We leverage our extensive network of community-based centers, employer-sponsored programs, and before- and after-school sites, to meet parents where they are, which is an important factor in the context of evolving work styles as a result of the COVID-19 pandemic. We utilize our proprietary curriculum with the goal of generating superior outcomes for children of all abilities and backgrounds. We use third-party assessment tools that consistently show children in our centers outperform their peers in other programs in readiness for kindergarten. We voluntarily seek accreditation at all of our centers and onsite programs, demonstrating our commitment to best practices for our sector. Our commitment to transparent, third-party validation of the quality and impact of our offerings is a critical factor for parents when selecting a center for their children. Our culture promotes high levels of employee engagement, which leads to better financial performance of our centers. Our expertise helping families access public subsidies for childcare is a core competency and drives greater levels of diversity and access in our centers.

We have built a reputation as a leader in early childhood education and care across our three go-to-market channels: KinderCare Learning Centers, KinderCare Education at Work and Champions.

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KCLC is the largest private provider of community-based early childhood education centers in the United States by center capacity. As of April 2, 2022, KCLC operates approximately 1,400 KCLC centers. Most KCLC centers are accredited by accrediting bodies such as the NAEYC. The accreditation process evaluates curriculum, evidence of learning, operating practices and health and safety protocols. The majority of the unaccredited centers are newer to our fleet of centers – either as newly built centers or as acquisitions and are currently in various stages of the two-year accreditation process. Families typically become aware of KCLC through our strong brand recognition, public relations campaigns, digital and direct marketing efforts and word of mouth references before enrolling directly in a center. KCLC serves families with children between six weeks and 12 years of age. KCLC represented 76.6% and 79.2% of our fiscal 2021 and fiscal 2020 revenue, respectively.

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KCE at Work is a leading provider of employer-sponsored childcare programs. As of April 2, 2022, KCLC operates approximately 70 onsite employer-sponsored centers. The KCLC centers and onsite employer-sponsored centers together comprise our early childhood education centers. We work closely with employers to design programs that effectively address the childcare needs of their employees. Our ability to offer both onsite centers, as well as access to our own leading KinderCare center network, provides flexibility and accessibility to a broad range of employees. We currently serve more than 600 employers through onsite programs and tuition discount benefit programs for employees. KCE at Work represented 19.7% and 17.8% of our fiscal 2021 and fiscal 2020 revenue, respectively.

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Champions is a leading private provider of before- and after-school programs in the United States. Our outsourced model provides an attractive value proposition to schools and districts. We provide staff, teachers and curriculum to deliver high-quality supplemental education and care to families and children onsite at schools we serve, and have 650 sites as of April 2, 2022. Champions represented 3.7% and 3.0% of our fiscal 2021 and fiscal 2020 revenue, respectively.

Our operating strategy is designed to deliver a high-quality experience for every child and family we serve across all of our centers and sites. This self-reinforcing strategy is anchored in four pillars:

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Educational Excellence. We leverage our proprietary curriculum combined with third-party assessment tools and voluntary accreditation to deliver a high-quality educational experience and provide objective validation of the quality and impact of our programs.

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People & Engagement. We utilize a proprietary, data-driven approach to attract, hire and develop exceptional talent. We instill a culture that builds emotional connections between our employees and our mission and values, driving high engagement across our organization. Our internal surveys consistently demonstrate that a more engaged workforce leads to better financial performance of our centers.

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Health & Safety. We consistently adhere to strict procedures across all of our centers to provide a healthy, safe environment for our children and our workforce and to deliver confidence and peace of mind to families. Our procedures address both the physical and mental health of children and are informed by input from the CDC and other third-party experts.

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Operations & Growth. Our operational excellence enables us to deliver profitable growth and to fund consistent reinvestment into our service offerings. We utilize a robust technology platform and proprietary operating procedures to deliver a high-quality, consistent experience across our centers and sites. Our technology platform closely monitors activity across all centers and sites and allows us to stay connected with families on a daily basis through digital channels. We utilize this proprietary data to continuously refine our operations and adapt to changing market conditions and consumer preferences.

Our History

We have provided children and families with high-quality ECE for over 50 years. Throughout our history, we have empowered parents seeking to enter the workforce with options for excellent early childhood education and care. We have remained committed to providing broad access to our services throughout our history and, over the past decade, have become a leading advocate in our industry, working with legislators to promote greater access to early education for all families.

In 2012, Tom Wyatt became our CEO to lead our business transformation. Our primary stockholder, PG, acquired control of KinderCare in 2015 to further support this transformation. From 2012 to 2017, Tom and our leadership team implemented and refined our current operating strategy, based on our four pillars described above, to enhance our value to children and families and to drive improved operating performance. During this period, we optimized our center footprint by closing more than 380 centers, drove compound same center revenue growth of 4.5% and increased same center occupancy from 56% to 69%. We also made significant investments in our curriculum, human capital and technology infrastructure to accelerate growth and strengthen our commitment to quality.

Since 2017, we have executed on our multi-faceted growth strategy to extend our center footprint and reinforce our position as the largest private ECE provider in the United States by center capacity. We acquired 175 centers between fiscal 2018 and fiscal 2021 and opened 84 new greenfield centers. During the three months ended April 2, 2022, we also opened one new greenfield center. We established our Growth Delivery, New Center Enrollment and New Center Operations teams, and developed and refined our new center management processes to enable us to quickly and consistently implement our operating procedures and curriculum, while driving growth in inquiries and enrollment. In fiscal 2019, prior to the onset of the COVID-19 pandemic, we grew to $1.9 billion in revenue, had $29 million in net loss and had $180 million in Adjusted EBITDA. From fiscal 2017 to fiscal 2019, we achieved 4.5% compound same center revenue growth. We increased same center occupancy to 72% in early 2020 from 69% in 2017. During this time we also maintained our cost of services excluding depreciation and impairment at approximately 79.2% to 79.4% of revenue.

In fiscal 2020, we had $1.4 billion in revenue, $129 million in net loss and $45 million in Adjusted EBITDA. Our same center revenue decreased by 25% primarily due to a decrease in same center occupancy to 47%. Our cost of services excluding depreciation and impairment increased to 84.3% of revenue in fiscal 2020 due to the impact of fixed operating costs on lower revenues and incurring higher costs from implementing enhanced health and safety protocols in response to COVID-19. In fiscal 2021, we had $1.8 billion in revenue, $88 million in net income and $320 million in Adjusted EBITDA. During the three months ended April 2, 2022, we had $498 million in revenue, $72 million in net income and $141 million in Adjusted EBITDA. Our same center revenue increased by 20% for the three months ended April 2, 2022 compared to the three months ended April 3, 2021, primarily due to an increase in same center occupancy to 67% from 57%. Our cost of services excluding depreciation and impairment improved to 61.4% of revenue during the three months ended April 2, 2022 as compared to 85.2% for the three months ended April 3, 2021 due to the impact of leveraging fixed costs over higher enrollments and reimbursements from Governmental Stimulus.

COVID-19 Impact Update

In March 2020, government-mandated closures of childcare centers, intended to curb the spread of COVID-19, significantly reduced enrollment across our industry. During the final two weeks of the first quarter of 2020, we temporarily closed 1,074 centers and 547 before- and after-school sites. A temporarily closed center or site is a center or site that has suspended operations as of the end of the reporting period, but management intends on recommencing operations at some point in the future. We kept more than 420 centers open to provide childcare to first responders, critical healthcare providers and families working in essential services. We undertook several actions to manage costs and improve liquidity, including curtailing all non-critical business spend, furloughing employees, temporarily reducing the salaries of the executive team and negotiating rent and benefit holidays or deferrals where possible.

During the second half of 2020, we reopened 1,021 centers and approximately 320 before- and after-school sites. As centers reopened, we brought many employees off furlough and reinstated salaries. We implemented enhanced health and safety protocols at all of our centers and sites to safely welcome children back. We proactively communicated with families to articulate our approach to safely reopening our centers and our commitment to supporting them and their children throughout the COVID-19 pandemic.

Since reopening our centers, enrollment has increased significantly. For the three months ended April 2, 2022, our same center occupancy increased to 67%, which represents 93% of our occupancy prior to the COVID-19 pandemic, well above the industry average of 87% of pre-COVID-19 occupancy levels. While many of the children who returned to our centers were previously enrolled in a KinderCare center, we believe other children transferred from centers that had closed during the COVID-19 pandemic. According to Fortune, approximately 16,000 centers closed between December 2019 and March 2021.

The CARES Act, signed into law on March 27, 2020, provided $3.5 billion in stimulus funding for childcare assistance. Bills passed by U.S. Congress subsequent to the CARES Act have approved $49 billion in incremental stimulus funding for ECE providers. During fiscal 2021, we recognized $59.5 million in incremental revenue and $160.8 million for reimbursement of center operating expenses from Governmental Stimulus as compared to $119.2 million in incremental revenue and $60.9 million for reimbursement of center operating expenses from Governmental Stimulus during fiscal 2020. Of the incremental revenue recognized, we estimate that $45.3 million for fiscal 2021 and $111.1 million for fiscal 2020 related to Governmental Stimulus with the remainder related to tuition reimbursement adjustments. During the three months ended April 2, 2022, we recognized $11.3 million in incremental revenue and $89.1 million for reimbursement of center operating expenses from Governmental Stimulus as compared to $17.5 million in incremental revenue and $8.5 million for reimbursement of center operating expenses from Governmental Stimulus during the three months ended April 3, 2021. Of the incremental revenue recognized, we estimate that $7.7 million for the three months ended April 2, 2022 and $14.1 million for the three months ended April 3, 2021 related to Governmental Stimulus with the remainder related to tuition reimbursement adjustments. We believe that we will continue to receive these types of incremental revenue and reimbursement of center operating expenses for the foreseeable future. These funds are being used to stabilize and grow our operations through intentionally investing in initiatives that support the childcare needs of working families.

Our Industry

We compete in the U.S. ECE market. Over 17.5 million workers, or 20% of the American workforce, rely on childcare every day. According to the Bureau of Economic Research, the U.S. market for private expenditures on education-focused care for children zero to five years of age was $15.2 billion in 2019, and served annual enrollments of approximately 2.5 million children according to management estimates, while the total spending in the United States on childcare was approximately $42 billion, according to the Consumer Expenditure Survey in 2018. From 2012 to 2019, according to the Bureau of Economic Research, private expenditures on education-focused care grew from $10.5 billion to $15.2 billion, representing a compound annual growth rate over the period of 4.7%. We estimate that the market for private expenditures on education-focused care is expected to grow at a compound annual growth rate of 6.4% between 2021 and 2026, excluding any impact from Governmental Stimulus.

The ECE market is highly fragmented with more than 109,000 centers in the United States in 2017, according to the Office of Child Care. We estimate that the top three providers, including KinderCare, represented approximately 5% of total capacity as of January 1, 2020. The COVID-19 pandemic caused many providers to experience significant financial challenges and reduced enrollments due to government restrictions and consumer behavior. As a result, according to Fortune, approximately 16,000 centers closed between December 2019 and March 2021, leaving families with fewer options for organized care.

According to management estimates, the employer-sponsored ECE market represented a small but meaningful portion of the overall ECE market with expenditures of approximately $3 billion in 2019. Increasingly, employers recognize the benefits of offering employees access to flexible, high-quality, affordable ECE options on either a full-time or back-up care basis. Evolving work styles are driving a preference for flexible ECE solutions with care options both onsite at corporate offices and in the communities in which employees live.

The market for before- and after-school programs serves children enrolled in pre-K-12 schools. According to the National Center for Education Statistics, there are more than 100,000 schools across the United States. Schools have long recognized the benefits of providing their families with access to before- and after-school care and education programs, though many schools have struggled to effectively manage and deliver such offerings. The lack of before- and after school care onsite creates challenges for children and families who need to travel to and from other providers, such as the YMCA, to access full-day care solutions. Third-party providers, such as Champions, are in the early stages of serving this market opportunity at scale.

We believe the market opportunity for scaled, quality ECE providers will continue to grow due to the following trends and market dynamics:

Broad recognition of the benefit of ECE drives growth in private spend and consistent public subsidy funding. Studies consistently show that organized early childhood education fosters the development of cognitive and social skills, better preparing children for success in school and life and achieving long-term benefits for society, including a 28% increase in likelihood of graduating high school if such child had received high-quality early education according to the Perry Preschool Project. The U.S. government has consistently passed bipartisan public funding to support ECE to catalyze these societal benefits. Federal subsidies for ECE, primarily provided through the CCDF, authorized under the CCDBG, increased from $4.9 billion in 2008 to $8.2 billion in 2019.

The government funding available through the CCDF has increased since 2011:

Trends in labor force participation continue to support robust demand for high-quality ECE. As of 2019, 68% of children under the age of six were in dual income households, an increase from 65% in 2015 according to National Kids Count. The labor force participation rate of women ages 20 to 44 in the United States increased from 74% in 2009 to 75% in 2019 according to the U.S. Bureau of Labor Statistics, representing an estimated 2.5 million additional women in the workforce. Among millennials, over 80% cite work-life integration, of which access to high-quality childcare is a key component, as the most important factor in job selection according to a Forbes article published in 2020. However, in 2018, more than 80% of parents with children under the age of five reported challenges in finding affordable, quality care according to the Affordable Child Care and Early Learning for All Families report published in 2018 by the Center for American Progress. These trends are expected to drive sustained growth in the ECE market.

Reduced capacity from COVID-19 pandemic-related center closings creates opportunity for high-quality ECE providers. Government restrictions and shifts in consumer behavior caused many operators to experience significant financial challenges and reduced enrollments during the COVID-19 pandemic. As a result, according to Fortune, approximately 16,000 centers closed between December 2019 and March 2021. This reduced capacity has increased demand for scaled providers, such as KinderCare, and has created incremental opportunities for greenfield expansion or acquisitions.

Evolving work styles have increased the need for flexible ECE offerings. We believe providers that offer ECE via a variety of delivery channels are best positioned to meet the demands of parents regardless as to how future work styles evolve. Many employers are actively exploring blended models, balancing the amount of time employees spend working remotely versus in the office. In response to the evolving landscape, the mix of demand for ECE provided in communities, at corporate offices and onsite in schools is expected to evolve. In many cases, parents are expected to take advantage of the services offered through multiple channels to best meet their needs.

Over $50 billion in Governmental Stimulus provides meaningful support for ECE. The U.S. federal government has acknowledged the importance of the ECE market through recently passed federal governmental acts designed to support continued access to ECE for parents. The CARES Act, signed into law on March 27, 2020, provided $3.5 billion in stimulus funding for childcare assistance.

The CAA, passed in December 2020, includes $10 billion in stimulus funding for the CCDBG to supplement state general revenue funds to support the childcare needs of working families and to stabilize childcare providers. The ARPA, passed in March 2021, includes $15 billion in stimulus funding for the CCDBG and an additional $24 billion for a COVID-19 childcare relief and stabilization fund, which provides states with resources to offer immediate grants to childcare providers. All stimulus funding under the CAA and ARPA must be distributed by December 31, 2024. Additionally, the ARPA provides monthly child tax credit payments for qualifying families. Monthly payments of $300 for each child under the age of six and $250 for each child ages six through 17 began to be distributed on July 15, 2021 and will provide parents incremental funding to support family needs, such as ECE.

Scaled providers are uniquely qualified to navigate complex public subsidy and stimulus funding channels. Each state has unique and disparate processes to administer funds received from the CCDF, making it difficult for many families and providers to access public subsidy and stimulus funding. Scaled providers with the expertise, resources and infrastructure necessary to understand each state’s requirements and support families through the application process are best positioned to capture enrollments supported by public funds. We expect public subsidy funding for ECE to continue to grow, furthering the importance of this capability.

Our Competitive Strengths

We believe the following are our core strengths that differentiate us from our competition:

Market leader with significant scale advantages. We are the largest private provider of ECE in the United States by center capacity with nearly 50% greater center capacity based on our estimates than the next largest operator. Our scale enables us to (i) identify best practices within our network and apply them across all of our centers and onsite programs, (ii) consistently invest in our curriculum, teachers and rigorous health and safety protocols across all our centers and sites, (iii) invest in our technology infrastructure to better manage our operations, (iv) identify opportunities for expansion through greenfield centers and acquisitions, (v) help our families access public subsidy funding by engaging with over 800 government agencies and (vi) serve as a leading, visible advocate for our industry with legislators.

Diverse set of offerings that enable broad access to our services. We believe we are the only ECE provider with the ability to reach families in their communities, at their places of employment and onsite at their children’s schools. Our mix of community-based and onsite centers makes us well-suited to address families’ ECE needs, even as work styles evolve. The flexibility of our KCE at Work offering allows us to provide tailored programs to employers seeking flexible, employer-sponsored care solutions for their employees. Our before- and after-school programs extend our offerings to older children at their schools, expanding the population of families and children that we are able to effectively serve.

Commitment to educational excellence across our footprint. We have intentionally designed our curriculum for children of all abilities, and we continuously enhance and refine our curriculum to drive better outcomes. As educational quality for young children can be difficult for parents to assess, we utilize objective, third-party assessment tools and accreditation to demonstrate the impact of our programs. We voluntarily seek accreditation at all of our centers and onsite programs. Very few providers embrace accreditation across their entire center network. In addition, our internal studies with third-party assessment tools show that on average, children who begin attending KinderCare centers as infants are six weeks ahead of their peers at two years of age and nine months ahead at five years of age and KinderCare kindergartners test at least two months ahead of expectations for first grade.

Strong workforce engagement which inspires our best talent to do their best work. We utilize a holistic approach to attract, train and develop a talented workforce, at scale, and drive workforce engagement. Our approach fosters stronger connections with families and better center financial performance. Our workforce culture is a fundamental driver of employee engagement as we strive to maintain a culture that is mission driven, inclusive and values the input of each of our employees. Also, we are the only early education company to utilize a predictive, data-driven selection tool in our hiring practices. Our internal research shows that centers with higher employee and family engagement generated, on average, 1.5 and 2.5 times higher revenue growth in our network in 2018 and 2019, respectively. In 2021, 72% of our workforce considered themselves engaged, nearly double the U.S. population average. Through our continued focus on engagement, we have received the Gallup Exceptional Workplace Award every year from 2017 to 2022, making us one of only four companies worldwide to win this award in six years in a row.

Technology infrastructure supporting efficient, data-driven decisions across our business. We invest significant resources into our technology infrastructure to support our centers and site operations and our interactions with current and prospective families. We leverage our proprietary OneCMS platform to provide real-time KPI tracking and reporting across all of our centers. Our OneCMS platform drives consistency, economies of scale and efficient integration of greenfield and acquired centers. We utilize a Salesforce-based CRM system to manage inquiries from new families and effectively enroll and onboard new children and families into our centers and sites. We engage with our families through our robust mobile platform to connect them with their centers and provide daily updates on their child’s activity and developmental progress. All of these systems generate valuable data that we leverage to inform decision-making, improve learning outcomes and increase family engagement and retention.

Expertise helping families access public subsidy funding for childcare. We proactively work with prospective and current families to help them access public subsidy funding. The process for accessing public subsidy funding is complex and burdensome, causing many families to forego applying for available resources. Our dedicated Subsidy Team assists families with understanding the requirements of programs available to them and with completing the administrative steps necessary to access public subsidy funding. Our scale allows us to invest in the expertise, resources and infrastructure needed to effectively navigate these programs across our network of centers. Our frequent interactions and relationships with government institutions position us as a leading advocate for our industry to help build continued growing public funding support for our sector.

High-quality management team demonstrating deep industry experience across education and multi-site consumer industries and track record of profitable growth. Our experienced management team has executed on its strategic initiatives with respect to people, education and financial performance. The combined expertise and experience of our management team covers early childcare, multi-site platforms and education, representing more than 135 years of relevant professional experience. Our Company is managed by a seasoned team of professionals led by Chief Executive Officer Tom Wyatt who, with more than 40 years of experience leading successful childcare and multi-site platforms, has guided our Company to achieve the highest standards of excellence in ECE. Chief Academic Officer Dr. Elanna Yalow is responsible for the development of KinderCare’s educational programs as well as public policy and accreditation initiatives. Paul Thompson, President, and Tony Amandi, Chief Financial Officer, have 33 and 22 years of relevant experience, respectively, and provide strong continuity of operational expertise. Since installing Tom as Chief Executive Officer, our management team demonstrated consistent profitable growth, achieving a compound same center revenue growth of 4.5% from 2012 to 2019.

Our Growth Strategies

We intend to extend our position as the largest private ECE provider in the United States by center capacity through our key growth strategies, as follows:

Increase enrollments and occupancy at our existing centers. We employ a multi-pronged strategy to increase enrollments and occupancy. Our commitment to inclusive access and transparent, third-party validation across our offerings allows us to provide a differentiated value proposition to families seeking ECE. We leverage our strong brand recognition, public relations campaigns, digital and direct marketing campaigns and word-of-mouth references to attract families to our centers. As a scaled provider, we are well-positioned to benefit from the combined impacts of growing ECE demand and supply reductions driven by COVID-19 pandemic-related center closures. Given our scale and operational expertise and resources, we possess a unique ability to serve families supported by public subsidy funding and the agility to meet evolving family preferences toward flexible and accredited providers.

Leverage dedicated teams and data-driven research to open new greenfield centers. We consistently open new greenfield centers that generate attractive returns and complement our existing center network. We opened 84 new greenfield centers from fiscal 2018 to fiscal 2021. We maintain a robust pipeline of new center opportunities and employ a disciplined and data driven approach in selecting locations for new greenfield centers. We utilize dedicated, specialized teams to oversee the development and opening of each new center. This approach creates a scalable, repeatable and highly efficient process while ensuring we are creating the best experience for families and center staff. When evaluating our new center occupancy after eight weeks of operation, we have seen improvements in occupancy each year from 2017 to 2019. Class of 2020 center performance was negatively impacted by the COVID-19 pandemic due to temporary closures of centers and delayed opening dates, and as such occupancy rates were approximately at par with class of 2017 centers. Class of 2021 centers performed in line with pre-COVID expectations, approximately 20% improved from 2017 levels when we began our growth journey.

Continue to expand our flexible employer-sponsored program offerings. We provide employers with a diverse, flexible offering to best meet the needs of their workforce, positioning us to grow our employer client base as work styles evolve. We offer onsite employer-sponsored centers as well as access to our own network of approximately 1,400 KCLC centers providing employers with the ability to design flexible programs to meet the shifting needs of their employees. We also offer tuition benefits programs, which allow employers to provide discounted access to our centers. Since 2019, we have grown our number of employer relationships from approximately 400 to more than 600 as of April 2, 2022. These relationships include approximately 70 onsite employer-sponsored centers.

Re-invest revenue from consistent price increases to enhance our value proposition for families. We consistently invest in all aspects of our service offering to deliver high-quality, accessible ECE. We also offer competitive compensation and benefits packages as well as periodic salary increases for our teachers and staff. We implement regular price increases across our centers to support these investments. Over the past three years, our annual tuition price increases ranged from 2-5% across all of our centers. Rate increases vary by age and center. We have found that parents appreciate our investment in delivering a high-quality ECE solution for their children and are supportive of reasonable annual price increases to facilitate such investments. Additionally, while our rates for children of a given age increase each year, these rates generally decrease as children get older. Our pricing methodology indexes rates against our entry level infant tuition rates; toddler rates are set at approximately 97%, two-year old rates are set at approximately 88% and preschool rates are set at approximately 81% of infant tuition rates. As a result, the out-of-pocket costs paid by parents typically decrease as children age, despite our annual rate increases.

Increase the number of sites served and grow enrollments in programs offered by Champions. We actively pursue opportunities to offer Champions before- and after-school programs to additional schools and to grow enrollment in programs offered at existing sites. Champions offers high-quality, education-focused accredited programs conveniently onsite at the schools we serve, while removing the administrative burden for the school to operate these programs. From 2015 to 2019, we grew our revenues from Champions at a compound annual growth rate of more than 13%. We currently have 650 sites, a small percentage of the over 100,000 schools in the United States, providing significant opportunity to continue to grow our footprint.

Opportunistically pursue strategic acquisitions and partnerships. We continue to grow our footprint by acquiring centers through our disciplined acquisition approach. We acquired 175 centers between fiscal 2018 and fiscal 2021. We maintain a robust pipeline of targets, ranging in size from single site to multi-site providers, to support our inorganic growth trajectory. We quickly transition newly acquired centers onto our technology platform, implement our proprietary curriculum and center management processes and rebrand such centers. Given the significant fragmentation in our industry, we expect to continue to pursue acquisitions that meet our criteria and complement our existing network. Additionally, we expect to pursue acquisitions to add new brands that will allow us to target and serve specific populations as well as to potentially grow our presence in attractive international markets.

Educational Excellence

The primary factors driving our educational excellence are our propriety, differentiated curriculum, our commitment to third-party accreditation and our use of research-based assessment tools.

Proprietary Curriculum

We use a proprietary, research-based developmental curriculum in all early education classrooms. Our Early Foundations curriculum is built around expected developmental milestones for children from six weeks of age through kindergarten entry, and covers all critical learning domains for young children including language and literacy, social and emotional development, cognitive development, executive function, physical/motor development and wellness, and creative arts. We developed our curriculum to meet the needs of young learners across all economic and ethnic backgrounds and to accommodate dual language learners and children with learning disabilities. Our Early Foundations curriculum focuses on skill development and continuously assesses and documents children’s progress.

The Early Foundations framework aligns with best practice recommendations from accrediting bodies such as the NAEYC, National Reading Panel, National Council for Teachers of Mathematics, and National Association for Sport and Physical Education, among others. Outside experts in each domain review our curriculum for content and sequencing to ensure that it is comprehensive and aligns with expected skill progression. In addition, we have developed a proprietary enrichment program for families to explore select content in greater depth in small group settings.

We continuously adapt and refresh our curriculum to respond to the dynamic needs of children and families, and to reflect the latest ECE research. To support the post-COVID-19 pandemic transition back to in-person learning, we developed a curriculum supplement, focusing on issues related to the impact of COVID-19 on children. These areas of focus include overcoming learning loss, supporting social and emotional development, and rebuilding a sense of belonging. We have also incorporated technology across our centers to enhance the adaptability and delivery of our curriculum. Digital tools like classroom tablets enable teachers to easily customize curriculum to meet the individual needs of each child and allow teachers to continuously document progress and tailor instructional activities.

Voluntary, Third-Party Accreditation

We strive to achieve nationally recognized accreditation across all our early learning centers and onsite programs through external, independent accrediting agencies. Accreditation is not required to operate a center. We voluntarily pursue accreditation to provide parents a mechanism to accurately assess quality by relying on the objectivity of third-party accreditors. In addition to building the Company’s reputation within the industry and among our families, accreditation offers the added benefit of enhanced reimbursement rates from states. Accreditation is a rigorous process. Less than 10% of ECE providers in the United States are accredited. In contrast, approximately 80% of KinderCare centers and onsite programs are accredited as of April 2, 2022. The majority of the unaccredited centers are newer to our fleet of centers - either as newly built centers or as acquisitions and are currently in various stages of the accreditation process. The accreditation process typically takes up to two years and involves a comprehensive self-assessment; staff and family surveys; demonstrated evidence of quality of policies, procedures, and program content; and a site visit by external validators who determine whether the program meets national standards of excellence. Programs are assessed across numerous standards including relationships with children, families, and the community, nutrition and health, teaching practices, physical environment, and leadership and management.

Assessment

We utilize research-based assessment tools to evaluate the developmental progress of children in our programs. The BRIGANCE study is administered in both fall and spring to measure student progress. This assessment is administered to children under six years of age across diverse ethnic and demographic groups through a norm-referenced developmental screen. The BRIGANCE study has reported two consistent findings in over five years of use in our centers:

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Children enrolled in KinderCare programs are better prepared than their peers. Across ages, gender, income levels and ethnic backgrounds, children enrolled in KinderCare programs show greater than expected gains from fall to spring and a significant reduction in learning delays, when compared to the normative sample. Additionally, an increased percentage of children screen in the gifted range as compared to the normative sample.

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The longer children are enrolled in KinderCare programs, the better the learning outcomes. Longitudinal studies assessing outcomes based on tenure within our programs consistently demonstrate that children enrolled in KinderCare programs for more than one year significantly outperform children enrolled for less than one year. Notably, children from lower income or minority populations significantly benefit from our programs.

People & Engagement

Our people are the foundation of our success and as of April 2, 2022 include approximately 33,300 teachers and staff, 130 field team employees and 1,100 members of our corporate National Support Center team. We finished the three months ended April 2, 2022 approximately 6% behind with respect to teaching and center staffing levels where we ended fiscal 2019. In May 2020, we transitioned our corporate National Support Center employees to a hybrid working model and as such, we relocated our corporate offices to a new, smaller footprint office space. The new corporate offices offer collaborative workspaces on a reservation basis for individuals and teams as needed.

Engagement

Since 2012, we have partnered with Gallup to measure, improve, and sustain high levels of employee and family engagement across our centers and National Support Center. Gallup research has shown that our employee and family engagement scores are correlated with our performance on key business indicators, including academic outcomes for children, employee retention, center and site occupancy levels and overall financial performance. We have received the Gallup Exceptional Workplace Award six years in a row and are one of only four employers globally to achieve this milestone. We approach family engagement with rigor equal to our employee engagement initiatives. We provide center and site directors with direct and actionable reporting tools to support deep family engagement at each location.

We consistently focus and measure our engagement with both employees and families so that we continue to improve our experience:

Culture and Values

Our belief that we are more than just teachers is core to our culture and serves as a guiding principle across all actions we take. Our teachers are advocates for their students, giving them the confidence to try new things and develop socially. We summarize our calling to impact children and families in our actionable and behavior-based Service Values, which are shared by all our teams:

•	I build great relationships with families;

•	I anticipate and quickly resolve parent concerns;

•	I genuinely care about every child in my classroom;

•	My team works together to make our center warm and welcoming;

•	An important part of my job is talking with parents about their children; and

•	I respond to the unique needs and interests of every child.

Hiring

Our talent selection process utilizes a proprietary research-based, data-driven selection tool, which we developed based on the core traits of our highest-performing teachers. The tool assesses candidates for these traits to predict success in early learning classrooms.

Hiring decisions are predominately made locally by center and site directors, with assistance from recruiters and operational support teams. Our centralized systems, tools, and resources enable us to recruit and hire at scale, and onboard new staff efficiently. We conduct comprehensive nationwide and state background checks as well as local reference checks, fingerprinting, immunizations, drug testing, and reporting.

Training and Development

We offer professional development to all employees. For center directors and field leadership, we host annual Leadership Academies and conduct additional training sessions three times per year to promote continuous development. Our teachers and center staff participate in an onboarding program prior to conducting student-facing activities. The program ensures new team members are grounded in our protocols and culture, from safe interactions with children and understanding local licensing regulations to building relationships with families. We also conduct two annual professional development days, supplemented by virtual training modules delivered through our proprietary learning management system, which we also use to track and monitor completion of compliance-related training. We utilize a comprehensive and proprietary rubric that identifies specific behaviors expected in all our classrooms to help teachers learn and grow professionally. Our mix of in-person and virtual trainings allow us to drive consistency at scale.

Total Rewards

We offer a comprehensive total rewards program that includes competitive pay, matching 401(k) program contributions and health and wellness benefits. In 2020, we held our healthcare premiums flat for employees to ensure affordable healthcare access, despite rising healthcare costs across the country. We offer our employees significantly discounted tuition in our centers and onsite programs and pay the full cost for any employee seeking their teaching certification. We also offer all of our employees the opportunity to earn their Child Development Associate Certification (“CDA”) at no cost. The CDA is the predominant credential in early childhood education.

Health & Safety

We employ robust practices that support the overall well being of the children we serve, as well as our employees and staff.

Classroom Safety

We maintain rigorous health and safety standards within all our classrooms across our over 2,000 centers and sites. Center directors regularly provide safety training to their teachers and staff to ensure our employees are updated on our latest protocols and adhere to our safety standards. Twice a month, teachers and children participate in disaster drills, including fire, active threat, earthquake and tornado scenarios among others. Several times daily, we conduct name-to-face roll calls to ensure all children are safe and accounted for and building access is restricted to only authorized family members.

Safe sleep is a critical practice in all our centers and is particularly critical for infants. We utilize safe sleep practices for infants, toddlers and older children. New teacher onboarding includes comprehensive safe sleep training and all center teachers attend annual training.

WELL Health-Safety Rating

KinderCare earned the WELL Health-Safety Rating for Facility Operations and Management from the International WELL Building Institute for its KinderCare Learning Centers, KinderCare at Work centers, as well as the company’s headquarters. KinderCare is the largest education provider and only national provider of early childhood education and care to receive this distinction. This third-party validation of KinderCare’s health and safety practices comes after a thorough evaluation of operational policies, maintenance protocols, communications practices and emergency plans.

Holistic Wellness

We recognize the importance of nutrition and the development of healthy eating habits. We participate in the Partnership for a Healthier America, which works with the private sector to improve nutrition practices and health equity. We introduced our Grow Happy initiative in 2014 to encourage families to practice healthy nutrition and physical activity outside of the classroom. Our menus are intentionally designed by a registered dietitian to exclude unhealthy items like juice, fried foods and sugary snacks. Additionally, our curriculum includes content on physical or motor development and wellness.

We also recognize the importance of developing sound emotional habits early in life. We use social and emotional skill-building tools and techniques, such as feelings magnets and puppets, to help children learn about their own feelings and increase their awareness of the feelings of others. Across our age-based classrooms, we facilitate the development of critical thinking and self-reliance to help build confidence for life.

Our exclusion for illness policy requires children and employees to remain out of our centers until they are fever free for 24 hours without the use of medication. We monitor for any signs of illness or physical or emotional safety concerns upon arrival to our locations.

COVID-19 Response

At the onset of the COVID-19 pandemic, we established five key health and safety guiding principles which we have leveraged to allow us to continue to safely operate and reopen our centers:

•	Establish the industry’s highest health and safety standards;

•	Partner with medical experts to monitor and continually improve our protocols;

•	Provide access to reliable COVID-19 research;

•	Provide 7-day-a-week support to navigate health department requests, COVID-19 exposures and temporary closures; and

•	Measure classroom infection and transmission rates against community rates.

This approach enabled us to be on the forefront of critical safety decisions as the COVID-19 pandemic progressed. It also allowed us to re-open centers at a rapid pace and to support workers as they returned to work. Transmission rates in our classrooms have remained well below the national average. A Yale University study confirmed childcare centers remain among the safest places for children due to the stringent protocols in place.

Our same center occupancy rates have risen since the low in the second quarter of 2020:

In addition to following CDC guidance as a baseline, we engage regularly with a panel of experts to establish standards that go beyond CDC requirements. These standards include:

•	Creating pods (stable groups of teachers and children) to limit cross-contamination;

•	Restricting classrooms to only teachers and children within the same pod;

•	Requiring social distancing and masks for all adults and children over age three;

•	Prohibiting anyone except staff and children from entering centers;

•	Conducting temperature checks of all children and staff and requiring daily signature-attestation for a set of illness and exposure questions; and

•	Implementing heightened classroom cleaning practices.

Vaccination Efforts

In partnership with our panel of experts, we built a series of webinars for families and staff to help them understand the vaccine, its development, and its efficacy. We launched both external and internal-facing web pages with the latest information about the vaccine and access to reliable sources, including webinars with our medical experts. We also sent bi-weekly communications to our field teams with the latest information and resources about the vaccine, as well as employee testimonials to help encourage our employees to get vaccinated. We were the first ECE provider to provide paid time off for teachers and staff to get vaccinated.

Operations & Growth

Marketing and Communications

We believe KinderCare is the most recognized brand in our industry. Leveraging our national brand and localized center teams, we use a clearly defined relationship-driven approach to marketing to drive brand awareness, inquiries and enrollments.

To drive consumer awareness, we align campaigns to timely topics, nationally and locally, including industry leadership and advocacy, health and safety best practices and parenting guidance on key topics like diversity, equity and inclusion and learning loss. We conduct media training for our district managers to enable them to serve as local spokespeople for relevant media stories. Given the importance of online reviews, we employ a continuous outreach program to families to increase the number of available reviews.

We employ seasonal marketing campaigns to fuel inquiries. Our digital delivery channels include display ads, paid social media ads and email campaigns to prospective, enrolled and lapsed families. Our websites receive approximately 10 million visitors annually and we continuously refine our national and individual center landing pages to optimize organic search traffic and convert paid ad clicks to inquiries.

Tuition

We leverage market demographics, market demand, competitor analysis, state subsidy reimbursement rates and perceived value proposition to inform pricing decisions. This approach allows us to be nimble in adjusting rates to meet demand and ensure we are competitively priced. Annual tuition increases are a critical component to supporting investments in our pillars of educational excellence, people and engagement, health and safety and operation and growth. Additionally, while our rates for children of a given age increase each year, these rates decrease as children get older. Our pricing methodology indexes rates against our entry level infant tuition rates; toddler rates are set at approximately 97%, two-year old rates are set at approximately 88% and preschool rates are set at approximately 81% of infant tuition rates. As a result, the out-of-pocket costs paid by parents decreases as children age, despite our annual rate increases. In addition to tuition, our Learning Adventures supplemental enrichment programs, annual registration fees and summer programs are additional sources of revenue.

Subsidy Access

With one in seven children living in poverty in the United States, and a disproportionate number of those being children of color, the work we do to support low-income families is of critical importance. When families receive childcare assistance, they are more likely to be employed and generate higher earnings.

We are the only national provider with a dedicated Subsidy Team that supports families navigating the complex and unique subsidy programs of states and local governments. Our Subsidy Team helps our centers and families secure subsidy funding and efficiently manage complex agency processes.

Technology Platform

Our investments in systems and technology enable us to closely monitor performance across our entire footprint. Our proprietary center management platform, OneCMS, is core to our technology platform. We utilize this platform across our entire organization to drive efficient operations and provide real-time KPI tracking and reporting.

OneCMS offers multiple differentiating features for families and center staff, and includes billing and payment functionality that support a diverse set of family needs including allowing multiple payers, with each having different payment amounts, payment types and access rights. This platform also manages our relationships with the hundreds of public agencies we work with to help eligible families access public subsidy funds. OneCMS promotes uniformity across centers, allowing for granular KPI management and more efficient integration of new greenfield centers and newly acquired centers. This, in turn, accelerates the rapid adoption of KinderCare policies and processes for new center additions.

We continue to invest in creating differentiated digital experiences for our families. Our websites are optimized for search engine marketing, including regional and local center-specific content and pages and allow us to deliver rich, personalized and interactive content to our families during their enrollment process that reinforces the core tenets of our brand. Our robust Salesforce-enabled CRM platform tracks families throughout each phase of the sales funnel and drives conversion of inquiries to enrollments.

Our KinderCare branded mobile app drives significant parent engagement. Parents access our app two to three times per day on average with engaging features including real-time video and photo sharing, digital daily reports and curriculum tailored to each child’s personal development. Families can invite extended family and friends into their child’s development journey through the app, allowing them to receive customized content and updates.

New Center Additions

We continue to expand our center footprint into new communities and at additional employer locations through greenfield center openings and through acquisition of centers from other providers. In fiscal 2019, we added 22 centers through new greenfield center openings. In fiscal 2020, our pace of new center additions slowed as a result of the COVID-19 pandemic, though we still added 13 centers to our network through both acquisitions and new greenfield center openings. In fiscal 2021 we accelerated our pace of new center additions, and added 49 new centers to our network through center acquisitions and greenfield center openings. We also added one new center to our network during the three months ended April 2, 2022 through a greenfield center opening.

We maintain a robust pipeline of new center opportunities and employ a disciplined and rigorous approach in selecting which centers to open or acquire. All potential new centers are evaluated to assess local market trends and dynamics, overlap with existing KinderCare centers, the competitive landscape within a given market and the performance of other, existing providers in the market. Prior to committing to a new center addition, a cross-functional team, including our President, Chief Financial Officer and Senior Vice President of Finance, evaluates the opportunity and reviews a detailed financial plan for the proposed addition to ensure the investment meets our internal return objectives.

We utilize dedicated, specialized teams to oversee the development, opening and/or addition of a new center.

These teams are deeply involved in all centers that we add to our network – whether community-based or employer-sponsored, greenfield or acquisition. This approach creates a scalable, repeatable and highly efficient process while ensuring we are creating the best experience for families and center staff. These teams include:

•

Growth Delivery Team. Our Growth Delivery Team provides project management for all work streams supporting new center additions, including construction, procuring furniture, fixtures and equipment and obtaining the appropriate local licensure to operate. Our Growth Delivery team also supports our due diligence process for center acquisitions and works closely with acquired centers to ensure any modifications to acquired facilities and equipment are completed in a timely fashion so that the center can operate in line with KinderCare standards.

•

New Center Enrollment Team. Our New Center Enrollment Team manages the pre-opening marketing expenditure for a new center in order to drive interest from prospective families. This team works closely with prospective families to address any questions they may have, and has deep expertise helping families assess a new center prior to opening. Our New Center Enrollment Team helps optimize our marketing spend such that new centers open at an attractive enrollment level and with a pipeline of interested families so that the center can increase enrollment and occupancy post-opening.

•

New Center Operations Team. Our New Center Operations Team hires and trains the teachers and staff for a new center addition, and provides support to the new center workforce post-opening to ensure that the experience families, children, teachers and staff have at the new center is consistent with the experience we offer across our network of KinderCare centers. The team is also responsible for assisting the new center workforce in developing strong, emotional connections and engagement with families and children in the initial weeks following the addition of a new center. It is our preference to hire a center director for each of our new centers from within the organization to maintain a consistent culture across centers. Additionally, our internal data demonstrates that, on average promoting internal talent at the center director level leads to higher retention and improved business performance. We focus on installing strong center directors and teams in each new center to manage our growth effectively.

We conduct a robust evaluation process for new center additions to assess performance against measures that align with our four pillars. Once a center consistently meets the necessary requirements across our four pillars, the new center is transitioned out of new center status and graduates into our existing field operations. Since 2017, we have seen consistent improvements in occupancy rates at our new centers. Our class of 2021 new centers achieved approximately 20% greater occupancy than our class of 2017 new centers after eight weeks of operation.

Competition

KinderCare primarily competes in the U.S. market for ECE, a highly fragmented market that includes scaled providers, smaller regional providers and faith-based or local operators.

KinderCare is the largest provider in this industry in the United States by center capacity. We estimate that the top three providers, including KinderCare, represented approximately 5% of total capacity as of January 1, 2020. We consider Bright Horizons, Kiddie Academy, Goddard, Primrose and the Learning Care Company brands (La Petite, TutorTime and others) to be our closest competitors.

In addition to ECE offerings, we serve school-age children in our Champions before- and after- school programs. Competitors in this segment include YMCA and other regional providers like Alphabest and Right at School.

We believe we are well-positioned to outperform our competition due to a variety of key differentiators, including our proprietary curriculum and proven student outcomes, third-party accreditation that validates the quality of our programs, industry-leading health and safety standards and practices, our ability to serve families through various delivery channels (in their communities, at their workplace or onsite at their child’s school) and through our unique breadth of support for families across all socioeconomic, demographic and ethnic categories.

ESG Considerations

Our mission is to provide high-quality ECE for families of all backgrounds and means. We believe that widespread investment in early childhood education and care produces long-term societal benefits including stronger, healthier communities and a more productive economy. In pursuit of our mission, we have purposefully built a scaled and differentiated platform enabling us to reach more families and children than any other private childcare provider. As the largest private provider by center capacity of ECE in the United States, we play a significant role in helping to deliver the broader societal benefits achieved through high-quality ECE.

Our Social Impact

During their early years, children develop the cognitive, social, emotional, physical and language skills that serve as the foundation for lifelong learning. Early childhood education gives children the tools needed to be successful in school and to thrive as they enter adulthood. It increases self-sufficiency and productivity later in life and can lead to better health outcomes according to research conducted by a professor at the University of Chicago.

Working parents require early education and care to participate in the workforce. Accessible, quality care leads to a more productive, engaged workforce creating benefits for employers, communities and the economy as a whole according to a BMO report on the education industry. However, more than 80% of parents with children under the age of five reported challenges in finding affordable, quality care according to the Affordable Child Care Learning for All Families report published in 2018 by the Center for American Progress – a challenge most acutely evident in low income families. Additionally, over 50% of families live in areas with an inadequate supply of licensed care capacity.

We have purposefully built a scaled ECE platform that enables us to reach more families and children than any other private childcare provider. As the industry’s largest private provider of ECE in the United States by center capacity, we play a significant role in helping to deliver the broader societal benefits achieved through high-quality ECE. We deliver our services through multiple delivery channels—in communities, onsite at employers, and onsite at schools through before- and after-school programs making our services broadly accessible.

We strive to support families of all socioeconomic backgrounds with access by simplifying payment options and accommodating multiple methods of public and private payment. We have dedicated teams that assist families in utilizing public subsidies to facilitate access to centers for low income families. In 2021, we directly engaged with over 800 government agencies across the United States to help low-income families secure funding for ECE through subsidies and grants.

We welcome children, families and employees of all abilities and backgrounds with the commitment to provide quality care and education to each child and a great experience for every employee and family. Our proprietary curriculum supports the development of social awareness for our children, families and employees, helping to build a sense of identity, gain empathy and respect for human diversity, understand fairness and justice, and stand up for oneself and others through inclusion. Our dedicated Inclusion Services Team provides direct individual consultation and assistance to teachers to support children with diagnosed disabilities, language delays and children experiencing familial hardships or other challenges to ensure they are supported and able to remain in our centers.

We make investments in our curriculum and in how we operate our centers to promote safety as well as physical, mental and emotional health. Our teachers and staff undergo extensive training on mental and emotional health and safety practices, including pandemic response protocols, to provide a safe environment for children and confidence and peace of mind for parents. We provide healthy meals and snacks and support healthy eating habits in order to help prevent childhood obesity and build habits that extend beyond our centers.

Importantly, we believe that we are the only early childhood education provider that is committed to conducting regular assessments and obtaining accreditation across all of our centers so that parents can access objective, informed insights on the quality of our offerings. We systematically measure educational outcomes using normative assessments. Notably, these third-party assessment tools consistently shows that children in our centers outperform their peers in other programs in readiness for kindergarten. We voluntarily seek accreditation at all of our centers and onsite programs, demonstrating our commitment to best practices for our sector.

Our Environmental Impact

We have the opportunity to impact the education of thousands of children every week, and we seek out opportunities to educate children in a manner that can more broadly impact our society and surroundings. One component of this is educating children on how to take individual actions and make individual decisions that, when taken as a whole, can have a meaningful impact on our environment. We teach children to be thoughtful about their energy use by educating them how to take small steps like turning off the lights when they leave a room. We educate children on the benefits of using reusable containers and recycling. We take steps to manage our centers and infrastructure in a manner that minimizes our negative impact on the environment, which demonstrates the importance of thoughtful environmental practices to our children, reinforcing our teaching. As a result, we hope to influence each child’s understanding of, and appreciation for, our environment and to start them on a path to positively impact the environment throughout their life.

ESG Actions Taken

As the industry’s largest private provider of ECE in the United States by center capacity, we play a significant role in helping to deliver the broader societal benefits achieved through high-quality early childhood education and care services. We actively monitor and measure actions taken to support our commitment to sustainability and social impact.

Social Actions

•

We operate 1,498 early childhood education centers, the largest private provider network of centers with the most licensed capacity in the United States, providing access to ECE to more children than any other provider;

•	We have 650 before- and after-school sites, providing an additional delivery channel to reach children and parents and support education and care needs outside of normal school hours;

•

We helped families access public subsidies and stimulus funding amounting to revenues of $602 million and $667 million in fiscal 2020 and fiscal 2021, respectively, supporting access to our centers for thousands of children whose families otherwise may not have had the means to enroll. Approximately 39% of the children enrolled in our centers as of April 2, 2022 were from low-income families;

•

In 2021, we directly engaged with over 800 government agencies across the United States to assist low-income families to find and enroll their children in KinderCare centers and to access funding through subsidies and grants;

•	We maintain a dedicated Inclusion Services Team who works tirelessly to ensure our teachers and staff are able to welcome and support children of all backgrounds and abilities;

•	We design and continuously refine our proprietary curriculum to allow our teachers to address each child’s individual learning needs and meet them wherever they are in the academic development;

•

We conduct norm-based assessments, leveraging third-party tools, twice a year at over 400 of our centers with a large, diverse population of children to objectively assess the impact of our educational offerings;

•	We served over 22 million and 28 million meals to predominantly low-income children who qualified for the federal Child and Adult Care Food Program (“CACFP”) in 2020 and 2021, respectively;

•	We employ a diverse population of teachers and staff – 95% of our workforce identified as female, and 47% identified as minority, including 39% as Black or Latinx as of April 2, 2022;

•	We established an Advisory Caucus comprised of leaders of color from across our organization to guide and inform our approach to diversity, equity and inclusion in our policies and practices; and

•	We have implemented security practices to ensure appropriate physical, technical and administrative safeguards to protect personal data of children and their families and our employees.

Environmental Actions

•	We have implemented recycling programs at over 600 of our centers;

•

We began installing energy management systems in our centers in 2016, and as of April 2, 2022 have installed them in over 200 centers. This has resulted in a nearly 15% reduction in annual energy usage at our centers, representing average annual savings of approximately 3 million kWh;

•	We have installed LED lightbulbs in over 10% of our centers, representing savings of approximately 3.9 million kWh annually;

•	We use reusable plates, cups, and utensils to reduce single use plastics;

•	From 2016 to 2019, we reduced our legacy vehicle fleet by approximately 10% to approximately 2,000 school buses resulting in a decrease in fuel usage of 11%; and

•

In early 2021, our National Support Center transitioned to remote work. In March 2022, our National Support Center offices moved to a new, smaller footprint space and officially transitioned to remote work for National Support Center team members. Our new corporate offices offer collaborative workspaces on a reservation basis for individuals and teams as needed.

Governance

As social impact is at the core of our business, responsibility and accountability for ESG matters starts at the highest level. The Nominating and Governance Committee of our board of directors will have specific oversight of ESG matters pursuant to its charter and will receive regular updates from management. Our President will direct the development and implementation of our ESG strategy and initiatives.

Intellectual Property

We rely on a combination of trademark, patent, copyright and trade secrets, as well as confidentiality and license agreements and other contractual provisions, to establish and protect our intellectual property rights.

We enter into agreements with our employees and other parties with which we do business to limit access to and disclosure of our technology and other proprietary information. We cannot assure you that the steps we have taken will be sufficient or effective to prevent the unauthorized access, use, copying or the reverse engineering of our proprietary information, including by third parties who may use our proprietary information to develop services that compete with ours. Moreover, others may independently develop technologies that are competitive with ours or that infringe on, misappropriate or otherwise violate our intellectual property and proprietary rights, and policing the unauthorized use of our intellectual property and proprietary rights can be difficult. The enforcement of our intellectual property and proprietary rights also depends on any legal actions we may bring against any such parties being successful, but these actions are costly, time-consuming and may not be successful, even when our rights have been infringed, misappropriated or otherwise violated.

Furthermore, effective patent, copyright, trademark and trade secret protection may not be available in every country, as the laws of some countries do not protect intellectual property and proprietary rights to as great an extent as the laws of the United States. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property and proprietary rights are uncertain and still evolving.

Government Regulation

Various aspects of our operations are subject to federal, state and local laws, rules and regulations, any of which may change from time to time. Laws and regulations affecting our business may change, sometimes frequently and significantly, as a result of political, economic, social or other events. Some of the federal, state or local laws and regulations that affect us include but are not limited to:

•	consumer product safety, product liability, truth-in-advertising or consumer protection laws;

•	labor and employment laws, including wage and hour laws;

•	tax laws or interpretations thereof, including collection of state sales tax on e-commerce sales;

•	data protection and privacy and security laws and regulations;

•	environmental, health and safety laws and regulations;

•	trade, anti-bribery, customs or import and export laws and regulations, including collection of tariffs on product imports; and

•	intellectual property laws.

Facilities

Our centers and sites vary in design and capacity in accordance with regulatory requirements and, among other factors, demographics and needs of local markets and clients. As of April 2, 2022, we operated 1,498 early childhood education centers in 39 states and the District of Columbia with a licensed capacity of more than 196,000 children.

We believe that attractive, spacious and child-friendly facilities with warm, nurturing and welcoming atmospheres are an important element in fostering a high-quality learning environment for children. Our centers are designed to be open and bright and to maximize supervision visibility. We devote considerable resources to equipping our centers with child-sized amenities, indoor and outdoor play areas comprised of age-appropriate materials and design, family hospitality areas and appropriate technology resources.

Legal Proceedings

We are involved in various litigation matters in the ordinary course of our business. We are not currently involved in any litigation that we expect, either individually or in the aggregate, will have a material and adverse effect on our business, financial condition or results of operations. See “Risk Factors—General Risks—Our business, financial condition and results of operations may be materially and adversely affected by various litigation and regulatory proceedings.”

Seasonality

The results of operations fluctuate due to seasonal variations in our business. Enrollments are generally higher in spring and the fall back-to-school period, while lower during summer and the calendar year-end holidays.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors, including their ages as of May 9, 2022. With respect to our directors, each biography contains information regarding the person’s service as a director, business experience, director positions held currently or at any time during the past five years, information regarding involvement in certain legal or administrative proceedings and the experience, qualifications, attributes or skills that caused our board of directors to determine that the person should serve as a director of our Company.

Name		Position
Executive Officers
John T. (“Tom”) Wyatt	66	Chief Executive Officer and Chairman of the Board
Paul Thompson	54	President
Anthony (“Tony”) Amandi	43	Chief Financial Officer
Dr. Elanna Yalow	67	Chief Academic Officer
Directors
Jean Desravines	51	Lead Independent Director
Christine Deputy	56	Director
Michael Gregg	50	Director
Michael Nuzzo	51	Director
Benjamin Russell	41	Director
Joel Schwartz	53	Director
Alyssa Waxenberg	51	Director

Tom Wyatt has served as our Chief Executive Officer and as a member of our board of directors since 2012. In September 2021 Mr. Wyatt was also elected Chairman of our board of directors. Prior to joining the Company, Mr. Wyatt held leadership roles at several consumer-oriented brands, such as Old Navy and Cutter & Buck. Since 2019, Mr. Wyatt has served on the board of directors of Vishal Mega Mart Private Limited, a retail company in India, and from 2010 to 2020, he served on the board of directors of Jack in the Box Inc., a restaurant company. We believe Mr. Wyatt is qualified to serve on our board of directors because of his extensive industry and institutional knowledge, operational experience, and continuity that he brings to our board of directors as our Chief Executive Officer.

Paul Thompson has served as our President since 2021. Mr. Thompson previously served as our Chief Operating Officer from 2019 to 2021, our Chief Administrative Officer from 2019 to 2020, and Chief Financial Officer from 2015 to 2019. Prior to joining the Company, Mr. Thompson worked at Safeway Inc., a retail company, from 2005 to 2015, where he served most recently as a Senior Vice President of Finance. Mr. Thompson holds a B.A. from Gustavus Adolphus College, and is a Certified Public Accountant in the state of Minnesota (currently inactive).

Tony Amandi has served as our Chief Financial Officer since 2019. Mr. Amandi previously served as our Senior Vice President of Financial Planning & Analysis from 2015 to 2019, and Corporate Controller from 2011 to 2015. Prior to joining the Company, Mr. Amandi worked at PricewaterhouseCoopers LLP in their audit and assurance practice. From 2013 to 2018, Mr. Amandi served on the board of directors of Schoolhouse Supplies Inc., a nonprofit education company. Mr. Amandi holds a B.S. from Oregon State University and a Masters in Accounting from the Marshall School of Business at the University of Southern California. Mr. Amandi is a Certified Public Accountant in the State of Oregon and is a Certified Treasury Professional.

Dr. Elanna Yalow, Ph.D., M.B.A. has served as our Chief Academic Officer since 2012 and has been employed by the Company since 1989. Prior to joining the Company, Dr. Yalow was Associate Director of IOX Assessment Associates, serving as Project Director for research and development projects in both educational assessment and health education. Dr. Yalow currently serves on the board of directors of Guardian Child Care and Education, a child care company operating in Australia, and the U.S. Chamber of Commerce. Dr. Yalow also serves on several advisory committees, such as the Education Advisory Board for K12 Inc. and the National Childhood Obesity Foundation, and the World Forum International Organizing Committee. Dr. Yalow previously served on the board of directors of Reflection Sciences Inc., an education technology company focusing on executive function assessment, from 2019 to 2021. She is a member of the Educational Advisory Committee for Stride Inc. (formerly K12 Inc.) Dr. Yalow is actively engaged in educational policy at the federal and state level and has testified before Congress on the importance of early childhood education. In 2020 she was appointed by Governor Brown to Oregon’s Joint Task Force on Quality Affordable Child Care. Dr. Yalow publishes and presents extensively on issues related to education and health. Dr. Yalow holds a B.A. from the State University of New York at Stony Brook, an M.B.A. from Stanford University Graduate School of Business, and a Ph.D. in Educational Psychology from the Stanford University School of Education.

Jean Desravines has served on our board of directors since 2021. Mr. Desravines is the Chief Executive Officer at New Leaders, a national education nonprofit organization, where he has been employed since 2006 and CEO since 2011. In his role as Chief Executive Officer at New Leaders, he manages an organization that develops leaders for high-need schools in more than 20 cities and 15 states. Mr. Desravines previously served in senior positions in the New York City Department of Education, including as senior counselor to the chancellor of New York City’s public school system. Since 2018, Mr. Desravines has served on the board of directors of Houghton Mifflin Harcourt Company, a publishing company. In this role, he has served on the audit and compensation committees since 2018 and 2019, respectively. He has also served on the board of trustees of St. Francis College since 2014, and as a director of America Achieves, a national non-profit organization dedicated to workforce development in the United States, since 2015. Mr. Desravines holds a B.A. from St. Francis College and a M.P.A. from New York University. We believe that Mr. Desravines is qualified to serve on our board of directors given his breadth of leadership experience in the education industry as well as his expertise in educational policies and organizational matters.

Christine Deputy has served on our board of directors since 2021. Ms. Deputy is the Chief People Officer at Pinterest, Inc., a software application and advertising company, where she has been employed since 2021. Prior to joining Pinterest, Inc., Ms. Deputy served as the Chief Human Resources Officer at Nordstrom, Inc., a clothing retail store, from 2015 to 2021. Ms. Deputy previously served as Group Human Resources Director at Aviva plc, a British multinational insurance company, from 2013 to 2015. From 2012 to 2013, Ms. Deputy was the Human Resources Director at Global Retail Banking for Barclays Bank. From 2009 to 2012, Ms. Deputy was the Chief Human Resource Officer at Dunkin’ Brands, a fast-food restaurant chain. Prior to 2012, Ms. Deputy held various senior roles at Starbucks Corporation, including Vice President, Human Resources Asia Pacific. Ms. Deputy holds a B.A. from George Washington University. We believe that Ms. Deputy is qualified to serve on our board of directors due to the strategic and operational insights she has gained from her executive experiences across a number of public companies.

Michael Gregg has served on our board of directors since 2020. Mr. Gregg is a Managing Director at Partners Group, where he has been employed since 2019. Mr. Gregg is a member of the Private Equity Direct Leads Investment Committee and the Private Equity Direct Co-Investments in Services Investment Committee at Partners Group. Prior to joining Partners Group, Mr. Gregg served as Chief Operating Officer for One Medical Passport Inc., a healthcare technology company, from 2017 to 2018, and as Chief Operating Officer of Retail & iShares for Blackrock Inc., an asset management company, from 2013 to 2017. Mr. Gregg has served on the board of Diversified Maintenance, a facility services company, since 2020. Mr. Gregg previously served on the boards of AXA Global Distributors, an insurance and retirement company, and Architas MultiManager, an asset management company, from 2009 to 2011. Mr. Gregg holds a B.A. from Williams College and an M.B.A. from Harvard Business School. We believe Mr. Gregg is qualified to serve on our board of directors due to his background operating companies, board experience and business acumen.

Michael Nuzzo has served on our board of directors since 2021. Since 2019, Mr. Nuzzo has served as Executive Vice President, Chief Operating Officer and President of Petco Services at Petco Health & Wellness Company, Inc. (“Petco, Inc.”). From 2015 to 2021, also Mr. Nuzzo served as Executive Vice President, Chief Financial

Officer at Petco, Inc. and played a key role in the company’s initial public offering in January 2021. Prior to joining Petco, Inc., Mr. Nuzzo served as the Chief Administrative Officer at 4moms, a technology and robotics startup company, from 2014 to 2015. Prior to joining 4moms, Mr. Nuzzo served as the Executive Vice President and Chief Financial Officer for GNC Holdings, Inc., a multinational health and nutrition retailer, from 2008 to 2014, playing a lead role in the company’s initial public offering in 2011. From 1999 to 2008, Mr. Nuzzo served in various senior level finance, retail operations, and strategic planning roles with Abercrombie & Fitch Co., a specialty retailer of casual clothing, including Senior Vice President of Corporate Finance from June 2008 to September 2008. Mr. Nuzzo holds a B.A. from Kenyon College and an M.B.A. from the University of Chicago. We believe that Mr. Nuzzo is qualified to serve on our board of directors due to his experience in the areas of finance, marketing, general management and corporate governance.

Benjamin Russell has served on our board of directors since 2018. Mr. Russell is a Senior Vice President at Partners Group, where he has been employed since 2017. Prior to joining Partners Group, Mr. Russell served as Vice President for MBHE Holdings LLC, an investment company, from 2009 to 2017. Mr. Russell holds a B.A. from Middlebury College and an M.B.A. from the Tuck School of Business. We believe Mr. Russell is qualified to serve on our board of directors given his experience working alongside management of other portfolio companies and his financial experience.

Joel Schwartz has served on our board of directors since 2015. Mr. Schwartz is a Partner at Partners Group, where he has been employed since 2013. Mr. Schwartz is Co-Head of the Private Equity Services business unit for Partners Group as well as a member of the Global Investment Committee, the Private Equity Direct Leads Investment Committee and Co-Chairman of the Private Equity Direct Co-Investments in Services Investment Committee. Prior to joining Partners Group, Mr. Schwartz served as Managing Director for Goldman Sachs. Mr. Schwartz has served on the board of directors of Form Technologies Inc., a manufacturing company, since 2015; Curvature Inc., an information technology company, since 2016; and United States Infrastructure Corp, a construction company, since 2017. Mr. Schwartz previously served on the board of directors of Multiplan Inc., a healthcare technology company, from 2014 to 2016, and Varsity Brands Inc., an apparel company, from 2014 to 2018. Mr. Schwartz holds a B.S. and B.A.S from the University of Pennsylvania and an M.B.A. from Harvard Business School. We believe Mr. Schwartz is qualified to serve on our board of directors due to his extensive board experience advising other consumer-oriented portfolio companies and his business acumen.

Alyssa Waxenberg has served on our board of directors since 2021. Ms. Waxenberg is the Director of Digital Products, Consumer Marketing at Quest Diagnostics, a clinical diagnostics services company, where she has been employed since 2021. From 2018 to 2020, Ms. Waxenberg served as the Chief Digital Officer at Independent Pet Partners, a digital, retail, education and services company for pet wellness and from 2017 to 2018, she served as a Director for Watson Marketing at IBM, a technology and data security company. From 2004 to 2016, Ms. Waxenberg served as the Vice President of the Mobile and Consumer Experience at Starwood Hotels & Resort, a global hospitality company. Ms. Waxenberg holds a B.B.A. from the University of Massachusetts and an M.B.A. from the University of Michigan. We believe that Ms. Waxenberg is qualified to serve on our board of directors given her extensive experience in digital e-commerce development, business operations, consumer marketing, and strategic growth across a wide range of industries.

Composition of the Board of Directors after this Offering

Our business and affairs are managed under the direction of the board of directors. Our board of directors will consist of eight directors.

Pursuant to the Stockholders Agreement described under “Certain Relationships and Related Party Transactions—Stockholders Agreement,” PG will be entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors. So long as PG owns, in the aggregate, (i) greater than 25% of the total outstanding shares of our common stock, PG will be entitled to nominate three directors, (ii) 25% or less, but at least 15% of the total outstanding shares of our common stock, it will be entitled to nominate two directors, (iii) less than 15% but at least 10% of the total outstanding shares of our common stock, it will be entitled to nominate one director and (iv) less than 10% of the total outstanding shares of our common stock, it will not be entitled to nominate a director.

PG has been deemed to have nominated three directors for election to our board of directors.

In accordance with our second amended and restated certificate of incorporation and the Stockholders Agreement, each of which will be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among three classes as follows:

•	the Class I directors will be Ms. Deputy and Mr. Russell, and their terms will expire at the annual meeting of stockholders to be held in 2023;

•	the Class II directors will be Messrs. Gregg, Nuzzo and Wyatt, and their terms will expire at the annual meeting of stockholders to be held in 2024; and

•	the Class III directors will be Messrs. Desravines and Schwartz and Ms. Waxenberg, and their terms will expire at the annual meeting of stockholders to be held in 2025.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Pursuant to the terms of the Stockholders Agreement, each class will include one director designated by PG. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.

Pursuant to the terms of the Stockholders Agreement, directors designated by PG may only be removed by PG or for cause and only by the affirmative vote of holders of at least two-thirds of the voting power of our outstanding stock entitled to vote in the election of directors. In all other cases and at any other time, directors may only be removed for cause by the affirmative vote of the holders of at two-thirds of the voting power of our outstanding stock entitled to vote in the election of directors.

Pursuant to the terms of the Stockholders Agreement, PG will have the exclusive right to designate replacements for its designated directors and the exclusive right to fill vacancies created by the removal or resignation of its designated directors.

In addition, pursuant to the terms of the Stockholders Agreement, following this offering, PG will have the right to designate and remove one or more non-voting observers to our board of directors, except that the board may exclude any such observer from access to any material or meeting of the board under certain circumstances.

Director Independence and Controlled Company Exception

Our board of directors has affirmatively determined that Ms. Deputy, Mr. Desravines, Mr. Gregg, Mr. Nuzzo, Mr. Russell, Mr. Schwartz and Ms. Waxenberg are independent directors under the rules of the New York Stock Exchange.

After the consummation of this offering, PG will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under these rules, a “controlled company” may elect not to comply with certain corporate governance standards, including the requirements:

•	that a majority of our board of directors consist of independent directors;

•

that our board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

While we do not intend to utilize these exemptions, we may from time to time utilize one or more of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements. See “Risk Factors—Risks Related to our Common Stock and this Offering—We are a “controlled company” within the meaning of the rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.” In the event that we cease to be a “controlled company” and our shares of common stock continue to be listed on the New York Stock Exchange, we will be required to comply with these provisions within the applicable transaction periods.

Leadership Structure of the Board of Directors

Our board of directors will combine the roles of Chairman of the Board and Chief Executive Officer. These positions will be held by Tom Wyatt, as our Chairman and Chief Executive Officer at the consummation of this offering. The board of directors has determined that combining these positions will serve the best interests of the Company and its stockholders. The board of directors believes that the Company’s Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with the Company’s business and industry, and most capable of effectively identifying strategic priorities and leading the consideration and execution of strategy. The board of directors believes that the combined position of Chairman and Chief Executive Officer promotes the development of policy and plans, and facilitates information flow between management and the board of directors, which is essential to effective governance.

Committees of the Board of Directors

Upon consummation of this offering, our board of directors will have the following committees: the audit committee, the compensation committee and the nominating and corporate governance committee. From time to time, our board of directors may also establish any other committees that it deems necessary or desirable in accordance with the terms of the Stockholders Agreement.

Pursuant to the terms of the Stockholders Agreement, following this offering, the audit committee will consist of three individuals, the compensation committee will consist of three individuals, including one individual appointed by PG, and the nominating and corporate governance committee will consist of three individuals, including two individuals appointed by PG. The number of individuals that PG is entitled to appoint to the compensation committee and the nominating and corporate governance committee will be reduced to the extent the number of directors PG is entitled to nominate is reduced to less than two designees, such that if PG ceases to have the right to nominate two directors but retains the right to nominate one director to our board of directors, then PG will have the right to appoint one individual to each of the compensation committee and the nominating and corporate governance committee, and if PG ceases to have the right to nominate a director, PG will not be entitled to appoint an individual to the compensation committee or the nominating and corporate governance committee.

In addition, pursuant to the terms of the Stockholders Agreement, following this offering, PG will have the right to designate and remove one or more non-voting observers to each committee of our board of directors, except that any committee may exclude any such observer from access to any material or meeting under certain circumstances.

Audit Committee. Upon consummation of this offering, we expect to have an audit committee consisting of Mr. Nuzzo, as chair, Mr. Desravines and Ms. Waxenberg. Rule 10A-3 of the Exchange Act requires us to have one independent audit committee member upon the listing of our common stock, a majority of independent directors on our audit committee within 90 days of the effective date of this registration statement and an audit committee composed entirely of independent directors within one year of the effective date of this registration statement.

Mr. Nuzzo qualifies as our “audit committee financial expert” within the meaning of regulations adopted by the SEC. The audit committee appoints and reviews the qualifications and independence of our independent registered public accounting firm, prepares compensation committee reports to be included in proxy statements filed under SEC rules and reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, the quality and integrity of our financial statements and investigations into matters related to audit functions. The audit committee is also responsible for overseeing risk management on behalf of our board of directors. See “—Risk Oversight.”

Compensation Committee. Upon consummation of this offering, we expect to have a compensation committee consisting of Ms. Deputy, as chair, Mr. Nuzzo and Mr. Schwartz. The principal responsibilities of the compensation committee are to review and approve matters involving executive and director compensation, recommend changes in employee benefit programs, authorize equity and other incentive arrangements, prepare compensation committee reports to be included in proxy statements filed under SEC rules and authorize our Company to enter into employment and other employee related agreements.

Nominating and Corporate Governance Committee. Upon the consummation of this offering, we expect to have a nominating and corporate governance committee consisting of Mr. Gregg, as chair, Ms. Deputy and Mr. Schwartz. The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become board members, consistent with criteria approved by our board of directors and in accordance with the terms of the Stockholders Agreement, makes recommendations for nominees for committees, oversees the evaluation of the board of directors and management and develops, recommends to the board of directors and reviews our corporate governance principles.

Risk Oversight

Our board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight primarily through the audit committee. To that end, our audit committee will meet quarterly with our Chief Financial Officer and our independent auditors where it will receive regular updates regarding our management’s assessment of risk exposures including liquidity, credit and operational risks and the process in place to monitor such risks and review results of operations, financial reporting and assessments of internal controls over financial reporting.

Code of Ethics

Prior to the consummation of this offering, we intend to adopt a code of ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and team members. Our code of ethics will be available on our website at www.kindercare.com under Investor Relations. Our code of ethics will be a “code of ethics” as defined in Item 406(b) of Regulation S-K. In the event that we amend or waive certain provisions of our code of ethics applicable to our principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose the same on our website.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of our compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) and of any other company. We are party to certain transactions with PG and affiliates thereof as described in “Certain Relationships and Related Party Transactions.”

COMPENSATION DISCUSSION AND ANALYSIS

In this Compensation Discussion and Analysis (“CD&A”) set forth below, we provide an overview and analysis of the compensation awarded to or earned by our named executive officers identified in the Summary Compensation Table below during fiscal 2021, including the elements of our compensation program for named executive officers, material compensation decisions made under that program for fiscal 2021 and the material factors considered in making those decisions. Our named executive officers for the year ended January 1, 2022 consist of our four executive officers, including our principal executive officer and our principal financial officer, for fiscal 2021 (collectively, the “named executive officers”) including:

•	John T. (“Tom”) Wyatt, who serves as Chief Executive Officer;

•	Paul Thompson, who serves as President;

•	Anthony (“Tony”) Amandi, who serves as Chief Financial Officer; and

•	Dr. Elanna Yalow, who serves as Chief Academic Officer.

This section also describes the actions and decisions of our board of directors and compensation committee, as applicable, as it relates to fiscal 2021 compensation decisions.

The information described in this document is largely historical, but we expect to adopt a public company compensation structure for our executive officers following the completion of this offering. In keeping with our new role as a publicly held company, we also intend to maintain a commitment to strong corporate governance in connection with our named executive officer compensation arrangements where our newly formed compensation committee will work with management and an external compensation consultant to develop and maintain a compensation framework following this offering that is appropriate and competitive for a public company.

Details of our Compensation Program

Compensation Philosophy, Objectives and Rewards

Our executive compensation program has been designed to motivate, reward, focus, attract and retain high caliber management deemed essential to ensure our success. The program seeks to align executive compensation with our short-and long-term objectives, business strategy and financial performance. As a result, we aim to provide competitive compensation packages to our executives, a material component of which is performance- based compensation that is dependent upon the achievement of our business objectives and encourages executives to drive long-term stockholder value.

Determination of Compensation

In making executive compensation determinations for fiscal 2021, our board of directors worked in conjunction with our Chief Executive Officer (other than with respect to his own compensation) and compensation committee to design and administer our executive compensation programs, including our cash incentive plan and cumulative Class B Unit program, in a manner that aligns with our overall compensation philosophy, as discussed above.

Role of the compensation committee. Currently and following the consummation of this offering, our compensation committee will oversee our executive compensation program for our named executive officers.

Role of compensation consultant in 2021 and going forward. In July 2021, the board of directors engaged Farient Advisors LLC (“Farient”), an independent consulting firm, to provide guidance regarding the amount and types of compensation that we provide to our executives and board members, how our compensation practices compare to the compensation practices of other companies, including with respect to a peer group of companies to be developed in consultation with Farient, and other compensation-related matters. Farient reports directly to the compensation committee, although they may meet with members of management for the purposes of gathering information on proposals that management may make to the compensation committee. We expect that following the completion of this offering, Farient will continue to report to the compensation committee.

Role of management. In setting compensation for fiscal 2021, our Chief Executive Officer worked closely with the board of directors and compensation committee to determine appropriate levels of pay and the annual cash-based incentives and performance goals under our STIP (as defined below). Our Chief Executive Officer makes recommendations to the board of directors and compensation committee regarding compensation changes for our executive officers (other than himself) because of his frequent involvement with our executive team. No executive officer participated directly in the final deliberations or determinations regarding his or her own compensation package.

Use of comparative market data. In 2021, the board of directors assessed the competitiveness of each element of the executive officers’ total direct compensation, against the executive pay peer group established in consultation with Farient, as discussed below. Following the consummation of this offering, we expect that the board of directors and compensation committee will be assessing (and will continue to assess) the competitiveness of each element of the executive officers’ total direct compensation against an executive pay peer group.

Peer Group

In developing this peer group, the compensation committee took into account a number of factors, including:

•	Companies from which we source and potentially lose executive talent;

•	Scale and complexity (using revenue as the primary indicator); and

•

Company business model characteristics (for example, comparably sized education-oriented and retail companies, recurring customer relationships, national operations, multi-site operations, customer age demographics, and other growth indicators).

While the board of directors and compensation committee do not establish compensation levels solely based on a review of competitive data, they believe such data is a meaningful input to our compensation policies and practices in order to attract and retain qualified executive officers.

After considering the above factors, our compensation committee approved the following peer group for 2021 compensation decisions:

Peer Group for 2021 Pay Decisions

•  Abercrombie & Fitch

•  American Eagle Outfitters

•  Barnes & Noble Education

•  Bright Horizons

•  Chegg, Inc.

•  The Children’s Place

•  Express, Inc.

•  Graham Holdings

•  H&R Block, Inc.

•  Hibbett, Inc.

•  Houghton Mifflin

•  JOANN Inc.

•  Petco Health & Wellness

•  Sally Beauty Holdings, Inc.

•  Scholastic Corp

•  Sportsman’s Warehouse Holdings

•  Stride, Inc.

•  Terminix Global Holdings, Inc.

•  Urban Outfitters

•  WW International

•  Zumiez Inc.

Elements of Our Executive Compensation Program

Historically, and for fiscal 2021, our executive compensation program consisted of the following elements, each established as part of our program in order to achieve the compensation objective specified below:

Compensation Element	Compensation Objectives Designed to be Achieved and Key Features
Base Salary	Attract and retain key talent by providing base cash compensation at competitive levels

Cash-Based Incentive Compensation	Provides short-term incentives based on annual performance

Profits Interests (Class B Units)	Provides long-term incentives to drive financial and operational performance and align our executives’ interests with our stockholders’ interests

Health and Welfare Benefits	Motivates and rewards key talent through the provision of reasonable and competitive benefits

Severance and Other Benefits Potentially Payable upon Termination of Employment or Change in Control	Retains key talent through the provision of protections in the event of certain qualifying terminations or corporate events

We view each component of our executive compensation program as related but distinct, and we also intend to regularly reassess the total compensation of our named executive officers to meet our overall compensation objectives. Historically, not all components have been provided to all named executive officers. In addition, we have determined the appropriate level for each compensation component based in part, but not exclusively, on our understanding of the competitive market based on the experience of members of the board of directors and compensation committee and consistent with our recruiting and retention goals, the length of service of our named executive officers, the overall performance of the Company and our executives, and other considerations we consider appropriate for setting compensation.

Base Salaries

The base salaries of our named executive officers are an important part of their total compensation package, and are intended to reflect their respective positions, duties and responsibilities. Base salary is a visible and stable fixed component of our compensation program. We intend to continue to evaluate the mix of base salary, short- term incentive compensation and long-term incentive compensation to appropriately align the interests of our named executive officers with those of our stockholders.

The initial base salaries for Messrs. Wyatt, Thompson, Amandi and Dr. Yalow were $800,000, $550,000, $455,000, and $600,000, respectively, for fiscal 2021. Effective as of November 1, 2021, our compensation committee determined to increase the base salaries for Messrs. Wyatt, Thompson and Amandi to $975,000, $650,000 and $500,000, respectively. Dr. Yalow continued to be eligible to receive a base salary of $600,000.

The following table sets forth the base salaries actually paid to our named executive officers for fiscal 2021:

Named Executive Officer	Fiscal 2021 Base Salary(1)
Tom Wyatt	$830,288
Paul Thompson	$567,308
Tony Amandi	$462,788
Elanna Yalow	$600,000

(1)

Amounts reflect the actual base salary paid to each named executive officer in respect of fiscal 2021, taking into account salary increases implemented in November 2021 for certain of our named executive officers.

Cash-Based Incentive Compensation

We consider annual cash incentive bonuses to be an important component of our total compensation program and motivate our executive officers to achieve our financial and operational objectives and drive performance.

For fiscal 2021, we maintained a cash-based short-term incentive compensation program (“STIP”) in which certain employees, including our named executive officers, participate. Each named executive officer is eligible to receive an annual performance-based cash bonus based on a specified target annual bonus award amount, expressed as a percentage of the named executive officer’s base salary.

In fiscal 2021, our named executive officers were eligible to participate in our STIP at the following target percentages of base salary:

Named Executive Officer	Target Percentage
Tom Wyatt	100%
Paul Thompson	55%
Tony Amandi	55%
Elanna Yalow	55%

The STIP program is based on the achievement of certain specified performance targets approved by our board of directors for purposes of the STIP. The performance targets and potential payouts under the STIP for 2021 were as follows:

	STIP Adjusted EBITDA ($MM)		Payout for STIP Adjusted EBITDA (% of Target)(1)	Adjusted Net Revenue ($MM)(2)		Payout for Adjusted Net Revenue (% of Target)(3)	Strategic Shared Metrics
Weighting		50%			30%		20%
Maximum		$140.0	200%		$1,888.7	150%	100%
Target		$70.0	100%		$1,717.0	100%
Threshold		$52.5	50%		$1,631.2	75%
<Threshold	<$	52.5	0%	<$	1,631.2	0%	0%

(1)

For purposes of the STIP, Adjusted EBITDA is defined as net income before interest expense, net, income tax expense or benefit, depreciation, amortization, and impairment charges adjusted for (i) COVID-19 related costs, (ii) equity-based compensation, (iii) non-cash leasehold interests, (iv) management and advisory fee expenses, (v) acquisition-related costs, (vi) non-recurring professional fees incurred for contemplated and completed debt and equity transactions, (vii) board-approved value creation initiatives and (viii) unplanned government stimulus funding. A reconciliation for the non-GAAP performance measure of Adjusted EBITDA is provided below in “Non-GAAP Financial Measures—EBIT, EBITDA and Adjusted EBITDA”.

(2)

For purposes of the STIP, Net Revenue is defined as gross revenues, primarily made up of tuition and fees, less all sales discounts which include subsidy discounts (agency mandated or KCE discretionary), family discounts (multi-child discounts), staff discounts (employee discounts), marketing and other discounts (any promotional programs and manager discretionary discounts), and tuition benefit discounts (driven by our corporate partners).

(3)	Performance achievement is interpolated between targets.

With respect to fiscal 2021, our compensation committee determined that the Adjusted EBITDA goal was achieved at 200% of target, the Net Revenue goal was achieved at 127.8% of target and the strategic shared metrics for each named executive officer were achieved at 100%, resulting in a payout under the STIP equal to 158% of each executive’s target bonus payout, as set forth below:

Named Executive Officer	% of Target Payout	Bonus Payout ($)
Tom Wyatt	158%	$1,543,683
Paul Thompson	158%	$566,017
Tony Amandi	158%	$435,398
Elanna Yalow	158%	$522,477

Effective as of January 1, 2022, our named executive officers were eligible to participate in our STIP at the following target percentages of base salary:

Named Executive Officer	Target Percentage
Tom Wyatt	110%
Paul Thompson	90%
Tony Amandi	70%
Elanna Yalow	55%

Following the completion of this offering, we expect that our board of directors and/or the compensation committee will review and consider changes to the cash incentive program pursuant to which our executives will be eligible to earn incentive bonuses based on the achievement of pre-established performance goals.

Long-Term Incentive Plan

We also maintained the KinderCare Education LLC Long-Term Incentive Plan (“LTIP”), which provided the opportunity for participating employees below the executive officer level to earn cash performance bonuses based on the attainment of specified EBITDA targets over a longer-term performance period. The compensation committee determined to sunset the LTIP after the performance period of January 1, 2021 – December 31, 2023.

Mr. Amandi was eligible to participate in the LTIP prior to his promotion to Chief Financial Officer. Mr. Amandi was eligible to earn an award under the LTIP ranging from 0 – 200% of his target award values of $154,275 with respect to the performance period of January 1, 2019 – December 31, 2021.

The amount of the award Mr. Amandi was eligible to earn under the LTIP was determined by reference to the achievement of a specified EBITDA Percentage, calculated by dividing (A) the Company’s cumulative actual EBITDA for the performance period, or $620,000,000, by (B) the target EBITDA for the performance period, or $577,800,000. Based on the EBITDA Percentage achieved, the LTIP achievement for the applicable performance period was determined to be 124% of all participants’ target LTIP opportunity for purpose of the fiscal 2021 payout. As a result, Mr. Amandi earned an award of $191,862 for fiscal 2021.

No named executive officers are eligible to participate in the LTIP on a go-forward basis.

Equity-Based Compensation

We view equity-based compensation as a critical component of our balanced total compensation program. Equity-based compensation creates an ownership culture among our employees that provides an incentive to contribute to the continued growth and development of our business and aligns interest of executives with those of our stockholders.

Our named executive officers currently hold incentive units in KC Parent, LLC pursuant to the KC Parent, LLC 2015 Equity Incentive Plan (“Class B Incentive Plan”) and award agreements thereunder, as well as the KC

Parent, LLC limited liability company agreement. These incentive units are intended to qualify as “profits interests” for U.S. federal income tax purposes entitling the holder to participate in our future appreciation from and after the date of grant of the applicable units. We refer to these profits interests as “Class B Units”.

In connection with our sale to PG in 2015, our named executive officers were each granted Class B Units based on their then-current position. As the initial grant of Class B Units occurred prior to Mr. Amandi’s promotion to Chief Financial Officer, he received a lower grant value than the other named executive officers. We have made additional Class B Unit grants to Mr. Amandi since 2015 in order to align his total Class B Unit value with the value held by our other named executive officers.

Historically, our board of directors has made all equity grant decisions with respect to our executive officers, and we anticipate that, upon completion of this offering, the compensation committee will, subject to approval by the board of directors as deemed necessary by the compensation committee, determine the size and terms and conditions of equity grants to our executive officers in accordance with the terms of the applicable incentive equity program.

The Class B Units are divided into series of Class B-1 Units, which are time-vesting, and Class B-2 Units and Class B-3 Units, each of which are performance-vesting. The Class B-1 Units vest as to 25% of such award on each of the first four anniversaries of the grant date such that 100% of the award is vested on the fourth anniversary of the grant date, subject to the executive’s continued service through such applicable vesting dates. The vesting of the Class B-1 Units is subject to full acceleration upon the occurrence of a Sale of the Company. For purposes of the Class B-1 Units, this offering will not constitute a Sale of the Company. The Class B-2 Units vest upon the Partners Group Members receiving aggregate cash proceeds of at least two times the aggregate capital contributions made by such Partners Group Members in KC Parent, LLC (after taking into account any prior or contemporaneous distributions or payments to Class B Unit holders) (the “Class B-2 Performance Hurdle”), while the Class B-3 Units vest upon the Partners Group Members receiving aggregate cash proceeds of at least three times the aggregate capital contributions made by such Partners Group Members in KC Parent, LLC (after taking into account any prior or contemporaneous distributions or payments to Class B Unit holders) (the “Class B-3 Performance Hurdle”), in each case subject to the executive’s continued employment through such date(s). Notwithstanding the foregoing, on February 21, 2022 the board of directors determined that if a Class B Unit holder is terminated: (i) by reason of death or disability, any unvested Class B Units will fully accelerate and vest; (ii) by reason of a qualifying retirement where the sum of such holder’s age and service is equal to or greater than seventy (with a minimum age of 55 and a minimum continued period of service with the Company of five years), such holder’s Class B Units will remain outstanding and eligible to vest in accordance with their terms (other than with respect to the Class B Units held by our named executive officers); (iii) in the event of a Sale of the Company where the Class B Units are not assumed, any unvested Class B Units will accelerate and vest; provided that if a Sale of the Company occurs where the Class B Units are assumed and the holder is terminated without Cause or for Good Reason within twelve months of such Sale of the Company occurs, any unvested Class B Units will accelerate and vest; and (iv) in the event of an initial public offering of the Company or an affiliate, all Class B Units will accelerate and vest. For purposes of the Class B Units, Partners Group Members means: Partners Group Client Access 13 L.P. Inc., Partners Group Client Access 13A L.P. Inc., Partners Group Barrier Reef L.P., Partners Group Hercules, L.P. Inc., Partners Group Hearst Opportunities Fund L.P., and Partners Group Access 768 L.P., Partners Group Daintree Co-Invest, L.P and Partners Group Direct Investments 2012 (EUR), L.P. Inc., together with their permitted transferees as described under the KC Parent, LLC limited liability company agreement.

For purposes of the Class B Units, “Cause” means the definition set forth in any employment or similar agreement between the executive officer and KC Parent, LLC or any of its subsidiaries, or, if there is no such employment or similar agreement, then “Cause” means (i) the executive officer’s willful refusal to perform his duties to KC Parent, LLC or any subsidiary or failure to follow the lawful instructions of the board of managers of KC Parent, LLC or the appropriate officers of KC Parent, LLC or any subsidiary; (ii) the executive officer’s intentional misconduct or gross negligence; (iii) the executive officer’s commission of any act of fraud, misappropriation, embezzlement, intentional misrepresentation or dishonesty with respect to KC Parent, LLC, any of its subsidiaries or any affiliate, customer or supplier thereof; (iv) an indictment with respect to, commission or conviction of, or entry of a plea of nolo contendere to (A) a felony or crime involving moral turpitude or dishonesty, including without limitation the illegal use of drugs, or (B) any crime with respect to which imprisonment is a possible punishment; (v) abuse of, or addiction to, any substance or alcohol, including but not limited to performance of duties under the influence of any substance or alcohol; (vi) misconduct by the executive officer that would cause KC Parent, LLC or any subsidiary thereof to violate any state or federal law relating to sexual harassment or age, sex or other prohibited discrimination; (vii) any breach by the executive officer of a fiduciary duty owed to KC Parent, LLC or any subsidiary thereof; (viii) any other conduct in the performance of the executive officer’s employment or other service that the executive officer knows violates applicable law or causes KC Parent, LLC or any subsidiary thereof to violate applicable law; (ix) a material breach by the executive officer of the KC Parent, LLC limited liability company agreement; and (x) any public disparaging, derogatory or detrimental comments made by the executive officer about KC Parent, LLC or any other party hereto or any of their respective subsidiaries, affiliates, directors, officers, managers or employees that are detrimental to the reputation of any of the foregoing, or engaging in a pattern of conduct that is detrimental to the reputation of any of the foregoing; provided, however, there shall be no termination for Cause without the executive officer first being given notice by KC Parent, LLC of any such event, specifying such event in reasonable detail, and the executive officer having failed to cure such event within a period of ten (10) days following receipt of such notice.

For purposes of the Class B Units, “Good Reason” means the definition set forth in any employment or similar agreement between the executive officer and KC Parent, LLC or any of its subsidiaries, or, if there is no such employment or similar agreement, then “Good Reason” means the occurrence of any of the following events: (i) any material reduction in the then current base salary or annual bonus opportunity (expressed as a percentage of base salary) of the executive officer except for across-the-board salary reductions based on KC Parent, LLC’s consolidated financial performance similarly affecting all or substantially all senior management employees of KC Parent, LLC or any of its subsidiaries; (ii) any material adverse change in the executive officer’s titles, responsibilities or duties; or (iii) any change to the principal place of employment of the executive officer to a location that is more than fifty (50) miles from the original place of employment and the executive’s principal residence; provided, however, that (y) the executive officer shall have given KC Parent, LLC notice of any such event and an opportunity to cure the same for thirty (30) days; and (z) the executive officer shall resign within ninety (90) days following any such failure to cure in order to effect a termination for “Good Reason”.

For purposes of the Class B Units, “Sale of the Company” generally means a transaction approved by the board of managers of KC Parent, LLC with an unaffiliated third-party which involves either (a) a consolidation, merger or recapitalization of KC Parent, LLC, or a sale, cross sale, exchange, conveyance or other disposition of, with respect to any person that is a corporation, the authorized shares of such person’s capital stock, including all classes of common, preferred, voting and nonvoting capital stock, and, as to any person that is not a corporation or an individual, the ownership or membership interests in such person, including, without limitation, the right to share in profits and losses, the right to receive distributions of cash and property, and the right to receive allocations of items of income, gain, loss, deduction and credit and similar items from such person, whether or not such interests include voting or similar rights entitling the holder thereof to exercise control over such person (“Capital Securities”) of KC Parent, LLC in a single transaction or a series of transactions, in which the equity holders of KC Parent, LLC immediately prior to such consolidation, merger, recapitalization, sale, transaction or first of such series of transactions, own less than a majority of KC Parent, LLC’s or any successor entity’s issued and outstanding Capital Securities immediately after such consolidation, merger, recapitalization, sale, transaction or series of such transactions (provided that the sale or distribution of the common stock of a Corporate Vehicle (such vehicle, either the corporation resulting from KC Parent, LLC’s reorganization as a corporation or becoming a subsidiary or parent of a corporation, or the board of manager’s causing the distribution of the stock of a corporate subsidiary to the members of KC Parent, LLC in accordance with the KC Parent, LLC limited liability company agreement) pursuant to an underwritten public offering registered under the Securities Act following such conversion of KC Parent, LLC by means of incorporation, merger, conversion, contribution or other permissible manner shall not be a “Sale of the Company” and transfers of units to permitted transferees under the KC Parent, LLC limited liability company agreement shall be disregarded in determining whether there has been a “Sale of the Company”); or (b) a sale, lease or other disposition of all or substantially all of the assets of KC Parent, LLC and its subsidiaries on a consolidated basis, including pursuant to consolidation, merger or recapitalization of, or a sale, exchange, conveyance or other disposition of Capital Securities of any subsidiary or group of subsidiaries in a single transaction or a series of transactions.

The following table sets forth the Class B Units granted to our named executive officers in fiscal 2021:

Named Executive Officer	Class B-1 Units	Class B-2 Units	Class B-3 Units	Fiscal 2021 Class B Units Granted
Tony Amandi	11,380	11,473	8,607	31,460

2022 Incentive Award Plan

We currently sponsor the 2022 Incentive Award Plan (the “2022 Plan”) which provides for the issuance of cash equity incentive awards to our eligible employees, directors and consultants. The 2022 Plan is administered by our board of directors or its delegate and provides for the grant of options, restricted stock units, restricted stock, and other stock-based awards.

Our compensation committee determined in consultation with management and Farient to commence granting annual equity awards to key personnel, including our named executive officers, beginning in 2022. Our compensation committee believes that stock options and restricted stock units provide meaningful incentives to our executives to achieve increases in the value of our stock over time and promote executive retention over an extended period. On February 23, 2022, we granted 863,821, 452,235, 213,414 and 50,813 restricted stock units (“RSUs”) to each of Messrs. Wyatt, Thompson, Amandi and Dr. Yalow, respectively under the 2022 Plan. Twenty-five percent (25%) of the RSUs vest on the first anniversary of the grant date and the remaining units will vest ratably on each quarterly anniversary thereafter such that a hundred percent (100%) of the RSUs will be fully vested on the fourth anniversary of the grant date, subject to the executive’s continued status as a service provider through the applicable vesting dates.

In addition, on February 23, 2022, we granted 1,931,818, 1,011,363, 477,272, and 113,636 options to purchase Class B common stock of the Company (“Options”) to each of Messrs. Wyatt, Thompson, Amandi and Dr. Yalow, respectively, under the 2022 Plan. Twenty-five percent (25%) of the options vest on the first anniversary of the grant date and the remaining options will vest ratably on each quarterly anniversary thereafter such that a hundred percent (100%) of the options will be fully vested on the fourth anniversary of the grant date, subject to the executive’s continued status as a service provider through the applicable vesting dates.

The RSUs and Options will fully accelerate and vest (i) if the executive is terminated from employment due to death or disability, (ii) upon the occurrence of a Change in Control (as defined in the 2022 Plan) if such awards are not assumed by the successor entity or its parent or subsidiary, provided that the executive is employed by the Company on the date of such Change in Control, and (iii) if a Change in Control occurs and the executive is terminated within twelve (12) months following such Change in Control for any reason other than for Cause (as defined in the 2022 Plan), death or disability.

Following the completion of this offering, no further grants will be made under the existing 2022 Plan.

Effect of the Reorganization

In connection with this offering, we expect that the Class B Units will be converted into shares of our common stock pursuant to the Reorganization. All outstanding Class B Units, including those held by our named executive officers, will be converted into shares of our common stock on the basis of an exchange ratio that took into account the number of Class B Units held and the strike price applicable to such Class B Units.

In connection with this offering, the Class B-1 Units will automatically accelerate and vest based on the expected value to be received by the Partners Group Members, our board of directors has determined that the Class B-2 Units and Class B-3 Units will be deemed to have vested as well. All converted shares received by the Class B Unit holders will be subject to a lock-up where the restrictions will lapse as to 25% of a holder’s converted shares on each of the first four six-month anniversaries of the offering such that the lock-up restrictions will have fully lapsed on the two-year anniversary of this offering.

The number of shares of common stock expected to be issued upon conversion of the Class B Units pursuant to the Reorganization to each of our named executive officers assuming an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) is as follows: Mr. Wyatt,                 shares of common stock; Mr. Thompson,                 shares of common stock; Mr. Amandi,                  shares of common stock; and Dr. Yalow,                 shares of common stock.

In addition, we estimate that $                 of the shares of common stock that the prior holders of the Class B units will receive following the conversion will be redeemed with the proceeds of this offering. For additional information, see “Use of Proceeds.” In connection with such redemption, Mr. Wyatt is expected to receive approximately $                , Mr. Thompson is expected to receive approximately $                , Mr. Amandi is expected to receive approximately $                 and Dr. Yalow is expected to receive approximately $                , respectively. Following the redemption, we expect that in respect of their prior Class B Units, Mr. Wyatt will hold approximately                 shares, Mr. Thompson will hold approximately                 shares, Mr. Amandi will hold approximately                 shares and Dr. Yalow will hold approximately                 shares, respectively.

Amended and Restated 2022 Incentive Award Plan

We intend to adopt an amended and restated 2022 Incentive Award Plan (the “A&R 2022 Plan”) in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our Company and certain of its affiliates and to enable our Company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success, following this offering. For additional information about the A&R 2022 Plan, please see the section titled “Equity Incentive Plan” below.

IPO Awards

In connection with this offering, we intend to grant certain employees, including our named executive officers, stock options and/or restricted stock awards under the A&R 2022 Plan, subject to the completion of this offering and with respect to an aggregate value of approximately $                .

Our named executive officers will receive stock option awards in connection with this offering, which will have a per share exercise price equal to the offering price. Messrs. Wyatt, Thompson, Amandi and Dr. Yalow will receive awards with an aggregate grant date value of approximately $                , $                , $                , and $                , respectively. The number of options subject to each such award will be determined using a Black- Scholes methodology and such awards will vest in three ratable annual installments on each of the first three anniversaries of the grant date, subject to the executive’s continued service through the applicable vesting dates.

Health and Welfare Benefits and Perquisites

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life insurance.

These benefits are generally provided to our named executive officers on the same general terms as they are provided to all of our full-time U.S. employees, though our executives are also eligible to participate in a supplemental executive life plan.

We also provided certain of our named executive officers with a car allowance and phone allowance. For fiscal 2021, Mr. Wyatt and Dr. Yalow each received car allowances of $16,827 and Mr. Amandi received a phone allowance of $520. In addition, we paid Mr. Wyatt $54,873 in fiscal 2021 in respect of the costs of Mr. Wyatt’s benefit premiums.

We do not view perquisites or other personal benefits as a significant component of our executive compensation program. In keeping with our commitment to good corporate governance and our compensation philosophy, our compensation committee determined that our named executive officers would cease receiving the perquisites described above effective December 31, 2021.

In the future, we may provide additional perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation or retention purposes. All future practices with respect to perquisites or other personal benefits for our named executive officers will be subject to periodic review by the compensation committee. We do not expect these perquisites to be a significant component of our compensation program.

We do not generally provide any tax “gross ups” to our named executive officers.

Deferred Compensation and Other Retirement Benefits

Retirement Plans

Although we sponsor a 401(k) plan for our employees generally, our named executive officers instead participate in a nonqualified deferred compensation plan, the KinderCare Education LLC Nonqualified Deferred Compensation Plan (the “Deferred Compensation Plan”). The purpose of this plan is for participants to benefit from tax advantages by deferring a greater percentage of their compensation (and current income taxes) than that which is allowed by the IRS in a qualified retirement plan, such as our 401(k) plan. Participants, including our named executive officers, may defer up to 80% of their salary and/or up to 80% of their cash bonus.

Participants are generally eligible to receive distributions of their accounts upon a separation from service from the Company, their disability, a change in control or other specified dates. None of the named executive officers received Company matching contributions under the Deferred Compensation Plan with respect to fiscal 2021.

See “—Nonqualified Deferred Compensation Table” for further information regarding the Deferred Compensation Plan.

Severance and Other Benefits Payable Upon Termination of Employment or Change in Control

Certain of our named executive officers are entitled to receive severance benefits upon qualifying terminations of employment pursuant to their employment agreements.

See “—Potential Payments Upon Termination or Change in Control” for information regarding such benefits. In addition, Mr. Amandi is eligible to participate in the KinderCare Education Severance Pay Plan (the “Severance Plan”), pursuant to which he may receive certain payments and benefits upon qualifying terminations in accordance with the terms of the Severance Plan. See “Potential Payments Upon Termination or Change in Control—Severance Plan” for more information.

Employment Agreements

We are party to employment agreements with each of our named executive officers other than Mr. Amandi, which agreements also provide for certain payments and benefits in certain termination situations. See “Summary of Executive Compensation Arrangements—Named Executive Officer Employment Agreements” for more information.

Tax Considerations

Section 409A of the Internal Revenue Code

Section 409A of the Code requires that “nonqualified deferred compensation” be deferred and paid under plans or arrangements that satisfy the requirements of the statute with respect to the timing of deferral elections, timing of payments and certain other matters. Failure to satisfy these requirements can expose employees and other service providers to accelerated income tax liabilities, penalty taxes and interest on their vested compensation under such plans. Accordingly, as a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all of our employees and other service providers, including our named executive officers, so that they are either exempt from, or satisfy the requirements of, Section 409A of the Code.

Section 280G of the Internal Revenue Code

Section 280G of the Code disallows a tax deduction with respect to excess parachute payments to certain executives of companies that undergo a change in control. In addition, Section 4999 of the Code imposes a 20% penalty on the individual receiving the excess payment.

Parachute payments are compensation that is linked to or triggered by a change in control and may include, but are not limited to, bonus payments, severance payments, certain fringe benefits, and payments and acceleration of vesting from long-term incentive plans including stock options and other equity-based compensation. Excess parachute payments are parachute payments that exceed a threshold determined under Section 280G of the Code based on the executive’s prior compensation. In approving the compensation arrangements for our named executive officers in the future, the compensation committee will consider all elements of the cost to the Company of providing such compensation, including the potential impact of Section 280G of the Code. However, the compensation committee may, in its judgment, authorize compensation arrangements that could give rise to loss of deductibility under Section 280G of the Code and the imposition of excise taxes under Section 4999 of the Code when it believes that such arrangements are appropriate to attract and retain executive talent.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with the requirements of Accounting Standards Codification (“ASC”) Topic 718, “Stock Compensation.” The Company also takes into consideration ASC Topic 718 and other generally accepted accounting principles in determining changes to policies and practices for its stock-based compensation programs.

COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

Summary Compensation Table

The following table contains information about the compensation earned by each of our named executive officers during our most recently completed fiscal years ended January 1, 2022 and January 2, 2021.

Name and Principal Position	Year	Salary ($)(1)		Bonus ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)
Tom Wyatt	2021	830,288		—	—	943,683	89,845	1,863,817
Chief Executive Officer	2020	654,761	(2)	600,000	—	—	80,533	1,335,294

Paul Thompson	2021	567,308		—	—	339,142	5,574	912,024
President	2020	450,231	(2)	226,875	—	—	5,319	682,425

Tony Amandi	2021	462,788		—	3,073	326,134	2,384	794,379
Chief Financial Officer	2020	369,900	(2)	301,126	348,027	—	2,299	1,021,352

Elanna Yalow	2021	600,000		—	—	274,977	36,927	911,904
Chief Academic Officer	2020	491,415	(2)	247,500	—	—	34,071	772,986

(1)	Amounts reflect the actual base salary paid to each named executive officer in respect of fiscal 2021, taking into account salary increases implemented in November 2021.
(2)

For fiscal 2020, in response to the COVID-19 pandemic and its impact on our business and to align with the long-term interests of the Company, our named executive officers agreed to voluntary reductions in their base salaries. For the period from March 22, 2020 – May 30, 2020, our named executive officers’ base salaries were reduced by 50%, during which period the named executive officers agreed to forego the remaining 50% of their base salaries and directed the Company to donate 50% of their base salary amounts for such period to our employee relief fund for the benefit of our employees. During such period, the car allowances paid to Mr. Wyatt and Dr. Yalow, as described further below, were also reduced by 100%. In addition, from May 31, 2020 – July 25, 2020 our executives agreed to reductions in their base salaries of 25% (excluding the car allowances paid to Mr. Wyatt and Dr. Yalow, which had been restored as of May 31, 2020). Base salaries were restored fully to pre-COVID-19 amounts effective July 26, 2020; however, the executives did not recoup the foregone base salary amounts.

For fiscal 2021, the base salaries for Messrs. Wyatt, Thompson, Amandi and Dr. Yalow each remained at their pre-COVID base salaries of $800,000, $550,000, $455,000 and $600,000, respectively until increased by the board of directors determined to increase the base salaries for Messrs. Wyatt, Thompson and Amandi on November 1, 2021 to $975,000, $650,000 and $500,000 respectively. Dr. Yalow continued to receive a base salary at the rate of $600,000 for the remainder of fiscal 2021.

(3)	Amounts reflect discretionary performance bonuses paid to each of our named executive officers in respect of fiscal 2020.
(4)

Amounts reflect the full grant-date fair value of the Class B Units granted during fiscal 2021 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of the Class B Units awards granted to executive officers in Note 16 to the audited consolidated financial statements included elsewhere in this prospectus. These Class B Units are intended to constitute profits interests for U.S. federal income tax purposes. Despite the fact that the Class B Units do not require the payment of an exercise price, for purposes of this table we believe they are most similar economically to stock options and are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.”

(5)

Amounts reflect the cash incentive bonuses paid out to each named executive officer in respect of fiscal 2021 under the STIP. See “Elements of Our Executive Compensation Program—Cash-Based Incentive Compensation” for more information.

(6)	All Other Compensation for fiscal 2021 includes:

Name	Car Allowance	Executive Life Insurance Premiums	Phone Allowance	Benefit Premium Payment	Total ($)
Tom Wyatt	16,827	18,145	—	54,873	89,845
Paul Thompson	—	5,574	—	—	5,574
Tony Amandi	—	1,864	520	—	2,384
Elanna Yalow	16,827	20,100	—	—	36,927

Grants of Plan-Based Awards in Fiscal 2021

The following table provides supplemental information relating to grants of plan-based awards made during fiscal 2021 to help explain information provided above in our Summary Compensation Table. This table presents information regarding all grants of plan-based awards occurring during fiscal 2021.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)						Estimated Future Payouts Under Equity Incentive Plan Awards				All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair value of Stock and Option Awards ($)(6)
Name	Grant Date	Threshold ($)		Target ($)		Maximum ($)		Threshold (#)	Target (#)		Maximum (#)
Tom Wyatt	N/A	560,625		975,000		1,608,750		—	—		—	—		—	—
Paul Thompson	N/A	205,563		357,500		589,875		—	—		—	—		—	—
Tony Amandi	N/A	158,125		275,000		453,750		—	—		—	—		—	—
	N/A	77,138	(2)	154,275	(2)	308,550	(2)	—	—		—	—		—	—
	1/29/21	—		—		—		—	20,080	(3)(5)	—	11,380	(4)(5)
Elanna Yalow	N/A	189,750		330,000		544,500		—	—		—	—		—	—

(1)

Represents the threshold, target and maximum payout opportunities for each of our named executive officers under the STIP with respect to fiscal 2021. Our board of directors determined based on the STIP achievement that payments with respect to fiscal 2021 would be equal to 158% of the executives’ target bonus opportunity for such fiscal year under the STIP.

(2)

Represents the threshold, target and maximum payout opportunities for Mr. Amandi under the LTIP with respect to fiscal 2019-2021. Our compensation committee determined based on the applicable LTIP performance achievement to pay participants, including Mr. Amandi, payments with respect to fiscal 2021 equal to 124% of their target bonus opportunity for such fiscal year under the LTIP.

(3)

Represents 11,473 Class B-2 Units and 8,607 Class B-3 Units granted to Mr. Amandi during fiscal 2021, which vest on the first date on which Class B-2 Performance Hurdle and Class B-3 Performance Hurdle (each as defined above) is achieved, respectively, subject to the executive’s continued service through such date.

(4)

Represents 11,380 Class B-1 Units granted to Mr. Amandi during fiscal 2021, which vest as to 25% of such units each on each of the first four anniversaries of the date of grant of such units, subject to the executive’s continued service through such date.

(5)

These Class B Units were issued as “profits interests” for U.S. federal income tax purposes and do not require the payment of an exercise price, but rather entitle the holder to participate in our future appreciation from and after the date of grant of the applicable Class B Units. Despite this, for purposes of this table we believe they are most similar economically to stock options and are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Each Class B Unit is granted with a benchmark amount applicable to such Class B Unit, representing the cumulative distributions that must be made by us pursuant to the KC Parent, LLC limited liability company agreement to the capital interests and previously-issued profits interests thereunder before the holder is entitled to receive any distributions or payments in respect of such Class B Unit.

Summary of Executive Compensation Arrangements

We are party to employment agreements with each of our named executive officers other than Mr. Amandi.

Named Executive Officer Employment Agreements

Tom Wyatt

On July 8, 2015, we entered into an employment agreement with Mr. Wyatt providing for his employment as our Chief Executive Officer (the “CEO Employment Agreement”). The CEO Agreement provides for an indefinite “at-will” term of employment.

Pursuant to the CEO Employment Agreement, Mr. Wyatt is entitled to receive a base salary of $800,000 per year (which was subsequently increased to $975,000) and is eligible for an annual performance-based cash bonus of up to $800,000 (which has subsequently been increased to a target bonus opportunity equal to 110% of his then-current base salary under the Company’s STIP).

Pursuant to the CEO Employment Agreement, Mr. Wyatt is subject to a 12-month post-termination non-solicitation of customers, suppliers or employees and non-competition covenants, a 3-year post-termination non-disparagement covenant, as well as a perpetual confidentiality covenant.

Pursuant to the terms of the CEO Employment Agreement, in the event that Mr. Wyatt’s employment had been terminated by the Company other than for Cause (as defined below) or by Mr. Wyatt for Good Reason (as defined below), during in the first four years of his employment, then in addition to any accrued amounts, subject to Mr. Wyatt’s execution and non-revocation of a release of claims, Mr. Wyatt would have been eligible to receive a lump sum cash payment equal to (i) $800,000 and (ii) a prorated annual cash bonus, determined based on actual achievement. Notwithstanding the foregoing, the Company anticipates that in the event such a qualifying termination were to occur prior to this offering, the Company would provide Mr. Wyatt with the sum of Mr. Wyatt’s (i) then-current base salary and (ii) a prorated annual bonus for the year of termination, which severance benefits would be comparable to those set forth in his employment agreement.

For purposes of the CEO Employment Agreement, “Cause” means that Mr. Wyatt has (i) committed an act of fraud, embezzlement or misappropriation involving the Company or any of its subsidiaries, (ii) commit any crime involving moral turpitude or dishonesty, (iii) commit an act, or fail to commit an act, involving the Company or any of its subsidiaries which amounts to, or with the passage of time would amount to, willful misconduct, gross negligence or a material breach of the CEO Employment Agreement and Mr. Wyatt fails to cure or remedy it within thirty days after written notice thereof, (iv) willfully fail or habitually neglect to perform his employment responsibilities and fails to cure or remedy within thirty days after written notice thereof, or (v) willfully engages in any illegal conduct which may adversely affect the reputation of the Company or any of its subsidiaries or their relationship with employees, customers or suppliers, excluding actions taken that have been approved by the board of directors or Company legal counsel.

For purposes of the CEO Employment Agreement, “Good Reason” means that, subject to Mr. Wyatt resigning within 90 days following the initial existence of one of the following conditions without Mr. Wyatt’s written consent: (a) a material diminution in Mr. Wyatt’s authority, duties or responsibilities, (b) a material diminution in Mr. Wyatt’s base compensation, (c) the Company changes Mr. Wyatt’s reporting responsibilities so that Mr. Wyatt no longer reports to and only to the board of directors, (d) the Company relocates Mr. Wyatt’s place of employment from KinderCare Education LLC’s address at the time of the employment agreement by more than 50 miles, other than the San Francisco or Los Angeles area of California, or (e) the Company materially breaches the CEO Employment Agreement; provided however, that Mr. Wyatt notifies the Company in wiring of the existence of such condition within a period not to exceed 45 days of the initial exercise of such condition and the Company fails to remedy or cure such condition within thirty days after receipt of such notice.

Paul Thompson

On July 8, 2015, we entered into an employment agreement with Mr. Thompson providing for his employment as our Executive Vice President and Chief Financial Officer (the “Thompson Employment Agreement”).

Mr. Thompson currently serves as our President, though the terms of the Thompson Employment Agreement otherwise continue to govern his employment with us. The Thompson Employment Agreement provides for an indefinite “at-will” term of employment.

Pursuant to the Thompson Employment Agreement, Mr. Thompson is entitled to receive an initial base salary of $500,000 per year (which has subsequently been increased to $650,000) and an initial maximum bonus opportunity up to 60% of his annual base salary. The compensation committee later determined, with Mr. Thompson’s consent, that he would be eligible for a target bonus opportunity of 55% under the Company’s STIP (which target was subsequently increased to 90%).

Pursuant to the Thompson Employment Agreement, Mr. Thompson is subject to a 12-month post-termination non-solicitation of customers, suppliers or employees and non-competition covenants, as well as a perpetual confidentiality covenant.

Pursuant to the terms of the Thompson Employment Agreement, the Company has certain obligations that become due in the event of termination. If Mr. Thompson’s employment is terminated by the Company other than for Cause (as defined below, excluding death or disability) or by Mr. Thompson for Good Reason (as defined below), then in addition to any accrued amounts, subject to Mr. Thompson’s execution and non-revocation of a release of claims, Mr. Thompson is eligible to receive (i) up to a 12-month continuation of his base salary, continuing until the earlier of (a) 12 months from the date of termination or (b) the date Mr. Thompson accepts new employment with another employer, and (ii) if eligible and subject to Mr. Thompson’s timely election pursuant to COBRA, continued COBRA coverage for up to 6 months, continuing until the earlier of (a) 6 months from the date of termination or (b) the date Mr. Thompson becomes eligible for other employer-sponsored group health coverage.

For purposes of the Thompson Employment Agreement, “Cause” means that Mr. Thompson has (i) engaged in any conduct constituting gross negligence or misconduct in connection with or related to the business of the Company or its affiliates; (ii) has engaged in any unethical conduct or conduct constituting gross malfeasance of office, disloyalty to the Company, dishonesty, fraud, misappropriation or theft; (iii) willfully or repeatedly has failed to carry out the reasonable directions of the Chief Executive Officer or the board of directors; (iv) is using alcohol or drugs that are illegal to use in the State of Oregon in a manner that materially affects the performance of his duties; (v) has engaged in conduct in clear violation of material policies of the Company; (vi) has engaged in conduct constituting a crime that would disqualify him from employment under the Company’s then-existing policies; or (vii) has materially breached the terms of the Thompson Employment Agreement; or (viii) has failed to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Company to cooperate, or has willfully destructed or failed to preserve documents or other materials known to be relevant to such investigation; provided that for (i), (v) or (vii), Cause will not occur unless Mr. Thompson has received written notice from the Company of such alleged event and has failed to cure such event (if curable) within 30 days thereof.

For purposes of the Thompson Employment Agreement, “Good Reason” means (i) any material diminution in Mr. Thompson’s authority, duties or responsibilities, (ii) the reporting structure of the Company changes such that Mr. Thompson no longer reports directly to the Chief Executive Officer, (iii) a substantial reduction in Mr. Thompson’s base compensation (except the award or failure to award any discretionary bonuses (including but not limited to annual bonuses), equity, equity options, or phantom equity to which the Company has previously committed in writing, changes that are equally applicable to all eligible employees under Company benefit plans, or any reduction in compensation made by the Company ratably with other employees at similar levels of responsibility shall not be considered for the purposes of determining whether there has been a substantial reduction), (iv) a material breach of the Thompson Employment Agreement by the Company, or (v) any requirement that Mr. Thompson relocates his place of employment by more than 50 miles from Portland, Oregon; provided that none of the foregoing events shall constitute Good Reason unless Mr. Thompson provides the Company written notice of the existence of the purported Good Reason event within 90 days after it initially occurs and the Company fails to remedy or cure such event within 30 days after the date of such written notice, and Mr. Thompson exercises his right to terminate for Good Reason within 60 days after the cure period expires.

Tony Amandi

We are not party to an employment agreement with Mr. Amandi.

Dr. Elanna Yalow

On July 8, 2015, we entered into an employment agreement with Dr. Yalow providing for her employment as our Chief Executive Officer, Knowledge Universe Early Learning Programs and Chief Academic Officer (the “CAO Employment Agreement”). Dr. Yalow currently serves as our Chief Academic Officer. The CAO Agreement provides for an indefinite “at-will” term of employment.

Pursuant to the CAO Employment Agreement, Dr. Yalow is entitled to receive an initial base salary of $600,000 per year and an initial maximum bonus opportunity up to 70% of her annual base salary. The compensation committee later determined, with Dr. Yalow’s consent, that she would be eligible for a target bonus opportunity of 55% under the Company’s STIP.

Pursuant to the CAO Employment Agreement, Dr. Yalow is subject to a 12-month post-termination non-solicitation and non-competition covenants, as well as a perpetual confidentiality covenant.

Pursuant to the terms of the CAO Employment Agreement, the Company has certain obligations that become due in the event of termination. If Dr. Yalow’s employment is terminated by the Company other than for Cause (as defined below, excluding death or disability) or by Dr. Yalow for Good Reason (as defined below), then in addition to any accrued amounts, subject to Dr. Yalow’s execution and non-revocation of a release of claims,

Dr. Yalow is eligible to receive (i) up to $1,000,000 payable in 12 equal installments, continuing until the earlier of (a) 12 months from the date of termination or (b) the date Dr. Yalow accepts new employment with another employer, and (ii) if eligible and subject to Dr. Yalow’s timely election pursuant to COBRA, reimbursement for up to 6 months of continued group health premiums, continuing until the earlier of (a) 6 months from the date of termination or (b) the date Dr. Yalow becomes eligible for other employer-sponsored group health coverage.

For purposes of the CAO Employment Agreement, “Cause” has the same general meaning as “Cause” in the Thompson Employment Agreement.

For purposes of the CAO Employment Agreement, “Good Reason” has the same general meaning as “Good Reason” in the Thompson Employment Agreement.

Senior Executive Severance Plan

In connection with this offering, we intend to adopt the Senior Executive Severance Plan (the “Severance Plan”), pursuant to which certain of our senior executives, including our named executive officers, may receive severance benefits in connection with certain terminations of employment. The material terms of the Severance Plan have not yet been determined.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information with respect to outstanding Class B Units for each of our named executive officers as of January 1, 2022. For the Class B Units, the table reflects both vested and unvested units. Class B Units are subject to both time-based and performance-based vesting and to an additional requirement that a minimum valuation threshold be met before the holder of the Class B Units is entitled to a distribution in respect of such award. In connection with the Reorganization, outstanding Class B Units of our named executive officers will be converted into shares of common stock.

Name	Grant Date(1)		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)
Tom Wyatt	8/13/15	(2)	11,481,087	—	20,091,902	—
Paul Thompson	8/13/15	(3)	3,587,840	—	6,278,719	—
	10/31/16	(4)	439,369	—	768,896	—
Tony Amandi	10/19/15	(5)	292,910	—	512,593	—
	11/10/16	(6)	73,228	—	128,149	—
	12/31/17	(7)	181,087	—	316,902	—
	5/01/18	(8)	288,244	96,081	672,570	—
	6/29/19	(9)	126,571	126,570	442,996	—
	12/18/20	(10)	189,145	567,436	1,334,475	—
	1/29/21	(11)	—	11,380	20,080
Elanna Yalow	8/13/15	(12)	2,870,272	—	5,022,975	—

(1)

These Class B Units were issued as “profits interests” for U.S. federal income tax purposes and do not require the payment of an exercise price, but rather entitle the holder to participate in our future appreciation from and after the date of grant of the applicable Class B Units. Despite this, for purposes of this table we believe they are most similar economically to stock options and are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” The Class B Units are divided into series of Class B-1 Units, which are time-vesting, and Class B-2 Units and Class B-3 Units, each of which are performance-vesting. The Class B-1 Units vest as to: 25% each on each of the first four anniversaries of the date of grant of such units, subject to the executive’s continued service through such date. In the event of a Sale of the Company (as defined above), each Class B-1 Unit will fully accelerate and vest, subject to the executive’s continued service through the date of such Sale of the Company. The Class B-2 Units and the Class B-3 Units vest on the first date on which Class B-2 Performance Hurdle and Class B-3 Performance Hurdle (each as described above) is achieved, respectively, subject to the executive’s continued service through such date. In the event of a termination of the executive’s employment for any reason, all Class B-2 Units and Class B-3 Units held by such executive that have not vested as of the date of such termination will be automatically be forfeited as of such date; provided, that (A) the Class B-2 Units and Class B-3 Units will not be forfeited if such termination is by KC Parent, LLC or a subsidiary without Cause or by the executive with Good Reason and on or prior to three (3) months anniversary of such termination a Sale of the Company is consummated. For the avoidance of doubt, such Class B-2 Units and Class B-3 Units will remain, in all cases, subject to achievement of the applicable performance hurdles.

(2)	Of the award granted to Mr. Wyatt on August 13, 2015, 11,481,087 units are Class B-1 Units, 11,481,087 units are Class B-2 Units and 8,610,815 units are Class B-3 Units.
(3)	Of the award granted to Mr. Thompson on August 13, 2015, 3,587,840 units are Class B-1 Units, 3,587,840 units are Class B-2 Units and 2,690,879 units are Class B-3 Units.
(4)	Of the award granted to Mr. Thompson on October 31, 2016, 439,369 units are Class B-1 Units, 439,369 units are Class B-2 Units and 329,527 units are Class B-3 Units.
(5)	Of the award granted to Mr. Amandi on October 19, 2015, 292,910 units are Class B-1 Units, 292,910 units are Class B-2 Units and 219,683 units are Class B-3 Units.
(6)	Of the award granted to Mr. Amandi on November 10, 2016, 73,228 units are Class B-1 Units, 73,228 units are Class B-2 Units and 54,921 units are Class B-3 Units.
(7)	Of the award granted to Mr. Amandi on December 31, 2017, 181,087 units are Class B-1 Units, 181,087 units are Class B-2 Units and 135,815 units are Class B-3 Units.
(8)	Of the award granted to Mr. Amandi on May 1, 2018, 384,325 units are Class B-1 Units, 384,325 units are Class B-2 Units and 288,245 units are Class B-3 Units.

(9)	Of the award granted to Mr. Amandi on June 29, 2020, 253,141 units are Class B-1 Units, 253,141 units are Class B-2 Units and 189,855 units are Class B-3 Units.
(10)	Of the award granted to Mr. Amandi on December 18, 2020, 756,581 units are Class B-1 Units, 762,508 units are Class B-2 Units and 571,967 units are Class B-3 Units.
(11)	Of the award granted to Mr. Amandi on January 29, 2021, 11,380 units are Class B-1 Units, 11,473 units are Class B-2 Units and 8,607 units are Class B-3 Units.
(12)	Of the award granted to Dr. Yalow on August 13, 2015, 2,870,272 units are Class B-1 Units, 2,870,272 units are Class B-2 Units and 2,152,703 units are Class B-3 Units.

Option Exercises and Stock Vested in Fiscal 2021

Option Awards
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(2)
Tom Wyatt	—	—
Paul Thompson	—	—
Tony Amandi	393,784	247,163
Elanna Yalow	—	—

(1)	Represents, for Mr. Amandi, an aggregate of 393,784 Class B-1 Units, which vested during fiscal 2021.
(2)

On the respective vesting dates there was no public market for our equity awards, and thus the market values reflected in the table above are based on a valuation performed by a third-party firm to estimate the fair market value at the applicable time of vesting.

Nonqualified Deferred Compensation Table

We maintain a nonqualified deferred compensation plan for a select group of our highly compensated employees, in which all of our named executive officers are eligible to participate. For additional information on such arrangements, see “Elements of Our Executive Compensation Program — Deferred Compensation and Other Retirement Benefits” above. The following table contains information regarding the nonqualified deferred compensation plan.

Name	Executive Contributions in Last FY($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Tom Wyatt	150,000	—	(10,861)	—	3,452,553
Paul Thompson	33,923	—	48,886	—	419,841
Tony Amandi	32,481	—	45,246	—	319,558
Elanna Yalow	116,625	—	97,601	—	1,941,814

(1)	The Company did not make contributions on behalf of the named executive officers to the plan during fiscal 2021.
(2)	Reflects the amount of the aggregate interest or other earnings accrued during the last fiscal year.
(3)	These amounts do not represent above-market earnings and thus are not reported in the Summary Compensation Table.

Potential Payments Upon Termination or Change in Control

In this section, we describe payments that may be made to our named executive officers upon several events of termination, assuming the termination event occurred on the last day of fiscal 2021 (except as otherwise noted).

Employment Agreements

We have entered into certain agreements with each of our named executive officers, other than Mr. Amandi, that provide for potential payments upon a qualifying termination of employment. For additional information on such arrangements, see “Summary of Executive Compensation Arrangements—Named Executive Officer Employment Agreements.”

Severance Plan

We maintain the KinderCare Education Severance Pay Plan, or Severance Pay Plan, pursuant to which certain eligible employees, including Mr. Amandi, participate. In the event of an involuntary termination of Mr. Amandi’s employment due to a (i) change in operations, (ii) facility closing, (iii) job consolidation, (iv) a reduction in workforce for economic or other reasons, or (v) his declining a transfer of his primary workplace (collectively, an “involuntary termination”) then, subject to Mr. Amandi’s execution of a severance agreement and general release of claims and compliance with the terms of the Severance Pay Plan, Mr. Amandi will be entitled to receive (a) a severance payment of up to 26 weeks of base salary, payable in equal installments; (b) if eligible and subject to Mr. Amandi’s timely election pursuant to COBRA, continued COBRA coverage for up to 26 weeks, continuing until the earlier of (1) 26 weeks from the date of termination or (2) the date Mr. Amandi becomes eligible for other employer-sponsored group health coverage; and (c) 12 months of outplacement assistance.

Class B Units

In addition, pursuant to the Incentive Unit Grant Agreements under the Class B Incentive Plan, each Class B-1 Unit held by our named executive officers will accelerate and vest upon a Sale of the Company and any unvested

Class B-2 and B-3 Units will be eligible to vest in connection with a Sale of the Company. For additional information on such arrangements, see “Elements of Our Executive Compensation Program—Equity-Based Compensation” above.

Name(1)	Benefit	Termination Without Cause or for Good Reason ($)		Involuntary Termination ($)(6)		Change in Control/Sale of the Company ($)(9)
Tom Wyatt	Cash	1,950,000	(2)	—		—
	Equity Acceleration	—		—		31,888,719
	All Other Payments or Benefits	—		—		—
	Total	1,950,000		—		31,888,719
Paul Thompson	Cash	650,000	(3)	—		—
	Equity Acceleration	—		—		10,996,643
	All Other Payments or Benefits	9,483	(4)	—		—
	Total	659,483		—		10,996,643
Tony Amandi	Cash	—		250,00	(7)	—
	Equity Acceleration	—		—		3,331,903
	All Other Payments or Benefits	—		11,864	(8)	—
	Total	—		261,864		3,331,903
Elanna Yalow	Cash	1,000,000	(5)	—		—
	Equity Acceleration	—		—		7,972,179
	All Other Payments or Benefits	8,837	(4)	—		—
	Total	1,008,837		—		7,792,179

(1)	Amounts reflected in the table were calculated assuming the triggering event occurred on January 1, 2022.
(2)	Reflects the sum of Mr. Wyatt’s (i) base salary and (ii) annual bonus for fiscal 2021, assuming target achievement and that Mr. Wyatt was terminated on the last day of the fiscal year.

(3)	Represents twelve (12) months of Mr. Thompson’s base salary.
(4)	Represents the value associated with the continued provision of health benefits based on the 2021 premiums for insurance multiplied by six (6) months.
(5)	Represents Dr. Yalow’s severance payment of $1,000,000.
(6)	Involuntary Termination shall mean an involuntary termination as defined above under “Potential Payments Upon Termination or Change in Control—Severance Plan”.
(7)	Represents twenty-six (26) weeks of Mr. Amandi’s base salary.
(8)

Represents the sum of (i) the value associated with the continued provision of health benefits based on the 2021 premiums for insurance multiplied by twenty-six (26) weeks and (ii) 12 months of outplacement assistance.

(9)

Represents the value of unvested equity awards of Class B Units held by our named executive officers on January 1, 2022 that would be subject to accelerated vesting, based on the fair market value of each class of B Unit as of January 1, 2022, based on an external valuation performed by a third-party firm.

Compensation of our Directors

Shown below is information regarding the compensation for each member of the board of directors for fiscal 2021.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Total ($)
Alyssa Waxenberg(1)	25,000	25,000
Christine Deputy(1)	28,750	28,750
Jean Desravines(1)	33,750	33,750
Mike Nuzzo(1)	31,250	31,250
Adrian Bellamy.	166,667	166,667

(1)	Mss. Waxenberg and Deputy and Messrs. Desravines and Nuzzo commenced service on our board of directors on September 1, 2021.

Directors who were also executives of the Company were not eligible to receive additional compensation for their services as directors.

We entered into an offer letter with Mr. Bellamy providing for his service on our board of directors, dated January 8, 2016 (the “Bellamy Letter”). Pursuant to the Bellamy Letter, Mr. Bellamy is entitled to an annual cash stipend of $100,000 to be paid quarterly and was granted an initial equity grant of 402,751 Class B Units in KC Parent, LLC. Pursuant to the Bellamy Letter, Mr. Bellamy is also subject to non-solicitation of employees and customers and non-competition covenants for 12 months following the termination of his service as a director.

In addition, we entered into offer letters with Mss. Waxenberg and Deputy and Messrs. Desravines and Nuzzo, each dated August 4, 2021. Pursuant to their respective offer letters, Mss. Waxenberg and Deputy and Messrs. Desravines and Nuzzo are entitled to an annual cash stipend of $100,000, to be paid quarterly, and are eligible to receive annual equity grants with a grant date value of $110,000 (prorated for the first year), which equity grants were made on February 23, 2022. Further, Ms. Deputy and Messrs. Desravines and Nuzzo are entitled to additional annual cash stipends of $15,000, $35,000 and $25,000 for their positions as Compensation Committee Chair, Lead Independent Director and Audit Committee Chair, respectively.

The table below shows the aggregate numbers of Class B Units (vested and unvested) held as of January 1, 2022 by each non-employee director who was serving as of such date.

Name	Options Outstanding at Fiscal Year End (Exercisable)	Options Outstanding at Fiscal Year End (Unexercisable)
Adrian Bellamy	146,455	256,296

In connection with this offering, we intend to adopt a compensation program for our non-employee directors that consists of annual retainer fees and equity awards, the materials terms of which have not yet been determined.

In addition, we determined to grant annual restricted stock unit awards to our independent directors, effective February 23, 2022. Such awards vest in full on the first anniversary of the grant date, subject to the director’s continued service through such date, and in the event the company does not become a publicly listed company prior to such date, will be settled 50% in shares and 50% in cash. Ms. Waxenberg, Ms. Deputy, Mr. Desravines and Mr. Nuzzo each received 59,620 RSUs.

Equity Incentive Plans

Existing Equity Plan

We currently maintain our Class B Incentive Plan and the 2022 Plan, as described above. After the closing of this offering and following the effectiveness of the A&R 2022 Plan, we expect that no further grants will be made under the Class B Incentive Plan or the 2022 Plan.

Amended and Restated 2022 Incentive Award Plan

In connection with this offering, we intend to adopt the A&R 2022 Plan in connection with this offering, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the A&R 2022 Plan have not yet been determined.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of                 , 2022, and as adjusted to reflect the sale of the shares of common stock offered in this offering for:

•	each person or entity who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors, director nominees and named executive officers; and

•	all of our directors, director nominees and executive officers as a group.

Information with respect to beneficial ownership has been furnished to us by each director, director nominee, executive officer or stockholder listed in the table below, as the case may be. The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after                 , 2022. More than one person may be deemed to be a beneficial owner of the same securities.

Percentage of beneficial ownership prior to this offering is based on                  shares of common stock outstanding as of                 , 2022 after giving pro forma effect to the Reorganization. Percentage of beneficial ownership after this offering is based on                  shares of common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares) after giving pro forma effect to the Reorganization, giving effect to the sale of the shares of common stock offered hereby and the redemption of $                 of shares of common stock. See “Use of Proceeds.” In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable or will otherwise vest within 60 days of                 , 2022 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o KinderCare Learning Companies, Inc., 5005 Meadows Road, Lake Oswego, OR 97035.

Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Assuming the Underwriters’ Option is Not Exercised		Assuming the Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
5% Stockholders
Entities affiliated with Partners Group Holding AG (1)
Directors, Director Nominees and Named Executive Officers
Tom Wyatt (2)
Paul Thompson (3)
Tony Amandi
Dr. Elanna Yalow
Jean Desravines
Christine Deputy
Michael Gregg
Michael Nuzzo
Benjamin Russell
Joel Schwartz
Alyssa Waxenberg
All directors and executive officers as a group (11 persons)

*	Represents beneficial ownership of less than 1% of our outstanding common stock.
(1)

Consists of (i)                  shares held by Partners Group Client Access 13, L.P., Inc. (“Client Access 13”), (ii)                  shares held by Partners Group Client Access 13A, L.P., Inc. (“Client Access 13A”), (iii)                  shares held by Partners Group Barrier Reef, L.P. (“Barrier Reef”), (iv)                  shares held by Partners Group Hercules L.P. Inc. (“Hercules”), (v)                  shares held by Partners Group Hearst Opportunities Fund L.P. (“Hearst”), (vi)                  shares held by Partners Group Daintree Co-Invest, L.P. “Daintree”), (vii)                  shares held by Partners Group Access 768 L.P. (“Access 768”) and (viii)                  shares held by Partners Group Direct Investments 2012 (EUR), L.P. Inc. (“Direct Investments 2012”). The general partner of each of Client Access 13 and Client Access 13A is Partners Group Client Access Management I Limited. Mark Rowe, Daniel Stopher, Dr. Michael Studer and Susan Taylor are directors of Partners Group Client Access Management I Limited and have shared voting and dispositive power over these shares. The address of each of Client Access 13 and Client Access 13A is Tudor House, Le Bordage, St Peter Port, Guernsey. The general partner of Barrier Reef is Partners Group Management XIII Limited. Mark Rowe, Daniel Stopher, Dr. Michael Studer and Susan Taylor are directors of Partners Group Management XIII Limited and have shared voting and dispositive power over these shares. The address of Barrier Reef is Tudor House, Le Bordage, St Peter Port, Guernsey. The general partner of Hercules is Partners Group Management X Limited. Mark Rowe, Daniel Stopher, Dr. Michael Studer and Susan Taylor are directors of Partners Group Management X Limited and have shared voting and dispositive power over these shares. The address of Hercules is Tudor House, Le Bordage, St Peter Port, Guernsey. The general partner of Hearst is Partners Group Cayman Management II Limited. James Larner, Samantha Le Marquand, Justin Rindos and Jason Sneah are directors of Partners Group Cayman Management II Limited and have shared voting and dispositive power over these shares. The address of Hearst is c/o Partners Group (USA) Inc., 1114 Avenue of the Americas, 37th Floor, New York, New York, USA. The general partner of Daintree is Partners Group Management XIII Limited. Mark Rowe, Daniel Stopher, Dr. Michael Studer and Susan Taylor are directors of Partners Group Management XIII Limited and have shared voting and dispositive power over these shares. The address of Daintree is Tudor House, Le Bordage, St Peter Port, Guernsey. The general partner of Access 768 is Partners Group Management

(Scots) LLP. Partners Group (Guernsey) Limited and Partners Group Finance CHF IC Limited jointly control Partners Group Management (Scots) LLP. Mark Rowe, Daniel Stopher, Dr. Michael Studer and Lindsay Dunlop are the directors of Partners Group (Guernsey) Limited and Martin Mahn, Susan Taylor, Samantha Le Marquand, Manuel Ottinger and Andrew Bent are the directors of Partners Group Finance CHF IC Limited and have shared voting and dispositive power over these shares. The address of Access 768 is 50 Lothian Road, Festival Square, Edinburgh EH3 9WJ. The general partner of Direct Investments 2012 is Partners Group Management VIII Limited. Mark Rowe, Daniel Stopher, Dr. Michael Studer and Susan Taylor are directors of Partners Group Management VIII Limited and have shared voting and dispositive power over these shares. The address of Direct Investments 2012 is Tudor House, Le Bordage, St Peter Port, Guernsey.
(2)

Includes (i)                  shares held prior to this offering and                  shares held after this offering by the Wyatt Family Trust (the “Wyatt Trust”), (ii)                  shares held prior to this offering and                  shares held after this offering by the Sinha Family Trust (the “Sinha Trust”), (iii)                  shares held prior to this offering and                  shares held after this offering by the Vaughan Living Trust (the “Vaughan Trust”), (iv)                  shares held prior to this offering and                  shares held after this offering by the John T. Wyatt and Cheryl F. Wyatt Grandchild’s Trust for Nayana Fiorella Sinha (the “Nayana Sinha Trust”), (v)                  shares held prior to this offering and                  shares held after this offering by the John T. Wyatt and Cheryl F. Wyatt Grandchild’s Trust for Rohan Kumar Sinha (the “Rohan Sinha Trust”), (vi)                  shares held prior to this offering and                  shares held after this offering by the John T. Wyatt and Cheryl F. Wyatt Grandchild’s Trust for Luke Thomson Vaughan (the “Luke Vaughan Trust”) and (vii)                  shares held prior to this offering and                  shares held after this offering by the John T. Wyatt and Cheryl F. Wyatt Grandchild’s Trust for Jack Wyatt Vaughan (the “Jack Vaughan Trust”). John T. Wyatt and Cheryl F. Wyatt, as trustees of the Wyatt Trust, have the shared power to vote and invest the shares held by such trust. Shelby W. Sinha and Tuhin K. Sinha, as trustees of the Sinha Trust, have the shared power to vote and invest the shares held by such trust. Brett C. Vaughan and Jessica W. Vaughan, as trustees of the Vaughan Trust, have the shared power to vote and invest the shares held by such trust. Shelby W. Sinha and Jessica W. Vaughan, as trustees of each of the Nayana Sinha Trust, Rohan Sinha Trust, Luke Vaughan Trust and Jack Vaughan Trust, have the shared power to vote and invest the shares held by such trusts.

(3)

Includes (i)                  shares held prior to this offering and                  shares held after this offering by the Thompson Family Trust, (ii)                  shares held prior to this offering and                  shares held after this offering by the Alexis M. Thompson Irrevocable Family Trust (the “Alexis Thompson Trust”) and (iii)                  shares held prior to this offering and                  shares held after this offering by the Collin D. Thompson Irrevocable Family Trust (the “Collin Thompson Trust”). Paul Thompson and Shannon Thompson, as the trustees of the Thompson Family Trust, have the shared power to vote and invest the shares held by such trust. Alexis Thompson, as the trustee of the Alexis Thompson Trust, has the sole power to vote and invest the shares held by such trust. Collin Thompson, as the trustee of the Collin Thompson Trust, has the sole power to vote and invest the shares held by such trust.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions to which we were a party since December 30, 2018 in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Operating Agreement

On July 6, 2020, Parent, certain affiliates of PG (the “PG Members”) and certain employees and service providers that hold units in Parent (the “Management Members”) and certain other unitholders of Parent entered into the Third Amended and Restated Limited Liability Company Agreement of Parent (as amended, the “Operating Agreement”), which amended and restated the Second Amended and Restated Limited Liability Company Agreement of Parent, dated April 18, 2016. The Operating Agreement was amended on November 5, 2021. The Operating Agreement was entered into in connection with the issuance of certain preferred units of Parent to certain members (including certain PG Members) for the aggregate consideration of $50,000,000. The Operating Agreement contains, among other things: (i) certain restrictions on the ability of the PG Members, the Management Members and Parent’s other unitholders to freely transfer the units of Parent; (ii) preemptive rights of the holders of Parent’s preferred units (including the PG Members) on issuances by Parent of additional units; (iii) a right of first offer of Parent and certain significant unitholders of Parent (including the PG Members) on transfers of units by any unitholder other than the PG Members; (iv) a repurchase right of Parent with respect to certain units held by the Management Members upon the occurrence of certain events; (v) drag-along rights of the PG Members in connection with a sale of Parent or all or substantially all of its assets; and (vi) tag-along rights of the holders of preferred units of Parent (including the PG Members) in connection with transfers by another holder of preferred units of Parent (including a PG Member). Pursuant to the Operating Agreement, the PG Members have the right to designate up to four (4) out of the seven (7) members of the Board of Managers of Parent (the “Board of Managers”) and two (2) independent members of the Board of Managers, and certain material corporate and other transactions with respect to Parent and its subsidiaries requires the approval of a majority in interest of the PG Members.

In addition, under the Operating Agreement, Parent has agreed to indemnify and hold harmless the PG Members, the Management Members, certain other unitholders of Parent and the members of the Board of Managers, in their capacity as such, to the fullest extent permitted by law, subject to certain exceptions, and, to the fullest extent permitted by law, Parent, each unitholder and each member of the Board of Managers have waived any fiduciary duties of any unitholder or member of the Board of Managers to Parent, other than the duties of good faith and fair dealing.

The Operating Agreement also provides that in connection with a public offering, including this offering, the Board of Managers may convert Parent into a corporation under Delaware law or distribute the stock of a corporate subsidiary of Parent to the unitholders (in redemption of their units of Parent) to facilitate such offering. In connection with such reorganization, the unitholders of Parent have agreed to enter into a stockholders’ agreement providing for terms and conditions necessary for the rights and obligations and provisions of the Operating Agreement to continue to apply to the applicable corporation resulting from such reorganization, the stockholders of such corporation and the capital stock of such corporation. See “Prospectus Summary—The Reorganization and Our Organizational Structure” for information about the Reorganization.

In addition, prior to a public offering, including this offering, the Operating Agreement provides that Parent and the holders of preferred units of Parent (including the PG Members) will enter into a customary registration rights agreement providing for (i) unlimited demand and piggyback registration rights for the PG Members, (ii) rights of each other holder of preferred units to demand one short-form underwritten registration in any 12-month period or, if Parent is eligible, effect a shelf registration, in each case subject to applicable holding period and restrictions, and (iii) customary piggyback registration rights on all demand registrations and Parent registrations (other than an initial public offering, including this offering), in each case, at Parent’s expense. In connection with the offering, the Operating Agreement will be terminated.

First Lien Notes

On July 6, 2020, we, KUEHG Corp. (“KUEHG”), our subsidiary as the issuer, certain members of Parent (including certain PG Members) (collectively, the “Notes Purchasers”) and Wilmington Trust, National Association, as the administrative agent and collateral agent, entered into the Notes Purchase Agreement, pursuant to which KUEHG issued to the Notes Purchasers $50,000,000 aggregate principal amount of First Lien Notes. A portion of the proceeds of the First Lien Notes were utilized to consummate a refinancing in connection with the First Lien Credit Agreement, with remaining proceeds to be used for general corporate purposes. The First Lien Notes mature on February 21, 2025 and accrue interest at a rate of either a Eurocurrency based formula (the “Adjusted Eurocurrency Rate”) plus 8.50% per annum or an alternative rate formulation option (the “ABR Rate”) plus 7.50% per annum. Interest on the First Lien Notes is payable in arrears on either the last business day of each March, June, September and December when the ABR Rate option is in effect or every three months commencing on October 6, 2020 when the Adjusted Eurocurrency Rate option is in effect. Pursuant to the Notes Purchase Agreement, KUEHG is entitled to repay amounts owned under any of the First Lien Notes at any time, except that any prepayment prior to July 6, 2022 is subject to a prepayment premium. Under the Notes Purchase Agreement, KUEHG and its subsidiaries are subject to certain restrictive covenants that restrict KUEHG and its subsidiaries from incurring and permitting to exist certain indebtedness, making certain investments and making certain distributions and dividends. As of each of April 2, 2022 and January 1, 2022, the aggregate amount of principal outstanding under the First Lien Notes was $56.3 million. During the three months ended April 2, 2022, KUEHG paid $1.4 million of interest in cash under the First Lien Notes. During the fiscal year ended January 1, 2022, KUEHG did not pay any interest in cash under the First Lien Notes and instead elected to capitalize the interest of $5.1 million. See also “Description of Certain Indebtedness—First Lien Notes,” Note 7 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and Note 12 to our audited consolidated financial statements included elsewhere in this prospectus.

Services Agreement

On August 13, 2015, in connection with our acquisition by PG, KinderCare Education LLC, our subsidiary (“KCE”), entered into the Services Agreement with an advisory affiliate of PG (the “Provider”), pursuant to which the Provider agreed to provide, directly or indirectly through its affiliates, certain management and advisory services to the Company and its subsidiaries. As compensation for such services, KCE has agreed to pay an annual fee equal to approximately $4.9 million, payable in equal quarterly installments on the first business day of each fiscal quarter and reimburse the Provider and its affiliates for reasonable out-of-pocket expenses incurred in connection with the services rendered. In each of fiscal years ended December 28, 2019, January 2, 2021 and January 1, 2022, KCE paid approximately $4.9 million, $1.2 million and $9.7 million respectively, in fees and out of pocket expenses to the Provider and its affiliates under the Services Agreement. During the three months ended April 2, 2022, KCE paid approximately $1.2 million in fees and out-of-pocket expenses to the Provider and its affiliates under the Services Agreement.

On November 5, 2021, the Services Agreement was amended to provide for its termination automatically upon the consummation of this offering, subject to the survival of certain obligations, including as to indemnification. In connection with the termination of the Services Agreement, no termination payment will be payable by KCE, other than unpaid fees and expenses through the                  quarter of 2022. Following the consummation of this offering, we do not expect that PG or any of its affiliates will provide managerial services to us or KCE.

Management Stockholders Agreement

We have entered into a Management Stockholders Agreement, dated as of                 , 2022 (the “MSA”), with Parent and certain employees and service providers that have been granted awards under the 2022 Plan. The MSA contains, among other things: (i) certain restrictions on the ability of such employees and services providers to freely transfer shares of our common stock issued to or acquired by them pursuant to such awards; (ii) a right of first offer of the Company and Parent on transfers of such shares of our common stock by such employees and service providers; (iii) a repurchase right of the Company with respect such shares of our common stock upon the occurrence of certain events; and (iv) drag-along rights of Parent in connection with a sale of the Company or all or substantially all of its assets. The MSA will terminate automatically upon the consummation of this offering.

Stockholders Agreement

Following the Reorganization and in connection with this offering, we will enter into the Stockholders Agreement with PG and certain of our other existing stockholders. The Stockholders Agreement will govern the relationship between us and PG and following this offering. The Stockholders Agreement will provide, among other things, that PG is entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors, so as to ensure that the composition of our board of directors and its committees complies with the provisions of the Stockholders Agreement related to the composition of our board of directors and its committees, which are discussed under “Management—Composition of the Board of Directors after this Offering” and “Management—Committees of the Board of Directors.” The Stockholders Agreement will also require us to indemnify directors designated by PG to the fullest extent permitted under the DGCL.

In addition, following this offering, the Stockholders Agreement will include provisions pursuant to which we will grant the right to PG (and its permitted transferees) to cause us, in certain circumstances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by PG (and its permitted transferees), and the right to PG and certain of our other existing stockholders (and their respective permitted transferees) to piggyback on registration statements filed by us in certain circumstances. These shares will represent approximately         % of our common stock after this offering, or approximately         % if the underwriters exercise their option to purchase additional shares in full. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. These shares may also be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. The Stockholders Agreement will also require us to indemnify PG (and its transferees and affiliates) in connection with any registrations of our securities.

The Stockholders Agreement will also include provisions pursuant to which we will grant to PG certain information, access and consultation rights with respect to significant corporate activities for so long as no designee of PG is then serving as a director on our board of directors and PG beneficially owns at least 3% of our outstanding common stock.

Indemnification Agreements

Following the Reorganization and upon the closing of this offering, we intend enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements. We also intend to enter into indemnification agreements with our future directors and executive officers.

Our Policy Regarding Related Party Transactions

Following the Reorganization and in connection with this offering, our board of directors intends to adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on the New York Stock Exchange. Under such policy:

•

any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and

•

any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•

management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•

management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy will provide that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” or “outside” director, as applicable, under the rules and regulations of the SEC, the New York Stock Exchange and the Code.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and provisions of our second amended and restated certificate of incorporation and our amended and restated bylaws are summaries and are qualified by reference to the second amended and restated certificate of incorporation and the amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

Our authorized capital stock following this offering consists of                  shares of common stock, par value $0.01 per share, and                  shares of preferred stock, par value $0.01 per share. Unless the board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form. We urge you to read our second amended and restated certificate of incorporation and our amended and restated bylaws.

Common Stock

Our second amended and restated certificate of incorporation authorizes a total of                  shares of common stock. Upon the consummation of this offering and after the redemption of $                 of common stock, we expect that                  shares of common stock, or                  shares of common stock if the underwriters exercise their option to purchase additional shares in full, will be issued and outstanding.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment in full of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. There will be no sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Our second amended and restated certificate of incorporation permits us to, at one time only within five (5) days following the consummation of this offering, redeem from, and only from, the prior holders of Class B Units of KC Parent, LLC up to twenty-five percent of the shares of common stock that they will receive in connection with the Reorganization, at a price per share equal to the per share initial public offering price of the shares of common stock in this offering. Based on the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we intend to redeem $                 of the shares of common stock that the prior holders of Class B Units will receive with the proceeds of this offering. See “Use of Proceeds.”

Preferred Stock

Our second amended and restated certificate of incorporation authorizes a total of                  shares of preferred stock. Upon the closing of this offering, we will have no shares of preferred stock issued or outstanding.

Under the terms of our second amended and restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without shareholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will depend upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness that we or our subsidiaries incur in the future. See “Description of Certain Indebtedness.” In addition, because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of the New York Stock Exchange. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholders Agreement

Following the Reorganization and in connection with this offering, we will enter into the Stockholders Agreement with PG and certain of our other existing stockholders pursuant to which PG will have specified board representation rights, governance rights and other rights. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Registration Rights

Following the Reorganization and in connection with this offering, the holders of                  shares of our common stock, or their permitted transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” elsewhere in this prospectus.

Exclusive Venue

Our second amended and restated certificate of incorporation and amended and restated bylaws will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our second amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware (or the federal district court for the District of Delaware or other state courts of the State of Delaware if the Court of Chancery in the State of Delaware does not have jurisdiction). The second amended and restated certificate of incorporation and amended and restated bylaws will also require that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. These provisions would not apply to any suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our second amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our second amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of PG or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that PG or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our second amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted, to undertake the opportunity under our second amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions.

Our second amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached his or her duty of loyalty, failed to act in good faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our second amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We currently are party to indemnification agreements with certain of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-Takeover Effects of Provisions of Our Second Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Certain provisions of Delaware law and our second amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our second amended and restated certificate of incorporation provides that our board of directors is divided into three classes, with the classes as nearly equal in number as possible and, following the expiration of specified initial terms for each class, each class serving three-year staggered terms. As a result, approximately one-third of our directors are elected each year. Pursuant to the terms of the Stockholders Agreement, directors designated by PG may only be removed by PG or for cause and only by the affirmative vote of holders of at least two-thirds of the voting power of our outstanding stock entitled to vote in the election of directors. In all other cases and at any other time, our second amended and restated certificate of incorporation provides that directors may only be removed from our board of directors for cause by the affirmative vote of at least a majority of the confirmed voting power of our common stock. See “Management—Committees of the Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Requirements for Advance Notification of Shareholder Meetings, Nominations and Proposals

Our second amended and restated certificate of incorporation will provide that special meetings of the stockholders may be called only by the chairman of the board or a resolution adopted by the affirmative vote of the majority of the total number of directors that we would have if there were no vacancies and not by our stockholders or any other person or persons, except that at any time, and from time to time, special meetings of the stockholders may be by PG so long as it beneficially owns, in the aggregate, at least 25% of the voting power of our outstanding stock entitled to vote generally in the election of directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any shareholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in our amended and restated bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Shareholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our second amended and restated certificate of incorporation prohibits shareholder action by written consent (and, thus, require that all shareholder actions be taken at a meeting of our stockholders), if PG ceases to beneficially own, in the aggregate, more than 50% of the voting power of our stock entitled to vote generally in the election of directors.

Approval for Amendment of Second Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our second amended and restated certificate of incorporation further provides that, during the seven-year period following the consummation of this offering, the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our second amended and restated certificate of incorporation, including provisions relating to classified directors, removal of directors, special meetings and action by written consent, if PG ceases to beneficially own, in aggregate, more than 50% of the voting power of our stock entitled to vote generally in the election of directors. During the seven-year period following the consummation of this offering, the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our amended and restated bylaws, if PG ceases to beneficially own, in aggregate, more than 50% of the voting power of our stock entitled to vote generally in the election of directors, although our amended and restated bylaws may be amended by a simple majority vote of our board of directors. Pursuant to the terms of the Stockholders Agreement, we are required to consult with PG in advance of any material amendments to our second amended and restated certificate of incorporation or amended and restated bylaws for so long as no designee of PG is then serving as a director on our board of directors and PG beneficially owns at least 3% of our outstanding common stock.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our second amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested shareholder” for a three-year period following the time that the shareholder became an interested shareholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of our outstanding voting stock that is not owned by the interested shareholder.

Generally, a “business combination” includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested shareholder. Subject to certain exceptions, an “interested shareholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the shareholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the shareholder becoming an interested shareholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our second amended and restated certificate of incorporation provides that PG and its affiliates, and any of its direct or indirect designated transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Stock Exchange Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “KLC.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

First Lien Facilities

On August 13, 2015, KC Mergersub, Inc., as the Borrower entered into the First Lien Credit Agreement for (i) the First Lien Term Loan Facility in the aggregate principal amount of $645.0 million, (ii) the First Lien US Revolving Facility in the aggregate principal amount of $70.0 million and (iii) the First Lien Multicurrency Revolving Facility in the aggregate principal amount of $10.0 million. The First Lien Facilities have KUEHG (as successor to KC Mergersub, Inc.) as borrower, KC Sub, Inc. as a co-borrower and are guaranteed by KinderCare Learning Companies, Inc. (f/k/a KC Holdco, LLC), as Holdco Guarantor, and the Subsidiary Guarantors (each as defined in the First Lien Credit Agreement). The First Lien Facilities are secured by a first-priority lien on substantially all of KUEHG’s and the guarantors’ assets (subject to certain exceptions).

As of the date of Amendment No. 11 to the First Lien Credit Agreement, the aggregate principal amount of loans outstanding under the First Lien Term Loan Facility was $1,200.0 million and the aggregate principal amount of commitments under the First Lien US Revolving Facility was $105.0 million and the First Lien Multicurrency Revolving Facility was $10.0 million. As of April 2, 2022, the aggregate amount of principal outstanding under the First Lien Term Loan Facility was $1,133.1.

Interest Rate, Commitment Fees

The interest rate applicable to borrowings under (i) First Lien Term Loan Facility is a Eurocurrency based formula plus 3.75% or an alternative rate formulation option plus 2.75% and (ii) First Lien Revolving Facility, an interest rate equal to a Eurocurrency based formula plus a margin ranging from 3.75% to 3.25% or an alternative rate formulation option plus a margin ranging from 2.75% to 2.25%, in each case, based upon a First Lien Net Leverage Ratio (as defined in the First Lien Credit Agreement) test of 4.00:1.00, with step-downs below 4.00:1.00 and below 3.50:1.00.

A commitment fee interest equal to and ranging from 0.50% to 0.375% per annum (based upon a First Lien Net Leverage Ratio test of 3.75:1.00 with a step-down below 3.75:1.00) is payable under our revolving loans on the actual daily unused portions of the First Lien Revolving Facility.

Voluntary Prepayments

We may voluntarily prepay loans or reduce commitments under the First Lien Facilities, in whole or in part, subject to minimum amounts, with prior notice.

Mandatory Prepayments

If the borrowings under the First Lien Revolving Facility outstanding (including any letters of credit) exceed the commitments under the First Lien Revolving Facility, we will be required to prepay the borrowings under the First Lien Revolving Facility and/or provide cash collateral in respect of any outstanding letters of credit, in an amount equal to the excess borrowings under the First Lien Revolving Facility and letters of credit.

The loans under the First Lien Term Loan Facility are no longer subject to any prepayment penalty as any such premiums have already expired.

Maturity

The First Lien Revolving Facility matures on August 22, 2023 and the First Lien Term Loan Facility matures on February 21, 2025.

Covenants and Other Matters

The First Lien Credit Agreement requires us to comply with certain restrictive covenants, including but not limited to covenants relating to limitations on indebtedness, liens, investments, restricted payments and restrictive agreements, fundamental changes, asset sales, amendments to material documents, changes in fiscal year and affiliate transactions.

In addition, the First Lien Credit Agreement contains the following financial covenant, which is only in effect if the aggregate principal amount of loans under the First Lien Revolving Facility and dollar equivalent of all letters of credit (excluding cash collateralized letters of credit and undrawn letters of credit not to exceed $40.0 million) on the last day of the most recent fiscal quarter is greater than 30% of the commitments under the First Lien Revolving Facility.

We may not permit the First Lien Net Leverage Ratio, calculated as of the last day of the most recent fiscal quarter, to exceed 6.95:1.00.

The First Lien Credit Agreement also contains certain customary representations and warranties and affirmative covenants, and certain reporting obligations. In addition, the lenders under the First Lien Facilities will be permitted to accelerate all outstanding borrowings and other obligations and exercise other specified remedies upon the occurrence of certain events of default (subject to certain grace periods and exceptions), which include, among other things, payment defaults, breaches of representations and warranties, covenant defaults, certain cross-defaults to other indebtedness, certain events of bankruptcy and insolvency, certain judgments and changes of control.

The foregoing summary describes the material provisions of the First Lien Credit Agreement, but may not contain all information that is important to you. We urge you to read the provisions of the First Lien Credit Agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Second Lien Facility

On August 22, 2017, KC Sub, Inc. and KUEHG, as borrowers, entered into Second Lien Credit Agreement governing the Second Lien Facility. The Second Lien Facility is guaranteed by us, as Holdco, and the Subsidiary Loan Parties (as defined in the Second Lien Credit Agreement). The Second Lien Facility is secured by a second-priority lien on substantially all of KUEHG’s and the guarantors’ assets (subject to certain exceptions).

The aggregate principal amount of loans under the Second Lien Facility outstanding was $210.0 million as of April 2, 2022.

Interest Rate

The interest rate applicable to borrowings under the Second Lien Facility is a Eurocurrency based formula plus 8.25% or an alternative rate formulation option plus 7.25%.

Voluntary Prepayments

We may voluntarily prepay loans or reduce commitments under the Second Lien Facility, in whole or in part, subject to minimum amounts, with prior notice. The loans under the Second Lien Facility are no longer subject to any prepayment penalty.

Maturity

The loans under the Second Lien Facility mature on August 22, 2025.

Covenants and Other Matters

The Second Lien Credit Agreement requires us to comply with certain restrictive covenants, including but not limited to covenants relating to limitations on indebtedness, liens, investments, restricted payments and restrictive agreements, fundamental changes, asset sales, amendments to material documents, changes in fiscal year and affiliate transactions.

The Second Lien Credit Agreement also contains certain customary representations and warranties and affirmative covenants, and certain reporting obligations. In addition, the lenders under the Second Lien Facility will be permitted to accelerate all outstanding borrowings and other obligations and exercise other specified remedies upon the occurrence of certain events of default (subject to certain grace periods and exceptions), which include, among other things, payment defaults, breaches of representations and warranties, covenant defaults, certain cross-defaults to other indebtedness, certain events of bankruptcy and insolvency, certain judgments and changes of control.

The foregoing summary describes the material provisions of the Second Lien Credit Agreement, but may not contain all information that is important to you. We urge you to read the provisions of the Second Lien Credit Agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

First Lien Notes

On July 6, 2020, we, KUEHG, the Notes Purchasers and Wilmington Trust, National Association, as the administrative agent and collateral agent, entered into the Notes Purchase Agreement, pursuant to which KUEHG issued to the Notes Purchasers the First Lien Notes in an aggregate principal amount of $50,000,000. A portion of the proceeds of the First Lien Notes were utilized to consummate a refinancing in connection with the First Lien Credit Agreement, with remaining proceeds to be used for general corporate purposes. The First Lien Notes mature on February 21, 2025 and accrue interest at a rate based on either the Adjusted Eurocurrency Rate plus 8.50% per annum or the ABR Rate plus 7.50% per annum. Interest on the First Lien Notes is payable in arrears on either the last business day of each March, June, September and December when the ABR Rate option is in effect or every three months commencing on October 6, 2020 when the Adjusted Eurocurrency Rate option is in effect. Pursuant to the Notes Purchase Agreement, KUEHG is entitled to repay amounts owned under any of the First Lien Notes at any time, except that any prepayment prior to July 6, 2022 is subject to a prepayment premium. Under the Notes Purchase Agreement, KUEHG and its subsidiaries are subject to certain restrictive covenants that restrict KUEHG and its subsidiaries from incurring and permitting to exist certain indebtedness, making certain investments and making certain distributions and dividends. As of each of April 2, 2022 and January 1, 2022, the aggregate amount of principal outstanding under the First Lien Notes was $56.3 million. During the three months ended April 2, 2022, KUEHG paid $1.4 million of interest in cash under the First Lien Notes. During the fiscal year ended January 1, 2022, KUEHG did not pay any interest in cash under the First Lien Notes and instead elected to capitalize the interest of $5.1 million. See also “Certain Relationships and Related Party Transactions—First Lien Notes,” Note 7 to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and Note 12 to our audited consolidated financial statements included elsewhere in this prospectus.

SHARES ELIGIBLE FOR FUTURE SALE

The sale of a substantial amount of our common stock in the public market after this offering could adversely affect the prevailing market price of our common stock. Furthermore, 100% of our common stock outstanding prior to the consummation of this offering will be subject to the contractual and legal restrictions on resale described below. The sale of a substantial amount of common stock in the public market after these restrictions lapse, or the expectation that such a sale may occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Upon consummation of this offering and the redemption of common stock as described in “Use of Proceeds,” we expect to have outstanding an aggregate of                  shares of our common stock, assuming no exercise of outstanding options and assuming that the underwriters have not exercised their option to purchase additional shares. All of the shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, and the sale of those shares will be subject to the limitations and restrictions that are described below. Shares of our common stock that are not restricted securities and are purchased by our affiliates will be “control securities” under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below. Control securities may be sold in the public market subject to the restrictions set forth in Rule 144, other than the holding period requirement.

Upon the expiration of the lock-up agreements described below, 180 days after the date of this prospectus, and subject to the provisions of Rule 144, an additional                  shares will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in Rule 144.

Lock-up Agreements

In connection with this offering, we, our executive officers and directors and our other existing security holders have agreed with the underwriters not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives, subject to certain limited exceptions. This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. See “Underwriting (Conflicts of Interest)” for more information.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the consummation of this offering, a person who is an affiliate, and who has beneficially owned our common stock for at least six months, is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately                  shares immediately after consummation of this offering and the redemption of common stock as described in “Use of Proceeds”; or

•	the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least twelve months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above. However, substantially all Rule 701 shares are subject to lock-up agreements as described above and will become eligible for sale in compliance with Rule 144 only upon the expiration of the restrictions set forth in those agreements.

Stock Plans

We intend to file a registration statement or statements on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our new omnibus incentive plan and pursuant to all outstanding option grants made prior to this offering. These registration statements are expected to be filed as soon as practicable after the closing date of this offering. Shares issued upon the exercise of stock options after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

Following this offering, some of our stockholders will, under some circumstances, have the right to require us to register their shares for future sale. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock purchased pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, regulated investment companies, real estate investments trusts, and other financial institutions;

•	brokers, dealers or traders in securities, commodities or currencies;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	persons holding any indebtedness of ours that is repaid with proceeds from this offering or members of management some of whose shares of common stock are redeemed with proceeds from this offering;

•

“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds or U.S. expatriates and former long-term residents of the United States; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement.

In addition, this discussion does not address the tax treatment of partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein). If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their own tax advisors regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” (as defined below) nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions on Our Common Stock

If we make distributions of cash or property on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such Non-U.S. Holder’s adjusted tax basis in its common stock. Any remaining excess will be treated as capital gain from the sale or exchange of such common stock and will be treated as described below under “—Sale or Other Taxable Disposition.” Any such distribution will also be subject to the discussion below regarding effectively connected income, backup withholding and FATCA withholding.

Dividends paid to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (and/or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be generally exempt from the U.S. federal withholding tax described above if the Non-U.S. Holder satisfies applicable certification and disclosure requirements. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are not subject to such withholding because they effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation for U.S. federal income tax purposes also may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate specified by an applicable income tax treaty between the United States and the country in which such Non-U.S. Holder resides or is established) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding and FATCA withholding, in general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and require such Non-U.S. Holder to file a U.S. federal income tax return. A Non-U.S. Holder that is a corporation for U.S. federal income tax purposes also may be subject to the branch profits tax described above in “—Distributions on Our Common Stock,” as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the disposition occurs, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are or were to become a USRPHC and the foregoing exception does not apply to a disposition of our common stock by a Non-U.S. Holder, such Non-U.S. Holder generally will be subject to U.S. federal income tax on its net gain derived from the disposition at the regular rates applicable to U.S. Holders, and a 15% U.S. federal withholding tax would apply to the gross proceeds from such disposition. Any amounts withheld may be refunded or credited against such Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely provided to the IRS. No assurance can be provided that our common stock will continue to be regularly traded on an established securities market for purposes of the rules described above.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock to a Non-U.S. Holder will not be subject to backup withholding if the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable or successor form), or the holder otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code and the U.S. Treasury Regulations and other administrative guidance issued thereunder (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold

30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of shares of common stock by (i) “employee benefit plans” within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) that are subject to Title I of ERISA, (ii) plans, collective investment trusts, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or any other U.S. or non-U.S. federal, state, local or other laws or regulations that are substantially similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and (iii) entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii), pursuant to ERISA or otherwise (each of the foregoing described in clauses (i), (ii) and (iii) referred to hereunder as a “Plan”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans which are subject to Title I of ERISA or Section 4975 of the Code (“Covered Plans”) from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. The acquisition of shares of common stock by a Covered Plan with respect to which the issuer or an underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired in accordance with an applicable statutory, class or individual prohibited transaction exemption.

Plans that are governmental plans, certain church plans and non-U.S. plans may not be subject to the prohibited transaction provisions of Section 406 of ERISA or Section 4975 of the Code, they may nevertheless be subject to Similar Laws. Fiduciaries of any such plans should consult with their counsel before acquiring any of our common stock. The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of common stock. Neither this discussion nor anything provided in this prospectus is, or is intended to be, investment advice directed at any potential Plan purchasers, or at Plan purchasers generally, and such purchasers of any shares of common stock should consult with and rely on their own counsel and advisers as to whether an investment in the common stock is suitable for the Plan.

UNDERWRITING (CONFLICTS OF INTEREST)

Barclays Capital Inc. and Morgan Stanley & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Barclays Capital Inc.
Morgan Stanley & Co. LLC
Jefferies LLC
BofA Securities, Inc.
Goldman Sachs & Co. LLC
Robert W. Baird & Co. Incorporated
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Macquarie Capital (USA) Inc.
Loop Capital Markets LLC
R. Seelaus & Co., LLC
Samuel A. Ramirez & Company, Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares of common stock are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares of common stock, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of common stock.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $                and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                  additional shares of common stock at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to (i) sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of our common stock or (iii) file or cause to be filed a registration statement with respect to the registration, of any shares of common stock or any securities convertible, exercisable or exchangeable into shares of common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives, subject to certain exceptions described below.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The restrictions described in the paragraph above relating to us (but, for the avoidance of doubt, not our executive officers, directors or our other existing security holders) do not apply, subject in certain cases to various conditions (including the transfer of the lock-up restrictions) to (1) the sale of shares to the underwriters, (2) the issuance of shares of common stock pursuant to our equity incentive plans, (3) the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus and (4) our entry into agreements providing for the issuance of common stock or such other securities in connection with certain acquisitions, assumed benefit plans, joint ventures, commercial relationships or other strategic transactions, and the issuance of securities pursuant to such agreements; provided that, the aggregate number of shares of common stock that we may sell or issue or agree to sell or issue pursuant to this clause (4) shall not exceed 10% of the total number of shares of common stock issued and outstanding immediately following this offering.

The restrictions described in the paragraph above relating to our executive officers and directors and our other existing security holders do not apply, subject to in certain cases to various conditions (including no filing requirements and the transfer of the lock-up restrictions), to:

•

transfers (A) as a bona fide gift or gifts, or as charitable contributions, (B) to a trust for the benefit of the holder or the immediate family thereof, (C) to an immediate family member or dependent or to certain entities controlled by a holder or immediate family member, (D) by will, intestacy or “living trust” or (E) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the foregoing clauses (A) through (D);

•	transfers pursuant to an order of a court or regulatory agency or by operation of law, such as pursuant to a domestic relations order, divorce settlement, divorce decree or separation agreement;

•

transfers pursuant to a bona fide third-party tender offer, merger, purchase, consolidation or other similar transaction or series of related transactions approved by our board of directors, the result of which is that any person or group of persons, other than us or our subsidiaries, becomes the beneficial owner of 50% or more of the total voting power of our voting capital stock (or of the surviving entity), provided that if such transaction is not completed, such securities shall remain subject to the restrictions set forth in the lock-up agreement;

•

transfers to us (a) for the payment of the exercise price upon the “cashless” or “net” exercise of an option to purchase shares or (b) for the payment of tax withholdings due as a result of the exercise of an option to purchase shares or the vesting or restricted stock or restricted stock units, in each case so long as such option, restricted stock or restricted stock unit was granted pursuant to any employee benefit plans or arrangements described in this prospectus;

•	transfers to us in connection with the death disability or termination of employment of the holder; or

•	in transactions relating to the shares of common stock acquired in open market transactions after the completion of this offering.

PG, subject to certain conditions (including the transfer of the lock-up restrictions), is also permitted to transfer as a pledge, hypothecation or other granting of a security interest in shares of common stock or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, to one or more lending institutions as collateral or security for any loan, advance or extension of credit and any transfer upon foreclosure upon such common stock or such securities.

The lock-up agreements described above permit the establishment of written trading plans meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer of common stock, provided that no sale shall occur under such plan and no filing under the Exchange Act or any other public filing or disclosure of such plan shall be made by any person during the lock-up period unless such filing, announcement or other disclosure includes a statement to the effect that no transfer of common stock may be made under the plan during the lock-up period.

Listing

We expect the shares of common stock to be approved for listing on the New York Stock Exchange under the symbol “KLC.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares of common stock may not develop. It is also possible that after the offering the shares of common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares of common stock in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses. In connection with these transactions, the underwriters or their respective affiliates may have received customary fees for their services and certain of their expenses may have been reimbursed. Additionally, certain underwriters and/or their respective affiliates are lenders under the First Lien Credit Agreement and the Second Lien Credit Agreement

and may provide us in the future with additional borrowing capacity under credit facilities. To the extent we use the net proceeds of this offering to reduce indebtedness outstanding under the First Lien Credit Agreement and/or the Second Lien Credit Agreement, such underwriters or their affiliates may receive a portion of the net proceeds from this offering (in excess of any underwriting discounts or commissions, if applicable). Credit Suisse AG, Cayman Islands Branch, an affiliate of Credit Suisse Securities (USA) LLC, serves as administrative agent and collateral agent under the First Lien Credit Agreement and the Second Lien Credit Agreement.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their clients. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Affiliates of Barclays Capital Inc., Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are lenders under our First Lien Facilities and Credit Suisse Securities (USA) LLC will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings thereunder. Therefore, Barclays Capital Inc., Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering is being conducted in accordance with Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Jefferies LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, including specifically those inherent in Section 11 thereof. Jefferies LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Jefferies LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Pursuant to Rule 5121, Barclays Capital Inc., Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Notice to Prospective Investors in European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each a Relevant State), no shares of common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall require the Issuer or any underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in United Kingdom

In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of common stock that either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Regulation 74 of the Prospectus (Amendment etc.) (EU exit) Regulations 2019, except that offers of shares of common stock may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”),

provided that no such offer of shares of common stock shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this prospectus is only being distributed to, and is only directed at, qualified investors (as defined in the UK Prospectus Regulation) who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any shares of common stock may otherwise lawfully be communicated or caused to be communicated (all such persons being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Notice to Prospective Investors in Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”) and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares of common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of common stock may only be made to persons, the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; (b) to “professional investors” as defined in the Securities and Futures Ordinance

(Cap. 571) of Hong Kong and any rules made under that Ordinance; or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the shares of common stock may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the shares of common stock will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the shares of common stock described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered any shares of common stock in circumstances that contravene any such restrictions.

Notice to Prospective Investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares of common stock were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 274 of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP. The validity of the shares of common stock offered hereby will be passed upon for the underwriters by Kirkland  & Ellis LLP.

EXPERTS

The financial statements of KinderCare Learning Companies, Inc. as of January 1, 2022 and January 2, 2021, and for each of the three years in the period ended January 1, 2022, included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents. A copy of the registration statement and its exhibits may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. The registration statement, such periodic and current reports and other information can be obtained electronically by means of the SEC’s website at www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements	F-4
Consolidated Balance Sheets as of January 1, 2022 and January 2, 2021	F-4
Consolidated Statements of Operations and Comprehensive Income (Loss) for the fiscal years ended January 1, 2022, January 2, 2021 and December 28, 2019	F-5
Consolidated Statements of Member’s Equity for the fiscal years ended January 1, 2022, January 2, 2021 and December 28, 2019	F-6
Consolidated Statements of Cash Flows for the fiscal years ended January 1, 2022, January 2, 2021 and December 28, 2019	F-7
Notes to Consolidated Financial Statements	F-9

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of KinderCare Learning Companies, Inc. (Formerly KC Holdco, LLC)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of KinderCare Learning Companies, Inc. (Formerly KC Holdco, LLC) (the “Company”) as of January 1, 2022 and January 2, 2021, the related consolidated statements of operations and comprehensive income (loss), member’s equity, and cash flows, for each of the three years in the period ended January 1, 2022, January 2, 2021, and December 28, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2022 and January 2, 2021, and the results of its operations and its cash flows for each of the three years in the period ended January 1, 2022, January 2, 2021 and December 28, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Self-insurance Obligations—Refer to Notes 1, 10, and 13 to the Consolidated Financial Statements

Critical Audit Matter Description

As discussed in Note 1, the Company is self-insured for certain levels of workers’ compensation, employee medical, general liability, auto, property, and other insurance coverage. Insurance claim liabilities represent the

Company’s estimate of retained risks. The Company purchases coverage at varying levels to limit potential future losses, including stop-loss coverage for certain exposures. The amount of the self-insurance obligations as of January 1, 2022, is $22.4 million in other current liabilities and $24.7 million in other long-term liabilities.

We identified the assessment of the valuation of self-insurance obligations, specifically related to workers’ compensation and general liability, as a critical audit matter due to an increased extent of effort and high degree of judgment, including the need to involve our actuarial specialists to assess: (1) the actuarial models used and (2) the estimated incurred but not reported claims based on application of loss development factors to historical claims experience.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the self-insurance obligations included the following among others:

•	Reading the Company’s insurance policies and comparing the coverage and terms by plan year to the assumptions used by management.

•	Testing the completeness and accuracy of the underlying data, including historical claims used to determine the assumptions for loss development.

•	Involving actuarial specialists with specialized skill, industry knowledge, and relevant experience who assisted in:

•	Comparing prior-year expected development and ultimate loss to actuals incurred during the current year to identify potential bias in the determination of the self-insurance obligations.

•	Assessment of the actuarial models used by the Company for consistency with generally accepted actuarial standards.

•

Development of an independent range of estimates of the self-insurance obligations based on the Company’s paid and reported loss development factors from the Company’s historical data and industry loss development factors.

/s/ Deloitte and Touche LLP

Portland, Oregon

March 9, 2022

We have served as the Company’s auditor since 2004.

KinderCare Learning Companies, Inc.

(Formerly KC Holdco, LLC)

Consolidated Balance Sheets

(In thousands)

	January 1, 2022	January 2, 2021
Assets
Current assets:
Cash and cash equivalents	$177,248	$53,235
Accounts receivable, net	73,617	61,138
Prepaid expenses and other current assets	53,378	22,323

Total current assets	304,243	136,696
Property and equipment, net	307,788	316,178
Goodwill	992,302	980,729
Intangible assets, net	433,929	442,680
Operating lease right-of-use assets	1,394,023	1,357,760
Other assets	37,276	32,499

Total assets	$3,469,561	$3,266,542

Liabilities and Member’s Equity
Current liabilities:
Accounts payable and accrued liabilities	$149,185	$116,512
Related party payables	1,308	4,865
Current portion of long-term debt	11,772	11,772
Operating lease liabilities—current	127,011	120,196
Deferred revenue	38,703	35,097
Other current liabilities	52,249	41,992

Total current liabilities	380,228	330,434
Long-term debt, net	1,319,978	1,327,180
Long-term indebtedness to related party, net	55,452	51,262
Operating lease liabilities—long-term	1,353,910	1,329,320
Deferred income taxes, net	46,621	23,503
Other long-term liabilities	57,765	68,558

Total liabilities	3,213,954	3,130,257

Member’s equity:
Member’s interests	454,233	430,062
Accumulated deficit	(198,626)	(287,035)
Accumulated other comprehensive loss	—	(6,742)

Total member’s equity	255,607	136,285

Total liabilities and member’s equity	$3,469,561	$3,266,542

See accompanying Notes to Consolidated Financial Statements

KinderCare Learning Companies, Inc.

(Formerly KC Holdco, LLC)

Consolidated Statements of Operations and

Comprehensive Income (Loss)

(In thousands, except per unit amounts)

	For the Fiscal Years Ended
	January 1, 2022	January 2, 2021	December 28, 2019
Revenue	$1,807,814	$1,366,556	$1,875,664
Operating expenses
Cost of services (excluding depreciation and impairment)	1,301,617	1,152,063	1,486,430
Depreciation and amortization	82,313	87,919	99,255
Selling, general, and administrative expenses	204,182	158,409	202,701
Impairment losses	7,302	38,645	22,908

Total operating expenses	1,595,414	1,437,036	1,811,294

Income (loss) from operations	212,400	(70,480)	64,370
Interest expense, net	96,564	99,353	102,626
Other income, net	(631)	(1,039)	(1,027)

Income (loss) before income taxes	116,467	(168,794)	(37,229)
Income tax expense (benefit)	28,058	(39,298)	(8,088)

Net income (loss)	$88,409	$(129,496)	$(29,141)

Other comprehensive income (loss), net of tax:
Change in net gains (losses) on cash flow hedges	6,742	787	(11,537)

Total comprehensive income (loss)	$95,151	$(128,709)	$(40,678)

Net income (loss) attributable to member’s interest unit holders per unit, basic and diluted	$0.12	$(0.18)	$(0.04)
Weighted average number of outstanding member’s interest units, basic and diluted	757,614	727,838	706,664

See accompanying Notes to Consolidated Financial Statements

KinderCare Learning Companies, Inc.

(Formerly KC Holdco, LLC)

Consolidated Statements of Member’s Equity

(In thousands)

	Member’s Interests	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Member’s Equity
Balance as of December 29, 2018	$403,650	$4,008	$(130,483)	$277,175
Adoption of Topic 842			2,085	2,085
Equity-based compensation	(74)			(74)
Other comprehensive loss		(11,537)		(11,537)
Net loss			(29,141)	(29,141)

Balance as of December 28, 2019	403,576	(7,529)	(157,539)	238,508
Contribution from KC Parent, LLC	25,000			25,000
Equity-based compensation	1,486			1,486
Other comprehensive income		787		787
Net loss			(129,496)	(129,496)

Balance as of January 2, 2021	430,062	(6,742)	(287,035)	136,285
Contribution from KC Parent, LLC	23,262			23,262
Equity-based compensation	909			909
Other comprehensive income		6,742		6,742
Net income			88,409	88,409

Balance as of January 1, 2022	$454,233	$—	$(198,626)	$255,607

See accompanying Notes to Consolidated Financial Statements

KinderCare Learning Companies, Inc.

(Formerly KC Holdco, LLC)

Consolidated Statements of Cash Flows

(In thousands)

	For the Fiscal Years Ended
	January 1, 2022	January 2, 2021	December 28, 2019
Operating activities:
Net income (loss)	$88,409	$(129,496)	$(29,141)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	82,313	87,919	99,255
Impairment losses	7,302	38,645	22,908
Change in deferred taxes	20,467	(40,007)	(8,642)
Amortization of debt issuance costs	4,849	4,766	4,650
Equity-based compensation	909	1,486	(74)
Interest paid-in-kind	3,911	2,417	—
Gain on disposal of property and equipment	(840)	(729)	(2,994)
Other adjustments	—	(79)	82
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	(12,610)	5,727	1,574
Prepaid expenses and other current assets	(31,055)	(8,025)	6,258
Other assets	(4,286)	(7,504)	(4,452)
Accounts payable and accrued liabilities	34,264	(25,485)	(2,825)
Leases	(7,480)	43,972	16,833
Deferred revenue	3,606	11,794	4,023
Other current liabilities	8,375	3,910	3,216
Other long-term liabilities	(11,282)	20,632	6,662
Related party payables	(3,557)	3,649	—

Cash provided by operating activities	183,295	13,592	117,333

Investing activities:
Purchases of property and equipment	(66,898)	(48,195)	(94,365)
Payment for acquisitions, net of cash proceeds	(14,160)	(1,732)	(3,686)
Proceeds from the disposal of property and equipment	905	1,445	3,565

Cash used in investing activities	(80,153)	(48,482)	(94,486)

Financing activities:
Issuance of long-term debt, net of issuance costs	—	48,960	—
Issuance of promissory notes payable	11,028	—	—
Contribution from KC Parent, LLC	23,262	25,000	—
Borrowing under revolving credit facility	—	88,000	35,000
Repayment under revolving credit facility	—	(98,000)	(30,000)
Debt issuance costs	—	(296)	(440)
Principal payments of long-term debt	(11,772)	(14,715)	(11,772)
Payments of financing lease obligations	(1,647)	(1,180)	(1,460)

Cash provided by (used in) financing activities	20,871	47,769	(8,672)

Net change in cash, cash equivalents, and restricted cash	124,013	12,879	14,175
Cash, cash equivalents, and restricted cash at beginning of period	57,235	44,356	30,181

Cash, cash equivalents, and restricted cash at end of period	$181,248	$57,235	$44,356

See accompanying Notes to Consolidated Financial Statements

KinderCare Learning Companies, Inc.

(Formerly KC Holdco, LLC)

Consolidated Statements of Cash Flows (cont.)

(In thousands)

	For the Fiscal Years Ended
	January 1, 2022	January 2, 2021	December 28, 2019
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$177,248	$53,235	$40,343
Restricted cash included within other assets	4,000	4,000	4,013

Total cash, cash equivalents, and restricted cash at end of period	$181,248	$57,235	$44,356

Supplemental cash flow information:
Cash paid for interest	$87,626	$117,348	$100,214
Cash paid (received) for income taxes	3,055	(453)	1,448
Non-cash investing and financing activities:
Property and equipment additions included in accounts payable and accrued liabilities	$2,843	$4,450	$7,067
Operating right-of-use assets obtained in exchange for operating lease liabilities	165,763	210,784	1,492,020
Finance right-of-use assets obtained in exchange for finance lease liabilities	2,217	2,130	7,253

See accompanying Notes to Consolidated Financial Statements

KinderCare Learning Companies, Inc.

(Formerly KC Holdco, LLC)

Notes to Consolidated Financial Statements

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—KC Holdco, LLC was formed in August 2017 and is a wholly-owned subsidiary of KC Parent, LLC (“KC Parent”), whose majority member is Partners Group Client Access 13, L.P. Inc. On January 2, 2022, KC Holdco, LLC converted from a Delaware limited liability company to a Delaware corporation and changed its name to KinderCare Learning Companies, Inc. (the “Company”). Refer to Note 22, Subsequent Events, for further information regarding changes to the Company’s organizational structure.

The Company offers early childhood education and care programs to children ranging from six weeks through 12 years of age. Founded in 1969, the services provided include infant, toddler, preschool, kindergarten, and before- and after-school programs. The Company provides childhood education and care programs within the following categories:

Community-Based and Employer-Sponsored Early Childhood Education and Care—The Company provides early childhood education and care services, as well as back-up care primarily marketed under the names KinderCare Learning Centers and KinderCare Education at Work (“KCE at Work”). KCE at Work operates in partnership with employer sponsors under a variety of arrangements such as discounted rent, enrollment guarantees, or an arrangement whereby the center is managed by KCE at Work in return for a management fee. As of January 1, 2022, the Company provided community-based and employer-sponsored early childhood education and care services through 1,500 centers with a licensed capacity of 197,208 in 39 states and the District of Columbia.

Before- and After-School Educational Services—The Company provides before- and after-school educational services for preschool and school-age children in connection with elementary schools under the name Champions. As of January 1, 2022, Champions offered educational services through 641 sites in 25 states and the District of Columbia. These sites primarily operate at elementary school facilities.

Basis of Presentation—The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP” or “U.S. GAAP”). All intercompany balances and transactions have been eliminated in consolidation.

The Company considers itself to control an entity if it is the majority owner of or has voting control over such entity. The Company also assesses control through means other than voting rights (“variable interest entities” or “VIEs”) and determines which business entity is the primary beneficiary of the VIE. The Company consolidates VIEs when it is determined that it is the primary beneficiary of the VIE. Investments in business entities in which the Company does not have control but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method.

The Company does not have interests in any entities that would be considered variable interest entities.

Fiscal Period—The Company reports on a 52- or 53- week fiscal year comprised of 13- or 14- week quarters, with the fiscal year ending on the Saturday closest to December 31. The fiscal years ended January 1, 2022 and December 28, 2019 are 52- week fiscal years with 13- week fourth quarters. The fiscal year ended January 2, 2021 is a 53- week fiscal year with a 14- week fourth quarter.

Use of Estimates—The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Estimates have been prepared based on the most current and best available information, and actual results could differ from those estimates. The most significant estimates underlying the consolidated financial statements include self-insurance obligations, profit interest units, the need for valuation allowances against deferred tax assets, the incremental borrowing rate estimates for operating leases, and the valuation, and any resulting impairment, of long-lived assets, intangible assets, and goodwill.

Concentration of Credit Risk—Financial instruments that subject the Company to credit risk consist primarily of cash, cash equivalents, restricted cash, and accounts receivable. Cash, cash equivalents, and restricted cash are placed with high credit-quality financial institutions. Concentration of credit risk with respect to accounts receivables is generally diversified due to the large and geographically dispersed customer base. The Company performs ongoing credit evaluations of customers and government agencies and maintains an allowance for credit losses.

Segment Information—Operating segments are defined as components of a business that can earn revenue and incur expenses for which discrete financial information is evaluated on a regular basis by the chief operating decision maker (“CODM”) in order to decide how to allocate resources and assess performance. The Company’s CODM, the Chief Executive Officer, reviews consolidated results of operations to make decisions, therefore the Company views its operations and manages its business as one operating segment.

Cash, Cash Equivalents, and Restricted Cash—Cash and cash equivalents include unrestricted cash and highly liquid investments with maturities of 90 days or less from the date of purchase.

The Company is periodically required to maintain minimum cash balances held as collateral for certain securitization arrangements. Such cash is classified as restricted cash and reported as a component of other assets on the Company’s consolidated balance sheets.

Accounts Receivable—Accounts receivable are comprised primarily of tuition due from parents, government agencies, and employer sponsors. The Company is exposed to credit losses on accounts receivable balances. The Company monitors collections and payments and maintains an allowance for estimated losses based on historical trends, specific customer issues, governmental funding levels, current economic trends, and reasonable and supportable forecasts. Accounts receivable are stated net of this allowance for credit losses. The allowance for credit losses was not material as of January 1, 2022 and January 2, 2021, respectively.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the useful lives of the assets. The estimated useful lives are 20 to 40 years for buildings, 10 years for building improvements, and 3 to 10 years for furniture, fixtures, and equipment. Leasehold improvements are depreciated on a straight-line basis over the lesser of the remaining term of the related lease or the useful lives of the improvements. Maintenance, repairs, and minor refurbishments are expensed as incurred. When certain events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable, an impairment assessment may be performed on the recoverability of the carrying amounts.

Business Combinations—Business combinations are accounted for using the acquisition method of accounting. Amounts paid for an acquisition are allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. The accounting for business combinations requires estimates and judgment in determining the fair value of assets acquired and liabilities assumed, regarding expectations of future cash flows of the acquired business, and the allocation of those cash flows to the identifiable intangible assets. The determination of fair value is based on management’s estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques. If actual results differ from these estimates, the amounts recorded in the financial statements could result in a possible impairment of intangible assets and goodwill.

Goodwill and Indefinite-Lived Intangible Assets—Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of the net tangible and identifiable intangible assets acquired. Indefinite-lived intangible assets consist of various trade names.

Goodwill and indefinite-lived intangible assets are tested for impairment on an annual basis in the fourth quarter or more frequently if impairment indicators exist. During the annual goodwill and indefinite-lived intangible asset impairment test, the Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying amount. If, after assessing the totality of events and circumstances, the Company determines that it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is greater than its carrying amount, the quantitative impairment test is unnecessary.

The goodwill quantitative impairment test requires the Company to determine if reporting unit carrying values exceed their fair values. Fair value is estimated using an income approach model based on the present value of expected future cash flows utilizing a risk adjusted discount rate. Cash flows that extend beyond the final year of the discounted cash flow model are estimated using a terminal value technique. If the carrying amount of the reporting unit exceeds fair value, an impairment charge will be recognized in an amount equal to that excess.

When performing a quantitative fair value measurement calculation for indefinite-lived trade names, the Company utilizes the relief-from-royalty method. The relief-from-royalty method assumes trade names have value to the extent its owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires a projection of future revenue attributable to the services using the trade name, the appropriate royalty rate, and the weighted average cost of capital. Refer to Note 8, Goodwill and Intangible Assets, for further information regarding the Company’s goodwill and indefinite-lived intangible assets.

Long-Lived Assets—Long-lived assets consist of lease right-of-use assets (“ROU assets”), property and equipment, and finite-lived intangible assets. Finite-lived intangible assets consist of trade names, customer relationships, accreditations, proprietary curricula, internally developed software, and covenants not-to-compete. Long-lived assets are depreciated or amortized on a straight-line basis over their estimated useful lives. The Company reviews and evaluates the recoverability of such assets if events or changes in circumstances require impairment testing and/or a revision to the remaining useful life. Any such impairment analysis is based on a comparison of the carrying values to expected future undiscounted cash flows. Refer to Note 5, Leases, Note 7, Property and Equipment, and Note 8, Goodwill and Intangible Assets, for further information regarding the Company’s long-lived assets.

Leases—The Company adopted Accounting Standards Codification (“ASC”) 842, Leases (“ASC 842”), effective December 30, 2018. As discussed in Recently Adopted Accounting Pronouncements below, the Company adopted ASC 842 using the modified retrospective approach as of the effective date.

The Company leases early childhood education and care centers, office facilities, vehicles, and equipment in the United States under both operating and finance leases from related and third parties.

At contract inception, the Company reviews the contractual terms to determine if an arrangement is a lease. Lease commencement occurs on the date the Company takes possession or control of the property or equipment. For leases identified, at lease commencement the Company determines whether those lease obligations are operating or finance leases. Lease expense for operating leases is recognized on a straight-line basis over the lease term, while for finance leases, the ROU asset is amortized on a straight-line basis to the earlier of the end of its useful life, or the end of the lease term. Amortization of the ROU asset is recognized and presented separately from interest expense on the finance lease liability.

At lease commencement, the Company recognizes lease liabilities and ROU assets on the consolidated balance sheets based on the present value of the lease payments for the lease term. The Company’s leases generally do not provide an implicit interest rate. Therefore, the present values of these lease payments are calculated using the Company’s incremental borrowing rates, which are estimated using key inputs such as credit ratings, base rates, and spreads. Variable lease payments may be based on an index or rate, such as consumer price indices, and include rent escalations or market adjustment provisions. Unless considered in-substance fixed lease payments, variable lease payments are expensed when incurred. The Company’s lease agreements do not contain any material residual value guarantees.

Lease ROU assets are initially measured at cost, which comprises the initial lease liability, adjusted for initial direct costs, lease payments made at or before the commencement date, and reduced by lease incentives received.

The lease term for all the Company’s leases includes the noncancelable period of the lease. The Company does not include periods covered by lease options to renew or terminate the lease in the determination of the lease term until it is reasonably certain that the option will be exercised. This evaluation is based on management’s assessment of various relevant factors including economic, contractual, asset-based, entity-specific, and market-based factors, among others.

For leases with a term of one year or less (“short-term leases”), the Company has elected to not recognize the arrangements on the consolidated balance sheets and the lease payments are recognized on the consolidated statements of operations and comprehensive income (loss) on a straight-line basis over the lease term. Variable lease payments associated with these leases are recognized and presented in the same manner as for all other Company leases.

The Company has leases that contain lease and non-lease components. The non-lease components typically consist of common area maintenance. For all classes of leased assets, the Company has elected the practical expedient to account for the lease and non-lease components as a single lease component. For these leases, the lease payments used to measure the lease liability include all the fixed and in-substance fixed consideration in the contract.

ROU assets for operating and finance leases are periodically reduced by impairment losses. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment–Overall, to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to recognize. For further details on the Company’s accounting for leases, refer to Note 5, Leases.

Debt Issuance Costs—Debt issuance costs, which consist of original issue discounts on the Company’s debt and deferred financing costs, are recorded as a reduction of long-term debt and are amortized over the life of the related debt instrument that approximates the effective interest method. Amortization expense is included in interest expense on the consolidated statements of operations and comprehensive income (loss).

Self-Insurance Obligations—The Company is self-insured for certain levels of workers’ compensation, employee medical, general liability, auto, property, and other insurance coverage. Insurance claim liabilities represent the Company’s estimate of retained risks. The Company purchases coverage at varying levels to limit potential future losses, including stop-loss coverage for certain exposures. The nature of these liabilities may not fully manifest for several years. The Company retains a substantial portion of the risk related to certain workers’ compensation, general liability, and medical claims. Liabilities associated with these losses include estimates of both filed claims and incurred but not yet reported (“IBNR”) claims.

With the assistance of third-party actuaries, the Company reviews the estimate of ultimate losses for IBNR claims on a quarterly basis and adjusts the required self-insurance reserves as appropriate. As part of this evaluation, the Company reviews the status of existing and new claim reserves as established by third-party claims administrators. The third-party claims administrators establish the case reserves based upon known factors related to the type and severity of the claims, demographic factors, legislative matters, and case law, as appropriate. The Company compares actual trends to expected trends and monitors claims developments. The specific case reserves estimated by the third-party administrators are provided to an actuary who assists the Company in projecting an actuarial estimate of the overall ultimate losses for the Company’s self-insured programs, which includes the case reserves plus an actuarial estimate of reserves required for additional developments, such as IBNR claims. The Company utilizes the results of actuarial studies to estimate the insurance reserves for future periods and to adjust reserves, if appropriate, for prior years.

The Company’s insurance reserves are recorded on an undiscounted basis. The current portion and long-term portion of self-insurance obligations are included within other current liabilities and other long-term liabilities, respectively, on the consolidated balance sheets.

Revenue Recognition—The Company’s revenue is derived primarily from tuition charged for providing early childhood education and care services. Revenues are recognized as services are provided to children at the amount that reflects the consideration to which the Company has received or expects to receive from parents and, in some cases, supplemented or paid by government agencies or employer sponsors. A performance obligation is a promise in a contract to transfer a distinct service to the customer. At contract inception, the Company assesses the services promised in the contract and identifies each distinct performance obligation. The transaction price of a contract is allocated to each distinct performance obligation using the relative stand-alone selling price and recognized as revenue as services are provided. Childhood education and care and other enrichment programs are each a series of services accounted for as a single performance obligation, and tuition revenue related to such performance obligations is recognized over time as services are rendered.

The Company enters into contracts with employer sponsors to manage and operate their early childhood education and care centers for a management fee. Management services are a series of services accounted for as a single performance obligation and management fee revenue is recognized over time as services are rendered.

The Company charges registration fees when a family first registers and annually thereafter during the fall enrollment periods. Registration revenue is recognized over the term of the contract, which is typically one month or less, as these fees are nonrefundable and do not convey a material right to the customer.

Based on past practices and customer specific circumstances, the Company grants price concessions to customers that impact the total transaction price. These price concessions represent variable consideration. The Company estimates variable consideration using the expected value method, which includes the Company’s historical experience with similar customers and the current macroeconomic conditions. The Company constrains its estimate of variable consideration to ensure that it is probable that significant reversal in the amount of cumulative revenue recognized will not occur in a future period when the uncertainty related to the variable consideration is subsequently resolved. During the fiscal years ended January 1, 2022, January 2, 2021, and December 28, 2019, the revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods, mainly due to changes in the Company’s estimates of variable consideration, was not material.

Cost of Services—Cost of services consists primarily of personnel costs, rent, food, costs of operating and maintaining facilities, taxes and licenses, marketing, transportation, classroom and office supplies, and insurance. Offsetting certain center operating expenses are reimbursements from federal, state, and local agencies.

Selling, General, and Administrative Expenses—Selling, general, and administrative expenses include costs, primarily personnel related, associated with field management, corporate oversight, and support of the Company’s centers.

Advertising Costs—Costs incurred to produce advertising for seasonal campaigns are expensed during the quarter in which the advertising first takes place. All other advertising costs are expensed as incurred. Advertising costs are recorded in cost of services on the consolidated statements of operations and comprehensive income (loss). Total advertising expense was $22.9 million for the fiscal year ended January 1, 2022, $11.9 million for the fiscal year ended January 2, 2021, and $16.0 million for the fiscal year ended December 28, 2019.

Deferred Offering Costs—Offering costs, primarily consisting of accounting, legal, printing and filing services, and other third-party fees that are directly related to an initial public offering (“IPO”) that is probable of successful completion, are deferred until such financing is consummated. After consummation of an IPO, these costs are recorded as a reduction of the proceeds received as a result of the IPO. Other non-recurring incremental organizational costs related to preparing for an IPO are expensed as incurred. Should a planned IPO be delayed for longer than 90 days, terminated, or abandoned, the deferred offering costs are written off to selling, general, and administrative expenses on the consolidated statements of operations and comprehensive income (loss) in the period of determination. During the fiscal year ended January 1, 2022, the Company incurred $12.2 million in offering costs as a result of a delayed IPO, which were included in selling, general, and administrative expenses on the on the consolidated statements of operations and comprehensive income (loss). During the fiscal years ended January 2, 2021 and December 28, 2019, the Company did not incur offering costs. As of the fiscal years ended January 1, 2022 and January 2, 2021, the Company did not record any deferred offering costs on the consolidated balance sheets.

Income Taxes—The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. If the Company were to determine that, on a more likely than not basis, sufficient future taxable income would not be achieved in order to realize the deferred tax assets, the Company would be required to establish a full valuation allowance or increase any partial valuation allowance, which would require a charge to income tax expense for the period in which the determination was made. The ability to realize deferred tax assets depends on the ability to generate sufficient taxable income within the carryforward periods provided for in the tax law for each applicable tax jurisdiction. In assessing the need for a valuation allowance, the Company considers all available evidence, both positive and negative, and tax planning strategies which could be employed, if necessary, to utilize deferred tax assets. It can be difficult to conclude a valuation allowance is not required when there is significant objective and verifiable negative evidence, such as cumulative losses in recent years. The Company utilizes a trailing 12 quarters of actual results as the primary measure of cumulative losses in recent years.

The Company records uncertain tax positions in accordance with ASC 740, Income Taxes, on the basis of a two-step process in which the Company first determines whether it is more likely than not that the tax position will be sustained on the basis of the technical merits of the position, and second, for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the relevant taxing authority. Uncertain tax positions and the related interest and penalties are recognized in other long-term liabilities and income tax expense.

Comprehensive Income or Loss—Total comprehensive income or loss is comprised of net income or loss and changes in net gains or losses on cash flow hedging instruments. Accumulated other comprehensive income or loss is comprised of unrealized gains and losses on cash flow hedging instruments. Total comprehensive income or loss and the components of accumulated other comprehensive income or loss are presented on the consolidated statements of operations and comprehensive income (loss) and the consolidated statements of member’s equity, respectively.

Accounting for Derivatives and Hedging Activities—All derivative instruments within the scope of ASC 815, Derivatives and Hedging, are recorded as either assets or liabilities at fair value on the consolidated balance sheets. The Company uses derivative financial instruments to reduce its exposure to changes in interest rates. All hedging instruments that qualify for hedge accounting are designated and effective as hedges, in accordance with generally accepted accounting principles. If the underlying hedged transaction ceases to exist, all changes in fair value of the related derivatives that have not been settled are recognized in current earnings. Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings. Cash flows from derivative instruments are classified on the consolidated statements of cash flows in the same category as the cash flows from the related hedged items. Refer to Note 14, Risk Management and Derivatives, for more information on the Company’s risk management program and derivatives.

Fair Value Measurements—Fair value guidance defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company uses a three-level hierarchy established by the Financial Accounting Standards Board (“FASB”)

that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach, and cost approach).

The levels of the fair value hierarchy are described below:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs with little or no market data available, which require the reporting entity to develop its own assumptions.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Financial assets and liabilities are classified in their entirety based on the most conservative level of input that is significant to the fair value measurement.

The fair value of nonfinancial assets and liabilities is measured on a nonrecurring basis as part of the tests of long-lived asset impairment, when necessary, and the recoverability of goodwill and indefinite-lived intangible assets.

Equity-Based Compensation—The Company accounts for profit interest units (“PIUs”) granted to employees, officers, managers, directors, and other providers of services in accordance with ASC 718, Compensation: Stock Compensation, by measuring the grant date fair value of the PIUs and recognizing the resulting expense over the period during which the grantee is required to perform service in exchange for the PIUs. As the Company has the repurchase right to buy back the vested PIUs upon termination, the Company periodically reassesses the probability of termination on an individual-grantee basis through the life of the PIUs to ensure that they are appropriately classified. Equity-based compensation expense is only recognized for PIUs subject to performance conditions if it is probable that the performance condition will be achieved. The Company recognizes the effect of forfeiture in compensation costs based on estimated forfeitures. The estimated number of PIUs that will ultimately vest requires judgment, and to the extent actual results, or updated estimates, differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period actual results are realized or estimates are revised.

The Company estimates the fair value of each PIU on the date of grant using the Monte Carlo option-pricing model. The determination of the fair value of each PIU using this option-pricing model is affected by the Company’s assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, the fair value of the aggregate equity at the date of grant, the expected term of the awards, the expected stock price volatility over the term of the awards, risk-free interest rate, and dividend yield.

A modification in the terms or conditions of an award, unless the change is non-substantive, represents an exchange of the original award for a new award. The modified award is revalued and incremental compensation cost is recognized for the excess, if any, between fair value of the award upon modification and fair value of the award immediately prior to modification.

Recently Adopted Accounting Pronouncements—In February 2016, the FASB issued ASU 2016-02, Leases, which requires lessees to recognize on the balance sheet ROU assets and lease liabilities for the rights and obligations created by leases longer than 12 months. The Company adopted the new lease guidance on December 30, 2018, using the modified retrospective approach and the transition method available in accordance with ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides the option to use the effective date as the date of initial application of the guidance. The Company elected the package of practical expedients permitted under the transition guidance within ASC 842, which permitted the Company to not reassess: 1.) whether expired or existing contracts contain leases under the new definition of a lease; 2.) lease classification for expired or existing leases; and 3.) whether previously capitalized initial direct costs would qualify for capitalization under ASC 842. Additionally, for all classes of leased assets, the Company has elected the practical expedient to account for the lease and non-lease components as a single lease component. For these leases, the lease payments used to measure the lease liability include all the fixed and in-substance fixed consideration in the contract.

As a result of the adoption of ASC 842 in December 2018, the Company recognized operating lease liabilities in the amount of $1,307.0 million, which consisted of current operating lease liabilities of $125.9 million and long-term operating lease liabilities of $1,181.1 million. On transition to ASC 842, outstanding balances associated with deferred rent, prepayments, initial direct costs, and lease incentives recorded under previously applicable guidance were reclassified to ROU assets. The Company recognized operating ROU assets in the amount of $1,297.7 million.

As of the date of adoption, existing build-to-suit assets and liabilities were derecognized, and operating assets and liabilities were recorded for each lease. This resulted in an adjustment to equity in the amount of $3.9 million. Adoption of ASC 842 did not have a material impact on the Company’s consolidated statements of operations and comprehensive income (loss) or consolidated statements of cash flows.

The Company recorded impairment charges upon the effective date of $1.1 million on ROU assets in accumulated deficit for impairment that exists as of the effective date for ROU assets that were recognized on the consolidated balance sheet as a result of the adoption of ASC 842, Leases.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amended the impairment model for most financial assets from one based on current losses to a forward-looking model based on expected losses. The forward-looking model requires the Company to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. An allowance for credit losses is established as a valuation account that is deducted from the amortized cost basis of financial assets. The Company adopted the guidance in the first quarter of the fiscal year ended January 2, 2021. The adoption of this accounting pronouncement did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. The ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The Company adopted the guidance in the first quarter of the fiscal year ended January 2, 2021. The adoption of this accounting pronouncement did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The ASU aims to improve the effectiveness of fair value measurement disclosures. The Company adopted the guidance in the first quarter of the fiscal year ended January 2, 2021. The adoption of this accounting pronouncement did not have a material impact on the Company’s consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The ASU simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees. As a result, the expense recognized on the consolidated statements of operations and comprehensive income (loss) for PIUs issued to non-employees with vesting requirements will no longer be affected in each reporting period by the change in the fair value of the PIUs. Expense for such nonemployee PIUs will be the grant date fair value of the PIUs recognized over the vesting period of the award. The Company adopted the guidance in the first quarter of the fiscal year ended December 28, 2019. The adoption of this accounting pronouncement did not have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, with the intent to simplify various aspects related to accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. The guidance also simplifies and clarifies certain other aspects of accounting for income taxes. The Company adopted the guidance in the first quarter of the fiscal year ended January 1, 2022. The adoption of this accounting pronouncement did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements—In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting (Topic 848), which provides optional expedients and exceptions for applying U.S. GAAP to contract modifications and hedging relationships, subject to meeting certain criteria that reference the London Interbank Offered Rate (“LIBOR”) or another rate that is expected to be discontinued as a result of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which clarified the scope of ASU 2020-04 indicating that certain optional expedients and exceptions included in ASU 2020-04 are applicable to derivative instruments affected by the market-wide change in interest rates used for discounting, margining, or contract price alignment. The Company’s current hedging arrangements expired at the end of 2021 and therefore the Company has elected to not apply the hedge accounting expedients. The Company is currently evaluating its debt arrangements in light of the optional expedients provided by this update.

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805), which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The guidance is effective for the Company in the first quarter of the fiscal year ended December 30, 2023. The Company is in the process of determining the impact this ASU will have on the consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), which enhances disclosure requirements for transactions with governmental entities to increase transparency about the types of transactions, method of accounting for the transactions, and effect of the transactions on an entity’s financial statements. The guidance is effective for the Company beginning with the annual report for the fiscal year ended December 31, 2022. The Company is in the process of determining the impact this ASU will have on the consolidated financial statements.

2.	CORONAVIRUS IMPACT

The coronavirus disease 2019 (“COVID-19”) is a worldwide pandemic that spread to the United States during the first quarter of the fiscal year ended January 2, 2021. During the last two weeks of the first quarter of the fiscal year ended January 2, 2021, the Company temporarily closed a significant number of early childhood education and care centers and before- and after-school sites to focus operations on providing childcare to first responders, critical health care providers, and families in essential services. Throughout the second and third quarters of the fiscal year ended January 2, 2021, the Company reopened the majority of the temporarily closed early childhood education and care centers and before- and after-school sites. The Company’s operations continue to be impacted by COVID-19. During the fiscal years ended January 1, 2022 and January 2, 2021 the Company incurred $6.2 million and $81.1 million, respectively, in expense related to temporarily closed locations. Additionally, the Company incurred $2.9 million and $5.9 million during the fiscal years ended January 1, 2022 and January 2, 2021, respectively, for additional cleaning and health and safety training expenses related to precautionary measures taken while operating in the COVID-19 environment. These expenses are included within cost of services on the consolidated statements of operations and comprehensive income (loss).

The federal government has passed multiple stimulus packages since the onset of the pandemic, which include funding for state and governmental agencies to stabilize the childcare industry. During the fiscal years ended January 1, 2022, and January 2, 2021 the Company recognized $59.5 million and $119.2 million, respectively, in incremental revenue from Governmental Stimulus. “Governmental Stimulus” means incremental funding arising from governmental acts relating to the COVID-19 pandemic to support the early childhood education and care services industry, including without limitation, Coronavirus Aid, Relief and Economic Security Act, the Consolidated Appropriations Act, and the American Rescue Plan Act. Additionally, the Company recognized $160.8 million and $60.9 million during the fiscal years ended January 1, 2022, and January 2, 2021, respectively, in funding from Governmental Stimulus for reimbursement of center operating expenses, offsetting costs of services on the consolidated statements of operations and comprehensive income (loss). As of January 1, 2022, $21.8 million was recorded in prepaid expenses and other current assets on the consolidated balance sheets for amounts due from Governmental Stimulus. The Company had no Governmental Stimulus receivable recorded within prepaid expenses and other current assets on the consolidated balance sheets as of January 2, 2021. The federal government provided further relief options during the fiscal year ended January 2, 2021, such as the employer payroll tax deferral and employee retention credit relief, both of which the Company implemented. The Company had $13.1 million and $12.4 million in accounts payable and accrued liabilities as of January 1, 2022 and January 2, 2021, respectively, and $14.3 million in other long-term liabilities as of January 2, 2021 related to payroll tax deferrals recorded on the consolidated balance sheets.

3.	ACQUISITIONS

2021 Acquisitions—During the fiscal year ended January 1, 2022, the Company acquired 12 early childhood education and care centers in six separate business acquisitions which were each accounted for as business combinations. The centers were acquired for cash consideration of $14.2 million. The Company recorded goodwill of $11.6 million which is deductible for tax purposes. In addition, the Company recorded fixed assets of $2.9 million. The operating results for the acquired centers, which were not material to the Company’s overall financial results, are included on the consolidated statements of operations and comprehensive income (loss) from the dates of acquisition.

2020 Acquisitions—During the fiscal year ended January 2, 2021, the Company acquired two early childhood education and care centers in two separate business acquisitions which were each accounted for as business combinations. The centers were acquired for cash consideration of $1.7 million. The Company recorded goodwill of $0.4 million which is deductible for tax purposes. In addition, the Company recorded fixed assets of $1.3 million. The operating results for the acquired centers, which were not material to the Company’s overall financial results, are included on the consolidated statements of operations and comprehensive income (loss) from the dates of acquisition.

2019 Acquisitions—During the fiscal year ended December 28, 2019, the Company acquired three early childhood education and care centers in three separate business acquisitions which were each accounted for as business combinations. The centers were acquired for cash consideration of $3.7 million. The Company recorded goodwill of $3.8 million which is deductible for tax purposes. In addition, the Company recorded fixed assets of $0.1 million. The operating results for the acquired centers, which were not material to the Company’s overall financial results, are included on the consolidated statements of operations and comprehensive income (loss) from the dates of acquisition.

4.	REVENUE RECOGNITION

Contract Balances

The Company records deferred revenue when payments are received in advance of the Company’s performance under the contract, which is recognized as revenue as the performance obligation is satisfied. Payment from parents for tuition is typically received in advance on a weekly or monthly basis, in which case the revenue is deferred and recognized as the performance obligation is satisfied. The Company has the unconditional right to consideration as it satisfies the performance obligations, therefore no contract assets are recognized. During the fiscal year ended January 1, 2022, $28.9 million was recognized as revenue related to the deferred revenue balance recorded at January 2, 2021. During the fiscal year ended January 2, 2021, $20.5 million was recognized as revenue related to the deferred revenue balance recorded at December 28, 2019.

Disaggregation of Revenue

The following table disaggregates total revenue between education centers and school sites (in thousands):

	Year Ended January 1, 2022	Year Ended January 2, 2021	Year Ended December 28, 2019
Early childhood education centers	$1,740,491	$1,325,097	$1,787,927
Before- and after-school sites	67,323	41,459	87,737

Total revenue	$1,807,814	$1,366,556	$1,875,664

A portion of revenue is generated from families whose tuition is subsidized by amounts received from government agencies. Subsidy revenue, including incremental revenue associated with Governmental Stimulus, was $667.1 million, $602.0 million, and $599.8 million during the fiscal years ended January 1, 2022, January 2, 2021, and December 28, 2019, respectively.

Practical Expedients

The transaction price allocated to the remaining performance obligations relates to services that are paid or invoiced in advance. The Company does not disclose the transaction price allocated to unsatisfied performance obligations for contracts with an original contractual period of one year or less, or for variable consideration allocated entirely to wholly unsatisfied promises that form part of a series of services. The Company’s remaining performance obligations not subject to the practical expedients are not material.

The Company applied the practical expedient of expensing costs incurred to obtain a contract if the amortization period of the asset is one year or less. Sales commissions are immaterial and are expensed as incurred in selling, general, and administrative expenses on the consolidated statements of operations and comprehensive income (loss).

5.	LEASES

Right-of-use assets and lease liabilities balances were as follows (in thousands):

	January 1, 2022	January 2, 2021
Assets:
Operating lease right-of-use assets	$1,394,023	$1,357,760
Finance lease right-of-use assets	6,447	5,956

Total lease right-of-use assets	$1,400,470	$1,363,716

Liabilities—current:
Operating lease liabilities	$127,011	$120,196
Finance lease liabilities	1,676	1,595

Total current lease liabilities	128,687	121,791

Liabilities—long-term:
Operating lease liabilities	1,353,910	1,329,320
Finance lease liabilities	5,637	5,148

Total long-term lease liabilities	1,359,547	1,334,468

Total lease liabilities	$1,488,234	$1,456,259

Finance lease ROU assets are included in other assets on the consolidated balance sheets. Finance lease liabilities are shown in other current liabilities and other long-term liabilities on the consolidated balance sheets.

Lease Expense

The components of lease expense were as follows (in thousands):

	Year Ended January 1, 2022	Year Ended January 2, 2021	Year Ended December 28, 2019
Lease expense:
Operating lease expense	$252,605	$232,375	$240,549
Finance lease expense:
Amortization of right-of-use assets	1,709	1,735	1,692
Interest on lease liabilities	522	574	436
Short-term lease expense	7,326	9,691	9,077
Variable lease expense	48,044	45,020	45,410

Total lease expense	$310,206	$289,395	$297,164

Other Information

Sub-lease income was $0.7 million, $0.8 million, and $0.8 million for fiscal years ended January 1, 2022, January 2, 2021, and December 28, 2019, respectively.

The weighted average remaining lease term and the weighted average discount rate as of January 1, 2022 and January 2, 2021 were as follows:

	January 1, 2022	January 2, 2021
Weighted average remaining lease term (in years) (Operating)	10	11
Weighted average remaining lease term (in years) (Finance)	6	5
Weighted average discount rate (Operating)	9.3%	9.9%
Weighted average discount rate (Finance)	6.7%	9.0%

Maturity of Lease Liabilities

The following table summarizes the maturity of lease liabilities as of January 1, 2022 (in thousands):

	Finance Leases	Operating Leases	Total Leases
2022	$2,112	$255,948	$258,060
2023	1,740	242,503	244,243
2024	1,501	233,252	234,753
2025	1,131	223,527	224,658
2026	584	212,010	212,594
Thereafter	1,712	1,128,601	1,130,313

Total lease payments	8,780	2,295,841	2,304,621
Less imputed interest	1,467	814,920	816,387

Present value of lease liabilities	7,313	1,480,921	1,488,234
Less current portion of lease liabilities	1,676	127,011	128,687

Long-term lease liabilities	$5,637	$1,353,910	$1,359,547

As of January 1, 2022, the Company had entered into additional operating leases that have not yet commenced with total fixed payment obligations of $70.0 million. The leases are expected to commence between 2022 and 2023 and have initial lease terms of approximately 7 to 15 years.

The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The rates are established based on the Company’s first lien term loan as this is the most senior collateralized debt.

Lease Modifications

The Company modifies leases as necessary for a variety of reasons, including to extend or shorten the contractual lease term, or expand or reduce the leased space or underlying asset. In response to the broad effects of COVID-19 during fiscal year January 2, 2021, the Company re-negotiated certain lease terms with lessors and received rent concessions to mitigate the impact on the Company’s financial position and operations. The Company accounted for these changes as lease modifications.

ROU Asset Impairments

During quarterly impairment assessments in the fiscal years ended January 1, 2022, January 2, 2021, and December 28, 2019, triggering events at certain individual centers had occurred as a result of the lower-than-expected sales performance, coupled with reduced forecasted cash flow projections for the remaining lease term, as well as due to various impacts of COVID-19 on the Company’s business. In addition to the initial measurement of leases, the Company also completed impairment testing of its ROU assets and identified specific centers in the initial recoverability test that had carrying values in excess of the estimated undiscounted cash flows from the operation of those centers. For those centers, a fair value assessment for the long-lived assets was performed. The method applied in determining the fair value of the ROU assets was the discounted cash flow (“DCF”) method of the income approach to fair value. The predominant market-based inputs in the DCF method are the as-is market rents and discount rates. As a result of the above fair values assessments, the Company incurred impairment charges of $2.6 million, $12.3 million, and $9.4 million against ROU assets during the fiscal years ended January 1, 2022, January 2, 2021, and December 28, 2019, respectively, which are included in impairment losses on the consolidated statements of operations and comprehensive income (loss).

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets included the following (in thousands):

	January 1, 2022	January 2, 2021
Governmental stimulus receivable	$21,835	$—
Prepaid insurance	13,923	4,875
Prepaid rent	11,567	10,968
Prepaid computer maintenance	3,183	2,054
Prepaid property taxes	1,333	1,506
Prepaid income taxes	—	984
Other	1,537	1,936

Total prepaid expenses and other current assets	$53,378	$22,323

7.	PROPERTY AND EQUIPMENT

Property and equipment, net included the following (in thousands):

	January 1, 2022	January 2, 2021
Leasehold improvements	$408,961	$367,742
Furniture, fixtures, and equipment	214,750	201,954
Buildings and improvements	3,353	3,289
Land	1,510	1,510
Construction in progress	23,838	33,514

Total property and equipment	652,412	608,009
Accumulated depreciation	(344,624)	(291,831)

Total property and equipment, net	$307,788	$316,178

The following table presents the amount of depreciation expense and impairment expense of property and equipment (in thousands):

	Year Ended January 1, 2022	Year Ended January 2, 2021	Year Ended December 28, 2019
Depreciation of property and equipment	$71,853	$74,252	$74,507
Impairment of property and equipment	4,663	22,246	12,602

Total depreciation and impairment of property and equipment	$76,516	$96,498	$87,109

Depreciation and impairment of property and equipment are included in depreciation and amortization and impairment losses, respectively, on the consolidated statements of operations and comprehensive income (loss).

8.	GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are as follows (in thousands):

Balance at December 28, 2019	$980,360
Additions from acquisitions	369

Balance at January 2, 2021	980,729
Additions from acquisitions	11,573

Balance at January 1, 2022	$992,302

As part of the Company’s annual impairment test, the Company performed a qualitative assessment of goodwill during the fourth quarter of the fiscal year ended January 1, 2022, which requires the Company to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. After weighing all relevant events and circumstances, the Company concluded that there was no indication that the fair value of the reporting units was less than their carrying value. Therefore, the Company determined a quantitative assessment of the reporting units was unnecessary. There was no impairment of goodwill during the fiscal years ended January 1, 2022, January 2, 2021, or December 28, 2019.

The Company also has other intangible assets, which included the following at January 1, 2022 and January 2, 2021 (in thousands):

	Weighted- Average Useful Lives	Cost	Accumulated Amortization	Net Carrying Amount
January 1, 2022
Finite-lived intangible assets:
Customer relationships	17 years	$103,859	$(40,520)	$63,339
Accreditations	4 years	53,500	(53,500)	—
Proprietary curricula	5 years	14,300	(14,300)	—
Trade names and trademarks	10 years	9,400	(6,032)	3,368
Covenants not-to-compete	5 years	847	(583)	264
Software	5 years	8,200	(7,542)	658

Total finite-lived intangible assets		190,106	(122,477)	67,629

Indefinite-lived intangible assets:
Trade names and trademarks		366,300	—	366,300

Total indefinite-lived intangible assets		366,300	—	366,300

Total intangible assets		$556,406	$(122,477)	$433,929

	Weighted- Average Useful Lives	Cost	Accumulated Amortization	Net Carrying Amount
January 2, 2021
Finite-lived intangible assets:
Customer relationships	17 years	$103,859	$(34,459)	$69,400
Accreditations	4 years	53,500	(53,500)	—
Proprietary curricula	5 years	14,300	(14,300)	—
Trade names and trademarks	10 years	9,400	(5,092)	4,308
Covenants not-to-compete	5 years	847	(414)	433
Software	5 years	8,200	(5,961)	2,239

Total finite-lived intangible assets		190,106	(113,726)	76,380

Indefinite-lived intangible assets:
Trade names and trademarks		366,300	—	366,300

Total indefinite-lived intangible assets		366,300	—	366,300

Total intangible assets		$556,406	$(113,726)	$442,680

The Company did not identify any triggering events for finite-lived intangible assets during the fiscal year ended January 1, 2022, and as a result no impairment was recorded. During the fiscal year ended January 2, 2021, the Company retired several fully amortized customer relationships finite-lived intangible assets. During the fourth quarter of the fiscal year ended January 2, 2021, the Company performed a quantitative impairment test of the KCE at Work customer relationships finite-lived intangible assets. The carrying values of the KCE at Work customer relationships finite-lived intangible assets exceeded their fair values at January 2, 2021 and a partial impairment was recognized. During the fourth quarter of the fiscal year ended December 28, 2019, the Company rebranded centers marketed under the name Rainbow Child Care Center to KinderCare Learning Centers and fully impaired the finite-lived intangible asset consisting of the Rainbow Child Care Center trade name. Impairment of finite-lived intangible assets was $4.1 million for the fiscal year ended January 2, 2021 and $0.9 million for the fiscal year ended December 28, 2019, which is included in impairment losses on the consolidated statements of operations and comprehensive income (loss).

As part of the Company’s annual impairment test, the Company performed a quantitative fair value measurement calculation for indefinite-lived trade names utilizing the relief-from-royalty method during the fourth quarter of the fiscal year ended January 1, 2022. The relief-from-royalty method assumes trade names have value to the extent the owner is relieved of the obligation to pay royalties for the benefits received from them. This method requires a projection of future revenue attributable to the services using the trade name, the appropriate royalty rate, and the weighted average cost of capital. Based on this analysis, the Company determined that the carrying values of the indefinite-lived intangible assets do not exceed fair value. There was no impairment of indefinite-lived intangible assets during the fiscal years ended January 1, 2022, January 2, 2021, or December 28, 2019.

Amortization expense of finite-lived intangible assets was $8.8 million for the fiscal year ended January 1, 2022, $11.9 million for the fiscal year ended January 2, 2021, and $23.1 million for the fiscal year ended December 28, 2019, which is included in depreciation and amortization on the consolidated statements of operations and comprehensive income (loss). Estimated future fiscal year amortization expense for finite-lived intangible assets is as follows (in thousands):

2022	$7,845
2023	7,112
2024	7,018
2025	6,626
2026	6,078
Thereafter	32,950

$67,629

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities included the following (in thousands):

	January 1, 2022	January 2, 2021
Accounts payable	$47,860	$39,713
Accrued compensation and related expenses	67,098	45,119
Accrued property and other taxes	18,599	16,950
Deferred employer payroll tax	13,093	12,413
Accrued interest	427	719
Other	2,108	1,598

Total accounts payable and accrued liabilities	$149,185	$116,512

10.	OTHER CURRENT LIABILITIES

Other current liabilities included the following (in thousands):

	January 1, 2022	January 2, 2021
Self-insurance obligations	$22,351	$19,577
Promissory notes	11,028	3,302
Deferred grants	7,991	4,491
Long-term incentive plan	3,866	1,979
Accrued income taxes	3,627	—
Financing lease obligations	1,676	1,595
Interest rate derivative contracts	—	9,078
Other	1,710	1,970

Total other current liabilities	$52,249	$41,992

11.	FAIR VALUE MEASUREMENTS

Investments held for the Deferred Compensation Plan—The Company records the fair value of the investments held for the deferred compensation plan in other assets. The investments consist of mutual funds and other assets with fair values that can be corroborated by prices for similar assets. The asset is offset by a corresponding equal liability included in other long-term liabilities. The carrying value of these investments approximates fair value.

Goodwill, Indefinite-Lived Intangible Assets, and Long-Lived Assets—Fair value assessments of the reporting unit and the reporting unit’s net assets, which are performed for goodwill and indefinite-lived intangible asset impairment tests, are considered a Level 3 measurement due to the significance of unobservable inputs developed using company-specific information. Similarly, long-lived assets are also considered a Level 3 measurement, as the Company typically estimates fair value of these assets using discounted cash flows which are based on unobservable inputs including future cash flow projections and discount rate assumptions.

The Company measures certain long-lived assets at fair value on a nonrecurring basis when events occur that indicate an asset group may not be recoverable. If the carrying amount of an asset group is not recoverable, an impairment charge is recorded to reduce the carrying amount by the excess over its fair value. Refer to Note 5, Leases, Note 7, Property and Equipment, and Note 8, Goodwill and Intangible Assets, for additional information regarding the Company’s long-lived assets, goodwill, and intangible assets.

Derivative Financial Instruments—Derivative financial instruments include interest rate derivative contracts. The fair value of derivative financial instruments is determined using observable market inputs such as quoted prices for similar instruments, forward pricing curves, and interest rates, and considers nonperformance risk of the Company and its counterparties, as such derivative financial instruments are considered a Level 2 investment. The Company’s derivative financial instruments are subject to master netting arrangements that allow for the offset of assets and liabilities in the event of default or early termination of the contracts. The Company elects to record its derivative financial instruments at their net fair value on the consolidated balance sheets. The interest rate derivative contracts expired in December 2021. Refer to Note 10, Other Current Liabilities, and Note 14, Risk Management and Derivatives, for additional information regarding the Company’s derivative financial instruments.

Long-Term Debt—The Company records long-term debt on the consolidated balance sheets at adjusted cost, net of unamortized issuance costs. The estimated fair value of the first lien term loan is $1,119.6 million as of January 1, 2022 and $1,095.5 million as of January 2, 2021 and is based on mid-point prices, or prices for similar instruments from active markets, on the balance sheet date. As such, the first lien term loan is classified as Level 2.

The estimated fair value of the first lien notes is $64.1 million and $58.0 million as of January 1, 2022 and January 2, 2021, respectively, and is based on current market rates for the first lien term loan, or prices for similar instruments from active markets, on the balance sheet date. There were no outstanding borrowings on the first lien revolving facility as of January 1, 2022 and January 2, 2021. Given the short-term nature of outstanding obligations on the first lien revolving credit facility, the carrying value approximates fair value. Judgment is required to develop these estimates. As such, the first lien notes and the first lien revolving credit facility are classified as Level 2.

The estimated fair value of the second lien term loan is $225.5 million as of January 1, 2022 and $207.8 million as of January 2, 2021, and is based on a series of unobservable inputs and requires significant judgement from management. As such, it has been classified as Level 3.

Refer to Note 12, Long-Term Debt, for additional information regarding the Company’s long-term debt.

Other Financial Instruments—The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate fair value due to the short-term nature of these assets and liabilities.

There were no transfers into, out of, or between levels within the fair value hierarchy during any of the periods presented.

12.	LONG-TERM DEBT

Long-term debt included the following (in thousands):

	January 1, 2022	January 2, 2021
First lien	$1,136,035	$1,147,807
Second lien	210,000	210,000
First lien notes	56,328	51,214
Accrued interest on first lien notes	—	1,203
Debt issuance costs, net	(15,161)	(20,010)

Total debt, net	1,387,202	1,390,214
Current portion of long-term debt	(11,772)	(11,772)

Long-term debt, net	$1,375,430	$1,378,442

Credit Agreements—The Company’s $1,525.0 million senior credit facilities consist of a $1,200.0 million first lien term loan (the “First Lien”), a $115.0 million first lien revolving credit facility (the “Revolver”), and a $210.0 million second lien term loan (the “Second Lien”).

In June 2020, the Company entered into an amendment to the First Lien Credit Agreement to temporarily modify the calculation of the First Lien net leverage ratio financial covenant as well as require a minimum liquidity financial covenant. Under the amendment, the Company shall not permit liquidity, defined as cash and cash equivalents plus the unused portion of the Revolver, to be less than $30.0 million as of the last day of each month. The minimum liquidity financial covenant will be in effect until the earlier of the fiscal quarter ending April 2, 2022 or the date upon which the Company elects to convert back to the calculation of the First Lien net leverage ratio financial covenant prior to the amendment.

The First Lien bears interest at either Alternate Base Rate (“ABR”) plus 2.75% per annum or Adjusted Eurocurrency Rate (“AER”) plus 3.75% per annum. The ABR is the higher of either the Lender’s Prime Rate, 0.50% in excess of the Federal Funds Effective Rate, or 1.00% plus the AER, subject to a 2.0% floor. The AER is the three-month LIBOR, adjusted for the Eurocurrency Reserve Percentage, when in effect, subject to a 1.0% floor. Principal payments of $2.9 million and interest are payable in arrears on the last business day of each March, June, September, and December, with the final payment of the remaining principal balance due February 2025 when the First Lien matures.

The applicable rates for borrowing under the Revolver reference a pricing grid based on the Company’s consolidated net leverage ratio. The pricing grid is the ABR plus between 2.25% and 2.75% per annum or the AER plus between 3.25% and 3.75% per annum. Interest on borrowings under the Revolver is payable in arrears on the last business day of each March, June, September, and December. The Revolver matures in August 2023.

The First Lien Credit Agreement allows for letters of credit to be drawn against the current borrowing capacity of the Revolver, capped at $80.0 million. The Company pays fees on the outstanding balance of letters of credit at an annual rate between 3.25% and 3.75% plus a fronting fee of 0.125%. The Company is also required to pay fees of between 0.38% and 0.50% on the unused portion of the Revolver.

In November 2021, the Company entered into an amendment to the First Lien Credit Agreement. Pursuant to the amendment, upon completion of an Initial Public Offering prior to May 3, 2022, the Revolver capacity will increase to $200.0 million and the cap on the amount of letters of credit that can be drawn against the current borrowing capacity of the Revolver will increase to $100.0 million. The maturity date of the Revolver will be extended to the shorter of five years from the effective date or 91 days prior to the First Lien maturity date. The pricing grid for borrowing rates will be amended to the ABR plus between 1.50% and 2.00% per annum, the AER plus between 2.50% and 3.00% per annum, or the Risk-Free Rate (“RFR”) plus between 2.50% and 3.00%. The RFR is the higher of the Sterling Overnight Index Average rate or 0%. The required fee on the unused portion of the Revolver will be amended to between 0.25% and 0.5%. The quarterly maximum First Lien net leverage ratio will be amended to be required to be tested only if, on the last day of each fiscal quarter, the amount of revolving loans outstanding under the Revolver, excluding all letters of credit, exceeds 35% of total revolving commitments on such date. Additionally, the June 2020 amendment to the First Lien Credit Agreement will be terminated, eliminating the minimum liquidity financial covenant and converting back to the calculation of the First Lien net leverage ratio prior to the amendment.

The Second Lien bears interest at either the ABR plus 7.25% per annum or the AER plus 8.25% per annum. Interest on the Second Lien is payable in arrears each March 31, June 30, September 30, and December 31. The Second Lien matures in August 2025.

The effective interest rate was 4.75% on the First Lien, 9.25% on the Second Lien, 6.00% on the outstanding borrowings under the Revolver, 3.75% on outstanding letters of credit, and 0.50% on the unused portion of the Revolver as of January 1, 2022.

The weighted average interest for the First Lien was 4.75% and 5.25% for the fiscal years ended January 1, 2022 and January 2, 2021, respectively. The weighted average interest for the Second Lien was 9.25% and 9.89% for the fiscal years ended January 1, 2022 and January 2, 2021, respectively. The weighted average interest for the Revolver was 6.00% and 6.44% for the fiscal years ended January 1, 2022 and January 2, 2021, respectively.

There were no outstanding borrowings on the Revolver as of January 1, 2022 and January 2, 2021. As of January 1, 2022, the Company had an available borrowing capacity of $48.2 million after giving effect to the outstanding letters of credit of $66.8 million. As of January 2, 2021, the Company had an available borrowing capacity of $55.9 million after giving effect to the outstanding letters of credit of $59.1 million.

All obligations under the First Lien Credit Agreement and Second Lien Credit Agreement, collectively (the “Credit Agreements”) are secured by substantially all the assets of the Company and its subsidiaries. The Credit Agreements contain various financial and nonfinancial loan covenants and provisions. Under the First Lien Credit Agreement, the financial loan covenant is a quarterly maximum First Lien net leverage ratio, to be tested only if, on the last day of each fiscal quarter, the amount of revolving loans and letters of credit outstanding under the Revolver (excluding undrawn letters of credit not to exceed $40.0 million) exceeds 30% of total revolving commitments on such date. As this threshold was not met as of January 1, 2022, the quarterly maximum First Lien net leverage ratio financial covenant was not in effect. The minimum liquidity financial covenant requires that the Company shall not permit liquidity to be less than $30.0 million as of the last day of each month. Nonfinancial loan covenants restrict the Company’s ability to, among other things, incur additional debt; make fundamental changes to the business; make certain restricted payments, investments, acquisitions, and dispositions; or engage in certain transactions with affiliates. As of January 1, 2022, the Company was in compliance with the covenants of the Credit Agreements.

An annual calculation of excess cash flows, at the end of the Company’s fiscal year, determines if the Company will be required to make a mandatory prepayment on the First Lien. Mandatory prepayments would reduce future required quarterly principal payments. After satisfying all obligations under the First Lien Credit Agreement, an annual calculation of excess cash flows, at the end of the Company’s fiscal year, determines whether the Company will be required to make a mandatory prepayment on the Second Lien. The excess cash flow calculation required as of January 1, 2022, did not require a mandatory prepayment on the First or Second Lien.

The Company did not incur debt issuance costs during the fiscal year ended January 1, 2022 and incurred debt issuance costs of $0.1 million during the fiscal year ended January 2, 2021, and $0.4 million during the fiscal year ended December 28, 2019 related to the Credit Agreements. These costs are being amortized over the terms of the related debt instruments and amortization expense is included within interest expense on the consolidated statements of operations and comprehensive income (loss).

First Lien Notes—In July 2020, the Company entered into the First Lien Note Purchase Agreement in which $50.0 million in senior secured notes (the “First Lien Notes”) were issued to the members of KC

Parent. The First Lien Notes bear interest at either ABR plus 7.50% per annum or AER plus 8.50% per annum. The ABR is the higher of either the Lender’s Prime Rate, 0.50% in excess of the Federal Funds Effective Rate, or 1.00% plus the AER, subject to a 2.00% floor. The AER is the three-month LIBOR, adjusted for the Eurocurrency Reserve Percentage, when in effect, subject to a 1.00% floor. Interest is payable in arrears on either the last business day of each March, June, September, and December when the ABR option is in effect or every three months commencing with October 6, 2020 when the AER option is in effect. At the election of the Company, accrued interest may be paid-in-kind and added to the principal amount. The principal balance is due in February 2025.

The effective interest rate was 9.50% on the First Lien Notes as of January 1, 2022 with the AER option in effect. The weighted average interest for the First Lien Notes was 9.50% for both fiscal years ended January 1, 2022 and January 2, 2021. The Company did not incur debt issuance costs during the fiscal year ended January 1, 2022 and incurred debt issuance costs of $1.3 million during the fiscal year ended January 2, 2021 in connection with the First Lien Notes.

Accrued interest on the First Lien Notes is classified with long-term debt when the Company has the intent to elect the paid-in-kind option for interest payments. The Company elected to capitalize the First Lien Notes interest of $5.1 million during the fiscal year ended January 1, 2022. As of January 1, 2022, the Company does not intend to elect the paid-in-kind option for future interest payments, and as such, $1.3 million of accrued interest is included in related party payables on the consolidated balance sheets.

All obligations under the First Lien Note Purchase Agreement are secured by substantially all the assets of the Company and its subsidiaries. The obligations rank equally in right of payment with the First Lien Credit Agreement. The First Lien Note Purchase Agreement contains various nonfinancial loan covenants and provisions. Nonfinancial loan covenants restrict the Company’s ability to, among other things, incur additional debt; make fundamental changes to the business; make certain restricted payments, investments, acquisitions, and dispositions; or engage in certain transactions with affiliates.

The following table presents the amount of amortization expense of debt issuance costs (in thousands):

	Year Ended January 1, 2022	Year Ended January 2, 2021	Year Ended December 28, 2019
Amortization expense of debt issuance costs	$4,849	$4,766	$4,650

Principal payments on debt for the next four fiscal years are as follows (in thousands):

2022	$11,772
2023	11,772
2024	8,829
2025	1,369,990

$1,402,363

13.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities included the following (in thousands):

	January 1, 2022	January 2, 2021
Self-insurance obligations	$24,660	$26,517
Deferred compensation plan	22,642	18,384
Financing lease liabilities	5,637	5,148
Long-term incentive plan	3,215	2,489
Deferred employer payroll tax	—	14,296
Other	1,611	1,724

Total other long-term liabilities	$57,765	$68,558

14.	RISK MANAGEMENT AND DERIVATIVES

The Company is exposed to market risks, including the effect of changes in interest rates, and uses derivatives to manage financial exposures that occur in the normal course of business. The Company does not hold or issue derivatives for trading or speculative purposes. The Company may elect to designate certain derivatives as hedging instruments under ASC 815, Derivatives and Hedging. The Company formally documents all relationships between designated hedging instruments and hedged items, as well as its risk management and strategy for undertaking hedge transactions.

Cash Flow Hedges—For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative instrument is reported as a component of other comprehensive income or loss and reclassified into current earnings in the same period during which the hedged transaction affects earnings and is presented in the same line item on the consolidated statements of operations and comprehensive income (loss) as the earnings effect of the hedged item. The Company classifies the cash flows at settlement from these designated cash flow hedges in the same category as the cash flows from the related hedged items, primarily within the cash provided by operations component of the consolidated statements of cash flows. Refer to Note 10, Other Current Liabilities and Note 11, Fair Value Measurements for further information on the fair value of derivative instruments included within the consolidated balance sheets.

In November 2015, the Company entered into two pay-fixed-receive-float forward starting interest rate swaps that began in January 2017 in order to hedge interest rate risk on a portion of the variable rate debt of the Credit Agreements. The two interest rate swap contracts expired in December 2020. The Company recognizes the amount reclassified into current earnings of the interest rate swaps in interest expense, net.

In February 2019, the Company entered into a pay-fixed-receive-float interest rate swap and an interest rate cap that commenced in April 2019 in order to hedge interest rate risk on a portion of the variable rate debt of the senior secured credit facilities. The Company is required to make quarterly premium payments of $0.1 million for the interest rate cap. Under the interest rate cap, the Company will receive variable amounts from a counterparty if interest rates rise above the strike rate on the contract. The interest rate derivative contracts expired in December 2021.

The following table presents the amounts affecting the consolidated statements of operations and comprehensive income (loss) (in thousands):

	Loss Recognized in Other Comprehensive Income (Loss)
	Year Ended January 1, 2022	Year Ended January 2, 2021	Year Ended December 28, 2019
Derivatives designated as cash flow hedges
Interest rate derivative contracts	$(251)	$(7,350)	$(14,593)

	(Gain) Loss Reclassified from Accumulated Other Comprehensive Income (Loss) into Income
	Year Ended January 1, 2022	Year Ended January 2, 2021	Year Ended December 28, 2019
Derivatives designated as cash flow hedges
Interest rate derivative contracts	$9,478	$8,427	$(1,196)

Credit Risk—The Company is exposed to credit-related losses in the event of nonperformance by counterparties to hedging instruments. The counterparties to all derivative transactions are major financial institutions with at or above investment grade credit ratings. This does not eliminate the Company’s exposure to credit risk with these institutions; however, the Company’s risk is limited to the fair value of the instruments. The Company is not aware of any circumstance or condition that would preclude a counterparty from complying with the terms of the derivative agreements and will continuously monitor the credit worthiness of all its derivative counterparties for any significant adverse changes.

15.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in accumulated other comprehensive income (loss), net of tax were as follows (in thousands):

Cash Flow Hedges
Balance at December 29, 2018	$4,008
Other comprehensive gains (losses) before reclassifications(1)	(10,663)
Reclassifications to net income of previously deferred (gains) losses(2)	(874)

Balance at December 28, 2019	(7,529)
Other comprehensive gains (losses) before reclassifications(3)	(5,371)
Reclassifications to net income of previously deferred (gains) losses(4)	6,158

Balance at January 2, 2021	(6,742)
Other comprehensive gains (losses) before reclassifications(5)	(184)
Reclassifications to net income of previously deferred (gains) losses(6)	6,926

Balance at January 1, 2022	$—

(1)	Net of tax benefit of $3,930
(2)	Net of tax expense of $322
(3)	Net of tax benefit of $1,979
(4)	Net of tax (benefit) of $(2,269)
(5)	Net of tax benefit of $67
(6)	Net of tax (benefit) of $(2,552)

16.	MEMBER’S EQUITY AND EQUITY-BASED COMPENSATION

Member Interests—The membership interests of the Company are uncertificated. All membership interests are owned by KC Parent. As a result of the January 2, 2022 conversion of KC Holdco, LLC to KinderCare Learning Companies, Inc., the current member’s equity interests converted to uncertificated shares of common stock of the Company. Refer to Note 22, Subsequent Events, for further information regarding changes to the Company’s equity composition.

KC Parent Profit Interest Units—In August 2015, the Board of Managers of KC Parent approved a profit interest units plan (“PIUs Plan”) which provides KC Parent authorization to award profit interest units (“PIUs”) to certain employees, officers, managers, directors, and other providers of services to KC Parent and its subsidiaries (collectively, “PIU Recipients”) pursuant to the terms and conditions of the PIUs Plan. The PIUs consist of Class A-1 Units, Class B-1 Units, Class B-2 Units, and Class B-3 Units and entitle PIU Recipients to share in increases in value of KC Parent from and after the date of issuance.

Pursuant to the PIUs Plan, KC Parent authorized 7.5 million Class A-1 Units, 31.6 million Class B-1 Units, 31.6 million Class B-2 Units, and 23.7 million Class B-3 Units for issuance to PIU Recipients. Class A-1 Units are fully vested upon issuance. Class B-1 Units vest over a four-year period, at 25% per annum. Upon the consummation of a sale of the Company, the vesting of all then unvested Class B-1 Units accelerate in full. Class B-2 Units and Class B-3 Units vest on the date on which certain respective performance hurdles (i.e. liquidity performance condition) are achieved but subject to the employment of PIU Recipients with the Company. Any units that are forfeited, canceled, or reacquired by KC Parent prior to vesting, are added back to the units available for issuance under the PIUs Plan.

A summary of the Incentive Units activity under the Plan is presented in the table below (units in millions):

	Class A-1 Units	Class B-1 Units	Class B-2 Units	Class B-3 Units
Nonvested at December 29, 2018	—	11.1	30.2	22.7
Granted		6.1	6.1	4.6
Repurchased		(3.7)	—	—
Vested		(2.6)	—	—
Forfeited		(1.4)	(4.8)	(3.6)

Nonvested at December 28, 2019	—	9.5	31.5	23.7
Granted		1.7	1.8	1.3
Repurchased		(0.8)	—	—
Vested		(2.1)	—	—
Forfeited		(1.2)	(2.0)	(1.5)

Nonvested at January 2, 2021	—	7.1	31.3	23.5
Granted		0.3	0.3	0.2
Repurchased		(0.1)	—	—
Vested		(2.5)	—	—
Forfeited		(0.1)	(0.3)	(0.2)

Nonvested at January 1, 2022	—	4.7	31.3	23.5

Vested at January 1, 2022	7.5	26.6	—	—

Weighted average grant date fair value per units is as follows:

	Class A-1 Units	Class B-1 Units	Class B-2 Units	Class B-3 Units
Nonvested at December 29, 2018	$—	$0.38	$0.32	$0.26
Granted		0.46	0.46	0.40
Repurchased		0.35	—	—
Vested		0.36	—	—
Forfeited		0.38	0.31	0.25

Nonvested at December 28, 2019	—	0.45	0.35	0.29
Granted		0.45	0.45	0.44
Repurchased		0.41	—	—
Vested		0.48	—	—
Forfeited		0.45	0.41	0.35

Nonvested at January 2, 2021	—	0.45	0.35	0.29
Granted		0.27	0.27	0.24
Repurchased		0.33	—	—
Vested		0.46	—	—
Forfeited		0.32	0.31	0.26

Nonvested at January 1, 2022	$—	$0.45	$0.35	$0.29

During the fiscal years ended January 1, 2022, January 2, 2021, and December 28, 2019, KC Parent granted Class B-2 Units (0.3 million, 1.8 million, and 6.1 million respectively) and Class B-3 Units (0.2 million, 1.3 million, and 4.6 million respectively) that were subject to certain performance conditions and market conditions. The performance conditions require raising Class B distribution proceeds from the Company or from a third-party in respect of their ownership or transfer to securities of an aggregate amount of Class B Proceeds equal to two times (three times in case of Class B-3 Units) of Class A contribution amount and all other capital invested by Partner Group Members. This condition was viewed as a substantive liquidity event condition. For performance conditions, equity-based compensation expense is only recognized if the performance conditions become probable to be satisfied. The Company has not recognized any compensation expenses for Class B-2 Units and Class B-3 Units because it is not probable that the performance conditions will be achieved.

The total fair value of the units vested during the fiscal years ended January 1, 2022, January 2, 2021, and December 28, 2019 were $1.1 million, $1.0 million, and $0.9 million respectively, and total repurchase liabilities paid during the fiscal years ended January 1, 2022, January 2, 2021, and December 28, 2019 were $0.2 million, $1.0 million, and $3.7 million respectively.

Valuation assumptions—The Company estimated the fair value of PIUs granted to employees and non-employees using a Monte Carlo Simulation model. The Monte Carlo Simulation model requires the use of subjective assumptions which determine the fair value of stock-based awards. Changes in the assumptions can materially affect the fair value and ultimately how much equity-based compensation expense is recognized.

The assumptions used to value grants to employees and non-employees were as follows:

	January 1, 2022	January 2, 2021	December 28, 2019
Equity value (in millions)	$1,966.5	$1,640.9	$1,599.2
Risk free interest rate	0.15%	0.10%	1.58%
Expected dividend yield	0.00%	0.00%	0.00%
Expected term	0.42 year	1 year	1.25 years
Expected volatility	40%	67%	38%

Fair value of aggregate equity

As there has been no public market for the equity of KC Parent, estimates of fair value were determined using generally accepted valuation methodologies, specifically income-based and market-based methods. The income-based method is the discounted cash flow method and the market methods include the guideline public company and market transaction methods. Weightings are adjusted over time to reflect the merits and shortcomings of each method.

Expected term

For employee awards, the Company calculates the expected term based on the expected time to a liquidity event.

Expected volatility

As the Company has been privately held since inception, there is no specific historical or implied volatility information available. Accordingly, the Company estimates the expected volatility on the historical stock volatility of a group of similar companies that are publicly traded over a period equivalent to the expected term of the equity-based awards.

Risk-free interest rate

The risk-free interest rate is based on the U.S. constant maturity rates with remaining terms similar to the expected term of the PIUs.

Expected dividend yield

The Company does not expect to declare a dividend to shareholders in the foreseeable future.

Equity-Based Compensation Expense

Equity-based compensation expense during the fiscal years ended January 1, 2022, January 2, 2021, and December 28, 2019 was $0.9 million, $1.5 million, and $3.6 million respectively, and was recognized in selling, general, and administrative expense on the consolidated statements of operations and comprehensive income (loss).

On November 4, 2021, the terms of the Class B-1 Units, Class B-2 Units, and Class B-3 Units issued to 17 employees were modified to increase the strike price as follows (units and prices in millions):

	Number of Employees	Class B-1 Units	Class B-2 Units	Class B-3 Units	Original Strike Price	Revised Strike Price
Q3 2016	3	0.11	0.11	0.08	$695.0	$799.7
Q4 2016	12	1.24	1.24	0.94	695.0	928.1
Q1 2017	1	0.15	0.15	0.11	695.0	1,072.4
Q2 2017	1	0.02	0.02	0.01	695.0	1,126.9

Total	17	1.52	1.52	1.14

This was accounted for as an equity award modification under ASC Topic 718. The Company determined that the fair value of the modified units on the date of the modification was less than the fair value of the original units immediately prior to the modification. Therefore, the modification did not lead to the recognition of additional compensation costs or a change in unrecognized compensation costs.

Total unrecognized equity-based compensation expense for Class B-1 Units as of January 1, 2022 was $1.1 million which will be recognized over the remaining weighted average vesting period of 1.3 years. Total unrecognized equity-based compensation expense for Class B-2 Units and B-3 Units as of January 1, 2022 was $17.7 million which will be recognized once certain respective performance hurdles are achieved.

17.	NET INCOME (LOSS) PER MEMBER’S INTEREST UNIT

Net income (loss) per member’s interest unit is computed by dividing net income (loss) by the weighted average number of outstanding member’s interest units. Basic and diluted net income (loss) per member’s interest unit was the same for each period presented as the Company does not have any instruments outstanding that are considered potential units of member’s interest. Refer to Note 22, Subsequent Events, for further information regarding changes to member’s interest units.

The calculation of basic and diluted net income (loss) per member’s interest unit for the fiscal years ended January 1, 2022, January 2, 2021, and December 28, 2019 is set forth in the table below (in thousands, except per unit amounts):

	Year Ended January 1, 2022	Year Ended January 2, 2021	Year Ended December 28, 2019
Numerator:
Net income (loss)	$88,409	$(129,496)	$(29,141)

Net income (loss) attributable to member’s interest unit holders	$88,409	$(129,496)	$(29,141)

Denominator:
Weighted average number of outstanding member’s interest units, basic and diluted	757,614	727,838	706,664

Net income (loss) attributable to member’s interest unit holders per unit, basic and diluted	$0.12	$(0.18)	$(0.04)

18.	EMPLOYEE BENEFIT PLANS

401(k) Plan—Certain employees are eligible to enroll in the KinderCare Education Savings and Investment Plan (the “401(k) Plan”) on the first of the month following 30 days from their date of hire and can contribute between 1% and 100% of pay up to the IRS maximum allowable. The Company will match 40 cents for each dollar contributed on the first 5% of compensation. Employer matching contributions vest evenly at 20% over a five-year period.

Non-Qualified Deferred Compensation Plan—The Company offers highly compensated employees who are excluded from participating in the 401(k) Plan the ability to participate in the KinderCare Education, LLC Nonqualified Deferred Compensation Plan (the “NQDC Plan”). The NQDC Plan allows employees to defer between 1% and 80% of base and annual bonus compensation. The Company will match 40 cents for each dollar contributed on the first 5% of compensation. All contributions are deferred into the NQDC Plan held by the Company. Employer matching contributions are fully vested immediately upon deferral into the NQDC Plan.

Employer matching contribution expense for the 401(k) Plan and the NQDC Plan totaled $4.2 million for the fiscal year ended January 1, 2022, $3.4 million for the fiscal year ended January 2, 2021, and $4.0 million in the fiscal year ended December 28, 2019.

19.	INCOME TAXES

The provision for income taxes is comprised of the following (in thousands):

	Year Ended January 1, 2022	Year Ended January 2, 2021	Year Ended December 28, 2019
Current:
Federal	$206	$150	$105
State	7,244	971	862

Total current expense	7,450	1,121	967

Deferred:
Federal	21,597	(36,076)	(7,297)
State	(989)	(4,343)	(1,758)

Total deferred expense (benefit)	20,608	(40,419)	(9,055)

Total income tax expense (benefit)	$28,058	$(39,298)	$(8,088)

The Company has no foreign income tax requirements. The provision for income taxes solely relates to domestic expense. The reconciliation between the provision for income taxes at the federal statutory rate and the effective tax rate is as follows (in thousands):

	Year Ended January 1, 2022	Year Ended January 2, 2021	Year Ended December 28, 2019
Federal tax expense (benefit) at statutory rate	$24,458	$(35,447)	$(7,819)
State and local income tax expense (benefit)	6,901	(9,211)	(1,581)
Change in valuation allowance	(3,327)	5,270	540
Federal tax credits	(1,248)	(807)	(1,091)
Nondeductible compensation	245	400	990
Other nondeductible expenses	208	203	176
Nondeductible fringe benefits	81	298	1,013
Change to uncertain tax positions	(47)	185	127
Nondeductible professional fees	—	—	568
Other	787	(189)	(1,011)

Total income tax expense (benefit)	$28,058	$(39,298)	$(8,088)

The Company’s effective tax rate was 24.1% for the fiscal year ended January 1, 2022, 23.3% for the fiscal year ended January 2, 2021, and 21.7% for this fiscal year ended December 28, 2019.

Deferred tax assets and liabilities consist of the following (in thousands):

	January 1, 2022	January 2, 2021
Deferred tax assets:
Lease obligations	$400,678	$392,262
Net operating loss and credit carryforwards	21,259	50,697
Compensation payments	19,135	11,960
Interest and financing costs	14,012	13,697
Self-insurance obligations	12,495	12,122
Deferred employer payroll tax	3,525	7,192
Deferred rent	103	938
Accumulated other comprehensive income	—	2,484
Other	800	4,146

Deferred tax assets	472,007	495,498
Valuation allowance	(2,923)	(6,250)

Total deferred tax assets, net	469,084	489,248

Deferred tax liabilities:
Right-of-use assets	(377,035)	(367,140)
Intangible assets	(116,781)	(120,513)
Property and equipment	(21,889)	(25,098)

Total deferred tax liabilities	(515,705)	(512,751)

Deferred income taxes, net	$(46,621)	$(23,503)

The Company had $22.5 million and $151.4 million of federal net operating loss carryforwards and $13.6 million and $12.7 million of federal general business tax credit carryforwards as of January 1, 2022 and January 2, 2021, respectively. The Company had $40.1 million and $102.7 million of state and local net operating loss carryforwards as of January 1, 2022 and January 2, 2021, respectively. None of the federal net operating loss carryforwards have an expiration term. General business tax credit carryforwards expire in years commencing in 2031 through 2041. State net operating loss carryforwards expire in years commencing in 2028 through 2041.

The Company considers all available positive and negative evidence when assessing the carrying amount of its deferred tax assets. Evidence includes the anticipated impact on future taxable income arising from the reversal of temporary differences, actual operating results for the trailing 12 quarters, the ongoing assessment of financial performance, the impact of tax legislation, and available tax planning strategies, if any, that management considers prudent and feasible.

Based on the results of this assessment, taxable income generated during the fiscal year ended January 1, 2022 has resulted in the utilization of a significant portion of state net operating loss carryforwards, against which a valuation allowance had been previously recorded. The valuation allowance was $2.9 million and $6.3 million as of January 1, 2022 and January 2, 2021, respectively. The Company will continue to reassess the carrying amount of its deferred tax assets.

The eventual utilization of the Company’s net operating loss and tax credit carryforwards can be subject to a substantial annual limitation due to the ownership change limitations provided by Sections 382 and 383 of the Internal Revenue Code and similar state provisions. Should cumulative stock ownership changes among material stockholders exceed fifty percent during any rolling three-year period, the use of net operating losses, tax credits and certain other potential deductions may be limited, resulting in the potential expiration of these tax attributes before they can be utilized. Management currently believes that these rules will not limit utilization of the carryforwards before they expire.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at December 29, 2018	$648
Gross decreases in tax positions for prior years	(7)
Gross increases in tax positions for current year	174
Gross decreases in tax positions for current year	(60)

Balance at December 28, 2019	755
Gross increases in tax positions for prior years	44
Gross increases in tax positions for current year	124

Balance at January 2, 2021	923
Gross decreases in tax positions for prior years	(80)
Gross increases in tax positions for current year	7

Balance at January 1, 2022	$850

As of January 1, 2022, total gross unrecognized tax benefits, excluding related interest and penalties, of $1.0 million would affect the Company’s effective tax rate if recognized in future periods. The Company does not anticipate any significant changes related to uncertain tax positions in the next 12 months. The liability for uncertain tax positions is included in other long-term liabilities on the consolidated balance sheets.

The Company recognizes accrued interest and penalties related to uncertain tax positions in federal and state income tax expense. There were no material amounts related to interest and penalties for uncertain tax positions for all periods presented. The Company is no longer subject to examination by tax authorities for years before 2011.

20.	COMMITMENTS AND CONTINGENCIES

Litigation—The Company is subject to claims and litigation arising in the ordinary course of business. The Company believes the recorded reserves in the accompanying consolidated financial statements are adequate in light of the probable and estimable liabilities. The Company believes that none of the claims or litigation of which it is aware will materially affect the consolidated financial statements, although assurance cannot be given with respect to the ultimate outcome of any such claims or actions.

21.	RELATED PARTY TRANSACTIONS

Management Services Agreement—In August 2015, the Company entered into a management services agreement with Partners Group (USA), Inc. (“Partners Group”), a related party of the Company’s ultimate parent, pursuant to which Partners Group agrees to provide certain management and advisory services to the Company on an ongoing basis for an annual management fee of $4.9 million payable in equal quarterly installments. Management services expense is included in selling, general, and administrative expenses on the consolidated statements of operations and comprehensive income (loss).

KC Parent LLC Agreement—Pursuant to the KC Parent LLC Agreement, executed in August 2015, KC Parent has authorization to issue member interests in KC Parent to certain employees and directors of the Company, which consist of Class A Units. There was no Class A Unit activity as it pertains to employees and directors of the Company in the fiscal years ended January 1, 2022, January 2, 2021, and December 28, 2019. As of January 1, 2022 and January 2, 2021, KC Parent had 13.9 million units outstanding related to current and former employees and directors of the Company, which represented $15.3 million in member interests.

In July 2020, pursuant to the amended KC Parent LLC Agreement, KC Parent authorized and issued 50.0 million Class C Preferred Units for a purchase price of $50.0 million to the members of KC Parent. Out of the Class C Preferred Units issued, 1.0 million units were issued to certain employees and directors of the Company for a purchase price of $1.0 million. Upon issuance of the Class C Preferred Units, KC Parent made a contribution of $25.0 million to the Company during the fiscal year ended January 2, 2021. KC Parent made an additional contribution of $23.3 million to the Company during the fiscal year ended January 1, 2022.

Lease Agreements—The Company is the lessee in several lease agreements in which a member of KC Parent has ownership interest in the lessor entities. The leases are managed by related parties Rainbow Rascals Management Company, LLC, EIG14T Fund I, LLC, EIG14T Fund II, LLC, or Pat & Sons Consolidated, LLC and range in terms from one to 15 years. Rent expense is included in cost of services and selling, general, and administrative expenses on the consolidated statements of operations and comprehensive income (loss).

Development Agreement—In August 2018, the Company entered into a Development Agreement with 814 CRE, LLC in which a member of KC Parent has ownership interest. The Development Agreement engages the entity to locate sites and construct approved centers that will be leased to the Company. The Company incurred $0.3 million and $1.2 million for capitalizable costs related to new center development under the Development Agreement during the fiscal years ended January 1, 2022 and January 2, 2021, respectively.

First Lien Notes—In July 2020, the Company entered into the First Lien Note Purchase Agreement in which $50.0 million in senior secured notes were issued to the members of KC Parent. Refer to Note 12, Long-Term Debt, for more detail surrounding the First Lien Notes.

The table below details the Company’s net amounts due to unconsolidated related parties as included within related party payables on the consolidated balance sheets (in thousands):

	January 1, 2022	January 2, 2021
Accrued interest on first lien notes	$1,308	$—
Partners Group management services	—	4,865

Total related party payables	$1,308	$4,865

The table below details the Company’s expenses recognized from unconsolidated related parties (in thousands):

	Year Ended January 1, 2022	Year Ended January 2, 2021	Year Ended December 28, 2019
Partners Group management services	$4,865	$4,865	$4,865
Related parties rent	23,784	20,072	19,944

The table below represents future fiscal year minimum fixed payments under non-cancelable operating leases with related parties, not including unexercised renewal options, real estate taxes, insurance, utilities, and maintenance costs, (in thousands):

Related Party Leases
2022	$23,852
2023	23,928
2024	23,924
2025	22,102
2026	20,889
Thereafter	156,018

$270,713

22.	SUBSEQUENT EVENTS

Name Change and Conversion to a C-Corporation

On January 2, 2022, KC Holdco, LLC converted from a Delaware limited liability company to a Delaware corporation and changed its name to KinderCare Learning Companies, Inc. with 100 authorized shares of common stock, par value $0.01 per share. As a result of this conversion, the equity interests in KC Holdco, LLC held by KC Parent, LLC were converted into 10 uncertificated shares of common stock of the Company.

Increase in Authorized Capital and Stock Split

On February 18, 2022, the Certificate of Incorporation of the Company was amended and restated to:

•

authorize three separate classes of stock: (i) shares of Class A common stock, $0.0001 par value per share; (ii) shares of Class B common stock, $0.0001 par value per share; and (iii) shares of common stock, $0.01 par value per share.

•

increase the authorized number of shares of all classes of stock to 1,700,000,000 shares, consisting of 1,300,000,000 shares of Class A common stock, 200,000,000 shares of Class B common stock, and 200,000,000 shares of common stock.

•

effect a reclassification of each share of the Company’s common stock, par value $0.01 per share, then issued and outstanding into 79,067,276 shares of Class A common stock, par value $0.0001 per share. As a result of this reclassification, the 10 uncertificated shares of common stock then held by KC Parent, LLC automatically became 790,672,760 uncertificated shares of Class A common stock.

All member’s interest units and per member’s interest unit information in the accompanying financial statements and footnotes has been retroactively adjusted for the effects of the reclassification for all periods presented.

2022 Incentive Award Plan

On February 17, 2022, the Company’s Board of Directors approved the 2022 Incentive Award Plan (the “2022 Plan”) which allows the Company to make equity-based awards to its employees, consultants, or directors. The Company reserved up to 107,819,012 Class B shares of common stock for issuance under the 2022 Plan.

On February 23, 2022, the Company granted 7.6 million Options and 4.3 million RSUs to certain employees and directors with service-based vesting conditions. The service-based vesting condition is generally met over a four-year period for employees and a one-year period for directors.

The Company has no other subsequent events to report as evaluated through March 9, 2022, the date the financial statements were available to be issued.

KinderCare Learning Companies, Inc.

(Formerly KC Holdco, LLC)

Condensed Consolidated Balance Sheets

(Unaudited)

(In thousands, except share data)

	April 2, 2022	January 1, 2022
Assets
Current assets:
Cash and cash equivalents	$311,162	$177,248
Accounts receivable, net	60,910	73,617
Prepaid expenses and other current assets	64,365	53,378

Total current assets	436,437	304,243
Property and equipment, net	309,561	307,788
Goodwill	992,302	992,302
Intangible assets, net	431,762	433,929
Operating lease right-of-use assets	1,379,848	1,394,023
Other assets	36,811	37,276

Total assets	$3,586,721	$3,469,561

Liabilities and Shareholder’s and Member’s Equity
Current liabilities:
Accounts payable and accrued liabilities	$164,372	$149,185
Related party payables	1,293	1,308
Current portion of long-term debt	11,772	11,772
Operating lease liabilities—current	127,337	127,011
Deferred revenue	42,694	38,703
Other current liabilities	71,419	52,249

Total current liabilities	418,887	380,228
Long-term debt, net	1,318,178	1,319,978
Long-term indebtedness to related party, net	55,521	55,452
Operating lease liabilities—long-term	1,341,884	1,353,910
Deferred income taxes, net	64,973	46,621
Other long-term liabilities	58,669	57,765

Total liabilities	3,258,112	3,213,954

Shareholder’s and Member’s Equity:
Common stock, 790,672,760 shares issued and outstanding as of April 2, 2022; No shares issued and outstanding as of January 1, 2022	79	—
Additional paid-in capital and member’s interests	455,603	454,233
Accumulated deficit	(127,073)	(198,626)

Total shareholder’s and member’s equity	328,609	255,607

Total liabilities and shareholder’s and member’s equity	$3,586,721	$3,469,561

See accompanying Notes to Condensed Consolidated Financial Statements

KinderCare Learning Companies, Inc.

(Formerly KC Holdco, LLC)

Condensed Consolidated Statements of Operations and

Comprehensive Income (Loss)

(Unaudited)

(In thousands, except per share/unit data)

	For the Three Months Ended
	April 2, 2022	April 3, 2021
Revenue	$497,532	$400,262
Operating expenses
Cost of services (excluding depreciation and impairment)	305,532	340,981
Depreciation and amortization	19,455	20,020
Selling, general, and administrative expenses	52,828	40,685
Impairment losses	4,128	621

Total operating expenses	381,943	402,307

Income (loss) from operations	115,589	(2,045)
Interest expense, net	21,958	23,972
Other expense (income), net	54	(212)

Income (loss) before income taxes	93,577	(25,805)
Income tax expense (benefit)	22,024	(6,427)

Net income (loss)	$71,553	$(19,378)

Other comprehensive income (loss), net of tax:
Change in net gains on cash flow hedges	—	1,613

Total comprehensive income (loss)	$71,553	$(17,765)

Net income (loss) per common share/member’s interest unit:
Basic	$0.09	$(0.03)
Diluted	$0.09	$(0.03)
Weighted average number of common shares/member’s interest units outstanding:
Basic	790,673	750,181
Diluted	790,792	750,181

See accompanying Notes to Condensed Consolidated Financial Statements

KinderCare Learning Companies, Inc.

(Formerly KC Holdco, LLC)

Condensed Consolidated Statements of Shareholder’s and Member’s Equity

(Unaudited)

(In thousands)

	Common Stock		Additional Paid-in Capital and Member’s Interests	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholder’s and Member’s Equity
	Shares	Amount
Balance as of January 2, 2021	—	$—	$430,062	$(6,742)	$(287,035)	$136,285
Equity-based compensation			310			310
Other comprehensive income				1,613		1,613
Net loss					(19,378)	(19,378)

Balance as of April 3, 2021	—	$—	$430,372	$(5,129)	$(306,413)	$118,830

	Common Stock		Additional Paid-in Capital and Member’s Interests	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholder’s and Member’s Equity
	Shares	Amount
Balance as of January 1, 2022	—	$—	$454,233	$—	$(198,626)	$255,607
Conversion of member’s interest units to common stock	790,673	79	(79)			—
Equity-based compensation			1,449			1,449
Net income					71,553	71,553

Balance as of April 2, 2022	790,673	$79	$455,603	$—	$(127,073)	$328,609

See accompanying Notes to Condensed Consolidated Financial Statements

KinderCare Learning Companies, Inc.

(Formerly KC Holdco, LLC)

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	For the Three Months Ended
	April 2, 2022	April 3, 2021
Operating activities:
Net income (loss)	$71,553	$(19,378)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	19,455	20,020
Impairment losses	4,128	621
Change in deferred taxes	18,352	(6,565)
Amortization of debt issuance costs	1,212	1,212
Equity-based compensation	1,844	310
Interest paid-in-kind	—	1,259
Gain on disposal of property and equipment	(38)	(46)
Changes in assets and liabilities, net of effects of acquisitions:
Accounts receivable	12,707	(4,769)
Prepaid expenses and other current assets	(10,987)	(11,021)
Other assets	300	(722)
Accounts payable and accrued liabilities	12,858	20,086
Leases	(296)	(1,677)
Deferred revenue	3,991	3,089
Other current liabilities	23,355	3,361
Other long-term liabilities	940	1,346
Related party payables	(15)	1,216

Cash provided by operating activities	159,359	8,342

Investing activities:
Purchases of property and equipment	(17,393)	(10,600)
Payment for acquisitions, net of cash proceeds	—	(8,507)
Proceeds from the disposal of property and equipment	65	46

Cash used in investing activities	(17,328)	(19,061)

Financing activities:
Principal payments of long-term debt	(2,943)	(2,943)
Payments of financing lease obligations	(429)	(434)
Repayments of promissory notes	(4,745)	—

Cash used in financing activities	(8,117)	(3,377)

Net change in cash, cash equivalents, and restricted cash	133,914	(14,096)
Cash, cash equivalents, and restricted cash at beginning of period	181,248	57,235

Cash, cash equivalents, and restricted cash at end of period	$315,162	$43,139

See accompanying Notes to Condensed Consolidated Financial Statements

KinderCare Learning Companies, Inc.

(Formerly KC Holdco, LLC)

Condensed Consolidated Statements of Cash Flows (cont.)

(In thousands)

	For the Three Months Ended
	April 2, 2022	April 3, 2021
Reconciliation of cash, cash equivalents, and restricted cash to the unaudited condensed consolidated balance sheets:
Cash and cash equivalents	$311,162	$39,139
Restricted cash included within other assets	4,000	4,000

Total cash, cash equivalents, and restricted cash at end of period	$315,162	$43,139

Supplemental cash flow information:
Cash paid for interest	$20,609	$21,650
Cash (received) paid for income taxes	(119)	107
Non-cash investing and financing activities:
Property and equipment additions included in accounts payable and accrued liabilities	$5,475	$2,743
Operating right-of-use assets obtained in exchange for operating lease liabilities	19,467	48,305
Finance right-of-use assets obtained in exchange for finance lease liabilities	255	629
Conversion of member’s interest units to common stock	79	—

See accompanying Notes to Condensed Consolidated Financial Statements

KinderCare Learning Companies, Inc.

(Formerly KC Holdco, LLC)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—KC Holdco, LLC was formed in August 2017 and is a wholly-owned subsidiary of KC Parent, LLC (“KC Parent”), whose majority member is Partners Group Client Access 13, L.P. Inc. On January 2, 2022, KC Holdco, LLC converted from a Delaware limited liability company to a Delaware corporation and changed its name to KinderCare Learning Companies, Inc. (the “Company”).

The Company offers early childhood education and care programs to children ranging from six weeks through 12 years of age. Founded in 1969, the services provided include infant, toddler, preschool, kindergarten, and before- and after-school programs. The Company provides childhood education and care programs within the following categories:

Community-Based and Employer-Sponsored Early Childhood Education and Care—The Company provides early childhood education and care services, as well as back-up care primarily marketed under the names KinderCare Learning Centers and KinderCare Education at Work (“KCE at Work”). KCE at Work operates in partnership with employer sponsors under a variety of arrangements such as discounted rent, enrollment guarantees, or an arrangement whereby the center is managed by KCE at Work in return for a management fee. As of April 2, 2022, the Company provided community-based and employer-sponsored early childhood education and care services through 1,498 centers with a licensed capacity of 196,181 in 39 states and the District of Columbia.

Before- and After-School Educational Services—The Company provides before- and after-school educational services for preschool and school-age children in connection with elementary schools under the name Champions. As of April 2, 2022, Champions offered educational services through 650 sites in 28 states and the District of Columbia. These sites primarily operate at elementary school facilities.

Basis of Presentation—The unaudited condensed consolidated interim financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP” or “U.S. GAAP”) and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. All intercompany balances and transactions have been eliminated in consolidation.

The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all normal and recurring adjustments that are, in the opinion of management, necessary to present fairly the Company’s financial position, results of operations, changes in shareholder’s and member’s equity, and cash flows for the periods presented. The results of operations for the three months ended April 2, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any other future annual or interim period.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal year ended January 1, 2022 included elsewhere in this prospectus.

There have been no changes to the significant accounting policies described in the Company’s audited consolidated financial statements and related notes for the fiscal year ended January 1, 2022, other than the equity-based compensation policy and adoption of accounting pronouncements as described in the “Equity-Based Compensation” and “Recently Adopted Accounting Pronouncements” sections below.

Equity-Based Compensation—The Company accounts for profit interest units (“PIUs”), stock options, and restricted stock units (“RSUs”) (collectively, “equity-based compensation awards”) granted to employees, officers, managers, directors, and other providers of services in accordance with Accounting Standards Codification (“ASC”) 718, Compensation: Stock Compensation, by measuring the grant date fair value of the equity-based compensation awards and recognizing the resulting expense, net of estimated forfeitures, on a straight-line basis over the requisite service period during which the grantees are required to perform service in exchange for the equity-based compensation awards, which varies based on award-type. The requisite service period is reduced for the awards that provide for continued vesting upon retirement if any of the grantees are retirement eligible at the date of grant, or will become retirement eligible during the vesting period. The estimated number of awards that will ultimately vest requires judgment, and to the extent actual results, or updated estimates, differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period actual results are realized or estimates are revised.

The Company estimates the fair value of PIUs on the grant dates using the Monte Carlo option-pricing model. Additionally, the Company estimates the fair value of stock options on the grant dates using the Black-Scholes model. To measure the grant date fair value of RSUs, the Company uses the estimated common stock price as of the valuation date for equity-classified RSUs and cash-settled, liability-classified RSUs. As liability-classified RSUs are settled in cash, the Company records the corresponding liability, which is remeasured each reporting period at fair value. These valuation models require the use of highly complex and subjective assumptions. See Note 10, Shareholder’s Equity, Member’s Equity, and Equity-based Compensation for additional information related to the valuation of stock options and RSUs. Additionally, see Note 16, Member’s Equity and Equity-based Compensation within the notes to the Company’s audited consolidated annual financial statements for the fiscal year ended January 1, 2022 included elsewhere in this prospectus for additional information related to the fair value of PIUs.

Recently Adopted Accounting Pronouncements—In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)—Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. The ASU reduces the number of accounting models for convertible debt instruments and convertible preferred stock and improves the guidance related to the disclosures and earnings-per-share (EPS) for convertible instruments and contracts in an entity’s own equity. The Company adopted the guidance in the first quarter of the fiscal year ending December 31, 2022 using the modified retrospective method of adoption. The adoption of this accounting pronouncement did not have a material impact on the Company’s unaudited condensed consolidated interim financial statements.

Recently Issued Accounting Pronouncements—In March 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting (Topic 848), which provides optional expedients and exceptions for applying U.S. GAAP to contract modifications and hedging relationships, subject to meeting certain criteria that reference the London Interbank Offered Rate (“LIBOR”) or another rate that is expected to be discontinued as a result of reference rate reform. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, which clarified the scope of ASU 2020-04 indicating that certain optional expedients and exceptions included in ASU 2020-04 are applicable to derivative instruments affected by the market-wide change in interest rates used for discounting, margining, or contract price alignment. The Company’s hedging arrangements expired at the end of 2021 and therefore the Company has elected to not apply the hedge accounting expedients. The Company is currently evaluating its debt arrangements in light of the optional expedients provided by this update.

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805), which requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The guidance is effective for the

Company in the first quarter of the fiscal year ended December 30, 2023. The Company is in the process of determining the impact this ASU will have on the consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832), which enhances disclosure requirements for transactions with governmental entities to increase transparency about the types of transactions, method of accounting for the transactions, and effect of the transactions on an entity’s financial statements. The guidance is effective for the Company beginning with the annual report for the fiscal year ending December 31, 2022. The Company is in the process of determining the impact this ASU will have on the consolidated financial statements.

2.	CORONAVIRUS IMPACT

The coronavirus disease 2019 (“COVID-19”) is a worldwide pandemic that spread to the United States during the first quarter of the fiscal year ended January 2, 2021. During the early stages of the pandemic, a significant number of the Company’s early childhood education and care centers and before-and after-school sites were temporarily closed. While the majority of the Company’s temporarily closed centers and sites re-opened during the second and third quarters of the fiscal year ended January 2, 2021, the Company’s operations continue to be impacted by COVID-19. During the three months ended April 2, 2022 and April 3, 2021, the Company incurred $2.1 million and $1.0 million, respectively, in expense related to temporarily closed locations. This expense is included within cost of services on the unaudited condensed consolidated statements of operations and comprehensive income (loss).

The federal government has passed multiple stimulus packages since the onset of the pandemic, which include funding for state and governmental agencies to stabilize the childcare industry. During the three months ended April 2, 2022 and April 3, 2021, the Company recognized $11.3 million and $17.5 million, respectively, in incremental revenue from Governmental Stimulus. “Governmental Stimulus” means incremental funding arising from governmental acts relating to the COVID-19 pandemic to support the early childhood education and care services industry, including without limitation, Coronavirus Aid, Relief and Economic Security Act, the Consolidated Appropriations Act, and the American Rescue Plan Act. Additionally, the Company recognized $89.1 million and $8.5 million during the three months ended April 2, 2022 and April 3, 2021, respectively, in funding from Governmental Stimulus for reimbursement of center operating expenses, offsetting costs of services on the unaudited condensed consolidated statements of operations and comprehensive income (loss). As of April 2, 2022 and January 1, 2022, the Company had $24.4 million and $21.8, respectively, recorded in prepaid expenses and other current assets on the unaudited condensed consolidated balance sheets for amounts due from Governmental Stimulus. The federal government provided further relief options during the fiscal year ended January 2, 2021, such as the employer payroll tax deferral and employee retention credit relief, both of which the Company implemented. The Company had $12.1 million and $13.1 million in accounts payable and accrued liabilities as of April 2, 2022 and January 1, 2022, respectively, related to payroll tax deferrals recorded on the unaudited condensed consolidated balance sheets.

3.	REVENUE RECOGNITION

Contract Balances

The Company records deferred revenue when payments are received in advance of the Company’s performance under the contract, which is recognized as revenue as the performance obligation is satisfied. Payment from parents for tuition is typically received in advance on a weekly or monthly basis, in which case the revenue is deferred and recognized as the performance obligation is satisfied. The Company has the unconditional right to consideration as it satisfies the performance obligations, therefore no contract assets are recognized. During the three months ended April 2, 2022, $37.7 million was recognized as revenue related to the deferred revenue balance recorded at January 1, 2022. During the three months ended April 3, 2021, $28.5 million was recognized as revenue related to the deferred revenue balance recorded at January 2, 2021.

The Company applied the practical expedient of expensing costs incurred to obtain a contract if the amortization period of the asset is one year or less. Sales commissions are immaterial and are expensed as incurred in selling, general, and administrative expenses on the unaudited condensed consolidated statements of operations and comprehensive income (loss).

Disaggregation of Revenue

The following table disaggregates total revenue between education centers and school sites (in thousands):

	Three Months Ended
	April 2, 2022	April 3, 2021
Early childhood education centers	$472,082	$388,195
Before- and after-school sites	25,450	12,067

Total revenue	$497,532	$400,262

A portion of revenue is generated from families whose tuition is subsidized by amounts received from government agencies. Subsidy revenue, including incremental revenue associated with Governmental Stimulus, was $164.5 million and $160.1 million during the three months ended April 2, 2022 and April 3, 2021, respectively.

Performance Obligations

The transaction price allocated to the remaining performance obligations relates to services that are paid or invoiced in advance. The Company does not disclose the transaction price allocated to unsatisfied performance obligations for contracts with an original contractual period of one year or less, or for variable consideration allocated entirely to wholly unsatisfied promises that form part of a series of services. The Company’s remaining performance obligations not subject to the practical expedients are not material.

4.	LEASES

Right-of-use (“ROU”) assets and lease liabilities balances were as follows (in thousands):

	April 2, 2022	January 1, 2022
Assets:
Operating lease right-of-use assets	$1,379,848	$1,394,023
Finance lease right-of-use assets	6,282	6,447

Total lease right-of-use assets	$1,386,130	$1,400,470

Liabilities—current:
Operating lease liabilities	$127,337	$127,011
Finance lease liabilities	1,737	1,676

Total current lease liabilities	129,074	128,687

Liabilities—long-term:
Operating lease liabilities	1,341,884	1,353,910
Finance lease liabilities	5,402	5,637

Total long-term lease liabilities	1,347,286	1,359,547

Total lease liabilities	$1,476,360	$1,488,234

Finance lease ROU assets are included in other assets on the unaudited condensed consolidated balance sheets. Finance lease liabilities are shown in other current liabilities and other long-term liabilities on the unaudited condensed consolidated balance sheets.

Lease Expense

The components of lease expense were as follows (in thousands):

	Three Months Ended
	April 2, 2022	April 3, 2021
Lease expense:
Operating lease expense	$64,339	$62,028
Finance lease expense:
Amortization of right-of-use assets	421	427
Interest on lease liabilities	123	126
Short-term lease expense	1,753	2,560
Variable lease expense	13,023	11,630

Total lease expense	$79,659	$76,771

Other Information

The weighted average remaining lease term and the weighted average discount rate as of April 2, 2022 and January 1, 2022 were as follows:

	April 2, 2022	January 1, 2022
Weighted average remaining lease term (in years) (Operating)	10	10
Weighted average remaining lease term (in years) (Finance)	5	6
Weighted average discount rate (Operating)	9.3%	9.3%
Weighted average discount rate (Finance)	6.7%	6.7%

Maturity of Lease Liabilities

The following table summarizes the maturity of lease liabilities as of April 2, 2022 (in thousands):

	Finance Leases	Operating Leases	Total Leases
Remainder of 2022	$1,620	$192,375	$193,995
2023	1,799	245,699	247,498
2024	1,560	236,413	237,973
2025	1,190	226,550	227,740
2026	643	215,070	215,713
Thereafter	1,712	1,143,727	1,145,439

Total lease payments	8,524	2,259,834	2,268,358
Less imputed interest	1,385	790,613	791,998

Present value of lease liabilities	7,139	1,469,221	1,476,360
Less current portion of lease liabilities	1,737	127,337	129,074

Long-term lease liabilities	$5,402	$1,341,884	$1,347,286

As of April 2, 2022, the Company had entered into additional operating leases that have not yet commenced with total fixed payment obligations of $65.1 million. The leases are expected to commence between 2022 and 2023 and have initial lease terms of approximately 15 years.

The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. The rates are established based on the Company’s first lien term loan as this is the most senior collateralized debt.

ROU Asset Impairments

The Company incurred impairment charges of $2.8 million and $0.1 million against ROU assets during the three months ended April 2, 2022 and April 3, 2021, respectively. ROU asset impairment charges for the three months ended April 2, 2022 related to the Company exiting its previous corporate headquarters and relocating to a new, smaller footprint, office space as the Company transitioned to a hybrid working model. ROU asset impairment charges are included as a component of impairment losses on the unaudited condensed consolidated statements of operations and comprehensive income (loss).

5.	OTHER CURRENT LIABILITIES

Other current liabilities included the following (in thousands):

	April 2, 2022	January 1, 2022
Deferred grants	$28,584	$7,991
Self-insurance obligations	22,884	22,351
Accrued income taxes	7,181	3,627
Promissory notes	6,283	11,028
Long-term incentive plan	2,723	3,866
Financing lease obligations	1,737	1,676
Other	2,027	1,710

Total other current liabilities	$71,419	$52,249

6.	FAIR VALUE MEASUREMENTS

Fair value guidance defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company uses a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach and cost approach).

The levels of the fair value hierarchy are described below:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs with little or no market data available, which require the reporting entity to develop its own assumptions.

Investments held for the Company’s deferred compensation plan are measured at fair value and are classified as Level 2 investments under the fair value hierarchy based on valuation inputs used. As of April 2, 2022 and January 1, 2022, investments held for the deferred compensation plan were valued at $22.3 million and $22.6 million, respectively. The investments are included in other assets with an offsetting liability included in other long-term liabilities on the unaudited condensed consolidated balance sheets.

The Company records long-term debt on the unaudited condensed consolidated balance sheets at adjusted cost, net of unamortized issuance costs. The estimated fair value of the first lien term loan is $1,117.6 million as of April 2, 2022 and $1,119.6 million as of January 1, 2022 and is based on mid-point prices, or prices for similar instruments from active markets, on the balance sheet date. As such, the first lien term loan is classified as Level 2.

The estimated fair value of the first lien notes is $65.5 million as of April 2, 2022 and $64.1 million as of January 1, 2022 and is based on current market rates for the first lien term loan, or prices for similar instruments from active markets, on the balance sheet date. Judgment is required to develop this estimate, and as such, the first lien notes are classified as Level 2.

The estimated fair value of the second lien term loan is $230.0 million as of April 2, 2022 and $225.5 million as of January 1, 2022, and is based on a series of unobservable inputs and requires significant judgement from management. As such, it has been classified as Level 3.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximates fair value due to the short-term nature of these assets and liabilities.

There were no transfers into, out of, or between levels within the fair value hierarchy during any of the periods presented. Refer to Note 7, Long-Term Debt, and Note 8, Risk Management and Derivatives for additional information.

Nonrecurring Fair Value Estimates—Impairment charges on property and equipment were $1.3 million and $0.5 million for the three months ended April 2, 2022 and April 3, 2021, respectively. Impairment charges on property and equipment are included as a component of impairment losses on the unaudited condensed consolidated statements of operations and comprehensive income (loss). The estimated fair value of these assets was calculated using discounted cash flows which are based on unobservable inputs (Level 3) including future cash flow projections and discount rate assumptions. Refer to Note 4, Leases, for information regarding impairment charges on the Company’s ROU assets.

7.	LONG-TERM DEBT

Long-term debt included the following (in thousands):

	April 2, 2022	January 1, 2022
First lien	$1,133,092	$1,136,035
Second lien	210,000	210,000
First lien notes	56,328	56,328
Debt issuance costs, net	(13,949)	(15,161)

Total debt, net	1,385,471	1,387,202
Current portion of long-term debt	(11,772)	(11,772)

Long-term debt, net	$1,373,699	$1,375,430

Credit Agreements—The Company’s $1,525.0 million senior credit facilities consist of a $1,200.0 million first lien term loan (the “First Lien”), a $115.0 million first lien revolving credit facility (the “Revolver”), and a $210.0 million second lien term loan (the “Second Lien”) (collectively, the “Credit Agreements”).

The effective interest rate was 4.76% on the First Lien, 9.26% on the Second Lien, 6.25% on the outstanding borrowings under the Revolver, 3.75% on outstanding letters of credit, and 0.50% on the unused portion of the Revolver as of April 2, 2022.

The weighted average interest rate for the First Lien was 4.75% for both the three months ended April 2, 2022 and April 3, 2021. The weighted average interest rate for the Second Lien was 9.25% for both the three months ended April 2, 2022 and April 3, 2021. The weighted average interest rate for the Revolver was 6.05% and 6.00% for the three months ended April 2, 2022 and April 3, 2021, respectively.

There were no outstanding borrowings on the Revolver as of April 2, 2022 and January 1, 2022. As of both April 2, 2022 and January 1, 2022, the Company had an available borrowing capacity of $48.2 million after giving effect to the outstanding letters of credit of $66.8 million. As of April 2, 2022, the Company was in compliance with all covenants of the Credit Agreements.

First Lien Notes—In July 2020, the Company entered into the First Lien Note Purchase Agreement in which $50.0 million in senior secured notes (the “First Lien Notes”) were issued to the members of KC Parent. The effective interest rate was 9.50% on the First Lien Notes as of April 2, 2022. The weighted average interest rate for the First Lien Notes was 9.50% for both the three months ended April 2, 2022 and April 3, 2021.

Accrued interest on the First Lien Notes is classified with long-term debt when the Company has the intent to elect the paid-in-kind option for interest payments. The Company elected to capitalize the First Lien Notes interest of $1.2 million during the three months ended April 3, 2021. The Company did not elect the paid-in-kind option for interest payments during the three months ended April 2, 2022, and does not intend to elect the option for future interest payments. As such, $1.3 million of accrued interest is included in related party payables on the unaudited condensed consolidated balance sheets as of both April 2, 2022 and January 1, 2022, respectively.

The Revolver matures in August 2023, the First Lien and First Lien Notes mature in February 2025, and the Second Lien matures in August 2025. Future principal payments on long-term debt for the remaining fiscal year ending December 31, 2022, and for the fiscal years thereafter, are as follows (in thousands):

Remainder of 2022	$8,829
2023	11,772
2024	8,829
2025	1,369,990

$1,399,420

8.	RISK MANAGEMENT AND DERIVATIVES

The Company is exposed to market risks, including the effect of changes in interest rates, and may use derivatives to manage financial exposures that occur in the normal course of business. The Company does not hold or issue derivatives for trading or speculative purposes. The Company may elect to designate certain derivatives as hedging instruments under ASC 815, Derivatives and Hedging. The Company formally documents all relationships between designated hedging instruments and hedged items, as well as its risk management and strategy for undertaking hedge transactions.

Cash Flow Hedges—For derivative instruments that are designated and qualify as cash flow hedges, the gain or loss on the derivative instrument is reported as a component of other comprehensive income or loss and reclassified into current earnings in the same period during which the hedged transaction affects earnings and is presented in the same line item on the unaudited condensed consolidated statements of operations and comprehensive income (loss) as the earnings effect of the hedged item. The Company classifies the cash flows at settlement from these designated cash flow hedges in the same category as the cash flows from the related hedged items, primarily within the cash provided by operations component of the unaudited condensed consolidated statements of cash flows.

In February 2019, the Company entered into a pay-fixed-receive-float interest rate swap and an interest rate cap that commenced in April 2019 in order to hedge interest rate risk on a portion of the variable rate debt of the senior secured credit facilities. The Company was required to make quarterly premium payments of $0.1 million for the interest rate cap. Under the interest rate cap, the Company will receive variable amounts from a counterparty if interest rates rise above the strike rate on the contract. The interest rate derivative contracts expired in December 2021.

The following table presents the amounts affecting the unaudited condensed consolidated statements of operations and comprehensive income (loss) (in thousands):

	Loss Recognized in Other Comprehensive Income (Loss)
	Three Months Ended
	April 2, 2022	April 3, 2021
Derivatives designated as cash flow hedges
Interest rate derivative contracts	$—	$(138)

	Loss Reclassified from Accumulated Other Comprehensive Income (Loss) into Income
	Three Months Ended
	April 2, 2022	April 3, 2021
Derivatives designated as cash flow hedges
Interest rate derivative contracts	$—	$2,345

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

During the three months ended April 2, 2022, there were no changes in accumulated other comprehensive income (loss), net of tax, and there was no balance as of both April 2, 2022 and January 1, 2022.

The changes in accumulated other comprehensive income (loss), net of tax, for the three months ended April 3, 2021 were as follows (in thousands):

Cash Flow Hedges
Balance at January 2, 2021	$(6,742)
Other comprehensive gains (losses) before reclassifications(1)	(101)
Reclassifications to net income of previously deferred (gains) losses(2)	1,714

Balance at April 3, 2021	$(5,129)

(1)	Net of tax benefit of $37
(2)	Net of tax (benefit) of $(631)

10.	SHAREHOLDER’S EQUITY, MEMBER’S EQUITY, AND EQUITY-BASED COMPENSATION

Shareholder’s Equity and Member’s Interests—In January 2022, KC Holdco, LLC converted from a Delaware limited liability company to a Delaware corporation and changed its name to KinderCare Learning Companies, Inc., with 100 authorized shares of common stock, par value $0.01 per share. As a result of this conversion, the member’s interests of KC Holdco, LLC held by KC Parent, LLC were converted into 10 uncertificated shares of common stock of the Company.

Increase in Authorized Capital and Stock Split—In February 2022, the Certificate of Incorporation of the Company was amended and restated to authorize the issuance of three separate classes of stock as well as increase the authorized number of shares as follows: (i) 1.3 billion shares of Class A common stock, $0.0001 par value per share; (ii) 200.0 million shares of Class B common stock, $0.0001 par value per share; and (iii) 200.0 million shares of common stock, $0.01 par value per share. Each of the 10 uncertificated shares held by KC Parent, LLC were split into 79.1 million shares of Class A common stock, par value $0.0001 per share, resulting in 790.7 million issued and outstanding shares of Class A common stock. There were no other issuances of common shares during the three months ended April 2, 2022. Common shares/member’s interests and per common share/member’s interest unit information have been retroactively adjusted for the effects of the conversion of member’s interests to common stock and the subsequent stock split for all periods presented within the unaudited condensed consolidated interim financial statements and notes thereto.

KC Parent Profit Interest Units—In August 2015, the Board of Managers of KC Parent approved a profit interest units plan (“PIUs Plan”) which provides KC Parent authorization to award profit interest units (“PIUs”) to certain employees, officers, managers, directors, and other providers of services to KC Parent and its subsidiaries (collectively, “PIU Recipients”) pursuant to the terms and conditions of the PIUs Plan. The PIUs consist of Class A-1 Units, Class B-1 Units, Class B-2 Units, and Class B-3 Units and entitle PIU Recipients to share in increases in value of KC Parent from and after the date of issuance.

Pursuant to the PIUs Plan, KC Parent authorized 7.5 million Class A-1 Units, 31.6 million Class B-1 Units, 31.6 million Class B-2 Units, and 23.7 million Class B-3 Units for issuance to PIU Recipients. Class A-1 Units are fully vested upon issuance. Class B-1 Units vest over a four-year period, at 25% per annum. Upon the consummation of a sale of the Company, the vesting of all then unvested Class B-1 Units accelerates in full. Class B-2 Units and Class B-3 Units vest on the date on which certain respective performance hurdles (i.e. liquidity performance condition) are achieved but subject to the employment of PIU Recipients with the Company. Any units that are forfeited, canceled, or reacquired by KC Parent prior to vesting, are added back to the units available for issuance under the PIUs Plan.

A summary of the incentive units activity under the PIUs Plan is presented in the table below (units in millions):

	Class A-1 Units	Class B-1 Units	Class B-2 Units	Class B-3 Units
Nonvested at January 1, 2022	—	4.7	31.3	23.5
Granted
Repurchased
Vested		(0.1)
Forfeited		(0.1)	(0.1)	(0.1)

Nonvested at April 2, 2022	—	4.5	31.2	23.4

Vested at April 2, 2022	7.5	26.7	—	—

Weighted average grant date fair value per unit is as follows:

	Class A-1 Units	Class B-1 Units	Class B-2 Units	Class B-3 Units
Nonvested at January 1, 2022	$—	$0.45	$0.35	$0.29
Granted
Repurchased
Vested		0.34
Forfeited		0.43	0.43	0.37

Nonvested at April 2, 2022	$—	$0.45	$0.35	$0.29

During the three months ended April 2, 2022, KC Parent did not grant any Class B-1, Class B-2, or Class B-3 units.

The total fair value of the units vested during the three months ended April 2, 2022 was less than $0.1 million, and there were no repurchase liabilities paid during both the three months ended April 2, 2022 and April 3, 2021.

2022 Incentive Award Plan—In February 2022, the Company’s Board of Directors (“Board”) approved the 2022 Incentive Award Plan (“the 2022 Plan”) which provides the Company authorization to grant stock options, stock appreciation rights, restricted stock, RSUs, dividends equivalents or other stock or cash based awards to certain service providers which are defined as employees, consultants, or directors (collectively, “Participants”) pursuant to the terms and conditions of the 2022 Plan. Stock options granted under the 2022 Plan may be either incentive stock options or nonqualified stock options. The 2022 Plan provides that the aggregate number of shares available for issuance pursuant to the awards shall be equal to the sum of

(i) 107.8 million shares and (ii) an annual increase on the first day of each calendar year beginning on January 1, 2023 and ending January 1, 2032 equal to the lesser of (A) four (4%) of the number of shares outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of shares as determined by the Board.

Stock Options—The Company’s stock options generally have a time-based, four-year vesting schedule in which the options shall vest 25% upon the first anniversary of the grant date and the remaining in equal quarterly installments over the following three years. Stock options have fixed 10-year terms and will expire and become unexercisable after the earliest of: (i) the tenth anniversary of the grant date, (ii) the ninetieth day following the Participant’s termination of service for any reason other than due to death, disability, or qualifying retirement, (iii) immediately upon the termination of service of the Participant for cause, or (iv) the expiration of twelve months from the Participant’s termination of service due to death or disability. Participants have 90 days to exercise vested options following voluntary or involuntary termination.

A summary of the stock option activity under the 2022 Plan, the weighted average exercise price per option, and the weighted average grant date fair value per option is presented in the table below (options in millions):

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2022	—	$—	$—	—
Granted	7.6	2.46	1.10
Exercised
Forfeited
Expired

Outstanding at April 2, 2022	7.6	$2.46	$1.10	9.90

Vested at April 2, 2022	—	$—	$—	—
Exercisable at April 2, 2022	—	$—	$—	—

As the options were all granted during the three months ended April 2, 2022, no options were vested or exercised during the three months ended April 2, 2022.

Valuation Assumptions of Stock Options—To measure the fair value of stock options, the Black-Scholes model was utilized, which requires the input of highly complex and subjective assumptions. The assumptions that impact the Black-Scholes option pricing model were as follows:

Three Months Ended
April 2, 2022
Stock price	$2.46
Risk free interest rate	1.36%
Expected dividend yield	0.00%
Expected term	6.11 years
Expected volatility	45%

Fair value of aggregate equity

As there has been no public market for the equity of the Company, estimates of fair value were determined using generally accepted valuation methodologies, specifically income-based and market-based methods. The income-based method is the discounted cash flow method, and the market methods include the guideline public company and market transaction methods. Weightings are adjusted over time to reflect the merits and shortcomings of each method.

Expected term

The Company determines the expected term based on the average period the stock options are expected to remain outstanding, generally calculated as the midpoint of the stock options’ vesting term and contractual expiration period, as the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

Expected volatility

As the Company has been privately held since inception, there is no specific historical or implied volatility information available. Accordingly, the Company estimates the expected volatility on the historical stock volatility of a group of similar companies that are publicly traded over a period equivalent to the expected term of the equity-based awards.

Risk-free interest rate

The risk-free interest rate is based on the U.S. constant maturity rates with remaining terms similar to the expected term of the stock options.

Expected dividend yield

The Company does not expect to declare a dividend to shareholders in the foreseeable future.

Restricted Stock Units—The Company’s RSUs awarded to management have a four-year vesting schedule in which the RSUs shall vest 25% upon the first anniversary of the grant date and the remaining in equal quarterly installments over the following three years. RSUs awarded to independent board members have a one-year, time-based, vesting schedule.

The RSUs are subject to certain requirements including the Participant’s continued employment on the vesting date, as applicable. In the event of a Participant’s termination of service, the Participant immediately forfeits any and all RSUs granted that have not vested or do not vest on the date termination of service occurs and rights in any such non-vested RSUs shall lapse and expire. Upon the occurrence of termination of service due to death or disability, the RSUs shall become vested in full. In the event of qualifying retirement, the RSUs will remain outstanding and eligible to vest in accordance with the terms of the 2022 Plan.

The fair value of RSUs is determined based on the fair value of the Company’s common stock. Upon each vesting date prior to the Company becoming a publicly listed company, half of the value of the RSUs are to be settled in cash and the other half are to be settled in shares. The cash-settled RSUs are subject to remeasurement at fair value each reporting period. Upon each vesting date following the date the Company becomes a publicly listed company, all of the Participant’s RSUs that vested on such date shall be distributed in shares.

As of April 2, 2022, the cash-settled RSUs are recorded as liabilities of $0.2 million within other current liabilities and $0.2 million within other long-term liabilities in the unaudited condensed consolidated balance sheets.

A summary of the RSU activity under the 2022 Plan and the weighted average grant date fair value per unit is presented in the table below (RSUs in millions):

	Share-Settled		Cash-Settled
	Number of RSUs - Equity- Classified	Weighted Average Grant Date Fair Value	Number of RSUs - Liability- Classified	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2022	—	$—	—	$—
Granted	2.2	2.46	2.2	2.46
Repurchased
Vested
Forfeited

Nonvested at April 2, 2022	2.2	$2.46	2.2	$2.46

Vested at April 2, 2022	—	$—	—	$—

As the RSUs were all granted during the three months ended April 2, 2022, no RSUs vested during the three months ended April 2, 2022.

Equity-based Compensation Expense—Equity-based compensation expense for all equity-based compensation awards was $1.8 million and $0.3 million during the three months ended April 2, 2022 and April 3, 2021, respectively, and was recognized in selling, general, and administrative expense in the unaudited condensed consolidated statements of operations and comprehensive income (loss). The income tax benefit related to equity-based compensation expense was $0.4 million during the three months ended April 2, 2022. There was no income tax benefit related to equity-based compensation expense during the three months ended April 3, 2021.

During the three months ended April 2, 2022, the terms of the PIUs Plan were modified to include a retirement eligibility provision that allows units to remain outstanding and eligible to vest without regard for remaining service requirements. This modification impacted previously granted Class B-1 Units issued to four PIU Recipients. Under ASC Topic 718, a modification in the terms or conditions of an award, unless the change is non-substantive, represents an exchange of the original award for a new award. The modified award is revalued and incremental compensation cost is recognized for the excess, if any, between fair value of the award upon modification and fair value of the award immediately prior to modification. In connection with this modification, the Company recorded accelerated equity-based compensation expense of approximately $0.2 million during the three months ended April 2, 2022.

Total unrecognized equity-based compensation expense for Class B-1 units, stock options and RSUs, net of estimated forfeitures, as of April 2, 2022 was $13.3 million, which will be recognized over the remaining weighted average period of 3.2 years. Total unrecognized equity-based compensation expense for Class B-2 and B-3 units as of April 2, 2022 was $17.7 million, which will be recognized once certain respective performance hurdles are achieved.

11.	NET NCOME (LOSS) PER COMMON SHARE AND MEMBER’S INTEREST UNIT

The reconciliation of basic and diluted net income (loss) per common share and member’s interest unit for the three months ended April 2, 2022 and April 3, 2021 is set forth in the table below (in thousands, except per share/unit data):

	Three Months Ended
	April 2, 2022	April 3, 2021
Net income (loss) available to common shareholders and attributable to member’s interest units, basic and diluted	$71,553	$(19,378)

Weighted average number of common shares/ member’s interest units outstanding, basic	790,673	750,181
Effect of dilutive securities	119	—

Weighted average number of common shares/ member’s interest units outstanding, diluted	790,792	750,181

Net income (loss) per common share/member’s interest unit:
Basic	$0.09	$(0.03)

Diluted	$0.09	$(0.03)

Stock options to purchase 7.6 million shares of common stock were outstanding as of April 2, 2022 and were excluded from the calculation of diluted net income (loss) per common share/member’s interest unit for the three months ended April 2, 2022 as their effect was anti-dilutive.

12.	INCOME TAXES

The Company recorded a tax expense at an effective rate of 23.5% for the three months ended April 2, 2022 compared to a tax benefit at an effective rate 24.9% for the three months ended April 3, 2021. The change in the effective rate was primarily due to the release of the valuation allowance in the three months ended April 2, 2022.

The Company considers all available positive and negative evidence when assessing the carrying amount of its deferred tax assets. Evidence includes the anticipated impact on future taxable income arising from the reversal of temporary differences, actual operating results for the trailing twelve quarters, the ongoing assessment of financial performance, and available tax planning strategies, if any, that management considers prudent and feasible. No valuation allowance was required as of April 2, 2022 and the valuation allowance was $2.9 million as of January 1, 2022. The valuation allowance was released during the three months ended April 2, 2022 due to the Company’s continued positive financial performance and no longer being in a historical cumulative loss position. The Company will continue to reassess the carrying amount of its deferred tax assets.

The Company is no longer subject to examination by tax authorities for years before 2011.

13.	COMMITMENTS AND CONTINGENCIES

There have been no new developments relating to commitments and contingencies which are required to be reported as compared to the Company’s latest audited annual financial statements.

14.	RELATED PARTY TRANSACTIONS

Related party transactions were disclosed in the audited consolidated financial statements and notes thereto for the fiscal year ended January 1, 2022.

The table below details the Company’s net amounts due to unconsolidated related parties as included within related party payables on the unaudited condensed consolidated balance sheets (in thousands):

	April 2, 2022	January 1, 2022
Accrued interest on first lien notes	$1,293	$1,308

The table below details the Company’s expenses recognized from unconsolidated related parties (in thousands):

	Three Months Ended
	April 2, 2022	April 3, 2021
Partners Group management services	$1,216	$1,216
Related parties rent	6,469	5,730

15.	SUBSEQUENT EVENTS

In April 2022, the Company acquired all of the outstanding common shares of one early childhood education and care center for cash consideration of $2.1 million. The acquisition was accounted for as a business combination and is subject to certain closing adjustments. The acquisition is not expected to have a material impact on the Company’s financial statements.

The Company has no other subsequent events to report as evaluated through May 9, 2022, the date the financial statements were available to be issued.

KINDERCARE LEARNING COMPANIESTM

                Shares

KinderCare Learning Companies, Inc.

Common Stock

Prospectus

            , 2022

Barclays

Morgan Stanley

Jefferies

BofA Securities

Goldman Sachs & Co. LLC

Baird

Citigroup

Credit Suisse

Macquarie Capital

Loop Capital Markets

Ramirez & Co., Inc.

R. Seelaus & Co., LLC

Through and including                 , 2022 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts, payable in connection with the sale of the shares of common stock being registered hereby. Except as otherwise noted, the Registrant will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee:

	Amount
SEC registration fee		$9,270
FINRA filing fee		15,500
New York Stock Exchange listing fee		295,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

Item 14. Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. Our second amended and restated certificate of incorporation contains a provision which eliminates directors’ personal liability as set forth above.

Our second amended and restated certificate of incorporation and amended and restated bylaws provide in effect that we shall indemnify our directors and officers to the extent permitted by the DGCL. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, employees and agents in certain circumstances. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent that a director or officer or employee of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; and the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

We have in effect insurance policies for general officers’ and directors’ liability insurance covering all of our officers and directors. In addition, we have entered into indemnification agreements with our directors and officers. These indemnification agreements may require us, among other things, to indemnify each such director or officer for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by such director or officer in any action or proceeding arising out of his or her service as one of our directors or officers.

Item 15. Recent Sales of Unregistered Securities

During the three years preceding the filing of this registration statement, we have granted the following Units under the 2015 Equity Incentive Plan to certain of our employees in connection with services provided to us by such persons: (i) 6,499,925 Class B-1 Units that are time vesting and (ii) 6,388,195 Class B-2 Units and 4,790,697 Class B-3 Units that are performance vesting.

During the three years preceding the filing of this registration statement, we have granted 4,306,282 RSUs and 7,545,990 stock options under the 2022 Plan to certain of our employees in connection with services provided to us by such persons.

The issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Rules 506 and 701 promulgated thereunder. The securities were issued directly by the Registrant and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit No.	Exhibit Description

1.1+	Form of Underwriting Agreement.

3.1*	Form of Second Amended and Restated Certificate of Incorporation of KinderCare Learning Companies, Inc., to be effective in connection with the Reorganization.

3.2*	Form of Amended and Restated Bylaws of KinderCare Learning Companies, Inc., to be effective in connection with the Reorganization.

4.1+	First Lien Note Purchase Agreement, dated as of July 6, 2020, among KC Holdco, LLC, KUEHG Corp., the purchasers party thereto and Wilmington Trust, National Association, as administrative agent and collateral agent.

4.2+	Specimen Common Stock Certificate of the Registrant.

4.3+	Form of Stockholders Agreement, to be effective upon the consummation of this offering.

5.1*	Opinion of Latham & Watkins LLP.

10.1+	First Lien Credit Agreement, dated as of August 13, 2015, among KC Sub, Inc., KC Mergersub Inc., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

10.1.1+	Incremental Amendment No. 1 to First Lien Credit Agreement, dated as of April 29, 2016, among KC Sub, Inc., KUEHG Corp., as successor to KC Mergersub Inc., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

10.1.2+	Amendment No. 2 to First Lien Credit Agreement, dated as of April 29, 2016, among KC Sub, Inc., KUEHG Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

10.1.3+	Amendment No. 3 to First Lien Credit Agreement, dated as of October 18, 2016, among KC Sub, Inc., KUEHG Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

10.1.4+	Amendment No. 4 to First Lien Credit Agreement, dated as of February 7, 2017, among KC Sub, Inc., KUEHG Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

10.1.5+	Amendment No. 5 to First Lien Credit Agreement, dated as of April 26, 2017, among KC Sub, Inc., KUEHG Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

10.1.6+	Amendment No. 6 to First Lien Credit Agreement, dated as of August 22, 2017, among KC Sub, Inc., KC Holdco, LLC, KUEHG Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

10.1.7+	Incremental Amendment No. 7 to First Lien Credit Agreement, dated as of August 24, 2018, among KC Sub, Inc., KC Holdco, LLC, KUEHG Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

10.1.8+	Amendment No. 8 to First Lien Credit Agreement, dated as of September 19, 2018, among KC Sub, Inc., KC Holdco, LLC, KUEHG Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

10.1.9+	Incremental Amendment No. 9 to First Lien Credit Agreement, dated as of March 20, 2019, among KC Sub, Inc., KC Holdco, LLC, KUEHG Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

Exhibit No.	Exhibit Description

10.1.10+	Amendment No. 10 to First Lien Credit Agreement, dated as of June 12, 2020, among KC Sub, Inc., KC Holdco, LLC, KUEHG Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

10.1.11+	Amendment No. 11 to First Lien Credit Agreement, dated as of October 15, 2020, among KC Sub, Inc., KC Holdco, LLC, KUEHG Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

10.1.12+	Incremental Facility Amendment to First Lien Credit Agreement, dated November 3, 2021, among KC Sub, Inc., KC Holdco, LLC, KUEHG Corp., the lenders party thereto, and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

10.2+	Second Lien Credit Agreement, dated as of August 22, 2017, among KC Holdco, LLC, KC Sub, Inc., KUEHG Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

10.2.1+	Amendment No. 1 to Second Lien Credit Agreement, dated as of September 19, 2018, among KC Holdco, LLC, KC Sub, Inc., KUEHG Corp., the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent.

10.3#+	Employment Agreement by and between Knowledge Universe Education, LLC and John T. Wyatt, dated as of July 8, 2015.

10.4#+	Employment Agreement by and between Knowledge Universe Education, LLC and Paul Thompson, dated as of July 8, 2015.

10.5#+	Employment Agreement by and between Knowledge Universe Education, LLC and Dr. Elanna Yalow, dated as of July 8, 2015.

10.6#+	Employment Letter by and between KinderCare Learning Companies, Inc. and Tom Wyatt, effective as of the consummation of this offering.

10.7#+	Employment Letter by and between KinderCare Learning Companies, Inc. and Paul Thompson, effective as of the consummation of this offering.

10.8#+	KC Parent, LLC 2015 Equity Incentive Plan.

10.9+	KC Parent, LLC Limited Liability Company Agreement.

10.9.1+	Amendment to KC Parent, LLC Limited Liability Company Agreement.

10.10#+	Form of Incentive Unit Grant Agreement under the KC Parent, LLC 2015 Equity Incentive Plan.

10.11#+	KinderCare Education LLC Severance Pay Plan.

10.12#+	Director Letter by and between KUEHG Corp. and Adrian Bellamy dated as of January 8, 2016.

10.13#+	Knowledge Universe Education LLC Nonqualified Deferred Compensation Plan.

10.13.1#+	Amendment No.1 to Knowledge Universe Education LLC Nonqualified Deferred Compensation Plan.

10.14#+	2022 Incentive Award Plan.

10.15*	A&R 2022 Incentive Award Plan, to be effective upon the consummation of this offering.

10.16+	Form of Indemnification Agreement.

10.17#+	Form of Option Agreement under the 2022 Incentive Award Plan.

10.18#+	Form of Restricted Stock Unit Agreement under the 2022 Incentive Award Plan.

10.19#+	Form of Director Restricted Stock Unit Agreement under the 2022 Incentive Award Plan.

10.20#+	2022 Employee Stock Purchase Plan, to be effective upon the consummation of this offering.

Exhibit No.	Exhibit Description

10.21#+	KinderCare Learning Companies, Inc. Non-Employee Director Compensation Policy.

10.22#+	Senior Executive Severance Plan.

10.23#+	KinderCare Education LLC Long-Term Incentive Plan.

10.24#+	Form of Award Agreement under the KinderCare Education LLC Long-Term Incentive Plan.

10.25#*	Form of Option Agreement under the A&R 2022 Incentive Award Plan.

10.26#*	Form of Restricted Stock Unit Agreement under the A&R 2022 Incentive Award Plan.

10.27#*	Form of Director Restricted Stock Unit Agreement under the A&R 2022 Incentive Award Plan.

21.1+	List of subsidiaries of KinderCare Learning Companies, Inc.

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.

23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1+	Power of Attorney (included on signature page).

107+	Filing fee table.

#	Indicates management contract or compensatory plan.
+	Previously filed.
*	To be filed by amendment.

(b) Financial Statement Schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, Oregon, on this 9th day of May, 2022.

KINDERCARE LEARNING COMPANIES, INC.

By:	/s/ John T. Wyatt
Name:	John T. Wyatt
Title:	Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John T. Wyatt John T. (“Tom”) Wyatt	Chief Executive Officer and Director (principal executive officer)	May 9, 2022

/s/ Anthony Amandi Anthony (“Tony”) Amandi	Chief Financial Officer (principal financial and accounting officer)	May 9, 2022

* Jean Desravines	Director	May 9, 2022

* Christine Deputy	Director	May 9, 2022

* Michael Gregg	Director	May 9, 2022

* Michael Nuzzo	Director	May 9, 2022

* Benjamin Russell	Director	May 9, 2022

* Joel Schwartz	Director	May 9, 2022

* Alyssa Waxenberg	Director	May 9, 2022

*By:	/s/ Anthony Amandi
Anthony Amandi
Attorney-in-fact